EXHIBIT C-5

The Budget Plan 2008
Responsible Leadership
Tabled in the House of Commons
by the Honourable James M. Flaherty, P.C., M.P.
Minister of Finance

February 26, 2008

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Budget 2008—Responsible Leadership
Introduction
The Canadian economy has been expanding for 16 consecutive years and our economic fundamentals are strong. Canada has the strongest fiscal position of any Group of Seven (G7) country. The Government is providing leadership by implementing an economic plan, Advantage Canada, to enhance our long-term prosperity.
The Government took important steps on this plan in its October 2007 Economic Statement by providing broad-based tax relief to individuals and businesses amounting to $60 billion over this and the next five years.
Budget 2008 builds on this by:
•	Maintaining strong fiscal management and continuing to reduce debt. Planned debt reduction for 2007—08 is $10.2 billion, and a total of $13.8 billion over the budget-planning period (2007—08 to 2009—10).

•	Carefully managing spending to ensure programs and services are efficient, effective, aligned with the priorities of Canadians, and affordable over the long term.

•	Strengthening Canada’s Tax Advantage with a new Tax Free Savings Account to promote savings and extend further support to the manufacturing sector.

•	Investing in the future by enhancing financial support for students and increasing support for research in science and technology.

•	Supporting communities that are vulnerable to economic adjustments in global markets.

•	Providing leadership at home by supporting the vulnerable, protecting the health and safety of Canadians, strengthening partnerships with Aboriginal Canadians, protecting Canada’s sovereignty in the Arctic, ensuring a cleaner, healthier environment, and tackling crime and bolstering security.

•	Providing leadership abroad by providing the Canadian Forces with stable and predictable funding to permit long-term planning, delivering on our promises for international assistance (including our commitment to rebuild a free and democratic Afghanistan), promoting Canada’s trade and investment interests around the world, and improving the security and efficiency of our borders.

From a position of economic strength, Canada is well prepared to successfully respond to the current period of economic uncertainty arising from the slowdown of the U.S. economy and the ongoing global financial market turbulence.
Actions taken by the Government since 2006 will provide $21 billion in incremental tax relief—equivalent to 1.4 per cent of Canada’s economy—to Canadians and Canadian businesses this year.
In total, actions taken in Budget 2008 and the October 2007 Economic Statement will total $29.4 billion over the current and next two fiscal years. Of this amount, $23.9 billion, or over 80 per cent, is dedicated to tax relief.
Table 1.1
Measures in Budget 2008 and October 2007
Economic Statement
(billions of dollars)

	Projection
	2007—08	2008—09	2009—10	Total

Spending	2.7	1.3	1.4	5.4
Tax reductions	4.8	9.6	9.5	23.9

Total	7.6	10.9	10.9	29.4

Planned debt reduction	10.2	2.3	1.3	13.8

Note:	Totals may not add due to rounding.
Collectively, these initiatives mark significant progress in implementing Advantage Canada, the Government’s long-term economic plan to improve our country’s prosperity both today and in the future.

Highlights
Recent Economic Developments and Prospects
•	The Canadian economy has been expanding for 16 consecutive years and our economic fundamentals are strong:
•	The unemployment rate is at its lowest level in 33 years, with over 400,000 new jobs created since the end of 2006.

•	Business and household finances are strong by historical and international standards.

•	Federal and provincial-territorial governments remain in a strong fiscal position.

•	Inflation remains low, stable and predictable.
•	From this position of strength, the Government took decisive and timely action in the October 2007 Economic Statement to support the economy by providing permanent and sustainable broad-based tax relief to individuals and businesses, including to manufacturers.

•	The actions taken in the Economic Statement provide more than $12 billion in incremental tax relief this year. Combined with actions taken by the Government since 2006, $21 billion in incremental tax relief—or 1.4 per cent of Canada’s economy—is being provided to Canadians and Canadian businesses this year.

•	These actions will not only help bolster our economy in these uncertain times, they advance Advantage Canada, the Government’s economic plan to improve Canada’s longer-term competitiveness and secure the future of Canadians.

•	As a result of weaker U.S. growth and ongoing financial market turbulence, private sector forecasters have revised down their outlook for the Canadian economy since the Economic Statement. Private sector forecasters expect real gross domestic product (GDP) growth of 1.7 per cent in 2008 and 2.4 per cent in 2009, down from 2.4 per cent and 2.7 per cent, respectively, at the time of the Economic Statement.

Economic Leadership
Maintaining Strong Fiscal Management
Creating a Fiscal Advantage for Canada is a cornerstone of the Government’s long-term economic plan, Advantage Canada. By carefully managing spending and continuing to reduce debt, the Government will ensure that its programs provide value for money, are sustainable and keep the tax burden to a minimum. Budget 2008 builds on the Government’s record of strong fiscal management by:
•	Reducing debt by $10.2 billion in 2007—08, and a total of $13.8 billion by 2009—10. By 2012—13, total debt reduction by the Government since coming into office will be more than $50 billion.

•	Delivering on the Tax Back Guarantee by dedicating $2.0 billion in annual interest savings by 2009—10 to ongoing personal income tax reductions. This accounts for nearly 40 per cent of the personal income tax relief provided since Budget 2006.

•	Continuing to implement the new Expenditure Management System by reviewing all departmental spending over a four-year cycle. The first round of these reviews included 17 federal organizations with spending of $13.6 billion. The savings realized are being used to fund new initiatives in these organizations and other priorities in this budget.

•	Keeping spending focused and disciplined, with spending in 2007—08 and 2008—09 below the track set out in Budget 2007 in relation to the overall size of the economy.

•	Focusing on core federal responsibilities while working with provinces, territories and other stakeholders to build a better future for Canada.

•	Improving the management and governance of the Employment Insurance (EI) program through the creation of the Canada Employment Insurance Financing Board, an independent Crown corporation with a legislated structure which provides that EI premiums are dedicated exclusively to the EI program.

Strengthening Canada’s Tax Advantage
The Government took decisive and timely action in the October 2007 Economic Statement to boost confidence and investment by announcing a bold package of tax reductions for individuals, families and businesses of $60 billion over this and the next five years.
Combined with previous tax relief introduced by the Government, total tax relief over the same period approaches $200 billion.
Budget 2008 builds on these actions by:
•	Helping Canadians save with a new Tax-Free Savings Account, a flexible savings vehicle that allows Canadians to contribute up to $5,000 a year to the account. Investment income, including capital gains, earned within the account will not be taxed and withdrawals will be tax-free.

•	Providing further assistance for Canada’s manufacturing and processing sector by extending accelerated capital cost allowance (CCA) treatment for investment in machinery and equipment for three years. Specifically, the 50-per-cent straight-line accelerated CCA treatment will apply for one additional year, and the accelerated treatment will then be provided on a declining basis over a two-year period.

•	Supporting small and medium-sized businesses by improving the scientific research and experimental development tax incentive program and easing the tax compliance burden by reducing the record-keeping requirements for automobile expense deductions and taxable benefits.

•	Enhancing the cross-border business and investment environment by streamlining cross-border tax-withholding and return-filing rules.

Investing in the Future
The world we live in today is changing rapidly. Canadian businesses compete in global markets that are increasingly integrated and driven by innovative new technologies. As outlined in Advantage Canada, investments in people, knowledge, modern infrastructure and a sound and efficient financial sector provide the foundation for global success.
Investing in People
Improving Canada’s competitive position means developing the best-educated, most-skilled and most flexible workforce in the world. That is why Budget 2008 is:
•	Supporting Canadian students with a $350-million investment in 2009—10, rising to $430 million by 2012—13, in a new, consolidated Canada Student Grant Program that will reach 245,000 college and undergraduate students per year when it takes effect in the fall of 2009.

•	Committing $123 million over four years starting in 2009—10 to streamline and modernize the Canada Student Loans Program.

•	Enhancing the flexibility of Registered Education Savings Plans by increasing the time they may remain open to 35 years from 25 years, and by extending the maximum contribution period by 10 years.

•	Providing $25 million over two years to establish a new Canada Graduate Scholarship award for top Canadian and international doctoral students.

•	Providing $3 million over two years to establish a new international study stipend for Canada Graduate Scholarship recipients who wish to study at international institutions.

•	Strengthening the ability of Canadian universities to attract and retain top science leaders with $21 million over two years to establish up to 20 Canada Global Excellence Research Chairs.

•	Recognizing exceptional achievement in health research by providing additional resources for the creation of the Canada Gairdner International Awards.

•	Modernizing the immigration system with a $22-million investment over two years, growing to $37 million per year, including legislation to speed up the processing of permanent resident applications, ensuring shorter wait times and making Canada’s immigration system more competitive.

•	Removing disincentives to work for seniors by raising the current Guaranteed Income Supplement earned income exemption to $3,500 from its current maximum exemption level of $500.
Investing in Knowledge
Investing in the future means investing in knowledge, science and innovation. Science and technology play important roles in almost every aspect of our lives. That is why Budget 2008 is:
•	Investing in knowledge by providing an additional $80 million per year to Canada’s three university granting councils for research in support of industrial innovation, health priorities, and social and economic development in the North.

•	Providing an additional $15 million per year to the Indirect Costs of Research program.

•	Building on Canada’s knowledge and people advantage in genomics with an additional $140 million for Genome Canada.

•	Providing an additional $10 million over two years to strengthen the operations of the Canadian Light Source research synchrotron in Saskatoon.

•	Providing $250 million over five years to support strategic, large-scale research and development projects in the automotive sector in developing innovative, greener and more fuel-efficient vehicles.

•	Enhancing Export Development Canada’s guarantee programs to support the automotive and manufacturing sectors.

Supporting Communities and Traditional Industries
While Canada’s economic fundamentals are solid, some workers and communities face challenges in adjusting to changes in the international economy. In January 2008, the Government announced up to $1 billion for the Community Development Trust to support those experiencing hardship due to international economic volatility. Budget 2008 builds on this initiative by:
•	Providing an additional $90 million to extend to 2012 the Targeted Initiative for Older Workers to help older workers stay in the workforce.

•	Providing $10 million over two years to Natural Resources Canada to promote Canada’s forestry sector in international markets as a model of environmental innovation and sustainability.

•	Allocating $72 million over two years to farm programs and to improve access to $3.3 billion in potential cash advances to Canadian farmers.

•	Providing $22 million over two years for innovation and to provide greater regulatory certainty in the aquaculture industry.
Investing in Infrastructure
Modern, high-quality infrastructure is vital to Canada’s long-term prosperity. That is why Budget 2008 is:
•	Making the Gas Tax Fund, which will be worth $2 billion in 2009—10, a permanent measure, allowing municipalities to better plan and finance their long-term infrastructure needs.

•	Setting aside up to $500 million in support of capital investments to improve public transit.

•	Announcing the establishment of a Crown corporation, PPP Canada Inc., to work with the public and private sectors to support public-private partnerships.

•	Providing $10 million over two years to enable repairs and environmental cleanup to permit the transfer of more small craft harbours across Canada from the federal government to interested parties.

A Sound and Efficient Financial Sector
Global and domestic financial sector developments of the past year, including turbulence in global financial markets, have demonstrated more than ever the importance of well-functioning capital markets and a sound and efficient financial sector. This is why Budget 2008 is:
•	Advancing the Capital Markets Plan for Canada, including the recent launch of an Expert Panel on Securities Regulation.

•	Modernizing the authorities of the Bank of Canada to support the stability of the financial system.

•	Updating treasury risk guidelines to ensure that federal entities continue to adhere to leading practices in financial risk management.
Leadership at Home and Abroad
Leadership at Home
The Government is inspired by our past as it invests in our future. Budget 2008 invests in the highest priorities of Canadians, including health, opportunity, security and well-being for all citizens, no matter where they live and work.
Supporting the Vulnerable
With Budget 2008, the Government is committed to helping those who need the care and support of their fellow Canadians by:
•	Providing $110 million to the Mental Health Commission of Canada to support innovative demonstration projects to develop best practices to help Canadians facing mental health and homelessness challenges.

•	Dedicating $282 million over this and the next two years to expand the Veterans Independence Program to support the survivors of veterans.

•	Delivering $3 million for the No Child Without program, which provides free MedicAlert bracelets to children with serious medical conditions.

Protecting the Health and Safety of Canadians
Budget 2008 sets aside funds for important initiatives to protect the health and safety of Canadians.
•	Supporting Canada’s Food and Consumer Safety Action Plan with $113 million over two years.

•	Providing $33 million over two years to ensure greater safety of natural health products.

•	Enhancing safety with $9 million over two years to improve the safety of laboratories dealing with viruses and bacteria.

•	Providing $25 million over two years to provide Canadians with better information on the links between environmental contaminants and illness.

•	Reducing the availability of contraband tobacco products through new tax compliance and enforcement measures.

•	Expanding the list of eligible expenses under the Medical Expense Tax Credit.

•	Exempting training to help individuals cope with disabilities or disorders, such as autism, from the Goods and Services Tax/Harmonized Sales Tax (GST/HST) and expanding the list of GST/HST-free medical and assistive devices to include service dogs, for instance.
Strengthening Partnerships With Aboriginal Canadians
The Government has made significant progress in supporting Aboriginal Canadians over the past two years with a new practical approach that is paying off. Advantage Canada recognized the most effective way to close the gap in socio-economic conditions faced by Aboriginal Canadians is to increase their workforce participation. Budget 2008 takes action toward this goal by:
•	Dedicating $70 million over two years for measures within a new Aboriginal economic development framework.

•	Dedicating $70 million over two years to improve First Nations education outcomes through enhanced accountability and by encouraging integration with provincial systems.

•	Committing $147 million over two years to stabilize current First Nations and Inuit health programs and promote closer integration with provincial systems in order to achieve better health outcomes.

•	Committing $43 million over two years for prevention-based models of child and family services on reserve.

•	Investing over $330 million over two years to improve access to safe drinking water in First Nations.
A Vision for a New North
Budget 2008 implements the Government’s vision for a new North with new measures that will protect and secure Canada’s sovereignty and create more economic opportunities in the North. These include:
•	Increasing the residency component of the Northern Residents Deduction by 10 per cent to further assist in drawing skilled labour to northern and isolated communities.

•	Providing $34 million over two years for geological mapping to support economic development.

•	Extending the Mineral Exploration Tax Credit for an additional year.

•	Providing $8 million over two years for a commercial harbour in Pangnirtung, Nunavut.
Ensuring a Cleaner, Healthier Environment
Budget 2008 includes new measures to strengthen and ensure the effective implementation of Canada’s ecoACTION plan by:
•	Providing $66 million over two years to set up the regulatory framework for industrial air emissions.

•	Providing $250 million for a full-scale commercial demonstration of carbon capture and storage in the coal-fired electricity sector, research on the potential for carbon storage in Nova Scotia and economic and technological issues.

•	Increasing the capital cost allowance rate for carbon dioxide pipelines, a component of carbon capture and storage systems.

•	Providing $10 million over two years for scientific research and analysis on biofuels emissions.

•	Investing $300 million to support nuclear energy, including the development of the Advanced CANDU Reactor and maintaining the safe, reliable operations of the Chalk River Laboratories.

•	Expanding the accelerated capital cost allowance for clean-energy generation equipment to additional applications involving ground-source heat pump and waste-to-energy systems.

•	Extending GST/HST relief to land leased to situate wind- or solar-power equipment for the production of electricity.

•	Providing $21 million over two years to make environmental law enforcement more effective.

•	Providing $12 million over two years to enhance law enforcement within Canada’s National Parks.
Investing in Culture and Sports
In 2010, Vancouver and Whistler will host the Olympic and Paralympic Winter Games. To support these celebrations and help our summer athletes prepare for future Olympics, Budget 2008 is:
•	Providing $25 million to help make the 2010 Olympic and Paralympic Torch Relays a symbol of community and national pride.

•	Providing $24 million over two years and $24 million per year ongoing to support the Road to Excellence for summer Olympic athletes.
In addition, to sustain our cultural institutions, the budget is allocating:
•	$9 million over two years to address operating and infrastructure pressures in Canada’s National Museums.

Tackling Crime and Bolstering Security
The Speech from the Throne identified tackling crime and strengthening the security of Canadians as a priority. Budget 2008 provides funding to enhance protection for Canadian families and communities, including:
•	Setting aside $400 million for a Police Officers Recruitment Fund to encourage provinces and territories to recruit 2,500 new front-line police officers.

•	Committing $122 million over two years to ensure that the federal corrections system is on track to implement a new vision to achieve better public safety results.

•	Providing $32 million over two years to enhance the work of the Public Prosecution Service of Canada.

•	Providing $30 million per year to the National Crime Prevention Strategy.

•	Facilitating compliance by waiving fees for firearms licence renewal until May 2009.
Leadership Abroad
Throughout its history, Canada has served as a shining example of what is possible. The Government is resolved to uphold this heritage by protecting our sovereignty at home and projecting our values abroad. By focusing our efforts and acting decisively, the Government is restoring Canada’s influence in world affairs.
Canada First Defence Strategy
Protecting Canadians and Canada is a fundamental responsibility of government. With the Canada First Defence Strategy, clear priorities will be in place to guide future actions. This is why Budget 2008 is:
•	Providing the Canadian Forces with stable and predictable funding to permit long-term planning.

Communications Security
•	Providing $43 million over the next two years to the Communications Security Establishment to make the necessary investments to keep pace with rapid advancements in information and communications technologies.
International Assistance
Canadians are a compassionate and generous people. Budget 2008 provides the resources and direction required to enable Canada to reassert its influence in global affairs by:
•	Delivering on our promise to double international assistance to $5 billion by 2010—11.

•	Meeting the commitment to double aid to Africa by 2008—09, and being the first Group of Eight (G8) country to deliver on this promise.

•	Providing $450 million over the next three years to the Global Fund to Fight AIDS, Tuberculosis and Malaria.

•	Providing an additional $100 million for the reconstruction and development of Afghanistan, bringing Canada’s total projected Afghan aid program to $280 million in 2008—09.

•	Dedicating an initial $50 million over the next two years to a new Development Innovation Fund, to create breakthrough discoveries with the potential to significantly improve the lives of millions in the developing world.
Canada’s Representation Abroad
The Government is providing leadership in global efforts to assist developing countries. It will also provide leadership closer to home in the Americas and in global affairs more generally.
These efforts include:
•	Reinvesting $89 million over two years to improve services for Canadians travelling, living and investing abroad by strengthening Canada’s overseas network.

Improving Canada’s Borders
Our borders have to facilitate trade, travel and commerce while protecting us from external threats. This is why Budget 2008 is investing in borders by:
•	Committing $75 million over two years to ensure the Canada Border Services Agency has the resources it needs to effectively manage the border.

•	Introducing a higher-security electronic passport by 2011.

•	Doubling the validity period of Canadian passports to 10 years when this electronic passport is launched.

•	Providing $14 million over two years to expand the joint Canada-United States NEXUS program for low-risk frequent travellers across the border.

•	Providing $6 million over two years for federal activities to support provinces and territories planning to introduce enhanced driver’s licences.

•	Allocating $26 million over two years to introduce the use of biometric data into visas issued to foreign nationals entering Canada.

•	Providing $15 million over two years to establish a permanent facility to enhance the security of the Great Lakes/St. Lawrence Seaway region.

•	Allocating $29 million over two years to meet priorities under the Security and Prosperity Partnership of North America.

Fiscal Outlook
The Government’s fiscal position remains strong. The strength in the economy in 2007 means that fiscal results for 2007—08 are expected to be somewhat better than at the time of the October 2007 Economic Statement. Over the next two years, the Government is planning on continued surpluses, despite downward revisions to private sector forecasts for economic growth.
•	Budget 2008 continues to focus on a two-year horizon, where uncertainties are fewer and the Government can reasonably be held to account for its fiscal plan.

•	Planned debt reduction is $10.2 billion in 2007—08, $2.3 billion in 2008—09 and $1.3 billion in 2009—10.

•	In light of global economic uncertainty, it is appropriate to update the five-year fiscal projections presented in the Economic Statement.

•	Surpluses are expected to rise from $3.1 billion in 2010—11 to $5.3 billion in 2012—13, allowing for debt reduction of at least $3 billion per year in those years. This means that total debt reduction by the Government since coming into office will be more than $50 billion by 2012—13.

•	After taking into account planned debt reduction, remaining surpluses are $0.1 billion in 2010—11, rising to $2.3 billion in 2012—13.

•	The federal tax burden, measured by total revenues as a share of the economy, is projected to decline from 16.3 per cent in 2006—07 to 15.3 per cent in 2009—10—the lowest level in nearly 50 years.

•	Spending as a share of gross domestic product (GDP) is below the track set out in Budget 2007.

Table 1.2
Summary Statement of Transactions
(Including Budget 2008 Measures)
(billions of dollars)

	Actual	Projection
	2006-07	2007-08	2008-09	2009-10

Budgetary revenues	236.0	244.5	241.9	252.0
Program expenses	188.3	201.2	208.1	218.3
Public debt charges	33.9	33.1	31.5	32.4

Total expenses	222.2	234.3	239.6	250.7

Planned debt reduction[1]	14.2	10.2	2.3	1.3

Federal debt	467.3	457.1	454.8	453.5

Per cent of GDP
Budgetary revenues	16.3	16.0	15.3	15.3
Program expenses	13.0	13.2	13.1	13.2
Public debt charges	2.3	2.2	2.0	2.0
Total expenses	15.4	15.3	15.1	15.2
Federal debt	32.3	29.9	28.7	27.5

Note:	Totals may not add due to rounding.

[1]	Actual debt reduction in 2006—07 (includes other comprehensive income of $479 million).

Table 1.3
Budget 2008 Initiatives
(millions of dollars)

	2007-08	2008-09	2009-10	Total

Economic Leadership
Strengthening Canada’s Tax Advantage		20	265	285
Investing in the Future
Investing in People	20	85	501	606
Investing in Knowledge	140	150	150	440
Supporting Communities and Traditional Industries	1,050	50	58	1,158
Investing in Infrastructure	500	159	15	674
A Sound and Efficient Financial Sector		3	6	10

Subtotal—Economic Leadership	1,710	468	995	3,173

Leadership at Home
Supporting the Vulnerable	369	20	17	406
Protecting the Health and Safety of Canadians		82	127	209
Strengthening Partnerships With Aboriginal Canadians		337	323	660
A Vision for a New North		175	28	203
Ensuring a Cleaner, Healthier Environment	250	358	61	669
Culture and Sports		8	41	49
Tackling Crime and Bolstering Security	400	70	159	630
Less: existing sources of funds		-202	-188	-390

Subtotal—Leadership at Home	1,019	848	567	2,434

Leadership Abroad		167	121	288
Additional Tax Measures	15	15	-10	20

Total New Budget 2008 Initiatives	2,744	1,497	1,674	5,916

Note:	Totals may not add due to rounding.

Highlights
•	The Canadian economy has been expanding for 16 consecutive years and our economic fundamentals are strong:
•	The unemployment rate is at its lowest level in 33 years, with over 400,000 new jobs created since the end of 2006.

•	Business and household finances are strong by historical and international standards.

•	Federal and provincial-territorial governments remain in a strong fiscal position.

•	Inflation remains low, stable and predictable.
•	From this position of strength, the Government took decisive and timely action in the October 2007 Economic Statement to support the economy by providing permanent and sustainable broad-based tax relief to individuals and businesses, including to manufacturers.

•	The actions taken in the Economic Statement provide more than $12 billion in incremental tax relief this year. Combined with actions taken by the Government since 2006, $21 billion in incremental tax relief—or 1.4 per cent of Canada’s economy—is being provided to Canadians and Canadian businesses this year.

•	These actions will not only help bolster our economy in these uncertain times, they advance Advantage Canada, the Government’s economic plan to improve Canada’s longer-term competitiveness and secure the future of Canadians.

•	As a result of weaker U.S. growth and ongoing financial market turbulence, private sector forecasters have revised down their outlook for the Canadian economy since the Economic Statement. Private sector forecasters expect real gross domestic product (GDP) growth of 1.7 per cent in 2008 and 2.4 per cent in 2009, down from 2.4 per cent and 2.7 per cent, respectively, at the time of the Economic Statement.

Note:	This chapter incorporates data available up to February 12, 2008. Figures in this chapter are at annual rates unless otherwise noted.

Overview
This chapter reviews recent domestic and international economic developments and prospects, describes the average private sector economic forecast that forms the basis for the fiscal projections, and discusses the risks and uncertainties associated with the economic outlook.
The fundamentals underpinning the Canadian economy remain strong. This strength, together with the decisive and timely tax relief announced in the October 2007 Economic Statement, will help Canada’s economy weather the economic challenges ahead. Indeed, current forecasts suggest that the Canadian economy will slow somewhat in the near term. This moderation reflects the materialization of some of the downside risks identified in the Economic Statement—particularly a weaker U.S. economy. Moreover, the outlook remains uncertain, given growing concerns about a larger-than-expected slowdown in the U.S. and uncertainty about the duration and impact of ongoing financial market turbulence.

Canadian Economic Developments
Growth in the Canadian economy has been strong. Through the first three quarters of 2007, the economy expanded at an average rate of 3.4 per cent. Strong final domestic demand has supported growth since 2001, reflecting rapid real income growth (Chart 2.1). Strong domestic demand growth reflected solid growth in consumption and non-residential investment as well as a healthy housing market, contrasting with falling residential investment in the U.S.

Labour markets remain healthy, with over 400,000 new jobs created since the end of 2006, including over 46,000 jobs created in January 2008. All regions of the country have benefited from this gain, and the national unemployment rate is down to its lowest level in 33 years (Chart 2.2). Employment growth has been particularly strong in B.C. and the Prairies, while weakness in manufacturing employment has been concentrated in Ontario and Quebec. Losses in the manufacturing sector, however, have been offset by strong gains in the service sector, particularly in high-wage industries such as professional, scientific and technical services and public administration.

With inflation pressures well contained, and faced with further tightening in credit conditions and a weaker U.S. economy, the Bank of Canada lowered the target for the overnight rate (i.e. the key policy rate) by 25 basis points in both December 2007 and January 2008 (Chart 2.3). The Bank also indicated that “further monetary stimulus is likely to be required in the near term to keep aggregate supply and demand in balance and to return inflation to target over the medium term.” Core Consumer Price Index (CPI) inflation—which excludes eight of the most volatile components of the overall index as well as the effect of indirect taxes, such as the Goods and Services Tax (GST)—has trended down to below the 2-per-cent target midpoint since September to reach 1.5 per cent in December, largely due to lower prices of imported goods as a result of the appreciation of the Canadian dollar.

Sustained strength in global demand, combined with supply constraints for agricultural commodities, base metals and crude oil, has led to significant increases in commodity prices (Chart 2.4). Since the beginning of 2006, the U.S. price of commodities produced in Canada has increased over 11 per cent, led by higher prices for energy, grain and mineral products. Prices of Canadian-produced commodities, which represent 40 per cent of the value of exported goods, are at record highs. While these higher prices clearly benefit the Canadian economy, they do raise input costs for producers in some sectors (for example, non-energy manufacturing, forestry and livestock production).

Strong growth in commodity prices has contributed to the significant appreciation of the Canadian dollar, which began early in 2002 (Chart 2.5). As well, the ongoing adjustment to global current account imbalances, which has resulted in U.S.-dollar weakness, has added to the strength of the Canadian dollar. Since the beginning of 2002, on a trade-weighted basis, the U.S. dollar has depreciated by 24 per cent against a broad group of currencies. Over this period, Canada has accounted for more of the U.S. depreciation than any other country, reflecting both the sharp increase in the Canada-U.S. exchange rate and Canada’s large share of U.S. trade.
The appreciation of the Canadian dollar has led to challenges for Canadian exporters, as discussed below. However, the strong dollar also brings some important benefits. For example, the stronger dollar has led to lower prices for imported capital goods, which in turn have led to a significant increase in real machinery and equipment (M&E) investment by Canadian businesses. This increase in M&E investment bodes well for future productivity growth.

In addition, the prices of imported consumer goods have declined as a result of the rapid appreciation of the Canadian dollar and lower world prices for manufactured goods. Together with rising prices of Canadian-produced commodities, this has led to a sharp increase in Canada’s export prices relative to import prices—the terms of trade (Chart 2.6).

Sustained output growth and improvements in the terms of trade have contributed to a significant increase in Canadians’ living standards since the end of 2001. Canadians’ living standards have increased by more than 20 per cent since the end of 2001 (Chart 2.7). About half of this increase is due to growth in real GDP per capita, reflecting both productivity gains and a higher employment rate. A further 7.5 percentage points reflects higher purchasing power due to gains in the terms of trade. The remainder reflects the fact that a growing share of income generated in Canada is staying here, as governments are in surplus and net foreign indebtedness is falling. This accounts for another 2.2 percentage points of the increase in living standards.

These gains in income have supported continued improvements in household and corporate financial positions. Household net worth as a share of disposable income has been growing at a rapid pace since the beginning of 2003, reaching record levels (Chart 2.8). As well, corporate profits continue to be strong, remaining near the record high of 14.3 per cent of GDP reached in the fourth quarter of 2005. Profits have been particularly strong in the financial, wholesale and retail trade, and oil and gas extraction sectors. Profits have been somewhat weaker in the manufacturing and forestry sectors.

Tax Relief Will Support the Economy
The October 2007 Economic Statement introduced broad-based tax reductions for individuals, families and businesses of $60 billion over this and the next five fiscal years.
Tax measures introduced by the Government will provide Canadians with relief each and every year, including important economic support this year. Measures announced in the 2007 Economic Statement are providing $12 billion in incremental tax relief this year (Table 2.1). This includes the reduction in the Goods and Services Tax (GST) rate to 5 per cent, as well as personal income tax relief for 2007, which most Canadians will receive in the spring of 2008 as a result of filing their 2007 income tax returns.
Table 2.1
Incremental Tax Relief in 2008—091
(millions of dollars)

		2006		2007
	Budget	Tax Fairness	Budget	Economic
	2006	Plan	2007	Statement	Total

GST				6,020	6,020
Personal income tax	160	1,030	3,785	4,795	9,770
Business income tax	2,945		745	1,495	5,185
Total	3,105	1,030	4,530	12,310	20,975

[1]	Includes measures that come into effect in 2008 and personal income tax relief effective for 2007 that will be realized by taxpayers as a result of filing their 2007 income tax returns in 2008. Includes incremental tax relief only.
Taking into account measures announced up to and including the 2007 Economic Statement, this provides Canadians and Canadian businesses with $21 billion in incremental tax relief—equivalent to 1.4 per cent of Canada’s economy—this year. This timely tax relief will help bolster the economy in these uncertain times.

Economic Challenges Ahead
Tax relief together with strong economic fundamentals mean that the Canadian economy is well placed to deal with the challenges that lie ahead—the weakening in the U.S. economy and ongoing global financial turmoil, as discussed in the next section, as well as the continuing adjustment to the higher Canadian dollar.
The higher Canadian dollar continues to present a challenge to export-intensive sectors, particularly the manufacturing and forestry sectors, which are also facing weaker U.S. demand, rising energy prices and increased competition from low-cost producers in developing countries. The higher dollar also presents a challenge to domestic producers that compete with foreign producers in the Canadian market.
Over the past two years, real output in manufacturing has declined by 3.4 per cent (Chart 2.9). Declines have been registered in industries which account for over two-thirds of output in the sector, with the automobile, wood, pulp and paper, plastics, rubber and textile industries most affected. The decline in automobile industry production has reflected not only sluggish North American demand for automobiles but also restructuring by the Big Three U.S. automakers. The wood products manufacturing industry has experienced particularly steep declines in output in response to the deterioration in the U.S. housing market. With output expanding in industries accounting for about one-third of manufacturing output, there are sources of strength, such as the furniture and computer and electronic industries.

Manufacturing as a share of total output has been declining in most developed countries over the past 35 years (Chart 2.10). This trend decline was reversed in Canada between 1993 and 2000, as the low dollar temporarily boosted output in the manufacturing sector. Since then, the sharp appreciation of the Canadian dollar vis-à-vis the U.S. dollar and other currencies has put renewed downward pressure on the manufacturing sector and returned its share of output in the economy to its longer-term trend.

While job and output losses in manufacturing and forestry industries have been significant, these losses have been more than offset by strong gains in other sectors of the economy (Chart 2.11). Employment has grown strongly in high-wage industries such as utilities, mining, oil and gas, construction, and finance, insurance and real estate. The overall health of the economy has been easing the burden of adjustment for weaker sectors by creating job opportunities in all regions of the country.

U.S. and Overseas Economic Developments and Prospects
U.S. Economic Developments and Prospects
Economic activity in the United States has slowed considerably. Real GDP growth in the fourth quarter of 2007 dropped to just 0.6 per cent. Another large decline in residential investment, together with decelerating export growth and a sharp reversal in inventory accumulation, were the primary factors behind this slower growth (Chart 2.12). Consumer spending also moderated somewhat in the fourth quarter, reflecting declines in household wealth and a deterioration in consumer confidence.
The central questions for the U.S. outlook are how much further residential investment and house prices will decline, and whether consumer spending will slow significantly as a result.

With house prices in the U.S. now falling (Chart 2.13), inventories at record highs, and delinquencies and foreclosures continuing to rise, the contraction in residential investment is projected to remain a drag on U.S. real GDP growth through the end of 2008, with many forecasters expecting the drag to carry into early 2009. More recently, concerns about the health of the U.S. economy in general have led to a marked decline in equity prices, with major indices down over 10 per cent from their recent October highs (Chart 2.13). Declines in equity prices since the beginning of 2008 have erased all of last year’s gains.
These significant declines in asset prices have the potential to reduce household wealth and consumer confidence and weaken consumer demand (Chart 2.14). In addition, rising mortgage delinquency and foreclosure rates have led financial institutions to tighten consumer-lending standards, reducing consumer access to credit and further depressing already weak housing demand. The ongoing turmoil in financial markets has also led to a widening of credit spreads resulting in a higher cost of funds and generally reduced credit availability for businesses. In general, credit conditions are expected to remain tight through 2008, dampening growth in U.S. business investment and consumer spending.

In response to indications of slowing growth, the U.S. Federal Reserve has lowered the target for the fed funds rate by a total of 225 basis points since September to 3.00 per cent. The U.S. Administration has also taken steps to support the U.S. economy with the Economic Stimulus Act of 2008. The Act is a one-year fiscal stimulus package equivalent to about 1 per cent of the U.S. economy, which includes temporary tax relief for both individuals and corporations.

Private sector forecasters expect U.S. real GDP growth to average 1.5 per cent in 2008 and 2.4 per cent in 2009. Relative to the forecasts in the October 2007 Economic Statement, U.S. real GDP growth has been revised down significantly, by 0.7 percentage points in 2008 and 0.5 percentage points in 2009 (Chart 2.15).

Overseas Economic Developments and Prospects
Weaker U.S. growth and tighter credit conditions worldwide are expected to reduce global economic growth. After expanding by 4.9 per cent in 2007, the global economy is projected to grow at a slower rate of 4.1 per cent in 2008, according to the International Monetary Fund (IMF) January 2008 World Economic Outlook (WEO) Update (Table 2.2). The revised outlook for 2008 is 0.3 percentage points lower than in the October 2007 WEO, and largely reflects significant downward revisions to the growth forecasts for the advanced economies. The IMF has revised down its forecast for U.S. real GDP growth to 1.5 per cent in 2008, in line with the average private sector forecast discussed in the previous section.
The euro area has expanded at a brisk pace since mid-2006, aided by an upswing in investment (particularly in Germany) and strong export growth. After averaging 2.6 per cent in 2007, the IMF expects growth in the euro area to slow to 1.6 per cent in 2008, reflecting the recent tightening in credit conditions and slower global growth.
In Japan, economic growth has been dampened by slower residential investment, while consumer and business sentiment has weakened and is expected to remain soft. Moreover, while the trade-weighted value of the yen remains relatively low, its recent appreciation is projected to weigh on net exports. According to the IMF, Japanese real GDP growth is expected to be 1.5 per cent in 2008.
Solid growth in the emerging economies is projected to continue, although the U.S.-led slowdown will likely put some downward pressure on exports. Growth is expected to moderate slightly in China with a smaller contribution from the trade sector but remain strong overall. After registering robust growth of 11.4 per cent in 2007, the strongest increase since 1994, China’s economy is expected to expand at the slightly slower pace of 10 per cent in 2008.

Table 2.2
World Real GDP Growth Outlook1
(per cent, year over year)

					Change
				January	From
			October	2008	October
			2007	WEO	2007
			WEO[2]	Update	WEO

	2006	2007	2008	2008

World[2]	5.0	4.9	4.4	4.1	-0.3
Advanced economies	3.0	2.6	2.2	1.8	-0.4
United States	2.9	2.2	1.9	1.5	-0.4
Euro area (15)	2.8	2.6	2.1	1.6	-0.5
Japan	2.4	1.9	1.7	1.5	-0.2
Emerging market and developing economies	7.7	7.8	7.1	6.9	-0.2
Developing Asia	9.6	9.6	8.7	8.6	-0.1
of which China	11.1	11.4	10.0	10.0	n/a

[1]	Aggregate growth rates for groups of countries are calculated on a purchasing power parity (PPP) exchange rate basis.

[2]	Department of Finance calculations. Country weights used to construct aggregate growth rates for groups of countries were revised from those reported in the October 2007 World Economic Outlook to incorporate updated PPP exchange rates released by the World Bank in December 2007.
Source: IMF, World Economic Outlook Update (January 2008).

Private Sector Canadian Outlook
The Department of Finance surveys private sector economic forecasters on a quarterly basis regarding their outlook for the Canadian economy. The Department’s survey of private sector forecasters forms the basis for economic assumptions that underlie the fiscal projections for the budget. The economic forecasts reported here are based on a survey of private sector forecasters conducted by the Department in December 2007 and updated in January.
Real GDP growth of 2.9 per cent in the third quarter of 2007 was higher than the 2.2-per-cent growth expected at the time of the October 2007 Economic Statement. However, private sector forecasters now estimate that real GDP growth slowed significantly in the fourth quarter of 2007 and expect growth to be moderate through 2008.
Private sector forecasters expect real GDP growth of 1.7 per cent in 2008, significantly lower than 2.4 per cent in the Economic Statement (Chart 2.16). This downward revision reflects expectations of weaker U.S. economic growth and tighter domestic credit conditions. Private sector forecasters have also lowered their forecast for real GDP growth in 2009, to 2.4 per cent from 2.7 per cent at the time of the Economic Statement, in part because of expectations of slower U.S. growth next year.

Private sector forecasters have revised down their outlook for GDP inflation in 2008 to 1.8 per cent from 2.4 per cent in the Economic Statement. This reflects downward revisions to their outlook for consumer prices as a result of the GST rate reduction and ongoing adjustments of import prices to the appreciation of the Canadian dollar, which are partially offset by higher energy prices than expected at the time of the Economic Statement. The outlook for GDP inflation in 2009 has been revised down slightly to 1.9 per cent from 2.0 per cent.
As a result of the lower forecasts for real GDP growth and GDP inflation, the outlook for nominal GDP growth in 2008 and 2009 has been revised down from 4.8 per cent and 4.7 per cent respectively in the Economic Statement to 3.5 per cent in 2008 and 4.3 per cent in 2009 (Chart 2.17). Relative to the private sector forecast presented in the Economic Statement, the level of nominal GDP is now expected to be close to $22 billion lower in 2008 and $28 billion lower in 2009.

At the time of the Economic Statement, private sector forecasters expected short-term interest rates to average 4.4 per cent in 2008 and 4.7 per cent in 2009. Forecasters have revised down their outlook for short-term interest rates to 3.2 per cent in 2008 and 3.8 per cent in 2009.
The outlook for long-term interest rates has also been significantly revised down to average 3.6 per cent in 2008 and 4.2 per cent in 2009, from 4.6 per cent and 5.0 per cent, respectively, at the time of the Economic Statement.
Private sector forecasters also anticipate that slower growth will translate into a modest increase in the unemployment rate. They expect the unemployment rate to rise to 6.3 per cent in 2008 and 6.4 per cent in 2009, compared to 6.2 per cent in 2008 and 2009 at the time of the Economic Statement.

Table 2.3
Private Sector Forecasts
(per cent, unless otherwise indicated)

	2007	2008	2009

Real GDP growth
March 2007 budget	2.3	2.9	3.1
October 2007 Economic Statement	2.5	2.4	2.7
February 2008 budget	2.6	1.7	2.4

GDP inflation
March 2007 budget	1.5	2.0	2.0
October 2007 Economic Statement	3.3	2.4	2.0
February 2008 budget	3.1	1.8	1.9

Nominal GDP growth
March 2007 budget	3.9	5.0	5.2
October 2007 Economic Statement	5.9	4.8	4.7
February 2008 budget	5.7	3.5	4.3

Nominal GDP level (billions of dollars)
March 2007 budget[1]	1,503	1,578	1,660
October 2007 Economic Statement	1,532	1,605	1,680
February 2008 budget	1,529	1,583	1,652

Change in nominal GDP (February vs. Statement)	-2	-22	-28

3-month treasury bill rate
March 2007 budget	4.2	4.2	4.3
October 2007 Economic Statement	4.2	4.4	4.7
February 2008 budget	4.2	3.2	3.8

10-year government bond rate
March 2007 budget	4.1	4.5	5.2
October 2007 Economic Statement	4.3	4.6	5.0
February 2008 budget	4.3	3.6	4.2

Unemployment rate
March 2007 budget	6.3	6.4	6.3
October 2007 Economic Statement	6.1	6.2	6.2
February 2008 budget	6.0	6.3	6.4

U.S. real GDP growth
March 2007 budget	2.5	2.9	3.3
October 2007 Economic Statement	1.9	2.2	2.9
February 2008 budget	2.2	1.5	2.4

[1]	Nominal GDP levels have been adjusted to reflect May 2007 revisions to Canada’s National Income and Expenditure Accounts.
Sources: March 2007 and October 2007 Department of Finance surveys of private sector forecasters; December 2007 survey of private sector forecasters, updated in January 2008.

Risks and Uncertainties
The downside risks identified in the October 2007 Economic Statement have, to some extent, materialized. Reflecting expectations of weaker U.S. growth and ongoing financial market turmoil, private sector forecasters have revised down their outlook for the Canadian economy since the time of the Economic Statement. The risks remain mainly tilted to the downside, and there is considerable uncertainty surrounding the economic outlook.
Despite the already weak outlook for the U.S. economy, there is the risk of a larger-than-expected U.S. slowdown. This could be brought about by substantial declines in house prices, further sharp drops in equity prices, tighter credit conditions or a rapid deterioration in the labour market, which could significantly impact U.S. consumer spending and business investment.
There is also the related risk that the turbulence in global financial markets could persist longer than expected, leading to higher business and consumer borrowing costs, reduced credit availability and weaker consumer and business confidence globally.
Heightened financial market volatility and recent developments in the U.S. economy have therefore increased the uncertainty surrounding the global economic outlook. Slower-than-expected global economic growth would put downward pressure on commodity prices, which would lead to weaker terms of trade and income growth for Canada.
This being said, the Canadian economy is well placed to deal with the challenges that lie ahead because of its strong economic and fiscal fundamentals. Further, actions taken in the Economic Statement are providing substantial incremental tax relief of more than $12 billion this year. Combined with actions taken by the Government since 2006, $21 billion—equivalent to 1.4 per cent of Canada’s economy—in incremental tax relief is being provided to Canadians and Canadian businesses this year.
These timely actions will not only continue to bolster the economy in these uncertain times, but they also advance the Government’s economic plan—Advantage Canada—to improve Canada’s long-term competitiveness and secure the future of Canadians.

Overview
Building on initiatives in the October 2007 Economic Statement, Budget 2008 provides economic leadership both to meet near-term challenges and to enhance long-term prosperity. It does this by:
•	Maintaining strong fiscal management through continued debt reduction, delivering on the Tax Back Guarantee, responsible spending, and improved management and governance of the Employment Insurance program.
•	Strengthening Canada’s Tax Advantage by building on the broad-based tax reductions announced in the October 2007 Economic Statement. In particular, Budget 2008 proposes to establish the Tax-Free Savings Account, extend assistance for Canada’s manufacturing sector, and improve the scientific research and experimental development tax incentive program, particularly for small and medium-sized businesses.
•	Investing in the future with funding for people, knowledge, business innovation, communities, traditional industries and infrastructure. Budget 2008 also proposes further steps to promote a sound and efficient financial sector.
With Budget 2008, the Government is taking important, focused actions to further implement Advantage Canada, the Government’s long-term plan to increase prosperity. These actions build on the October 2006 Tax Fairness Plan, Budget 2007 and the October 2007 Economic Statement, which are now boosting incomes and employment.

Highlights
Creating a Fiscal Advantage for Canada is a cornerstone of the Government’s long-term economic plan, Advantage Canada. By carefully managing spending and continuing to reduce debt, the Government will ensure that its programs provide value for money, are sustainable and keep the tax burden to a minimum. Budget 2008 builds on the Government’s record of strong fiscal management by:
•	Reducing debt by $10.2 billion in 2007—08, and a total of $13.8 billion by 2009—10. By 2012—13, total debt reduction by the Government since coming into office will be more than $50 billion.

•	Delivering on the Tax Back Guarantee by dedicating $2.0 billion in annual interest savings by 2009—10 to ongoing personal income tax reductions. This accounts for nearly 40 per cent of the personal income tax relief provided since Budget 2006.

•	Continuing to implement the new Expenditure Management System by reviewing all departmental spending over a four-year cycle. The first round of these reviews included 17 federal organizations with spending of $13.6 billion. The savings realized are being used to fund new initiatives in these organizations and other priorities in this budget.

•	Keeping spending focused and disciplined, with spending in 2007—08 and 2008—09 below the track set out in Budget 2007 in relation to the overall size of the economy.

•	Focusing on core federal responsibilities while working with provinces, territories and other stakeholders to build a better future for Canada.

•	Improving the management and governance of the Employment Insurance (EI) program through the creation of the Canada Employment Insurance Financing Board, an independent Crown corporation with a legislated structure which provides that EI premiums are dedicated exclusively to the EI program.

Strong fiscal management is the foundation of the Government’s economic plan. By carefully managing spending and continuing to reduce debt, the Government will ensure that its programs provide value for money and are sustainable over the long term, and that the burden of taxation is kept to a minimum. In the end, strong fiscal management leads to a higher standard of living for Canadians by reducing the share of tax dollars devoted to public debt charges and allowing monetary and fiscal policy to work together to control inflation and keep interest rates low.
The Benefits of Debt Reduction
The most direct benefit of lower debt is that less revenue is absorbed by interest charges, freeing up resources for more productive uses. To ensure that Canadians benefit directly from debt reduction, Budget 2007 legislated the Tax Back Guarantee. Under this Guarantee, the Government dedicates the effective interest savings from federal debt reduction each year to permanent and sustainable personal income tax reductions. Over time, the benefits provided under the Guarantee will grow. As of 2009—10, tax reductions provided under the Guarantee will amount to $2.0 billion. These savings have already been directed to personal income tax reductions set out in the October 2006 Tax Fairness Plan, in Budget 2007 and most recently in the 2007 Economic Statement. By 2009—10, the Guarantee will account for nearly 40 per cent of the personal income tax relief provided since Budget 2006.
Table 3.1
Tax Back Guarantee
(billions of dollars, unless otherwise indicated)

	2007—08	2008—09	2009—10

Total Tax Back Guarantee	1.1	1.9	2.0
Personal income tax reductions provided in:
October 2006 Tax Fairness Plan	1.0	1.1	1.1
Budget 2007	2.7	2.6	2.7
October 2007 Economic Statement	3.5	1.9	1.3

Total personal income tax reductions	7.2	5.6	5.1
Share of the personal income tax reductions funded by the Tax Back Guarantee	15%	34%	39%

Note: The effective interest savings resulting from debt reduction are calculated as the reduction in federal debt multiplied by the average effective interest rate on the Government’s unmatured debt. For example, the amount of the Guarantee in 2009—10 is equal to the interest savings from debt reduction up to 2008—09, which is about 5 per cent of $40 billion.

Low public debt also helps keep interest rates low. In the early 1990s, inflation-adjusted long-term interest rates averaged over 6 per cent, reflecting in part the risk posed to investors by the much higher level of indebtedness in Canada at that time. Since the Government sets the benchmark for all other borrowers in the economy—provincial and municipal governments, corporations and households—high federal debt imposes a significant cost on the economy. Higher borrowing costs led to lower private sector investment and a less productive economy.
Today, ongoing surpluses and falling Government of Canada debt help keep interest rates low (Chart 3.1). Inflation-adjusted long-term interest rates are currently just over 2 per cent. This makes it easier for Canadian corporations to raise funds to finance capital investment. This translates into higher private sector investment and a more vibrant, productive economy. Lower interest rates also mean significant savings for Canadian families when financing the purchase of large items such as a house. A Canadian family with an outstanding mortgage of $160,000 (amortized over 25 years) saves over $1,100 per year for each percentage point reduction in interest rates.

Lower debt levels also mean less reliance on borrowing from abroad (Chart 3.2). Rising debt and deficits pushed up net foreign indebtedness to more than 40 per cent of gross domestic product (GDP) in the early 1990s, with the result that an increasing share of income generated in Canada was flowing abroad to pay the interest on that foreign debt. Today, Canada has virtually eliminated its net foreign indebtedness. This means that a larger share of the income generated by the economy remains here in Canada. As described in Chapter 2, this has made an important contribution to the increase in the standard of living of Canadians since 2002.
Low debt levels also strengthen our ability to deal with economic shocks and challenges, such as the aging of the population. Debt represents a tax on future generations. Debt reduction, therefore, is about fairness and equity toward future generations.

Ongoing Debt Reduction
The Government is committed to ongoing, measured debt reduction despite global economic uncertainty.
•	Planned debt reduction for 2007—08 is $10.2 billion.
•	For 2008—09, the Government is planning on debt reduction of $2.3 billion.
•	For 2009—10, the Government is planning on debt reduction of $1.3 billion.
The Government is also announcing strategic initiatives, including the new Tax-Free Savings Account, investments for students, support for business investment, and significant investments to safeguard the security and health of Canadians.
The Government is making decisions over a two-year budget horizon. In light of global economic uncertainty, however, it is appropriate to update the five-year fiscal projections presented in the October 2007 Economic Statement. These longer-term projections, which are discussed in more detail in Chapter 5, are shown in Chart 3.3 below. The surplus is projected to be $3.1 billion in 2010—11, rising to $5.3 billion by 2012—13.

Since coming into office, the Government has already reduced the federal debt by $27.4 billion. With planned debt reduction over the budget-planning period of $13.8 billion, and planned debt reduction of $3 billion per year for 2010—11 to 2012—13, total debt reduction by the Government will be more than $50 billion.
This will allow the Government to meet its commitment to reduce the debt-to-GDP ratio to 25 per cent by 2011—12, three years ahead of the original target date. It also furthers the objective, as a country, to eliminate total government net debt by 2021.

The Government anticipates additional revenues from the auction of radio frequency spectrum licences scheduled to take place in 2008. The surplus projections shown above do not include an estimate of these proceeds. Once they are realized, the proceeds will be allocated to debt reduction.
Responsible Spending
The Government is committed to delivering programs and services that are efficient and effective, aligned with the priorities of Canadians and affordable over the long term. To achieve these objectives, as committed to in Budget 2007, the Government has introduced a new approach to the way it allocates and oversees its spending. Under this new Expenditure Management System:
•	All spending will be managed with a greater emphasis on achieving measurable results.
•	New spending proposals will be supported by better information, and performance will be benchmarked against best practices. Better information will support better decisions.
•	Existing spending will be subject to ongoing reviews over a four-year cycle to assess whether programs are achieving their intended results, are effectively managed, and are appropriately aligned with the priorities of Canadians and the responsibilities of the Government. Savings from these reviews will be reallocated to higher priorities. This is simply good management.
These changes will improve the accountability and transparency of government administration and will assure Canadians that the Government is using public resources effectively.

Strategic Reviews
In 2007, 17 organizations undertook strategic reviews of their programs and spending. In this initial review year, ministers examined departmental spending amounting to $13.6 billion, or about 15 per cent of total direct program spending.
As a result of these reviews, departments are streamlining operations, realigning their activities and transforming their organizations in order to deliver better programs and better results to Canadians. Through ongoing reviews of programs, departments are better able to:
•	Increase efficiency and effectiveness.
•	Focus on core roles.
•	Meet the priorities of Canadians.
Through these reviews, departments have identified expenditures totalling $386 million per year that are lower priority, lower-performing or no longer needed. The savings realized by these reviews are being directed to fund new initiatives in these departments and other priorities in this budget.
•	The Canadian Food Inspection Agency is transforming the way it performs its core role, so that it can pursue smarter ways of managing risks to human and animal health. All of the resulting savings are being used to help fund a major reinvestment in the Food Safety Action Plan. This will ensure that Canada is better prepared and resourced to address emerging risks to the health of Canadians, so that they can have confidence in the quality and safety of products they purchase.
•	The Department of Finance, the Canada Revenue Agency, Statistics Canada, Library and Archives Canada, and the Canadian International Trade Tribunal will be realizing savings from increased efficiencies in operations and general administration. These savings are being directed to other government programs that are a high priority for Canadians.
•	The Financial Transactions and Reports Analysis Centre of Canada is directing all administrative program savings toward increasing compliance activities and producing strategic information for Canadian intelligence and enforcement activities.
•	Canada’s National Museums (the National Gallery of Canada, the Canadian Museum of Civilization, the Canada Science and Technology Museum and the Canadian Museum of Nature) have undertaken a full review of their programming to identify improvements and efficiencies.

The Government is redirecting all of these savings to investments that will strengthen these four flagship museums. These investments will assist in strengthening Canada’s cultural institutions and protecting Canada’s cultural heritage for future generations.
•	Parks Canada is streamlining its operations in order to enhance its ability to achieve its core mandate of protecting sensitive land and species and ensuring that Canada’s cultural and natural heritage is preserved. The resulting savings are used to protect sensitive areas and enhance public safety by strengthening Parks Canada’s ability to respond effectively to wildfires and enhancing law enforcement in Canada’s National Parks.
•	Through a comprehensive review of its programs and spending, Canadian Heritage has identified certain programs that have now achieved their original goals. The Government is redirecting all savings toward other Canadian Heritage programs, including investments to strengthen that department’s Official Languages Action Plan, and support in this budget toward the 2010 Olympic and Paralympic Torch Relays and toward the Government’s Road to Excellence for summer Olympic athletes.
•	The Department of Foreign Affairs and International Trade will direct savings generated from operational efficiencies in Ottawa towards strengthening representation abroad. These changes will help to improve vital consular, business and diplomatic services to Canadians.
•	The strategic reviews of the International Development Research Centre and the Canadian International Development Agency are not yet finalized. Consistent with the Budget 2006 commitment to double international assistance from its 2001—02 level by 2010—11, all savings realized by these reviews will be reinvested in the International Assistance Envelope. The Government will direct part of these resources towards the replenishment of the Global Fund to Fight AIDS, Tuberculosis and Malaria, thus fulfilling an important Group of Eight (G8) commitment.
Further details on the savings realized and associated reinvestments are provided in Annex 3.
Sustainable Spending
To ensure that spending is sustainable for the long term, the Government committed in Budget 2007 to keep the rate of growth of program spending, on average, below the rate of growth of the economy. In the five years prior to this Government coming to office, spending grew at an average rate of 8.2 per cent annually. As a result, spending reached 13.7 per cent of GDP in 2004—05 (Chart 3.4). In the first year that the Government came to office, spending fell for the first time in nine years.

The Government has maintained spending, in relation to the size of the economy, well below 2004—05 levels, while at the same time making important investments to restore fiscal balance, providing historic long-term funding for infrastructure and strengthening Canada’s armed forces. In the October 2007 Economic Statement, the Government directed the significant “fiscal dividend” from faster economic growth in 2007 entirely to lowering taxes and debt. Spending in Budget 2008 is focused and disciplined. As a result, spending in 2007—08 and 2008—09, in relation to the overall size of the economy, is below the track set out in Budget 2007.
Limiting growth in spending to growth in the overall economy will require discipline and care. While some programs, such as health care transfers and international assistance, may grow faster than overall growth in the economy, others will need to grow at a slower pace. The Government will carefully manage spending and, where appropriate, either eliminate programs or limit the growth in program costs as required in order to meet the overall objective set for total program spending. This objective is particularly important in light of the modest remaining surpluses over the next two fiscal years.
Maintaining moderate spending will also allow monetary and fiscal policy to work together by helping to contain inflationary pressures and allowing the Bank of Canada to respond to the current period of economic uncertainty.

Focusing on Core Federal Responsibilities
The Government is committed to a federalism of openness and respect. The Government’s approach to managing the federation clarifies roles and responsibilities, and ensures that provinces and territories have the resources—through stable and predictable transfers—to deliver the services for which they are responsible.
•	Budgets 2006 and 2007 brought more clarity to the roles and responsibilities of governments by focusing spending in areas of core federal responsibilities.
•	Budget 2007 restored fiscal balance with provinces and territories by providing more than $39 billion over seven years in long-term equitable and predictable funding for shared priorities.
In this budget, the Government is ending a major intrusion into provincial jurisdiction with the termination of the Canada Millennium Scholarship Foundation in 2009. Starting in the fall of 2009, the Government, using traditional federal mechanisms, will reinvest these resources in a new Canada Student Grant Program that addresses the priority needs of Canadian students and their families.
Budget 2008 reaffirms the Government’s Speech from the Throne commitment to introduce legislation to place formal limits on the use of the federal spending power for new shared-cost programs in areas of exclusive provincial jurisdiction.
Respecting roles and responsibilities and restoring fiscal balance is a means to an end. All governments can now focus on building a stronger and more prosperous economic union.

Improved Management and Governance of Employment Insurance
Canadians have grown tired of paying premium rates that are higher than required to pay for the Employment Insurance (EI) program—surplus premiums that could have been used to lower premium rates. The 2007 Speech from the Throne committed the Government to improve the management and governance of the Employment Insurance Account. Budget 2008 takes important action to fulfill the Government’s commitment and ensure that premiums will be no higher than required to pay for benefits over time.
To enhance the independence of premium rate setting and to ensure that EI premiums are used exclusively for the EI program, the Government is creating a new, independent Crown corporation, the Canada Employment Insurance Financing Board (CEIFB). It will have the following key responsibilities:
•	Managing a separate bank account. Any annual EI surpluses going forward will be held and invested until they are needed for EI program costs.
•	Implementing an improved EI premium rate-setting mechanism. Starting in 2009, the new rate-setting mechanism will take into account any surpluses or deficits that arise on a go-forward basis, to ensure that EI revenues and expenditures break even over time. In order to provide rate stability, the maximum annual change in the premium rate set by the CEIFB will be 15 cents.
•	Maintaining a cash reserve. The Government will provide $2 billion to establish a reserve in the CEIFB’s bank account. In the event of a downturn where the projected break-even rate would result in a premium rate increase greater than the 15-cent limit, the difference would be funded from the reserve in that year, which would be replenished in subsequent years through the premium rates. In the event of an economic upturn, any surplus beyond the desired reserve level would be used to reduce EI premiums in future years.
The CEIFB will be structured as a Crown corporation that will report to the Minister of Human Resources and Social Development. It will have an independent board of directors and be staffed with the experts needed to manage the financing of the EI program.
These changes will improve the management and governance of the EI program. Employers and employees can be confident that from now on, the EI Account will be managed on a truly break-even basis over time.

Highlights
The Government took decisive and timely action in the October 2007 Economic Statement to boost confidence and investment by announcing a bold package of tax reductions for individuals, families and businesses of $60 billion over this and the next five years.
Combined with previous tax relief introduced by the Government, total tax relief over the same period approaches $200 billion.
Budget 2008 builds on these actions by:
•	Helping Canadians save with a new Tax-Free Savings Account, a flexible savings vehicle that allows Canadians to contribute up to $5,000 a year to the account. Investment income, including capital gains, earned within the account will not be taxed and withdrawals will be tax-free.

•	Providing further assistance for Canada’s manufacturing and processing sector by extending accelerated capital cost allowance (CCA) treatment for investment in machinery and equipment for three years. Specifically, the 50-per-cent straight-line accelerated CCA treatment will apply for one additional year, and the accelerated treatment will then be provided on a declining basis over a two-year period.

•	Supporting small and medium-sized businesses by improving the scientific research and experimental development tax incentive program and easing the tax compliance burden by reducing the record-keeping requirements for automobile expense deductions and taxable benefits.

•	Enhancing the cross-border business and investment environment by streamlining cross-border tax-withholding and return-filing rules.

The Government has reduced taxes in every way that it collects revenues, and is ensuring that Canadian families, students, workers, seniors, and businesses large and small will continue to keep more of their hard-earned money. In the October 2007 Economic Statement, the Government took decisive and timely action to boost confidence and investment by announcing $60 billion in tax reductions for individuals, families and businesses over this and the next five fiscal years. Combined with previous tax relief introduced by the Government, total tax relief over the same period approaches $200 billion.
Budget 2008 continues to make progress towards achieving the kind of tax system that Canada needs—establishing a Tax Advantage that rewards Canadians for their hard work, improves standards of living, fuels economic growth and encourages investment. The actions in Budget 2008 are affordable, sustainable, and focused on key priorities—helping Canadians save for their future, extending temporary assistance for Canada’s manufacturing sector, and enhancing support for small and medium-sized businesses.
An overview of tax relief to date, including key measures that are establishing a Tax Advantage for Canada, is provided later in this section. Going forward, as resources permit, the Government intends to implement further broad-based tax relief—with a particular emphasis on personal income tax.

Helping Canadians Save for Their Future
Tax-Free Savings Account—A Savings Plan for All Canadians
The Government has implemented an ambitious agenda to reduce taxes and to create a Canadian Tax Advantage. Cuts to corporate taxes, personal income taxes and the Goods and Services Tax (GST) have improved competitiveness and Canadians’ standard of living. As noted in Advantage Canada, reducing taxes on savings promotes investment, jobs and economic growth and is one of the key remaining areas for action.
Savings provide a means by which Canadians can invest in the future and improve their standard of living. For individual Canadians and their families, the accumulation of personal savings brings the security and peace of mind that come with the knowledge that funds will be available in the event of an emergency or for individuals to achieve their goals, such as starting a small business, purchasing a new home or a new car, or taking a vacation. In these ways, savings contribute to a higher standard of living for Canadians.
In support of the economic agenda set out in Advantage Canada, and to improve incentives for Canadians to save, the Government proposes to reduce the taxation of savings through the introduction of a Tax-Free Savings Account (TFSA)—a flexible, registered general-purpose account that will allow Canadians to earn tax-free investment income.
How the Tax-Free Savings Account Will Work
•	Starting in 2009, Canadian residents age 18 or older will be eligible to contribute up to $5,000 annually to a TFSA, with unused room being carried forward.
•	Contributions will not be deductible.
•	Capital gains and other investment income earned in a TFSA will not be taxed.
•	Withdrawals will be tax-free.
•	Neither income earned within a TFSA nor withdrawals from it will affect eligibility for federal income-tested benefits and credits.
•	Withdrawals will create contribution room for future savings.
•	Contributions to a spouse’s or common-law partner’s TFSA will be allowed, and TFSA assets will be transferable to the TFSA of a spouse or common-law partner upon death.
•	Qualified investments include all arm’s-length Registered Retirement Savings Plan (RRSP) qualified investments.
•	The $5,000 annual contribution limit will be indexed to inflation in $500 increments.

The Benefits of Saving in a TFSA
Because capital gains and other investment income earned within a TFSA will not be taxed, an individual contributing $200 a month to a TFSA for 20 years will accumulate about $11,045 more in savings than if the investment had been made in a taxable savings vehicle (unregistered account).
Notes: Combined federal-provincial tax savings, based on a $200 monthly contribution for 20 years and a 5.5 per cent rate of return. For unregistered savings, a 21 per cent average tax rate on investment income is assumed (based on 40 per cent interest, 30 per cent dividends and 30 per cent capital gains, and a middle-income earning account holder).

A Flexible Account for Savings Over Canadians’ Lifetimes
The TFSA will provide a flexible savings vehicle for Canadians. Since not everyone is able to save each year, individuals who are unable to contribute $5,000 in a year will be able to carry forward unused contribution room to future years. In addition, in recognition of the fact that most people are likely to have multiple savings objectives at the various stages of their lives—e.g. to purchase a car, home or cottage—the full amount of withdrawals may be re-contributed to a TFSA in the future, to ensure that there is no loss in a person’s total savings room. In recognition of the fact that couples often make their savings decisions and plan for their financial security on a joint basis, individuals may contribute to the TFSA of their spouse or common-law partner, subject to the spouse or partner’s available contribution room.
Canadians will also benefit by being able to use the TFSA to start saving early for a range of needs they may have in the future. Many Canadians may prefer to use a TFSA to save for pre-retirement needs given the absence of tax consequences on withdrawals and the ability to avoid the use of RRSP room for non-retirement savings needs.
The TFSA will also provide seniors with a savings vehicle to meet any ongoing savings needs, something to which they have only limited access once they are over the age of 71 and are required to begin drawing down their retirement savings. Based on current savings patterns, seniors are expected to receive one-half of the total benefits provided by the TFSA.

The TFSA Addresses a Lifetime of Savings Needs
All Canadians have a reason to save to fulfill important lifetime goals and aspirations. Chart 3.6 provides an example of how a TFSA could help a Canadian, such as Lindsay, achieve these objectives.
•	As Lindsay begins to work, she is able to contribute $100 a month to her TFSA. By age 25, she has accumulated $12,000—enough to purchase her first car for $10,000.
•	Lindsay continues to save in her TFSA to finance other major purchases: a down payment on a new home, a home renovation to make it larger, a child’s wedding and then an RV to enjoy in retirement.
•	By saving regularly in a TFSA throughout her life, Lindsay will be able to finance these purchases and still accumulate about $135,000 by the time she is 80. This is about $40,000 more than she would have accumulated had she saved on an unregistered basis.
Chart 3.6
Lifetime of Savings Needs
assets (dollars)
Note: Amounts expressed in constant dollars and investments assumed to earn a real rate of return of 3.5 per cent (5.5 per cent nominal minus 2 per cent inflation). Tax savings calculated using an average combined federal-provincial tax rate of 21 per cent on investment income, consistent with a middle-income earner investing in a balanced portfolio (40 per cent interest, 30 per cent dividends and 30 per cent capital gains).

A Flexible Account for Savings Over Canadians’ Lifetimes
The following examples illustrate some of the uses and benefits of the TFSA.
Full Flexibility to Withdraw and Re-Contribute
Gillian saves $3,000 a year for 10 years in a TFSA. She decides to start a small business and withdraws her TFSA savings, which have accumulated to $40,000, with no tax consequences. Gillian runs her business for 10 years and then sells it. With the proceeds from the sale, Gillian decides to re-contribute to her TFSA the $40,000 she withdrew from it 10 years ago. She may do so without reducing her other available contribution room.
Saving in a TFSA to Meet Unforeseen Needs
Annette and Roger are a single-earner couple, who have been saving in their TFSAs for seven years. Annette contributes to her own TFSA and provides Roger with the funds that he contributes to his TFSA. Together, they have accumulated $59,000. They discover that extensive repairs to the foundation of their home are required that will cost $40,000. To pay for this, they withdraw $40,000 without tax consequences from their TFSAs. They will be able to re-contribute the $40,000 back into their accounts at a later date.
A Savings Account for Post-Retirement Needs
François and Evelyn are retired and have been living comfortably on François’s pension for a number of years. Evelyn also receives a small pension based on her years of work after raising their children. They would like to save Evelyn’s pension each month and use it to spend the winter in Florida. While non-registered savings would be an option, the TFSA will provide them with a tax-efficient way to save for their trip south each year. Similarly, if Evelyn were receiving income from a Registered Retirement Income Fund, it could be saved in a TFSA.
Improved Savings Opportunities for Low- and Modest-Income Canadians
Alexandre and Patricia are a modest-income couple who expect to receive the Guaranteed Income Supplement (GIS) in retirement in addition to Old Age Security and Canada Pension Plan benefits. They earn $2,000 a year in interest income from the savings they have put away in a TFSA. Neither this income, nor any withdrawals from the TFSA, will affect the GIS benefits (or any other federal income-tested benefits and credits) they receive in retirement. If this $2,000 were earned on an unregistered basis, it would reduce their GIS benefits by $1,000.

No Impact on Income-Tested Benefits
A TFSA will provide greater savings incentives for low- and modest-income individuals because neither the income earned in a TFSA nor withdrawals from it will affect eligibility for federal income-tested benefits and credits, such as the Canada Child Tax Benefit, the GST credit, the Age Credit, and Old Age Security and Guaranteed Income Supplement benefits.
In the first five years, it is estimated that over three-quarters of the benefits of saving in a TFSA will go to individuals in the two lowest tax brackets.
The TFSA Complements Existing Savings Plans
As a new general-purpose savings account, the TFSA will provide an additional tax-efficient savings vehicle for Canadians that complements existing registered savings plans. Introducing the TFSA will provide Canadians access to a complete set of tax-efficient savings vehicles to meet their various savings needs.
•	Registered pension plans and RRSPs are effective vehicles for retirement savings for many Canadians, as they allow individuals to save a portion of their earnings and defer tax on these savings, as well as the associated investment income, until retirement.
•	Registered Education Savings Plans (RESPs) are effective vehicles for education saving purposes as contributions attract Canada Education Savings Grants of 20 per cent or higher, up to a $7,200 lifetime limit per beneficiary. Budgets 2007 and 2008 improve the flexibility of RESPs to make them more responsive to the changing needs of families and students.
•	Budget 2007 introduced the Registered Disability Savings Plan to help parents and others save to ensure the long-term financial security of a child with a severe disability. In addition to individual savings, the Government will contribute up to $90,000 in grants and bonds to a beneficiary’s plan.
•	TFSAs will be effective savings vehicles for other savings needs as there will be no tax consequences on withdrawals, withdrawals can be used for any purpose, and re-contributions of amounts withdrawn will be permitted.
As the TFSA matures over the next 20 years, it is estimated that, in combination with existing registered plans, it will permit over 90 per cent of Canadians to hold all their financial assets in tax-efficient savings vehicles.

The Tax Relief Provided by a TFSA Will Grow in the Future
The forgone revenue costs of the TFSA will be modest in its early years. It is estimated that the introduction of TFSAs will reduce federal revenues by $5 million in 2008—09 and $50 million in 2009—10. By 2012—13, the estimated tax savings from TFSAs will be $385 million (Table 3.2). As the TFSA matures over the next 20 years, the annual tax savings will continue to grow—it is estimated that, relative to the size of today’s economy, these tax savings will grow to over $3 billion annually.
Table 3.2
Impact of TFSA
(millions of dollars)

	2008—09	2009—10	2010—11	2011—12	2012—13

Tax reductions on savings	5	50	190	290	385

To ensure that the annual contribution limit retains its real value in the future, the $5,000 annual contribution limit will be indexed to the Consumer Price Index, rounded to the nearest $500. For example, with a 2 per cent rate of inflation, the first increase to $5,500 would occur in 2012.
More details on the TFSA and its design features are provided in Annex 4.
Providing Increased Flexibility for Locked-in Pensions
Many seniors and other Canadians want increased flexibility as to when and how they can use their retirement savings to better reflect the wide range of employment and leisure choices available to them today. Increased flexibility can also be important when financial circumstances change, and an individual requires access to his or her retirement savings to help meet current financial needs. In response, Budget 2008 proposes to increase the choices available to holders of life income funds (LIFs).

LIFs hold investments stemming from federally regulated registered pension plans. LIFs provide seniors with the ability to withdraw these investments, but withdrawals are currently subject to strict annual withdrawal limits. Budget 2008 proposes to significantly enhance the flexibility to withdraw funds from LIFs through three provisions:
•	Individuals 55 or older with small holdings of up to $22,450 will be able to wind up their accounts with the option to convert to a tax-deferred savings vehicle. The threshold for small holdings will increase with the average industrial wage.
•	Individuals 55 or older will be entitled to a one-time conversion of up to 50 per cent of LIF holdings into a tax-deferred savings vehicle with no maximum withdrawal limits.
•	All individuals facing financial hardship (e.g. low income, high disability or medical-related costs) will be entitled to unlock up to $22,450. This maximum will also increase with the average industrial wage.
These provisions will ensure that LIF holders will have the flexibility they need to manage their retirement savings according to their circumstances, better reflecting the wide range of choices available to seniors today.
Extending Assistance for Canada’s Manufacturing Sector
The capital cost allowance (CCA) system determines how much of the cost of a capital asset a business may deduct each year for tax purposes. The Government’s approach has generally been to set CCA rates so that the deduction for capital costs is spread over the useful life of the asset. This ensures a neutral tax treatment for different types of assets so that investment is allocated to its most productive use.
In recognition of the exceptional circumstances facing the manufacturing sector, Budget 2007 announced a temporary two-year 50-per-cent straight-line accelerated CCA rate for investment in manufacturing or processing machinery and equipment undertaken before 2009. This temporary measure provides an incentive for manufacturing and processing businesses to accelerate or increase capital investments.

Budget 2008 proposes to extend accelerated CCA treatment for investment in machinery and equipment in the manufacturing and processing sector for three additional years. This will include a one-year extension of the 50-per-cent straight-line accelerated CCA treatment, followed by a two-year period during which the accelerated treatment will be provided on a declining basis. An extension of the support for investment made until the end of 2011 will provide businesses with more time to accelerate or increase investments. This will assist the manufacturing and processing sector in restructuring to meet current economic challenges and to increase its long-term prospects, by encouraging the retooling needed to boost productivity and move to higher value-added production.
For eligible assets acquired in 2009, a 50-per-cent straight-line rate will be provided. For assets acquired in 2010, a 50-per-cent declining balance rate will apply in the first taxation year, a 40-per-cent declining balance rate will apply in the second year, and a 30-per-cent declining balance rate will apply in subsequent years. For assets acquired in 2011, a 40-per-cent declining balance rate will apply in the first year and a 30-per-cent declining balance rate will apply in subsequent years.
The extension is expected to reduce federal revenues by $155 million in 2009—10, and by about $1 billion in total over the period 2009—10 to 2012—13.
Increasing the CCA Rate for Railway Locomotives
Both the Standing Committee on Industry, Science and Technology and the Standing Committee on Finance have recommended an increase to the CCA rate on rail equipment. Budget 2008 proposes to increase the CCA rate for railway locomotives to 30 per cent from 15 per cent. This change will ensure that the CCA rate for railway locomotives better reflects the useful life of these assets. It will also encourage rail operators to acquire a newer, more fuel-efficient fleet of locomotives (e.g. hybrid locomotives), which provide a more environmentally-friendly mode of transportation.
This change is effective for new locomotives acquired on or after February 26, 2008, as well as for reconditioning and refurbishing costs incurred on or after February 26, 2008. It is expected to reduce federal revenues by a small amount in 2008—09 and by $5 million in 2009—10.

Supporting Small and Medium-Sized Businesses
Canada’s Entrepreneurial Advantage is about putting in place the conditions for our businesses and entrepreneurs to invest and thrive at home and abroad. This means creating a competitive business environment that supports innovation, rewards success, and reduces unnecessary regulations and red tape that frustrate business initiative.
Scientific Research and Experimental Development Tax Incentive Program
Canada’s scientific research and experimental development (SR&ED) tax incentive program is one of the most advantageous systems in the industrialized world for supporting business investment in research and development (R&D), providing over $4 billion in tax assistance in 2007.
In Budget 2007 and in its science and technology strategy, Mobilizing Science and Technology to Canada’s Advantage, the Government committed to improve the SR&ED tax incentive program, including its administration, in a cost-effective manner. To that end, consultations were undertaken on how to make the SR&ED tax incentives more effective for Canadian businesses.
The Government appreciates the participation of stakeholders in these consultations. On the basis of these consultations, the Government is proposing several improvements to the SR&ED program and administration.
Enhanced Support for Small and Medium-Sized Businesses
Small businesses can face challenges in accessing capital to finance their R&D investments. To recognize these challenges, an enhanced SR&ED investment tax credit (ITC) of 35 per cent is available to small Canadian-controlled private corporations (CCPCs) on their first $2 million of qualified expenditures. These enhanced benefits are phased out based on the taxable capital and taxable income of the corporation.

During the consultations, many stakeholders noted that access to the enhanced SR&ED ITC is phased out quickly once the taxable capital threshold of $10 million is reached, and suggested that medium-sized businesses should also have access to some enhanced benefit. In addition, many suggested that the expenditure limit has not kept pace with technological innovations that have made start-up R&D investments more costly.
Budget 2008 proposes to increase the expenditure limit from $2 million to $3 million and to increase the upper limit for the taxable capital phase-out range from $15 million to $50 million. The upper limit of the taxable income phase-out range will also be increased, from $600,000 to $700,000. Increasing these limits will encourage small CCPCs to grow.
These changes will be generally applicable for taxation years that end on or after February 26, 2008.
SR&ED Outside Canada
Many stakeholders expressed concerns that, in certain circumstances, a SR&ED performer is required to carry on a portion of its SR&ED activities outside Canada in support of its SR&ED carried on in Canada. For example, certain taxpayers may require access to environmental conditions not available in Canada (e.g. a desert or a tropical climate). Budget 2008 proposes to extend the SR&ED ITC to certain activities carried on outside Canada. Eligibility will be limited to a maximum of 10 per cent of the Canadian SR&ED labour expenditures, and will apply generally to salaries and wages paid on or after February 26, 2008.
Administrative Improvements
The key administrative challenges identified by stakeholders were in the areas of accessibility, predictability and consistency. In recognition of these concerns, the Canada Revenue Agency (CRA) will introduce a new SR&ED claim form and guide and an eligibility self-assessment tool, and will review the program’s policies and procedures to ensure they are aligned with current business practices and applied in a consistent manner across the country.

The Government will also invest an additional $10 million annually to allow the CRA to implement an action plan to improve the administration of the SR&ED program by increasing the CRA’s scientific capacity and improving its services to claimants. Administrative measures will include:
•	Increasing the number of technical reviewers who determine scientific eligibility.
•	Providing additional training and establishing coordinated technical support for the technical reviewers across the country.
•	Increasing resources so that technical reviewers have more time to work with claimants to explain the review process.
•	Devoting more time to program services (Preclaim Project Review, Account Executive, Process Review, First-Time Claimant, outreach and information seminars).
•	Enhancing the quality assurance methodology at the national and local levels, including real-time review of claim decisions.
•	Reviewing dispute resolution procedures to ensure their effectiveness.
These actions will facilitate access to the SR&ED program, improve its consistency and predictability, and enhance the quality of the claims process.
Together, these changes to the SR&ED program and administration will cost $15 million in 2008—09 and $55 million in 2009—10.
Paper Burden Reduction
Reducing the administrative and paper burden on Canadian businesses improves Canada’s competitiveness and supports small businesses. Advantage Canada committed to reducing the paper burden on businesses by 20 per cent. In Budget 2007, the Government took action by requiring key federal regulatory departments and agencies to establish, by September 2007, an inventory of administrative requirements and information obligations with which business must comply. The Government also committed to achieve a 20-per-cent reduction of the requirements and obligations identified by November 2008. In addition, departments and agencies are being requested to implement complementary measures, which are simplifying for businesses, but do not reduce the inventory of requirements.

The Secretary of State (Small Business and Tourism) has worked closely with the Advisory Committee on Paperwork Burden Reduction, which is co-chaired by the Canadian Federation of Independent Business (CFIB), to implement these commitments. On October 5, 2007, the Government announced the completion of the inventory of administrative requirements and information obligations. Key federal regulatory departments and agencies are working towards reducing the paper burden on businesses by 20 per cent by November 2008.
Reducing the Tax Compliance Burden
To improve administrative efficiency and advance Canada’s Entrepreneurial Advantage, Budget 2008 proposes a number of measures to reduce the tax compliance burden for businesses, investors, employees, and self-employed individuals. These initiatives represent concrete steps toward achieving the Government’s paper burden reduction goals. Further information can be found in Annex 4.
Simplifying Compliance With the Motor Vehicle Tax Provisions
To support motor vehicle expense claims and calculate taxable benefits, the Canada Revenue Agency (CRA) requires individuals to keep a detailed record (i.e. a logbook) of their business driving, including the total and business kilometres driven annually, as well as the date, destination, distance driven and purpose for each business trip. This requirement can be burdensome for taxpayers. The CFIB has indicated that its members have identified the requirement to keep a logbook as the most burdensome aspect of the motor vehicle tax provisions.
In conjunction with the Office of the Secretary of State (Small Business and Tourism) and the CRA, simplification options were reviewed. To reduce the record-keeping burden and allow small business owners more time to devote to growing their firms, Budget 2008 proposes that maintaining a logbook during a sample period of time, that is representative of how the motor vehicle is used, be sufficient to support motor vehicle expense and taxable benefit calculations. To inform the development of the proposed record-keeping requirements, the CRA will undertake consultations in 2008 with key stakeholders, including the CFIB, and will implement a revised administrative policy in 2009.

Enhancing Canada’s Cross-Border Business and Investment Environment
Non-resident investors who realize capital gains on sales of taxable Canadian property are subject to Canadian tax on those gains. To ensure the vendor’s tax liability is collected, Canada requires that the purchasers of these properties withhold and remit to the Government a portion of the purchase price (unless the vendor has, under section 116 of the Income Tax Act, obtained certification from the CRA that income or capital gains taxes have been paid). The non-resident vendor is also required to file a Canadian tax return.
Stakeholders, including the venture capital and technological sectors, have identified these tax-withholding and return-filing rules as administrative burdens, particularly where a tax treaty prevents Canada from actually taxing the gain. To ease that burden and to enhance the cross-border business and investment environment, Budget 2008 proposes to streamline and simplify those rules by, generally:
•	Exempting dispositions by non-residents of treaty-protected property from the withholding requirements.
•	Ensuring that a person who purchases property from a non-resident is not liable for the withholding tax in certain circumstances.
•	Eliminating the need for a non-resident to file a Canadian income tax return in certain circumstances where no Canadian tax is payable.
Extending Capital Gains Tax Relief in Respect of Donations of Securities
Budget 2006 introduced an additional incentive for Canadians to increase their charitable giving, by eliminating capital gains tax on donations of publicly-traded securities. Some securities are not publicly traded, but are exchangeable into other securities that are. A person who exchanges such non-publicly-traded securities in order to make a charitable gift of the publicly-traded securities acquired on the exchange is not exempt on any resulting capital gain, because the gain arose on the exchange and not on the gift.
Budget 2008 proposes to exempt from tax the capital gain arising on the exchange of certain exchangeable securities, where the securities acquired on the exchange are themselves eligible for a capital gains exemption and are donated to a registered charity within 30 days of the exchange. A provision will be put in place to appropriately measure the exempt capital gain where the exchangeable security is a partnership interest.

A Strong Record of Tax Relief
The changes proposed in Budget 2008 build on the Government’s strong record of tax relief. This section highlights previous actions taken since 2006.
Tax Relief for Families and Individual Canadians
Almost three-quarters of all tax relief implemented by the Government benefits individual Canadians and their families directly. Canadians are benefiting from actions such as the 2-percentage-point reduction in the GST rate as well as personal income tax relief, which includes reducing the lowest personal income tax rate to 15 per cent from 16 per cent and increasing the basic amount that all Canadians can earn without paying federal income tax.
As shown in Table 3.3, broad-based tax reductions are providing substantial tax savings for Canadians at all income levels, with proportionately greater savings for those with lower incomes. For example, for those families with incomes of $15,000 to $30,000, tax relief in 2008 will average $510—a reduction of 30 per cent—while families in the $80,000 to $100,000 range will receive, on average, a tax reduction of $1,751, or 14 per cent.
Table 3.3
Broad-Based Tax Relief1 for Individuals
by Family Income Group, 2008
(dollars, unless otherwise indicated)

Total	Average Tax Relief			Tax Relief as a Share
Family Income	in 2008			of Net Tax Paid[2]
		Income
	GST	Tax	Total

				(%)
Less than 15,000	132	83	215	177
15,000 — 30,000	270	240	510	30
30,000 — 45,000	392	530	922	23
45,000 — 60,000	498	706	1,204	19
60,000 — 80,000	618	878	1,496	16
80,000 — 100,000	742	1,009	1,751	14
100,000 — 150,000	930	1,138	2,068	11
Over 150,000	1,725	1,540	3,265	6

[1]	In Budgets 2006 and 2007, the 2006 Tax Fairness Plan and the 2007 Economic Statement. Does not reflect additional relief from targeted tax relief measures such as the Children’s Fitness Tax Credit and the Public Transit Tax Credit.

[2]	Net tax paid equals federal personal income tax plus GST minus federal refundable tax credits (mainly the GST credit) prior to Budget 2006.

As shown in Chart 3.7, the majority of the personal income tax relief provided by the Government goes to Canadians with incomes in the two lowest tax brackets.
In addition to broad-based tax relief, the Government has introduced measures targeted to help families, students, seniors and pensioners, workers, persons with disabilities, and communities.

Targeted Tax Relief
For families:
•	A Child Tax Credit, which will provide tax relief of up to $306 per child in 2008.
•	Increasing the spousal and other related amounts to equal the basic personal amount so that single-earner families, including single parents, receive the same tax treatment as that already provided by the basic personal amount to two-earner families.
•	Promoting physical fitness among children through a Children’s Fitness Tax Credit, which recognizes up to $500 in eligible fees for enrolment in a physical activity program.
For students and those who support them:
•	A Textbook Tax Credit on amounts of up to $65 per month to provide better tax recognition for the cost of textbooks for students.
•	Strengthening the Registered Education Savings Plan program by eliminating the annual contribution limit, increasing the lifetime contribution limit to $50,000 from $42,000, and increasing the maximum annual Canada Education Savings Grant per beneficiary to $500 from $400 to help parents save for their children’s education.
•	Exempting scholarship and bursary income from tax.
For seniors and pensioners:
•	The October 2006 Tax Fairness Plan, which delivers over $1 billion in tax savings for Canadians by increasing the Age Credit amount by $1,000 and by allowing pension income splitting.
•	Providing seniors with more flexibility to better manage their retirement money by increasing the age limit for maturing their pension and Registered Retirement Savings Plan from 69 to 71.
•	Doubling the amount of pension income eligible for the Pension Income Credit, which benefits nearly 2.7 million pensioners.

Targeted Tax Relief (cont’d)
For workers:
•	A Working Income Tax Benefit to improve incentives for low-income Canadians to work and to lower the welfare wall by providing a refundable tax credit of up to $510 per year for individuals and $1,019 for families. More than 1.2 million low-income Canadians will benefit.
•	The Canada Employment Credit, which recognizes work-related expenditures such as home computers, uniforms and supplies.
For persons with disabilities:
•	The Registered Disability Savings Plan, which will help parents and others save to ensure the long-term financial security of a child with a severe disability. This will provide parents with greater peace of mind regarding the financial security of their loved ones when they can no longer care for them.
•	Addressing outstanding policy recommendations of the Technical Advisory Committee on Tax Measures for Persons with Disabilities by extending eligibility for the Disability Tax Credit, and increasing the Child Disability Benefit and the maximum amount of the Refundable Medical Expense Supplement.
For communities:
•	The Public Transit Tax Credit for the purchase of eligible transit passes to encourage individuals to make a sustained commitment to public transit use.
•	A capital gains tax exemption for donations of publicly listed securities to all registered charities to encourage charitable giving.
•	An exemption from capital gains tax on donations of ecologically sensitive land to encourage more Canadians to make ecogifts—thereby promoting conservation.

Canada’s Business Tax Advantage
The Government recognizes the significant role of taxes in improving the international competitiveness of Canadian businesses. A forward-looking government must ensure strong economic fundamentals and a competitive business tax system, to encourage new investment and job creation and to help Canadian businesses in all sectors adapt to both an increase in global competition and the high value of the Canadian dollar. Canadian businesses need to be well positioned to face these economic challenges and should be provided with the tools needed to do so.
In the October 2007 Economic Statement, the Government accelerated and deepened the already announced corporate income tax (CIT) reductions, introducing a new era of business taxation that will bring the federal CIT rate to 15 per cent by 2012 (Table 3.4).
Table 3.4
General Federal Corporate Income Tax Rates
Post-2007 Economic Statement
(per cent)

	2007		2008	2009	2010	2011	2012

Corporate income tax rates	22.12	[1]	19.5	19.0	18.0	16.5	15.0

[1]	Includes the 1.12-per-cent corporate surtax, which was eliminated January 1, 2008.
These historic broad-based tax reductions will give Canada the lowest statutory tax rate in the Group of Seven (G7) by 2012 and allow Canada to achieve the goal of having the lowest overall tax rate on new business investment (marginal effective tax rate (METR))1 in the G7 by 2010.2 Canada will also have a significant METR advantage over the U.S. of 9.1 percentage points by 2012 (Chart 3.8).

[1]	The METR on new business investment takes into account federal and provincial statutory corporate income tax rates, deductions and credits available in the corporate tax system and other taxes paid by corporations, including provincial capital taxes and retail sales taxes on business inputs. When measured on a province-by-province basis, METRs vary due to differences in provincial tax systems and differences in the distribution of investment across provinces. The methodology for calculating METRs is described in the 2005 edition of Tax Expenditures and Evaluations (Department of Finance).

[2]	In December 2007, Italy legislated reductions in its corporate income tax rates and a broadening of its tax base. Overall, these changes increase Italy’s METR for 2008 and onward, from 27.1 per cent to 29.2 per cent. As a result, Canada will have the lowest METR in the G7 by 2010, one year earlier than reported in the 2007 Economic Statement.

[1]	Prior to the 2007 Economic Statement, Italy had the lowest METR in the G7 at 27.1 per cent.
[2]	Excluding Canada.
[3]	Small developed countries comprise Australia, Austria, Denmark, Finland, Greece, Hong Kong, Iceland, Ireland, Luxembourg, the Netherlands, New Zealand, Norway, South Korea, Spain, Sweden and Switzerland.
Source: Department of Finance.
The Government also provided tax relief in Budgets 2006 and 2007 to help strengthen the Tax Advantage for Canadian businesses, including:
•	Accelerating the elimination of the federal capital tax by two years to January 1, 2006.
•	Eliminating the corporate surtax for all corporations as of January 1, 2008.
•	Increasing the amount of small business income eligible for the reduced federal tax rate to $400,000 from $300,000 as of January 1, 2007, and reducing the federal tax rate applying to qualifying small business income to 11 per cent.
•	Introducing a temporary incentive for investment in the manufacturing and processing sector that allows businesses in this sector to claim accelerated capital cost allowance (CCA) for machinery and equipment investments made on or after March 19, 2007, and before 2009.

•	Increasing the CCA rates for a number of assets, including non-residential buildings, computers, natural gas distribution pipelines and liquefied natural gas facilities, to better reflect their useful life and increase the efficiency of the tax system.
Taken together, these tax measures will provide over $50 billion in tax relief to Canadian businesses over this and the next five fiscal years. In 2008—09 alone, they will provide incremental tax relief totalling $5.2 billion through permanent corporate tax reductions and the temporary accelerated CCA for investment in machinery and equipment in the manufacturing and processing sector, which contributes $565 million to this total. The substantial tax relief coming into force this year will increase the competitiveness of our business tax system, encourage new business investment and bolster confidence in the Canadian economy on a long-term basis.
Federal-Provincial-Territorial Collaboration
Reducing the Combined Federal-Provincial-Territorial Statutory Tax Rate
Provinces and territories have a crucial role to play in securing a Tax Advantage for Canada. As shown in Chart 3.9, Canada’s Tax Advantage over the U.S., which will continue to widen between now and 2012, is attributable mostly to the substantial corporate tax relief provided by the federal government. Between 1980 and 2012, the federal corporate income tax rate will have declined substantially from 37.8 per cent to 15 per cent, while, based on current provincial legislation, there will be virtually no change in the average provincial corporate income tax rate over this period.
Several provinces have responded favourably to the temporary financial incentive introduced by the Government in Budget 2007 to encourage provinces to eliminate their capital taxes. Specifically, Ontario and Quebec have announced the elimination of their capital taxes by 2010 and 2011, respectively, and Manitoba has announced plans to do so, subject to budget-balancing requirements. More recently, British Columbia announced in its February 19, 2008 budget that it will eliminate its capital tax on financial institutions by April 1, 2010, at which time it will be replaced by a minimum tax. These provinces could benefit even more from the financial incentive by accelerating the elimination of their capital taxes.

Canada is well positioned to make its Tax Advantage even more significant, but provinces need to do their part. If provincial and territorial governments were to reduce their corporate income tax rates to 10 per cent, Canada could reach a 25-per-cent combined federal-provincial-territorial statutory tax rate by 2012 and enhance its position as a country of choice for new investment. British Columbia, in its 2008 budget, has proposed reducing its corporate income tax rate to 11 per cent on July 1, 2008, and set the goal of a 10-per-cent tax rate by 2011.
Provincial Sales Tax Harmonization
Replacing remaining provincial retail sales taxes (RSTs) with value-added taxes harmonized with the GST is another area where provinces can contribute to strengthening Canada’s Tax Advantage. Provincial RSTs impair competitiveness because they apply to business inputs, increasing production costs and deterring investment. By comparison, a value-added tax system provides most businesses with full tax relief through the input tax credit mechanism. Provincial sales tax harmonization is the single most important step provinces with RSTs could take to improve the competitiveness of Canadian businesses.

As illustrated in Chart 3.10, the RSTs in effect in British Columbia, Saskatchewan, Manitoba, Ontario and Prince Edward Island are significantly increasing each province’s METR on new business investment. If all five provinces were to adopt a value-added tax harmonized with the federal GST, Canada’s METR on new business investment would be reduced by about 7 percentage points. The benefit to businesses in provinces with RSTs would be much greater. For example, the METR in Ontario would fall by 11.2 percentage points and Ontario businesses would save more than $5 billion annually on sales tax on business inputs—an amount they must pay now even when they are not earning profits.
The Government recognizes the significant economic benefits to Canada from sales tax harmonization and is willing to work with the five provinces that still have RSTs to help facilitate the transition to provincial value-added sales taxes harmonized with the GST.
Note: The contribution of the tax components may not add up to the overall METR due to rounding.

[1]	Excludes resource and financial sectors and tax provisions related to research and development. The METR is computed using the federal statutory income tax rate and the corresponding provincial-territorial/state corporate income tax rate, sales tax rate and the capital tax rate. It is presented net of any investment tax credits and excludes any property taxes.

[2]	Manitoba’s 2007 budget announced the elimination of the general corporate capital tax, except for Crown corporations, as of December 31, 2010, subject to budget-balancing requirements.

[3]	Quebec’s value-added tax contributes to its METR, as well as Canada’s, because some tax is still imposed on certain capital inputs.

[4]	The federal corporate income tax METR component is negative due to the Atlantic Canada investment tax credit and a high share of eligible sectors in New Brunswick compared to other Atlantic provinces.

[5]	The provincial capital tax component represents 0.2 percentage points of the Canadian METR.
Source: Department of Finance.

Provincial sales tax harmonization, together with a 25-per-cent combined federal-provincial-territorial statutory tax rate by 2012, would bring Canada’s METR down to 16.4 per cent, well below the average METR for countries in the Organisation for Economic Co-operation and Development (OECD) and small developed countries (Chart 3.8).
Recap: Major Tax Relief Measures
Major Federal Tax Relief for Individuals and Families

Year of entry
into force	Measures

2006	• Reduction of GST rate to 6 per cent
• Reduction of the lowest personal income tax rate from 16 to 15.5 per cent
• Increase in the basic personal amount to $8,839
• Introduction of the Canada Employment Credit
• Reduction of tax on large corporation dividends
• Double the pension income amount
• Increase the Age Credit amount
• Introduction of the Public Transit Tax Credit
2007	• Reduction of the lowest personal income tax rate from 15.5 to 15 per cent
• Increase in the basic personal amount to $9,600
• Introduction of the Working Income Tax Benefit
• Introduction of the Child Tax Credit
• Introduction of pension income splitting
2008	• Reduction of GST rate to 5 per cent
2009	• Increase in the basic personal amount to $10,100

Recap: Major Tax Relief Measures (cont’d)
Major Federal Tax Relief for Business

Year of entry
into force	Measures

2006	• Elimination of the capital tax
• Introduction of the Apprenticeship Job Creation Tax Credit
2007	• Increase in the eligible income threshold for the small business tax rate
• Alignment of capital cost allowance rates with useful life
• Introduction of the temporary incentive for investment in manufacturing and processing machinery and equipment
2008	• Elimination of the corporate surtax
• Reduction of the general corporate income tax rate from 21 to 19.5 per cent
• Reduction of the small business tax rate from 12 to 11 per cent
2009	• Reduction of the general corporate income tax rate to 19 per cent
2010	• Reduction of the general corporate income tax rate to 18 per cent
2011	• Reduction of the general corporate income tax rate to 16.5 per cent
2012	• Reduction of the general corporate income tax rate to 15 per cent

Table 3.5
Strengthening Canada’s Tax Advantage
(millions of dollars)

	2008—09	2009—10	Total

Tax-Free Savings Accounts	5	50	55
Extending assistance for Canada’s manufacturing sector		155	155
Increasing the CCA rate for railway locomotives		5	5
Scientific research and experimental development tax incentive program[1]	15	55	70

Total—Strengthening Canada’s Tax Advantage	20	265	285

Note: Totals may not add due to rounding.

[1]	Includes additional funding provided to the Canada Revenue Agency for administrative improvements.

Highlights
The world we live in today is changing rapidly. Canadian businesses compete in global markets that are increasingly integrated and driven by innovative new technologies. As outlined in Advantage Canada, investments in people, knowledge, modern infrastructure and a sound and efficient financial sector provide the foundation for global success.
Investing in People
Improving Canada’s competitive position means developing the best-educated, most-skilled and most flexible workforce in the world. That is why Budget 2008 is:
•	Supporting Canadian students with a $350-million investment in 2009—10, rising to $430 million by 2012—13, in a new, consolidated Canada Student Grant Program that will reach 245,000 college and undergraduate students per year when it takes effect in the fall of 2009.

•	Committing $123 million over four years starting in 2009—10 to streamline and modernize the Canada Student Loans Program.

•	Enhancing the flexibility of Registered Education Savings Plans by increasing the time they may remain open to 35 years from 25 years, and by extending the maximum contribution period by 10 years.

•	Providing $25 million over two years to establish a new Canada Graduate Scholarship award for top Canadian and international doctoral students.

•	Providing $3 million over two years to establish a new international study stipend for Canada Graduate Scholarship recipients who wish to study at international institutions.

•	Strengthening the ability of Canadian universities to attract and retain top science leaders with $21 million over two years to establish up to 20 Canada Global Excellence Research Chairs.

•	Recognizing exceptional achievement in health research by providing additional resources for the creation of the Canada Gairdner International Awards.

•	Modernizing the immigration system with a $22-million investment over two years, growing to $37 million per year, including legislation to speed up the processing of permanent resident applications, ensuring shorter wait times and making Canada’s immigration system more competitive.

•	Removing disincentives to work for seniors by raising the current Guaranteed Income Supplement earned income exemption to $3,500 from its current maximum exemption level of $500.
Investing in Knowledge
Investing in the future means investing in knowledge, science and innovation. Science and technology play important roles in almost every aspect of our lives. That is why Budget 2008 is:
•	Investing in knowledge by providing an additional $80 million per year to Canada’s three university granting councils for research in support of industrial innovation, health priorities, and social and economic development in the North.

•	Providing an additional $15 million per year to the Indirect Costs of Research program.

•	Building on Canada’s knowledge and people advantage in genomics with an additional $140 million for Genome Canada.

•	Providing an additional $10 million over two years to strengthen the operations of the Canadian Light Source research synchrotron in Saskatoon.

•	Providing $250 million over five years to support strategic, large-scale research and development projects in the automotive sector in developing innovative, greener and more fuel-efficient vehicles.

•	Enhancing Export Development Canada’s guarantee programs to support the automotive and manufacturing sectors.

Supporting Communities and Traditional Industries
While Canada’s economic fundamentals are solid, some workers and communities face challenges in adjusting to changes in the international economy. In January 2008, the Government announced up to $1 billion for the Community Development Trust to support those experiencing hardship due to international economic volatility. Budget 2008 builds on this initiative by:
•	Providing an additional $90 million to extend to 2012 the Targeted Initiative for Older Workers to help older workers stay in the workforce.

•	Providing $10 million over two years to Natural Resources Canada to promote Canada’s forestry sector in international markets as a model of environmental innovation and sustainability.

•	Allocating $72 million over two years to farm programs and to improve access to $3.3 billion in potential cash advances to Canadian farmers.

•	Providing $22 million over two years for innovation and to provide greater regulatory certainty in the aquaculture industry.
Investing in Infrastructure
Modern, high-quality infrastructure is vital to Canada’s long-term prosperity. That is why Budget 2008 is:
•	Making the Gas Tax Fund, which will be worth $2 billion in 2009—10, a permanent measure, allowing municipalities to better plan and finance their long-term infrastructure needs.

•	Setting aside up to $500 million in support of capital investments to improve public transit.

•	Announcing the establishment of a Crown corporation, PPP Canada Inc., to work with the public and private sectors to support public-private partnerships.

•	Providing $10 million over two years to enable repairs and environmental cleanup to permit the transfer of more small craft harbours across Canada from the federal government to interested parties.

A Sound and Efficient Financial Sector
Global and domestic financial sector developments of the past year, including turbulence in global financial markets, have demonstrated more than ever the importance of well-functioning capital markets and a sound and efficient financial sector. This is why Budget 2008 is:
•	Advancing the Capital Markets Plan for Canada, including the recent launch of an Expert Panel on Securities Regulation.

•	Modernizing the authorities of the Bank of Canada to support the stability of the financial system.

•	Updating treasury risk guidelines to ensure that federal entities continue to adhere to leading practices in financial risk management.

Introduction
Canadians recognize that the world we live in is changing rapidly, creating remarkable opportunities for Canadians but also bringing new challenges. Canadian businesses compete in global markets that are increasingly integrated and propelled by innovative new technologies. Nations that best combine their human, knowledge and capital resources to create value will prosper.
Advantage Canada, the Government’s long-term economic plan, recognized that Canada must put in place the elements that will enable individuals and businesses to compete effectively with the best in the world. This means ensuring that Canada has access to the right skills, ideas and assets to thrive in a knowledge-based global economy.
Budget 2008 further implements the Advantage Canada plan, and builds on funding announced in the previous two budgets with investments in people, knowledge and business innovation, communities and traditional industries, and infrastructure. It also proposes further steps to promote a sound and efficient financial sector.
Investing in People
Canada is well positioned to compete in the global marketplace. Improving on our competitive position means creating the best-educated, most-skilled and most flexible workforce in the world. Investing in students and better managing Canada’s immigration system are critical to that objective.

Support for Students and Their Families
Advantage Canada recognized that a high-quality education system—from early childhood development to higher education to ongoing learning —is critical for Canada’s prosperity. The Government’s action to implement the Advantage Canada framework is delivering important benefits through:
•	A $350-million investment in 2009—10—rising to $430 million in 2012—13—for a new, consolidated Canada Student Grant Program.

•	$123 million over four years to streamline and modernize the Canada Student Loans Program, building on the $20 million a year provided in Budget 2006.

•	Making Registered Education Savings Plans more attractive by increasing limits and flexibility.

•	$28 million over two years in this budget for new scholarships for Canadian and international doctoral students, and support for Canadian graduate students to study abroad. This builds on the additional 1,000 Canada Graduate Scholarships provided for in Budget 2007.

•	$800 million per year, starting in 2008—09 and growing by 3 per cent annually, for provinces and territories to strengthen the quality and competitiveness of Canada’s post-secondary education system, building on the $1 billion provided in Budget 2006 for post-secondary education infrastructure.

•	A Textbook Tax Credit amount of $65 per month of full-time study, or $520 for a typical full-time academic year, and a full exemption of scholarship, fellowship and bursary income.

Enhancing Support for Canadian Students
The Government knows that a quality education system—from early childhood development to post-secondary education—is critical for Canada’s continued prosperity. In Advantage Canada, the Government committed to making federal student financial assistance more effective. While Canada continues to have the highest post-secondary attainment rates among countries in the Organisation for Economic Co-operation and Development, maintaining this standard of excellence means adapting programs to meet the needs of Canadian students in a modern economy.
The Government has followed through on its Budget 2007 commitment by conducting a comprehensive review of the Canada Student Loans Program in consultation with provinces, territories, students, stakeholders and the public. The review found that the current programs are complex, difficult to understand and unpredictable. It also found that the Canada Millennium Scholarship Foundation bursaries have had limited success in encouraging more people to go to college or university, and did not provide students with predictable funding from one year to the next. The Canada Millennium Scholarship Foundation is also a significant intrusion into provincial jurisdiction. Budget 2008 announces its termination in 2009.
Canada Student Grant Program
Budget 2008 is launching a new consolidated Canada Student Grant Program to take effect in the fall of 2009, to coincide with the wind-down of the Canada Millennium Scholarship Foundation. All federal grants will be integrated into one program that will provide more effective support to more students for more years of study, assisting Canadian families who struggle with the cost of higher education.
Budget 2008 invests $350 million in 2009—10, rising to $400 million in 2010—11, $415 million in 2011—12 and $430 million in 2012—13. The Canada Student Grant Program will consolidate this funding with approximately $138 million in annual investments currently provided through the patchwork of existing federal grants that go to students eligible for Canada Student Loans.

The new Canada Student Grant Program will be simple, transparent and broad-based, providing certainty and predictability for Canadian families:
•	Students from low- and middle-income families will qualify based on clearly defined income thresholds.
•	The program will provide defined monthly grants of $250 for low-income students and $100 for middle-income students, for whom predictable financial assistance will have a direct impact on their decision to pursue post-secondary education.
•	The Canada Student Grant will be provided up-front.
•	The new grant will be paid through all years of an undergraduate or college program so that students and their families can plan the funding of their education.
•	In the first year, the new grant is expected to reach 245,000 college and undergraduate students, an increase of over 100,000 students currently receiving debt remission and grants.
This new design is aimed at increasing post-secondary education participation and completion rates—particularly of under-represented groups—so that much-needed talent and energy can be engaged in Canada’s future. For many students, this assistance will provide encouragement to enrol and stay in school and thus the capacity to build a prosperous future.
The Government will ensure that students who receive Canada Millennium Scholarship bursaries in 2008—09 will be unaffected by the wind-down of the Canada Millennium Scholarship Foundation (CMSF) by providing transitional grants.
In contrast to the CMSF, this new approach to providing support to students fully respects provincial jurisdiction. The Government of Canada will work with participating provinces and territories, student associations, and individual students and borrowers to implement this new grant program, thus ensuring that post-secondary education is more affordable and accessible for Canadians. The alternative funding arrangements for non-participating jurisdictions currently in place for the Canada Student Loans Program will apply to the Canada Student Grant.

Streamlining and Modernizing the Canada Student Loans Program
Canadian students and their families need simple, effective financial assistance programs. The complexities and gaps in the current system are preventing students from obtaining financial help and affecting their decision to pursue post-secondary education. Budget 2008 commits $123 million over four years starting in 2009—10 to streamline and modernize the Canada Student Loans Program.
Measures will be put in place to improve service for students through a new service delivery vision, more equitable supports for part-time and married students, a new in-study interest-free period for reservists, and enhanced flexibility for those experiencing difficulty in debt repayment that is more reflective of the study-to-work transition of young graduates and the needs of students with disabilities.
New investments include:
•	$23 million over four years for a new service delivery vision that will expand online services and enable students to manage their loans online from application through repayment.

•	$26 million over four years to narrow the gap between contributions from spouses and parents of students by reducing the expected spousal contributions, and to make federal student loans more attractive to part-time students.

•	$74 million over four years to make the Canada Student Loans Program more responsive to the economic circumstances of borrowers, including those with disabilities, by providing greater assistance for those experiencing difficulty in repaying their loans.
Over the next year, the Government will work with provinces and territories to implement these new measures and ensure effective coordination with existing programs.

The combination of the new Canada Student Grant Program and measures to streamline and modernize the Canada Student Loans Program will contribute to Canada’s Knowledge Advantage by helping to develop a highly educated workforce well equipped to take on the challenges of a fast-paced global economy.
Making RESPs More Responsive to the Changing Needs of Families and Students
Current Registered Education Savings Plan (RESP) termination limits may be constraining, particularly for plans with more than one beneficiary or for students who pursue their post-secondary studies over an extended period of time. Budget 2008 proposes to enhance the flexibility of RESPs by raising the maximum time limit that an RESP may remain open from 25 to 35 years and by extending the maximum contribution period by 10 years. Corresponding changes will be made to individual RESPs for beneficiaries who are eligible for the Disability Tax Credit.
Budget 2008 also proposes to introduce a six-month grace period for making a withdrawal from an RESP, to ensure that students who are delayed in their application are still able to receive Educational Assistance Payments.
The changes to the plan termination limits and maximum contribution period for RESPs will apply to all existing and future RESPs, effective January 1, 2008. The six-month grace period will apply to students whose periods of study end after December 31, 2007. It is estimated that these measures will have a small fiscal impact in 2007—08 and in subsequent years.

Federal Support for Post-Secondary Education
The Government of Canada’s support for post-secondary education will rise to $9.7 billion in 2008—09 through transfers, direct spending and tax measures:
•	$3.2 billion earmarked for post-secondary education in 2008—09 to provinces and territories through the $10.6-billion Canada Social Transfer, increasing by 3 per cent annually as announced in Budget 2007.

•	$1.8 billion to help students and families save for their education and deal with tuition and other costs via the tax system, including the tuition, education and textbook tax credits and carry-forward of unused credits.

•	$2.1 billion to help students deal with the costs of education through grants, scholarships and loan programs.

•	Over $2.7 billion to fund research and development in post-secondary institutions, including support provided through the university research granting councils, including the Canadian Institutes of Health Research, and the Canada Foundation for Innovation.
Please visit www.canlearn.ca for more information on planning and saving for post-secondary education, including material on Budget 2008 initiatives.
Attracting the Best Students to Canadian Institutions
Canadian universities are recognized internationally for providing a world-class education. Students from other countries bring unique knowledge and ideas that enrich our learning and research environments, and help build linkages and networks with institutions in their home nations. All countries compete to attract the top students in the world.
The Government supports Canada’s top graduate students through the Canada Graduate Scholarships Program. Budget 2008 establishes a new prestigious Canada Graduate Scholarship award that when fully in place will support 500 top Canadian and international doctoral students a year. The new scholarships will be dedicated to the memory of Georges Philias Vanier, decorated soldier, distinguished ambassador, and Governor General of Canada. The new award is designed to attract the world’s best doctoral students to Canadian universities, and will be worth $50,000 per year for up to three years. Budget 2008 provides $25 million over two years to establish this program.

Supporting International Studies
International experience and knowledge forge stronger ties between Canada and the world that translate into future research and commercial advantages.
Canadian recipients of Canada Graduate Scholarships (CGSs) will now be able to pursue exceptional research opportunities at institutions outside Canada for a portion of their studies. Recognizing the added costs associated with foreign study, Budget 2008 provides $3 million over the next two years to the granting councils to establish a new study stipend for Canadian CGS recipients who study at institutions outside the country. These new stipends will be worth up to $6,000, and will be available to 250 CGS recipients each year for one semester of foreign studies.
Canada Global Excellence Research Chairs
Canada’s strengths in post-secondary research make it a destination of choice, and Canadian institutions have attracted some of the world’s best researchers. To be at the leading edge of scientific and technological breakthroughs in the future, Canada’s universities must continue to attract the keenest minds in the world.
To strengthen the ability of Canadian universities to attract and retain the world’s top science leaders, Budget 2008 provides an additional $21 million over two years to establish up to 20 prestigious Canada Global Excellence Research Chairs. The new research chairs will be offered in the four priority areas targeted in the Government’s science and technology strategy: the environment, natural resources and energy, health, and information and communication technologies. Research in these areas will contribute to the competitiveness of our industries, including manufacturing, and help generate other economic and social benefits for Canadians.
The new research chairs will be competitively awarded to institutions on the basis of a candidate’s research excellence, standing in the international science community, and potential to place an institution at the forefront of global research in a selected field. Each Canada Global Excellence Research Chair will receive up to $10 million over seven years to provide competitive salaries, assemble outstanding research teams and undertake cutting-edge research in areas of strategic importance to Canada.

The Canada Gairdner International Awards
The Gairdner International Awards, first given in 1958 through the generosity of the late James Arthur Gairdner of Toronto, are one of the three most prestigious awards in medical science, along with the Swedish Nobel Prize in Medicine and the American Albert Lasker Medical Research Awards. The Gairdner Foundation also promotes and diffuses scientific achievement by connecting award winners with Canadian scientists, and inspires Canadian youth across the country through scientific symposia and outreach events.
To celebrate the 50th anniversary of the Gairdner International Awards and promote exceptional achievement in health research, Budget 2008 provides the Gairdner Foundation with a $20-million endowment in 2007—08. This endowment will allow the Gairdner Foundation to enhance its awards and expand its outreach activities. Recognizing the significant endowment from the Government of Canada, the Foundation will rename its awards the Canada Gairdner International Awards, helping to brand Canada internationally as a global leader in health research.
Modernizing the Immigration System
Advantage Canada recognized that in a modern global economy, Canada’s immigration policies need to be closely aligned with our labour market needs. Budget 2007 took action to make the immigration system more responsive to the new labour market realities in Canada. The Temporary Foreign Worker Program was streamlined to enable employers to bring in workers more quickly to address their immediate labour shortages. The Government also introduced the new Canadian Experience Class to expedite the process for skilled temporary foreign workers and foreign students with Canadian credentials and work experience to remain in Canada as permanent residents, under certain conditions.
Canada must maintain the ability to compete globally for the best and the brightest by creating the optimal conditions to attract immigrants who can contribute fully to Canada’s prosperity. A well-managed and efficient immigration system is critical to achieving this objective. The Government will continue to modernize Canada’s immigration system.

Budget 2008 builds on Advantage Canada priorities with additional measures to improve the immigration system’s capacity and flexibility to respond to Canada’s dynamic and evolving labour market needs. Concrete measures will be initiated to expedite the processing of permanent resident applications. Combined with the recent improvements to the Temporary Foreign Worker Program, the expansion of the Provincial Nominee Program and the new Canadian Experience Class announced in Budget 2007, these measures will ensure that the labour needs of employers in all provinces and territories are met in a more timely fashion.
To complement these actions, changes will be made to the Immigration and Refugee Protection Act to improve the immigration process. It is not fair for prospective immigrants to wait for years before being considered, and it is not desirable to wait that long for the immigrants the country needs. The measures proposed in Budget 2008 will expedite the processing of permanent residents to ensure that skilled immigrants can get to Canada when their skills are in demand. The proposed legislative changes will provide flexibility for concrete measures, as required, to more effectively manage the future growth in the inventory, such as addressing the number of applications accepted and processed in a year. The end result will be reduced wait times and improved service. These changes will allow Canada to take the first steps towards establishing a “just-in-time” competitive immigration system which will quickly process skilled immigrants who can make an immediate contribution to the economy.
Action will also be taken to help address the growing demand at Canadian missions abroad for temporary resident visas for students and skilled workers. In particular, the Government will focus on helping post-secondary educational institutions attract foreign students and on facilitating their arrival in Canada. For example, an online application system, as well as other measures to improve service and speed up processing, will be implemented for student visas. These initiatives, combined with new Canada Graduate Scholarships for Canadian and international students, will enhance Canada’s ability to compete with other countries to attract and retain the best foreign students.

Taken together, these initiatives will ensure the ongoing integrity of the immigration program. They will enable Canada to respond to growing demand and to admit more highly-skilled immigrants and their families, including foreign students. At the same time, Canada’s social and humanitarian objectives will be preserved and continue to be balanced with Canada’s labour market needs.
Budget 2008 provides $22 million over the next two years, rising to $37 million per year by 2012—13, to implement this next critical stage of modernizing the immigration system.
Advancing Equality of Women
Budget 2007 increased the Women’s Program budget to $20 million. Over the next year, the Government will build on this achievement through the development of an Action Plan that will advance the equality of women across Canada through the improvement of their economic and social conditions and their participation in democratic life.
Removing Disincentives to Work for Low-Income Seniors
Today’s seniors are living longer and healthier lives. Their participation in the labour market is growing. To further encourage this labour market participation, Budget 2008 is investing $60 million per year to ensure that low-income seniors who work can realize greater benefits from their earnings through an increase in the Guaranteed Income Supplement (GIS) exemption.
The GIS is a monthly benefit provided to low-income seniors who receive the Old Age Security benefit, which is provided to all Canadians aged 65 and over who meet residence requirements. To ensure that the GIS is targeted to seniors most in need, it is income-tested and reduced by 50 cents for every dollar of other income individuals receive. There is an exemption for employment earnings to encourage labour market participation. The exemption is currently 20 per cent of earned income up to $2,500, providing a maximum exemption of $500.
Budget 2008 is proposing to fully exempt the first $3,500 of earnings—the average amount of earned income by seniors in receipt of the GIS. This means the typical GIS recipient will be able to keep more of her or his hard-earned money without any reduction in GIS benefits, encouraging labour market participation and providing support for low-income seniors.

Investing in Knowledge
Investing in the future means investing in knowledge, science and innovation. Science and technology play important roles in almost every aspect of our lives, and can provide solutions to many of the issues that are most important to Canadians, such as improved health, a cleaner environment and a stronger society. Knowledge is also a critical driver of Canada’s economy. Firms that successfully translate knowledge into innovative products, services and technologies are able to compete and win in the global marketplace. Budget 2008 continues to implement the commitment in Advantage Canada for the Government to invest on its own, and in partnership with the private sector, in strategic areas such as primary research and a cleaner environment.
Investing in Science and Technology
In May 2007, the Government released Mobilizing Science and Technology to Canada’s Advantage, a forward-looking strategy aimed at positioning Canada for global knowledge leadership. The strategy recognized that the advanced discoveries and ideas flowing from science and technology are increasingly critical to economic competitiveness, while contributing to a higher quality of life for Canadians through new and improved goods and services.
As a result of this and the previous two budgets, the Government will invest an additional $850 million in 2009—10 in support of the objectives of the strategy, including improvements to the scientific research and experimental development tax incentive program.
The Granting Councils
The Natural Sciences and Engineering Research Council of Canada (NSERC), the Canadian Institutes of Health Research (CIHR) and the Social Sciences and Humanities Research Council of Canada (SSHRC) are the primary agencies through which the federal government supports research at Canada’s universities and research hospitals. They award research grants on a competitive basis, support the work of graduate students and help accelerate the translation of knowledge into practical applications.

Budget 2008 provides an additional $80 million per year for the three granting councils, targeted to the priorities of Canadians. The granting councils will jointly support multidisciplinary and internationally peer-reviewed research in priority areas, and partner with public and private stakeholders to ensure that practical solutions are found.
•	NSERC will be provided with $34 million per year for collaborative research that directly contributes to the knowledge and innovation needs of Canada’s automotive, manufacturing, forestry and fishing industries.

•	CIHR will be provided with $34 million per year for research that addresses the health priorities of Canadians, including the health needs of northern communities, health problems associated with environmental conditions, and food and drug safety.

•	SSHRC will be provided with $12 million per year for research that contributes to a better understanding of how the environment affects the lives of Canadians and of the social and economic development needs of northern communities.
Indirect Costs of Research
Post-secondary researchers need to have access to modern facilities, well-maintained equipment, top-notch journals and libraries, and strong administrative and technical support. The Indirect Costs of Research program provides $315 million per year to post-secondary institutions to create the productive and stimulating environments that enable world-class research.
Budget 2008 provides an additional $15 million per year to the Indirect Costs of Research program to help institutions support the research activities made possible by the new resources provided to the granting councils.
Genome Canada
Genome Canada is a not-for-profit corporation dedicated to establishing Canada as a research leader in genomics, a multidisciplinary science with the potential to improve lives through better health and a cleaner environment. Through its investments in six regional genome centres across the country and through domestic and international partnerships, Genome Canada has funded world-class research, established cutting-edge technology platforms and helped train the next generation of researchers. The Government’s contributions to Genome Canada will result in over $1.5 billion in genomics research in Canada, including funding from other partners.

To build on Canada’s knowledge and people advantage in genomics, Budget 2008 provides an additional $140 million to Genome Canada in 2007—08. This funding will enable Genome Canada to launch a new targeted competition in a priority area, sustain the regional genome centres, and support the participation of Canadian researchers in a major collaborative international genomics project.
The Canadian Light Source
The Canadian Light Source research synchrotron, located at the University of Saskatchewan, is among the most advanced in the world. This facility enables Canadian researchers from industry and academia to observe matter down to the atomic level, with applications in a wide range of fields, including advanced materials and the detection of environmental pollutants.
Budget 2008 builds on the current funding of $16.5 million provided each year to the Canadian Light Source through the university research granting councils and the National Research Council Canada by providing it with an additional $10 million above current funding over the next two years to strengthen its operations.
Supporting Business Investment in Innovation
A high level of business innovation is a key feature of leading economies. Investments by companies in research and development (R&D) lead to better machinery, products and breakthrough technologies that create a leadership position in the marketplace. Canada’s tax and business environment are helping companies to become R&D and innovation leaders. Additional measures in Budget 2008 will accelerate progress toward this objective.

Supporting the Manufacturing Sector
Manufacturers and processors are major contributors to Canada’s economy and employ Canadians in many communities across the country. The Government’s actions to implement the Advantage Canada framework have delivered important benefits for manufacturers and processors by helping them to better invest and compete, specifically through:
•	Over $9 billion in tax relief by 2012—13, including broad-based tax reductions as well as a temporary accelerated write-off for investments in machinery and equipment used in manufacturing or processing.

•	$1.3 billion per year in additional funding to the provinces in Budget 2007 for post-secondary education and training to create a more highly skilled workforce.
•	More than $1.5 billion over three years through Budgets 2006 and 2007 to support Canada’s leadership in science and technology.

•	Action to streamline the regulatory system and reduce the regulatory burden on businesses.

•	$33 billion over seven years in infrastructure investments provided through Budgets 2006 and 2007, including for transportation corridors and gateways that benefit businesses, including manufacturers.
Automotive Innovation Fund
The automotive sector is the largest manufacturing industry in Canada. Canada’s automotive sector has a proven global reputation for quality and productivity, helping Canada rank as one of the top vehicle-producing countries in the world.
To maintain its leadership and competitive advantage, Canada’s automotive sector will need to become more innovative and adapt to new environmental standards. This will require a highly skilled workforce and increased investments in research and innovation to develop new process technologies and products that are more fuel-efficient and environmentally sustainable.

Budget 2008 provides $250 million over five years to support strategic, large-scale research and development projects in the automotive sector to develop innovative, greener and more fuel-efficient vehicles. This funding will contribute to a more competitive Canadian automotive sector and help Canada achieve its environmental objectives, as outlined in Chapter 4.
Strengthening Access to Financing
Recognizing the challenges currently faced by the manufacturing sector, Export Development Canada (EDC) is working in partnership with financial institutions to develop financing and insurance solutions aimed at improving access to capital. EDC is proposing enhancements to its financial products to help small and medium-sized manufacturing companies, including automotive suppliers, obtain access to credit facilities to fulfill export contracts.
Specifically, EDC will enhance its existing Export Guarantee Program by increasing the guarantee coverage from 75 to 90 per cent for loans up to $500,000. In addition, EDC is working closely with Canadian financial institutions to strengthen its financial guarantees by enhancing the coverage available for larger transactions. These enhancements to EDC’s guarantee programs are particularly important to the automotive sector, where EDC has over 400 clients.
Each year, EDC provides billions of dollars in financial support to the manufacturing and automotive sectors through a range of financing facilities, including loans, guarantees, insurance and equity-based investments. With these program enhancements, EDC will be able to do even more to support Canadian exporters.

Securing Continued Leadership for the Automotive Sector
Canada’s automotive industry has a track record of excellence and is among our leading employers and exporters. This industry is currently facing a number of challenges, including the stronger dollar, increasing competition from other jurisdictions, and the need to adjust to new North American environmental regulations. Recognizing the importance of this sector to our continued economic success, the Government has committed over $1.6 billion to measures that will help the automotive industry successfully meet these challenges, including:
•	Over $1 billion in tax relief for the auto sector by 2012—13.

•	$250 million over five years through a new Automotive Innovation Fund, to support large-scale research and development projects in the automotive sector to develop innovative and more fuel-efficient vehicles. • $400 million as a contribution towards the access road to the new Windsor-Detroit border crossing.

•	An enhancement to Export Development Canada’s existing Export Guarantee Program that will increase the guarantee coverage from 75 to 90 per cent for loans up to $500,000, benefiting particularly those businesses in the automotive sector, where Export Development Canada has over 400 clients.

•	$34 million per year for new research through the Natural Sciences and Engineering Research Council of Canada, targeted to the needs of key industries such as the auto sector.
Venture Capital for Innovative Growing Companies
Innovative businesses play a crucial role in translating knowledge into world-leading products and services, opening new markets and creating high-value jobs for Canadians. Budget 2008 sets aside $75 million for the Business Development Bank of Canada to support the creation of a new privately run venture capital fund.

Supporting Communities and Traditional Industries
The Community Development Trust
While Canada’s strong economic fundamentals set the stage for long-term growth and prosperity, economic adjustments pose significant challenges for some workers and communities. Certain communities are vulnerable because of their dependence on a single employer or a sector facing difficulties due to such factors as exchange rate fluctuations, increased competition and declining demand in key markets.
On January 10, 2008, the Prime Minister announced the establishment of the Community Development Trust, which will provide up to $1 billion for provincial and territorial initiatives to assist workers and communities that are experiencing hardship due to international economic volatility. Recognizing the need for rapid action, the Government received timely parliamentary approval to provide funding.
The trust will support such activities as job training to create opportunities for workers, community transition plans that foster economic development and create new jobs, and infrastructure investments that stimulate economic diversification.
The Government is working with provinces and territories to identify initiatives to be supported with this funding. Funding will be accounted for in 2007—08, and paid into a trust for those provinces and territories that identify initiatives before March 31, 2008. A base amount of $10 million will be provided to each province and $3 million to each territory, with the balance of the funding allocated on a per capita basis. Provincial and territorial governments will have the flexibility to draw down the funding as they require over the next three years. They are encouraged to report directly to their residents on the expenditures financed and outcomes achieved with the funding provided through the trust.

Support for Training and Adjustment
Being competitive in the modern economy means having the skills and training to adapt to a changing global market. Following through on Advantage Canada commitments, the Government has taken decisive action so that employees and employers have access to the skills and training they need to participate fully in the labour market, including:
•	$1 billion for the Community Development Trust to assist vulnerable communities.

•	$3 billion over six years for new Labour Market Agreements to address the gap in labour market programming for those who do not currently qualify for training under the Employment Insurance program.

•	$105 million over five years in the Aboriginal Skills and Employment Partnership initiative to ensure that Aboriginal Canadians receive skills and training that will lead to their increased participation in opportunity-driven economic development projects across Canada.

•	$550 million per year for the new Working Income Tax Benefit to improve work incentives for low-income Canadians.

•	$160 million over five years (including the $90-million extension announced in this budget) for the Targeted Initiative for Older Workers to assist unemployed older workers in communities experiencing ongoing high unemployment.

•	$100 million per year for the Apprenticeship Incentive Grant to encourage more young Canadians to pursue apprenticeships and $200 million per year for a tax credit to a maximum of $2,000 per apprentice per year through the Apprenticeship Job Creation Tax Credit to encourage employers to hire apprentices.

•	$22 million over two years to modernize the immigration system, giving it the capacity to quickly process immigrants with needed skills, building on $1.4 billion over five years to improve the quality and availability of settlement and integration programming.

Supporting the Labour Market Adjustment of Older Workers
The Government recognizes the particular challenges faced by unemployed older workers in vulnerable communities, where jobs are harder to find and which are often reliant on a single employer or industry. At a time when Canada is facing labour shortages, the experience of older workers represents an increasingly valuable asset that must not be overlooked. That is why in October 2006 the Government committed $70 million over two years to put in place the Targeted Initiative for Older Workers (TIOW). The TIOW is a federal-provincial employment program that provides a range of employment activities for unemployed older workers who live in vulnerable communities and helps them stay in the workforce.
Budget 2008 provides an additional $90 million over three years to extend the TIOW until March 2012 to help more older workers remain active and productive participants in the labour market.
On January 23, 2007, the Government appointed an expert panel to study the labour market conditions affecting older workers and to report back on ways to facilitate their labour market adjustment. The Government will be responding to this report in 2008.
Promoting Canada’s Forestry Sector
Canada’s forestry sector is among the world leaders in sustainable management and environmentally responsible practices. It has invested in innovative processes and upgrades to significantly reduce its dependence on fossil fuels and curb its greenhouse gas emissions and waste by-products. In October 2007, the forest products industry committed to becoming carbon-neutral by 2015, making a significant contribution to meeting Canada’s environmental and climate change objectives.
Budget 2008 provides $10 million over two years to Natural Resources Canada for an initiative to promote Canada’s forestry sector in international markets as a model for environmental innovation and sustainability. The Government will work with the forestry sector and interested provinces and territories to implement this initiative.

Strengthening Canada’s Forestry Sector
The forestry sector has faced a number of challenges in recent years, including the prolonged softwood lumber dispute with the United States, the stronger Canadian dollar, the mountain pine beetle infestation in western Canada and competition from low-cost foreign producers. The Government has taken important steps to help the sector adjust to these challenges, including by:
•	Negotiating the Canada-United States Softwood Lumber Agreement, restoring access to the U.S. market and resulting in the return of over $5 billion in duty deposits to Canadian producers.

•	Providing over $1 billion in tax relief for the sector by 2012—13.

•	Providing $200 million to combat the pine beetle infestation.

•	Investing $127.5 million in the Forest Industry Long-Term Competitiveness Initiative to support innovation and assist the forestry sector to shift toward higher-value products and tap into new markets.

•	Providing $160 million through the Targeted Initiative for Older Workers to help older workers who have lost their jobs in vulnerable communities, and extending it until March 2012.

•	Establishing a $25-million Forest Communities Program that will assist 11 forest-based communities to make informed decision-making on the forest land base.

•	Providing $10 million over two years through this budget for an international marketing initiative to promote Canada’s forestry sector as a model for environmental innovation and sustainability.
Promoting Tourism Along the St. Lawrence and Saguenay Rivers
The tourism industry contributes to the strength of the Canadian economy. Building on the success of the cruise ship terminal in Québec City, Budget 2008 is investing $24 million over two years to assist with the further development of tourism-related infrastructure at strategic ports of call along the St. Lawrence and Saguenay Rivers to enhance their appeal as destinations for the global cruise ship market.

Support for Canada’s Agricultural Producers
Canada’s agricultural producers strive to provide Canadians and the world with high-quality food. The operating environment for producers has evolved rapidly, providing opportunities for some sectors while others, such as cattle and hog producers, continue to face challenges.
Over the past two years, the Government has introduced major improvements to the suite of business risk management programs to ensure that producers have access to more responsive, predictable and bankable farm income stabilization programs. The Government’s new integrated approach towards farm support provides producers with comprehensive income protection against various hazards ranging from income variability (AgriStability and AgriInvest), to natural hazards (AgriInsurance) and disasters (AgriRecovery) as well as easier access to credit through cash advances (the Advance Payments Program). The Government has provided an additional $4.5 billion to farmers through Budget 2006 and Budget 2007 to fund the improved suite of programs, facilitate the transition for producers and help address rising costs of production.
In December 2007, the Government took further steps to ensure that the new suite of business risk management programs provides timely support to cattle and hog producers. Producers’ access to program payouts for the 2006 and 2007 program years was accelerated, which will provide a total of $1.5 billion before the end of 2008 to cattle and hog producers.
Building on these measures, the Government is proposing changes to the Advance Payments Program’s security requirements, administrative terms and conditions, and emergency advances component to enhance the effectiveness of the program. These changes would ensure that security requirements for livestock are consistent with those of other products that are storable such as grains, and that producers have access to larger emergency advances under a broader set of circumstances. By addressing current limitations, and expanding the ability to make emergency advances, these measures would significantly improve access to $3.3 billion in potential cash advances to livestock producers. The Government allocates $22.1 million in 2008—09 for the changes to the Advance Payments Program.

The Government is also allocating $50 million in 2007—08 for a Cull Breeding Swine Program to be delivered through the Canadian Pork Council to alleviate financial pressures faced by the Canadian hog industry. The Cull Breeding Swine Program would provide a payment to Canadian producers to reduce the supply of breeding stock in Canada and ease the transition for producers wishing to exit the hog industry. The payment would be based on a per head amount and reimbursement of costs of humane slaughter and carcass disposal. It is expected that the funding would support a 10-per-cent reduction of the Canadian swine breeding inventory.
In total, these measures would cost $72 million over two years.
Strengthening the Aquaculture Sector
Since 2006, the Government has committed nearly $860 million to help the fishing industry. Funded initiatives include an enhanced capital gains exemption; the Health of the Oceans initiative; reinvestment in fisheries science; and integration of Aboriginal fishermen and fisherwomen into Atlantic and Pacific commercial fisheries.
Aquaculture is an important and growing component of the fishing industry. In 2006, the value of the aquaculture sector was $912 million, representing approximately 25 per cent of the value of Canada’s total fish production. The sector is also a growing source of employment for workers in rural and coastal communities. Expanding and sustaining the sector’s growth requires that environmental and food safety standards be maintained while reasonable regulatory timelines are provided for aquaculturalists and potential investors. Budget 2008 provides $22 million over two years to improve regulatory certainty through greater coordination between federal and provincial-territorial regulatory authorities, to improve federal regulatory science in order to establish performance-based environmental standards for aquaculture operations, and to spur research and innovation to enhance the sector’s competitiveness and productivity. This funding will also assist the industry in developing a certification scheme that will ensure that the fish produced in Canada meets rigorous food safety and quality standards and international market requirements.

Investing in Infrastructure
The importance of an Infrastructure Advantage to Canada’s long-term prosperity is highlighted in the Government’s economic plan, Advantage Canada. Investments in infrastructure help to reduce road congestion and travel times and ensure the efficient movement of goods to market. Quality infrastructure, such as reliable water systems and public transit, also helps in the achievement of environmental goals. Infrastructure is critical to maintaining the high quality of life that Canadians enjoy.
Permanent Gas Tax Fund
The Government recognizes the need for long-term funding for infrastructure to help drive economic growth and productivity, to achieve our environmental goals, and to build strong, competitive communities.
To this end, in Budget 2007 the Government announced the historic seven-year $33-billion Building Canada Plan. More than half of this investment under the plan will flow to municipalities. For example, municipalities can access the $8.8-billion Building Canada Fund and benefit from the increase from 57.14 per cent to 100 per cent in the rebate of the Goods and Services Tax they pay.
The largest component of the Building Canada plan is the Gas Tax Fund, which provides municipalities with funding for priorities such as public transit, water and wastewater infrastructure, and local roads. Under the plan, the Gas Tax Fund will grow and reach $2 billion by 2009—10 and stay at that level through 2013—14.
In response to ongoing requests for stable, long-term funding, the Government announces that the Gas Tax Fund will be extended at $2 billion per year beyond 2013—14 and become a permanent measure. This will allow all municipalities, both large and small, to better plan and finance their long-term infrastructure needs. A permanent $2-billion-per-year Gas Tax Fund will help put in place the world-class infrastructure Canada needs.

Strengthening Public Transit
Public transit plays an important role in easing traffic congestion in urban areas and contributing to cleaner air and lower greenhouse gas emissions. In Budget 2006, the Government set aside $1.3 billion in support of public transit infrastructure and introduced a new tax credit for public transit passes.
Budget 2008 sets aside up to $500 million in 2007—08 to be paid into a third-party trust, allocated on a provincial-territorial per capita basis, for public transit infrastructure. Funding will be paid into the trust, once legislation has been passed, for only those beneficiaries that have made public commitments before March 31, 2008 to undertake investments in public transit. The beneficiaries of the trust will have the flexibility to draw down the funding as they require over the next two years. They are encouraged to report publicly on the expenditures financed and outcomes achieved.
The trust will be used for specific projects of capital infrastructure such as rapid transit, rail, transit buses, and high occupancy vehicle and bicycle lanes.
Public-Private Partnerships
Recognizing the need to look beyond traditional approaches to infrastructure financing and delivery, Budget 2007 announced measures to transform Canada into a leader for public-private partnerships, including:
•	A $1.257-billion Public-Private Partnerships Fund (P3 Fund), a unique infrastructure program designed to support innovative P3 projects.

•	A federal P3 office to spearhead efforts to promote the use of public-private partnerships in Canada.
The Government has made significant progress in implementing these measures. Key milestones include:
•	The federal P3 office, PPP Canada Inc., has been created. As a Crown corporation, the office will work with the public and the private sectors towards encouraging the further development of Canada’s P3 market.

•	Program parameters of the P3 Fund have now been defined. The P3 Fund will target the same categories of projects as the Building Canada Fund and will invest in public-private partnerships using a range of innovative financing instruments, such as loans, loan guarantees, non-voting shares and repayable contributions. Implementing the P3 Fund will be a key priority of the new Crown corporation during its transition to full operational status.
New Funding for the Canadian Air Transport Security Authority
Continuing risk in aviation as a target for terrorist attacks underlies the importance of a secure air transportation system. A federal Crown corporation, the Canadian Air Transport Security Authority (CATSA), is responsible for the security screening of air passengers and their baggage at Canada’s airports. Significant operational pressures, including continuous growth in air traffic, will challenge CATSA’s ability to deliver on its screening responsibilities over future years. Budget 2008 provides funding of $147 million in 2008—09 to help CATSA address such pressures.
The Air Travellers Security Charge (ATSC) will continue to provide funds for air travel security. ATSC rates will be reviewed and adjusted in future years, consistent with funding decisions for air travel security, to ensure that revenues from the ATSC and expenses for air travel security balance over time.
Marine Atlantic Inc.
Marine Atlantic Inc., a federal Crown corporation, provides ferry services between the island of Newfoundland and Nova Scotia. These services form a virtual extension of the Trans-Canada Highway and provide an important transportation link to Newfoundland and Labrador for many travellers and businesses. Budget 2008 provides $17 million over two years so Marine Atlantic Inc. can secure a new vessel to address growing traffic.

Small Craft Harbour Divestiture
The Government operates and maintains a national system of small craft harbours to provide commercial fisheries and recreational boaters with safe and accessible facilities. Over the past 10 years, the Government has focused its resources on harbour infrastructure critical to commercial fisheries. At the same time, it has begun the process of divesting a large number of recreational and non-core fishing harbours to interested parties such as local municipalities, non-profit associations or First Nations. Many local communities across Canada have shown a strong interest in acquiring and operating non-core fishing and recreational small craft harbours.
Budget 2008 provides $10 million over two years to enable the necessary harbour repairs and environmental cleanup to permit more harbours to be transferred to interested parties.
A Sound and Efficient Financial Sector
Over the past year, global and domestic financial sector developments have demonstrated more than ever the importance of well-functioning capital markets and a sound and efficient financial sector. Competition to host global securities trading grew more intense, and regulators around the world reinforced efforts to establish more competitive capital markets regulation. Concurrently, the turbulence in global financial markets drew attention to the need for transparency and appropriate disclosure, and highlighted financial stability as an overarching objective of financial sector policy and regulation.
In 2007—2008, Canada participated in the International Monetary Fund’s (IMF) Financial Sector Assessment Program. The IMF concluded that “Canada’s financial system is mature, sophisticated, and well-managed. Financial stability is underpinned by sound macroeconomic policies and strong prudential regulation and supervision.”3
The Government is committed to further fostering a financial sector regulatory framework that promotes soundness and efficiency, is anchored in well-understood principles, is responsive and innovative, and gives Canada a strong international voice.

3   IMF Financial System Stability Assessment, 2008.

Advancing the Capital Markets Plan
In March 2007, the Government published Creating a Canadian Advantage in Global Capital Markets, which established a Capital Markets Plan for Canada based on four building blocks:
•	Enhancing regulatory efficiency.

•	Strengthening market integrity.

•	Creating greater opportunity for businesses and investors.

•	Improving investor information.
The plan focuses on giving enterprises better access to capital, providing investors with increased investment choices, and creating more highly-skilled, well-paying jobs.
Progress has been made in all areas of the plan. In some areas the Government has been able to act alone, while in areas of shared responsibility it is pursuing collaborative efforts with provinces and territories.
Implementing the Capital Markets Plan
To enhance regulatory efficiency, the Government has:
•	Launched an Expert Panel on Securities Regulation to advise on ways to enhance the effectiveness, content and structure of capital markets regulation.

•	Revised Canadian insolvency legislation to better protect counterparties to derivative contracts and other securities-financing agreements in case of insolvency.

•	Consulted on securities transfer law, and it is developing a response aimed at ensuring federal statutes are consistent with the highly harmonized securities transfer acts being implemented by provinces.
To strengthen market integrity, the Government has:
•	Appointed a senior expert advisor to assess the effectiveness of the RCMP-led Integrated Market Enforcement Teams. The advisor’s report was published in December 2007. The RCMP and other federal partners are implementing its recommendations.

•	Participated in the federal-provincial-territorial securities fraud working group of police, securities regulators and prosecutors reporting to federal and provincial-territorial ministers responsible for Justice.

Implementing the Capital Markets Plan (cont’d)
To create greater opportunity for businesses and investors, the
Government has:
•	Continued to promote free trade in securities with the U.S. and spearheaded discussions in the Group of Seven (G7).

•	Adopted measures that will reduce borrowing costs for Canadian businesses and facilitate more efficient cross-border capital flows. In particular the Government has:
•	Legislated changes to tax rules to remove the withholding tax on arm’s length interest payments made to non-residents, effective January 1, 2008.

•	Signed a new Protocol amending the Canada-U.S. Tax Treaty.
•	Begun to implement the consolidation of the borrowings of three Crown corporations: the Business Development Bank of Canada, Farm Credit Canada and Canada Mortgage and Housing Corporation (see Annex 2 for more details).

•	Amended tax rules for investment in securities listed on prescribed stock exchanges to improve responsiveness to market and regulatory developments and to lower a tax barrier on non-residents who invest in Canadian companies listed on recognized exchanges abroad.

•	Expanded the range of debt and listed securities that can be held by retail investors in a Registered Retirement Savings Plan under the Income Tax Act.
To improve investor information, the Government has:
•	Signed an agreement with the British Columbia Securities Commission to adapt its high school financial literacy program into a Web-based instrument to make it available across the country. It has also provided ongoing funding to the Financial Consumer Agency of Canada to support efforts to improve financial literacy in Canada.

•	Published for comment new principles-based regulations for principal protected notes issued by federally regulated financial institutions, with a view to moving forward with final regulations by the spring.

The Capital Markets Plan is being implemented against the backdrop of ongoing evolution in the global capital markets. Over the past year, competition to host global securities trading intensified, as the planned mergers of the TSX Group and the Montréal Exchange followed several other mergers of major exchanges. At the same time, the European Union, the United States and the United Kingdom reinforced efforts to establish more competitive capital markets regulation. In the coming year, the Government will continue to advance the Capital Markets Plan in focused areas to contribute to a Canadian advantage in global capital markets.
The Government is committed to working with provinces and territories to move toward a common securities regulator that will deliver proportionate, more principles-based regulation and strong enforcement. A common securities regulator for Canada has been endorsed by numerous organizations and private sector leaders in recent years. Most recently, the IMF concluded that while significant improvements to the securities regulatory system have been made, “moving further to a single regulator would allow policy development to be streamlined, reduce compliance costs, and improve enforcement.”4
On February 21, 2008, the Government announced the establishment of the Expert Panel on Securities Regulation to advise on ways to enhance the effectiveness, content and structure of securities regulation. The panel will present to the Minister of Finance and provincial and territorial ministers responsible for securities regulation a report and a model common securities act by the end of the year. The Government will ensure it is in a position to act promptly on the report’s recommendations and to engage with market participants and provincial and territorial partners on next steps.
Continued challenges with securities fraud enforcement in Canada underscore that further effort is needed to secure the integrity of our capital markets. The Government is working with provincial and territorial authorities to strengthen enforcement through an approach that encompasses all aspects of this issue, both regulatory and criminal.

[4]	IMF Financial System Stability Assessment, 2008.

In this context, the senior expert advisor to the Integrated Market Enforcement Teams and a federal-provincial-territorial securities fraud working group observed that the power to compel third-party witnesses to testify in respect of capital market criminal offences could contribute to strengthening enforcement. This is a complex issue that requires careful study. Therefore, federal and provincial-territorial experts will be examining this proposal and other enforcement measures for the consideration of federal and provincial-territorial ministers responsible for Justice later this year.
The Government will continue to assess the need for further legislative measures to protect the integrity of Canada’s financial system. This includes taking action, as appropriate, in response to the evaluation of Canada’s anti-money-laundering and anti-terrorist-financing regime by the international Financial Action Task Force, expected shortly. Furthermore, in order to bolster existing capacities to combat terrorist financing, the Government is announcing funding of $10 million over two years for the Canadian Security Intelligence Service and the Canada Revenue Agency’s Charities Directorate.
Further Strengthening Financial System Resilience
Over the past year, turbulence in global financial markets has focused attention on the stability and resilience of the international financial system. Against the backdrop of a strong global economy and rapid innovation in the financial marketplace, the turmoil has revealed weaknesses in market discipline and transparency.
The market is adjusting as investors and financial institutions recognize losses and draw corresponding lessons. Investors will demand greater transparency and disclosure from issuers and from rating agencies, and step up their own due diligence. Financial institutions are also strengthening their risk management policies and practices.
Governments must encourage and reinforce this market-driven response with a view to enhancing the resilience of the financial system. The G7 finance ministers have launched a coordinated work program, under the auspices of the Financial Stability Forum (FSF), to examine recent events and advise on policy responses. At their meeting in Tokyo on February 9, G7 ministers reviewed an interim report of the FSF and identified key areas of priority attention, including disclosure of losses and risk exposures by financial institutions, the management of liquidity risk, incentive structures in the financial services industry, credit rating agencies, and capital adequacy under the Basel II framework. G7 ministers pledged to take action as needed, drawing on the FSF’s final report to be issued in April 2008.

Against this background, the Government is committed to enhancing its core instruments for promoting financial system resilience and stability within a framework founded on open and competitive markets. It proposes to modernize the statutory authorities of the Bank of Canada to support the stability of the financial system and the conduct of monetary policy. It will also ensure that responsible federal agencies have continued capacity to safeguard financial stability through diligent oversight of financial institutions and a range of flexible and up-to-date regulatory tools.
The Government of Canada is a major participant in the capital markets. Consistent with leading practices, the Government has policies that require its exposures to financial risks to be identified, measured, monitored, controlled and disclosed in a transparent manner. The Minister of Finance also establishes treasury risk guidelines for major financial Crown corporations to support a common standard. The guidelines and their scope of application will be reviewed and updated to ensure that federal entities continue to adhere to leading practices in financial risk management.

Table 3.6
Investing in the Future
(millions of dollars)

	2007—08	2008—09	2009—10	Total

Investing in People
Enhancing support for Canadian students:
Canada Student Grant Program			350	350
Streamlining and modernizing the Canada Student Loans Program			45	45
Attracting the best students to Canadian institutions:
Canada Graduate Scholarships (CGSs)		8	17	25
Study stipend for CGS recipients		2	2	3
Canada Global Excellence Research Chairs		7	14	21
The Canada Gairdner International Awards	20			20
Modernizing the immigration system		8	14	22
Removing disincentives for low-income seniors		60	60	120

Subtotal—Investing in People	20	85	501	606

Investing in Knowledge
Granting councils		80	80	160
Indirect Costs of Research		15	15	30
Genome Canada	140			140
Canadian Light Source		5	5	10
Automotive Innovation Fund		50	50	100

Subtotal—Investing in Knowledge	140	150	150	440

Supporting Communities and Traditional Industries
Community Development Trust	1,000			1,000
Supporting the labour market adjustment of older workers			30	30
Promoting Canada’s forestry sector		5	5	10
Promoting tourism along St. Lawrence and Saguenay rivers		12	12	24
Support for Canada’s agricultural producers	50	22		72
Strengthening the aquaculture sector		11	11	22

Subtotal—Supporting Communities and Traditional Industries	1,050	50	58	1,158

Investing in Infrastructure
Strengthening public transit	500			500
Canadian Air Transport Security Authority		147		147
Marine Atlantic		7	10	17
Small craft harbour divestiture		5	5	10

Subtotal—Investing in Infrastructure	500	159	15	674

A Sound and Efficient Financial Sector
Combatting terrorist financing		3	6	10

Subtotal—A Sound and Efficient Financial Sector		3	6	10

Total—Investing in the Future	1,710	448	730	2,888

Note: Totals may not add due to rounding.

Overview
Budget 2008 invests in core federal responsibilities, focusing on priorities outlined in the Speech from the Throne. It does this by:
•	Showing leadership at home with investments in key priorities to foster a better Canada, including health and safety, security, northern sovereignty and economic development, the environment and culture. It strengthens partnerships with Aboriginal Canadians and supports those less able to help themselves.
•	Strengthening Canada’s leadership abroad by providing long-term and predictable funding for national defence, meeting Canada’s commitments on international assistance and improving the effectiveness of Canada’s borders.
With Budget 2008, the Government is taking important steps to build upon measures announced in the last two budgets.

Highlights
The Government is inspired by our past as it invests in our future. Budget 2008 invests in the highest priorities of Canadians, including health, opportunity, security and well-being for all citizens, no matter where they live and work.
Supporting the Vulnerable
With Budget 2008, the Government is committed to helping those who need the care and support of their fellow Canadians by:
•	Providing $110 million to the Mental Health Commission of Canada to support innovative demonstration projects to develop best practices to help Canadians facing mental health and homelessness challenges.

•	Dedicating $282 million over this and the next two years to expand the Veterans Independence Program to support the survivors of veterans.

•	Delivering $3 million for the No Child Without program, which provides free MedicAlert bracelets to children with serious medical conditions.
Protecting the Health and Safety of Canadians
Budget 2008 sets aside funds for important initiatives to protect the health and safety of Canadians.
•	Supporting Canada’s Food and Consumer Safety Action Plan with $113 million over two years.

•	Providing $33 million over two years to ensure greater safety of natural health products.

•	Enhancing safety with $9 million over two years to improve the safety of laboratories dealing with viruses and bacteria.

•	Providing $25 million over two years to provide Canadians with better information on the links between environmental contaminants and illness.

•	Reducing the availability of contraband tobacco products through new tax compliance and enforcement measures.

•	Expanding the list of eligible expenses under the Medical Expense Tax Credit.

•	Exempting training to help individuals cope with disabilities or disorders, such as autism, from the Goods and Services Tax/Harmonized Sales Tax (GST/HST) and expanding the list of GST/HST-free medical and assistive devices to include service dogs, for instance.
Strengthening Partnerships With Aboriginal Canadians
The Government has made significant progress in supporting Aboriginal Canadians over the past two years with a new practical approach that is paying off. Advantage Canada recognized the most effective way to close the gap in socio-economic conditions faced by Aboriginal Canadians is to increase their workforce participation. Budget 2008 takes action toward this goal by:
•	Dedicating $70 million over two years for measures within a new Aboriginal economic development framework.

•	Dedicating $70 million over two years to improve First Nations education outcomes through enhanced accountability and by encouraging integration with provincial systems.

•	Committing $147 million over two years to stabilize current First Nations and Inuit health programs and promote closer integration with provincial systems in order to achieve better health outcomes.

•	Committing $43 million over two years for prevention-based models of child and family services on reserve.

•	Investing over $330 million over two years to improve access to safe drinking water in First Nations.
A Vision for a New North
Budget 2008 implements the Government’s vision for a new North with new measures that will protect and secure Canada’s sovereignty and create more economic opportunities in the North. These include:
•	Increasing the residency component of the Northern Residents Deduction by 10 per cent to further assist in drawing skilled labour to northern and isolated communities.

•	Providing $34 million over two years for geological mapping to support economic development.

•	Extending the Mineral Exploration Tax Credit for an additional year.

•	Providing $8 million over two years for a commercial harbour in Pangnirtung, Nunavut.
Ensuring a Cleaner, Healthier Environment
Budget 2008 includes new measures to strengthen and ensure the effective implementation of Canada’s ecoACTION plan by:
•	Providing $66 million over two years to set up the regulatory framework for industrial air emissions.

•	Providing $250 million for a full-scale commercial demonstration of carbon capture and storage in the coal-fired electricity sector, research on the potential for carbon storage in Nova Scotia and economic and technological issues.

•	Increasing the capital cost allowance rate for carbon dioxide pipelines, a component of carbon capture and storage systems.

•	Providing $10 million over two years for scientific research and analysis on biofuels emissions.

•	Investing $300 million to support nuclear energy, including the development of the Advanced CANDU Reactor and maintaining the safe, reliable operations of the Chalk River Laboratories.

•	Expanding the accelerated capital cost allowance for clean-energy generation equipment to additional applications involving ground-source heat pump and waste-to-energy systems.

•	Extending GST/HST relief to land leased to situate wind- or solar-power equipment for the production of electricity.

•	Providing $21 million over two years to make environmental law enforcement more effective.

•	Providing $12 million over two years to enhance law enforcement within Canada’s National Parks.

Investing in Culture and Sports
In 2010, Vancouver and Whistler will host the Olympic and Paralympic Winter Games. To support these celebrations and help our summer athletes prepare for future Olympics, Budget 2008 is:
•	Providing $25 million to help make the 2010 Olympic and Paralympic Torch Relays a symbol of community and national pride.

•	Providing $24 million over two years and $24 million per year ongoing to support the Road to Excellence for summer Olympic athletes.
In addition, to sustain our cultural institutions, the budget is allocating:
•	$9 million over two years to address operating and infrastructure pressures in Canada’s National Museums.
Tackling Crime and Bolstering Security
The Speech from the Throne identified tackling crime and strengthening the security of Canadians as a priority. Budget 2008 provides funding to enhance protection for Canadian families and communities, including:
•	Setting aside $400 million for a Police Officers Recruitment Fund to encourage provinces and territories to recruit 2,500 new front-line police officers.

•	Committing $122 million over two years to ensure that the federal corrections system is on track to implement a new vision to achieve better public safety results.

•	Providing $32 million over two years to enhance the work of the Public Prosecution Service of Canada.

•	Providing $30 million per year to the National Crime Prevention Strategy.

•	Facilitating compliance by waiving fees for firearms licence renewal until May 2009.

The Government will continue to show leadership in Budget 2008 by focusing on priorities outlined in the 2007 Speech from the Throne that help Canadian families meet their needs.
Budget 2008 invests in measures to support those with mental health disorders, survivors of veterans, seniors and Aboriginal Canadians. It modernizes and strengthens the safety system for food, health and consumer products. It invests in better economic opportunities in the North. It takes action to ensure a cleaner, healthier environment. It provides support for celebrating Canadian athletes and sustaining Canadian National Museums. Budget 2008 also enhances security for Canadian families and communities.
Supporting the Vulnerable
The Government is committed to supporting those Canadians less able to help themselves. Budget 2008 builds upon the measures announced in the last two budgets with additional significant investments to support a series of demonstration projects led by the Mental Health Commission of Canada in the area of mental health and homelessness. It enhances support for the survivors of World War II and Korean War veterans. It builds on previous investments in the Canadian MedicAlert Foundation’s No Child Without program, and provides support to help meet the challenge of elder abuse.
Supporting the Vulnerable
The Government is committed to supporting those Canadians less able to help themselves. Budget 2008 and recent federal initiatives to support the vulnerable provide assistance to those Canadians faced with difficult and unique challenges:
•	$110 million to the Mental Health Commission to support demonstration projects focused on mental health and homelessness, building on the $15 million per year investment to establish the Mental Health Commission.

•	$282 million over this and the next two years to extend support to survivors of war veterans, building on the $30 million per year provided in Budget 2007 for operational stress injury clinics, a new Veterans Ombudsman, and enhanced services for veterans.

•	$5 million to the Canadian MedicAlert Foundation (including the $3 million provided in this budget) to provide free MedicAlert bracelets to children.

Supporting the Vulnerable (cont’d)
•	$160 million over five years (including the $90 million extension announced in this budget) for the Targeted Initiative for Older Workers to assist unemployed older workers in vulnerable communities.

•	$550 million per year for the new Working Income Tax Benefit to help low-income families over the “welfare wall.”

•	More than $3 billion per year in personal income tax relief for Canadians in the lowest tax bracket (taxable incomes under $37,885). These individuals pay about 10 per cent of all personal income taxes, but will receive almost 30 per cent of all personal income tax relief each year. Almost 700,000 low-income Canadians will be taken off the tax rolls by 2009, as a result of all measures.

•	$1.1 billion in annual benefits from maintaining the GST credit level while reducing the GST rate from 7 per cent to 5 per cent.

•	$360 million per year from increasing the age credit.

•	$13 million over three years to help seniors and others recognize the signs and symptoms of elder abuse, building on the $10 million per year provided in Budget 2007 to expand the New Horizons for Seniors program.

•	Over $200 million per year through the Registered Disability Savings Plan, as it matures, to help parents and others save to ensure the long-term financial security of a child with a severe disability.

•	$45 million per year through increasing the maximum annual Child Disability Benefit (CDB) and extending eligibility for the CDB.

•	$45 million over three years for the Enabling Accessibility Fund to improve physical accessibility for persons with disabilities.

•	$6 million per year to combat sexual exploitation and trafficking of children.

•	$1.4 billion through three trust funds in 2006 to provinces and territories to help address short-term pressures with respect to affordable housing, including transitional and supportive housing.
Funding Innovative Projects of the Mental Health Commission of Canada
The most vulnerable Canadian citizens should be able to live a full and active life with dignity. Among the most vulnerable people are those who face complex challenges related to mental health disorders, and as a result often lack basic necessities such as adequate housing.

Budget 2007 provided funding to establish the Mental Health Commission of Canada. The Commission acts as a catalyst for the reform of mental health policies and improvements in service delivery. The Commission is also a facilitator and supporter of a national approach to mental health issues and works to diminish the stigma and discrimination faced by Canadians living with mental illness. The Honourable Michael Kirby, Chair of the Mental Health Commission of Canada, has proposed a number of innovative demonstration projects in selected communities across the country. A project in Vancouver’s Downtown Eastside would focus on people who are living with a mental illness and who also have a substance abuse problem.
Other projects in Winnipeg, Toronto, Montréal and Moncton, will focus on different aspects of the issues related to mental health and homelessness. These projects will contribute to our knowledge base and to the development of best practices.
Budget 2008 provides the Commission with $110 million to support the proposed demonstration projects.
Veterans: Enhancing Support for Survivors
The Government recognizes Canada’s obligation to ensure that the men and women who fought for our freedom have the programs and services they need. Budget 2007 provided for five new Operational Stress Injury Clinics to be located across the country to assist Canadian Forces members and veterans dealing with stress injuries related to their military service, as well as additional funding for family support services. In that budget, the Government demonstrated its ongoing commitment to veterans and their families by appointing a Veterans Ombudsman, who is responsible to ensure that the services delivered by the Department of Veterans Affairs meet the standards of service set out in the Veterans Bill of Rights. Budget 2007 also provided additional ongoing funding to enhance services to veterans as well as to respond to any issues identified by the new Ombudsman.
Today, many of our World War II and Korean War veterans have passed away. They are survived by their families, some of which require our support and help. To recognize the important role and the sacrifices made by these survivors, Budget 2008 provides $282 million over this and the next two years to ensure that survivors in need receive the help they require to remain independent in their own homes. The Veterans Independence Program will provide a housekeeping and grounds maintenance benefit of up to $2,400 per year to survivors of war veterans who would have qualified for the Veterans Independence Program, where the survivor needs the services to remain independent in their own home and is either in financial need or is eligible for the Disability Tax Credit.

Canadian MedicAlert Foundation: Accelerating the No Child Without Program
The Canadian MedicAlert Foundation is the leading provider of emergency medical information services linked to customized bracelets for Canadians with medical conditions and special medical needs. In November 2006, the Foundation announced a new No Child Without program, which provides MedicAlert bracelets without charge to children who suffer from serious medical conditions such as peanut allergies, childhood diabetes or asthma.
To accelerate the Foundation’s goal of implementing the No Child Without program in all elementary schools in Canada, Budget 2008 provides a one-time payment of $3 million, building on previous investments.
Protecting Seniors From Abuse
Budget 2007 increased resources for the New Horizons for Seniors program from $25 million to $35 million per year to address, among other things, the safety and security of seniors, working with seniors’ organizations to identify the best ways to promote awareness and reduce the incidence of elder abuse. Budget 2008 is investing an additional $13 million over three years to help seniors and others recognize the signs and symptoms of elder abuse and to provide information on what support is available.
Protecting the Health and Safety of Canadians
Budget 2008 builds on the 2007 Speech from the Throne commitment to introduce measures on food and product safety to ensure that families have confidence in the quality and safety of what they buy. The measures will modernize and strengthen Canada’s safety system for food, consumer products and health products, increase access to safe natural health products, enhance the safety of Canada’s laboratories, and inform Canadians about the health risks associated with environmental contaminants.
Modernizing and Strengthening Canada’s Safety System for Food, Consumer and Health Products
Canadians have been concerned about several recent high-profile safety issues concerning food and consumer products. On December 17, 2007, the Prime Minister announced Canada’s Food and Consumer Safety Action Plan. The Action Plan will modernize and strengthen Canada’s safety system for food, consumer products and health products. Budget 2008 provides funding of $113 million over the next two years for the Action Plan.

Ensuring Access to Safe, Effective and High-Quality Natural Health Products
The challenge of ensuring access to safe, effective and high-quality natural health products is a shared responsibility of industry, consumers and government. Budget 2008 provides funding of $33 million over the next two years to implement a new approach to the regulation of natural health products and ensure the safety of Canadians.
Enhancing the Safety of Our Laboratories
To undertake important research, many laboratories in Canada work with viruses and bacteria. Currently, there are inconsistent regulatory frameworks for these laboratories. Budget 2008 provides funding of $9 million over the next two years to enhance safety through a new regulatory framework that will cover all Canadian laboratories and ensure the same standards. Enhanced inspections will be undertaken to monitor compliance with the new framework.
Understanding the Impact of the Environment on Our Health
Budget 2008 provides funding of $25 million over the next two years to help Canadians make environmentally healthy decisions. An Environmental Health Guide, modelled after Eating Well with Canada’s Food Guide, will be launched to describe the actions that Canadians should take to protect themselves and their families. Also, the Canadian Health Measures Survey will be expanded. The focus will be on the relationship between environmental contaminants and congenital anomalies and childhood developmental disorders, and on examining the links between environmental contaminants and the risk of illness.
Tobacco Taxation
The Government is committed to improving the health of Canadians by taking action to discourage tobacco consumption. The Government’s comprehensive national strategy includes prevention, product regulation and cessation programs, and aims to reduce the prevalence of smoking from 19 per cent of Canadians to 12 per cent by 2011.

A key part of the Government’s plan to discourage smoking is to reduce the availability of contraband tobacco products. Budget 2008 announces actions to achieve this objective by:
•	Limiting the possession and importation of tobacco manufacturing equipment to persons holding a tobacco manufacturer’s licence to make it more difficult to obtain the equipment necessary to produce cigarettes.
•	Making explicit the Minister of National Revenue’s authority to deny a tobacco manufacturer’s licence where access to the premises of a licensee is impeded.
•	Changing the way manufactured tobacco is taxed to discourage the multiplicity of package sizes, thereby facilitating the implementation of the Canada Revenue Agency’s new stamping and marking regime.
Budget 2008 also proposes other changes to the excise duties on certain tobacco products to support the health goal of reducing smoking. Details on the measures related to excise duties on tobacco products that are proposed in Budget 2008 are provided in Annex 4.
These measures are expected to increase federal tax revenues by $5 million in each of 2008—09 and 2009—10.
Other Health-Related Tax Measures
Budget 2008 proposes a number of changes to the tax treatment of health-related goods and services in order to reflect the evolving nature of the health sector and the health care needs of Canadians, including:
•	Expanding and clarifying the list of expenses an individual may claim for income tax purposes under the Medical Expense Tax Credit (METC).
•	Exempting from the Goods and Services Tax/Harmonized Sales Tax (GST/HST) specially designed training to assist individuals in coping with the effect of a disorder or disability, such as autism.
•	Expanding the list of GST/HST-free medical and assistive devices to include, for instance, service dogs.
The changes to the METC are expected to reduce federal tax revenues by $5 million per year in 2008—09 and 2009—10. The changes to the GST/HST health-related measures are expected to reduce federal tax revenues by $15 million per year in 2008—09 and 2009—10. More details on these and other health-related tax measures proposed in Budget 2008 are provided in Annex 4.

Strengthening Partnerships With Aboriginal Canadians
The Government has made significant progress on Aboriginal issues over the past two years, working with willing partners to achieve tangible results. This new, practical approach of working with Aboriginal governments and organizations, provinces and territories, and the private sector to address clear priorities in an effective and targeted manner is paying off and producing results. Budget 2008 takes important action to build upon this approach, largely funded from the money committed to Aboriginal priorities in Budget 2006.
Establishing a New Framework for Economic Development
Advantage Canada recognized that the most effective way to address the gap in socio-economic conditions faced by Aboriginal Canadians remains increasing their participation in the Canadian economy.
There are extraordinary economic opportunities across the country. In particular, the mining and resource sectors could provide new and historic possibilities for many Aboriginal Canadians to move out of poverty and dependency to become full participants in the labour force and the economy. The Government is committed to fostering partnerships involving the private and public sectors that help Aboriginal people get the skills and training they need to take advantage of the opportunities in the North and across Canada.
Budget 2008 takes another important step to help Aboriginal people make the most of these opportunities by committing to establish a new framework for Aboriginal economic development by the end of 2008.
The Government will work with Aboriginal groups and other stakeholders to develop a framework that will be partnership-based and opportunity-driven and that will ensure that federal investments help Aboriginal Canadians benefit from viable economic opportunities. Budget 2008 dedicates $70 million over the next two years for Aboriginal economic development measures to support the new framework.
Concurrently, the Government will continue to engage Aboriginal groups and other stakeholders on a successor approach to the Aboriginal Human Resources Development Strategy, expected in 2009. The new approach will better place the skills and training available for individuals in the context of employer and labour market demands.

Enhancing Education Outcomes
Better education outcomes are crucial for First Nations students, their families and their communities. Progress on outcomes depends on increased accountability throughout First Nations school systems and better integration with provincial education systems.
The Government will work with provincial governments, First Nations organizations and educators to develop new and more effective tools and approaches to First Nations education.
Budget 2008 dedicates $70 million over the next two years to support tripartite agreements with willing First Nations and provinces, that will set joint goals, share expertise and establish accountability benchmarks to ultimately enhance education outcomes for First Nations students. The focus will be on improving financial and performance management systems and implementing community-based school success plans. The Government will also continue to review its First Nations and Inuit post-secondary education programs to ensure they are coordinated with other programs and that they provide the support that First Nations and Inuit students need to stay in school and complete their education.
Strengthening First Nations and Inuit Health Programs
Over the last two years, provinces and First Nations groups have indicated a willingness to discuss integration of the First Nations and Inuit health programs with provincial health systems to allow more effective and efficient delivery, recognizing the comparative advantage of each level of government.
Budget 2008 provides funds to lay the groundwork for a transition to this new approach. It will build on recent success in British Columbia by continuing to pursue innovative partnerships with willing provinces and First Nations groups leading to integration agreements.
Budget 2008 commits $147 million over the next two years to stabilize current programs and put in place concrete improvements aimed at better health outcomes for First Nations and Inuit. Funds will support improvements in health care delivery through greater integration with provincial and territorial health systems.

Expanding First Nations Child and Family Services
In April 2007, the Government announced a partnership with the Province of Alberta and Alberta’s First Nations to shift on-reserve child and family services in Alberta to a prevention-based approach. This approach has had success in providing families with better access to early intervention, family engagement and referrals to community resources to help them before a crisis occurs.
Budget 2008 commits $43 million over the next two years to fund similar agreements in other provinces.
Building on Success: First Nations Water and Wastewater Action Plan
The Government’s Plan of Action for Drinking Water in First Nations Communities has significantly decreased the number of First Nations communities with high-risk communal water systems. More communities now have oversight of water systems by certified operators in place.
To continue this progress and improve access to safe drinking water in First Nations, Budget 2008 invests over $330 million over the next two years to extend the Plan of Action. The Government will undertake consultations with First Nations and provincial and territorial governments on the development of a regulatory regime to oversee water quality on reserve.
A Vision for a New North
A vast region of awe-inspiring beauty and abundant resources, the North is at the very heart of Canada’s identity.
The Government’s comprehensive northern strategy implements its vision of a new North that realizes its full social and economic potential and secures its future, for the benefit of all Canadians. The strategy is focused on strengthening Canada’s sovereignty, promoting economic and social development, protecting our environmental heritage, and improving and devolving governance, so that northerners have greater control over their destinies.

Canada’s Vision for the North
The Government of Canada is committed to helping the North realize its true potential as a healthy and prosperous region within a strong and sovereign country.
The Government envisions a new North where:
•	Self-reliant individuals live in healthy, vital communities, manage their own affairs and shape their own destinies.
•	The northern tradition of respect for the land and the environment is paramount—where principles of responsible and sustainable development anchor all decision making and action.
•	Strong, responsible, accountable governments work together for a vibrant, prosperous future for all—where people and governments are significant contributing partners to a dynamic, secure Canadian federation.
Since 2006, the Government has made important investments to support the objectives of the northern strategy:
•	Asserting sovereignty by committing to purchase new Arctic offshore patrol ships and build a deep-water Arctic docking and refuelling facility at Nanisivik, estimated to cost $7.4 billion.
•	Protecting the environment by investing:
•	$62 million over this and the next four years to advance the health of the oceans and support greater water pollution prevention, and to improve surveillance and enforcement along Canada’s coasts, including in the Arctic; and

•	$15 million over this and the next two years to create and expand protected areas in the Northwest Territories.
•	Advancing social and economic development in the territories through a $300-million Northern Housing Trust and an increase of $195 million between 2006—07 and 2008—09 in Territorial Formula Financing payments.
Budget 2008 implements the Government’s vision for a new North by proposing measures that will protect and secure Canada’s sovereignty and create more economic opportunities.

Increasing the Northern Residents Deduction
To further assist in drawing skilled labour to northern and isolated communities, Budget 2008 proposes to increase the maximum daily residency deduction from $15 to $16.50. This increase will bring the maximum annual amount of the residency deduction to $6,022.50
($16.50 multiplied by 365 days) from $5,475 ($15 multiplied by 365 days) for residents of the Northern Zone and to $3,011.25 from $2,737.50 for residents of the Intermediate Zone.
This measure will be effective as of January 1, 2008. It is estimated that this change will reduce federal revenues by a small amount in 2007—08, and by $10 million in each of 2008-09 and 2009-10.
Improving Geological Mapping for Resource Development
The development of energy and mineral resources is the primary source of economic growth in Canada’s North. Exploration for new mineral resources is an inherently risky but potentially rewarding economic activity, leading to new job opportunities and contributing to the viability of many resource-dependent communities. Publicly available geoscience maps help companies target new exploration activity to the areas of highest mineral potential. Budget 2008 provides $34 million over the next two years to Natural Resources Canada for geological mapping, primarily focused in Canada’s North, and for logistical support for mapping activities provided by the Polar Continental Shelf Project. Resources allocated for geological mapping in southern Canada will be cost-shared with the provinces.
Extending the Mineral Exploration Tax Credit
The temporary 15-per-cent Mineral Exploration Tax Credit is an incentive available to individuals who invest in flow-through shares that are used to finance mining exploration. Budget 2008 proposes to extend the credit, which is intended to assist companies to raise capital for exploration, for an additional year, until March 31, 2009. Extension of the credit will support continued exploration for new mineral reserves in the North and other regions of Canada. The net fiscal cost of this extension is estimated at $120 million over the next two fiscal years.

Supporting Fisheries in the North
Over the last 10 years, Nunavut’s offshore fishery for shrimp and turbot has grown into a harvest of over $50 million annually. More untapped inshore fishing opportunities could be pursued; however, the Nunavummiut need infrastructure and supporting services to take advantage of these opportunities. In Budget 2008, the Government is proposing that a commercial harbour be built in Pangnirtung, Nunavut. This initiative will be supported by fishery science and resource management to assess and manage the adjacent fish stocks, as well as by additional Canadian Coast Guard navigational aids to ensure the safety of fishermen and fisherwomen. This initiative will augment the current limited capacity for the marine shipment of goods during open-water season and increase the safety of vessels offloading their catch. It will also enable the community to further develop its economic potential, encourage the development of tourism in the region and create local employment. Budget 2008 provides $8 million over the next two years for the construction, operational and management costs associated with this initiative.
Protecting and Securing Canada’s Sovereignty
The Canadian Coast Guard’s most capable Arctic icebreaker, the CCGS Louis S. St-Laurent, is scheduled to be decommissioned in 2017. As such, the Government will replace this vessel with a new polar class icebreaker that has greater icebreaking capabilities. Budget 2008 provides $720 million for the procurement of this vessel.
Canada must complete comprehensive mapping of its seabed in both the Arctic and Atlantic Oceans to support the submission to the United Nations Commission on the Limits of the Continental Shelf by the end of 2013. Budget 2008 provides $20 million over the next two years to carry out data collection activities and legal work to enable Canada to present an effective submission to the Commission.
Ensuring a Cleaner, Healthier Environment
The Government’s comprehensive ecoACTION plan is making progress on preserving and enhancing the environment, improving air and water quality, reducing greenhouse gas emissions and addressing the health effects of environmental contaminants.

A key element of the plan is the regulatory framework for industrial air emissions, which will impose binding national regulations on greenhouse gas emissions and air pollutants across all major industrial sectors. The ecoACTION plan also includes a mandatory fuel-efficiency standard for new cars and light trucks for the 2011 model year and standards and regulations for other forms of transportation, renewable fuels, and the energy efficiency of consumer and commercial products.
Budget 2008 includes new measures to strengthen and ensure effective implementation of Canada’s ecoACTION plan. It provides funding to implement regulations that will lead to significant reductions in greenhouse gas emissions and improvements in air quality, and proposes additional incentives that will advance progress on cleaner energy generation and use. It will also improve Canada’s capacity to enforce environmental laws and support conservation.
Curbing Greenhouse Gas Emissions
Canada’s regulatory framework for industrial air emissions will require reductions in greenhouse gas emissions and air pollutants from Canadian industry. The greenhouse gas regulations, which enter into force in 2010, provide for market-based mechanisms that will help establish a price for carbon and support the development of carbon trading in Canada, which in turn will drive private sector investments in clean technology needed to reduce emissions.
Budget 2008 provides $66 million over two years to set up key features of the regulatory regime, including an electronic tracking system for units traded in the carbon market, a single-window reporting system for industry, an industry-supported technology fund to invest in emission reduction projects, an offset system to finance emission reduction projects in non-regulated sectors, and better modelling of air quality.
Carbon Capture and Storage
Carbon capture and storage presents an opportunity for Canada to develop world-leading technology than can significantly reduce greenhouse gas emissions. It is a process consisting of capturing carbon dioxide (CO2) from certain large industrial and power generation facilities and placing it in long-term storage. Coal-fired power plants can reduce air pollutants and produce a CO2emissions stream that is more readily captured by introducing clean coal technologies. Reducing the carbon emitted from these facilities will make a significant contribution to achieving Canada’s greenhouse gas emission reduction objectives.

Saskatchewan has been a leader in the development of carbon capture and storage technology, and has proposed to put in place a full-scale commercial demonstration of carbon capture and storage in the coal-fired electricity sector. Budget 2008 provides $240 million in trust in 2007—08 to Saskatchewan for this initiative, which will be matched by the province and used to partner with industry. The results of the demonstration will be made available to the Government of Canada, other provinces and industry to diffuse this important technology. Funding will be paid into a third-party trust, once legislation has been passed.
Although the Western Sedimentary Basin has geological formations that have been extensively studied and are ideal for the storage of CO2, less is known about storage in other geological formations. Budget 2008 is providing $5 million in 2007-08 which, along with complementary investment by the province of Nova Scotia, will support geological research examining the potential for carbon storage in the province.
The report of the Canada-Alberta ecoENERGY Carbon Capture and Storage Task Force was released on January 31, 2008, and identified a number of regulatory, economic, and technological issues that need to be resolved to accelerate deployment of carbon capture and storage technologies. Budget 2008 provides $5 million in 2007—08 to the Institute for Sustainable Energy, Environment and Economy at the University of Calgary to work with a broad range of stakeholders on these outstanding issues.
CO2 Pipelines-CCA Rate
Capital cost allowance (CCA) rates are generally set so that the cost of a capital asset is deducted for tax purposes gradually over its useful life to ensure neutral treatment across business assets. As part of the Government’s ongoing review of CCA rates, Budget 2008 proposes the following modifications to better reflect the useful life of CO2 pipelines, which are expected to be the primary means of transporting CO2 from industrial facilities to geological storage locations:
•	The CCA rate for CO2 pipelines will be increased to 8 per cent from 4 per cent; and
•	The CCA rate for pumping and compression equipment on CO2 pipelines will be set at 15 per cent.
This measure is not expected to have a significant fiscal cost over the next two fiscal years.

Recent Federal Initiatives in Support of the Government’s Renewable Fuels Strategy
Since 2007, the Government has announced a number of other significant measures in support of renewable fuels. These measures include:
•	$1.5 billion for the ecoENERGY for Biofuels program to provide operating assistance to renewable fuel producing facilities.

•	$500 million for the NextGen Biofuels Fund to encourage the construction of several new first-of-kind, large-scale demonstration facilities for renewable alternatives to gasoline and diesel. It is managed by Sustainable Development Technology Canada.

•	$200 million for the ecoAgriculture Biofuels Capital Initiative to assist agricultural producers to construct or expand biofuel production facilities.

•	$20 million for the Biofuels Opportunities for Producers Initiative to assist farmers in developing business proposals and feasibility studies for biofuel facilities.
Accelerating Access to Renewable Fuels
Renewable fuels, such as ethanol and biodiesel, are cleaner fuels that reduce air pollution and lower greenhouse gas emissions. In December 2006, the Minister of Natural Resources announced a regulation requiring a 5 per cent average renewable content in Canadian gasoline by 2010, and the intent to develop a regulation for diesel fuel and heating oil to contain 2 per cent average renewable fuel content by 2012.
Budget 2008 provides $10 million over two years for scientific research and analysis on biofuels emissions to support the development of regulations, and demonstration projects to verify that new blended renewable diesel is safe and effective for the Canadian climate and conditions.
E85 fuel is a renewable fuel containing 85 per cent ethanol and 15 per cent gasoline. Flex-fuel vehicles burning E85 fuel instead of regular gasoline emit about 40 per cent less carbon dioxide over any given distance. To improve access to E85 fuels, Budget 2008 provides up to $3 million over two years to Natural Resources Canada for a pilot program to demonstrate E85 fuelling infrastructure and promote the commercialization of E85 fuels.

Decreasing Emissions from Passenger Vehicles
Budget 2007 announced funding for a two-year ecoAUTO Rebate program for consumers who purchase fuel-efficient vehicles. The program offers rebates from $1,000 to $2,000 to people who, beginning March 20, 2007, buy or enter a long-term lease (12 months or more) for a fuel-efficient vehicle.
Consumers will continue to be able to collect the rebate through March 31, 2009, on eligible 2006, 2007 and 2008 model year vehicles purchased by December 31, 2008. A list of vehicles eligible for the rebate can be found at http://www.tc.gc.ca/programs/environment/ ecotransport/eligiblevehicles.htm. The program will not be available beyond the 2008 model year.
The Government has taken other actions that reduce emissions from passenger vehicles. Budget 2007 provided $63 million over this and the next two years to help get older polluting vehicles off the road. Budget 2008 will accelerate consumer access to cleaner E85 fuel with a new demonstration program.
In addition, the Government is introducing a new $250-million program, highlighted in Chapter 3, to support research and development projects in the automotive sector for greener and more fuel-efficient vehicles.
Investing in Nuclear Energy
Interest in nuclear energy is increasing as a result of growing demand for energy worldwide, rising fossil fuel prices and concerns about climate change. Canada has played a leading role in nuclear science and technology for over 50 years through Atomic Energy of Canada Limited (AECL). AECL specializes in a range of advanced nuclear-energy products and services that are an important component of clean-air energy programs on four continents.
Budget 2008 provides an additional $300 million to AECL in 2008-09 for its operations, including the development of its next generation nuclear power reactor, the Advanced CANDU Reactor, and to maintain the safe, reliable operations of the Chalk River Laboratories. Combined with a renewed management team that ensures strong leadership, these investments will help position AECL for success in the growing market for clean energy.

Clean Energy Generation
Accelerated CCA
Accelerated CCA for clean energy generation equipment is provided through CCA Class 43.2 at a rate of 50 per cent per year. The class covers a variety of stationary equipment that generates electricity or heat by using renewable or waste sources, or by using fossil fuel efficiently.
Budget 2008 proposes to expand eligibility for accelerated CCA under Class 43.2 to several additional applications:
•	Ground source heat pump systems used for space heating and hot water.
•	Biogas production systems that use animal waste and sewage treatment residue as inputs and those that produce biogas for commercial sale.
•	Electrical or thermal generating systems that use purchased biogas.
•	Systems that produce bio-oil, or heat from specified waste sources, where the system output is sold to a third party that uses it for specified purposes.
These enhancements will promote investment in technologies that help reduce emissions of greenhouse gases and air pollutants and increase the diversity of Canada’s energy supply by converting waste materials into energy.
These measures are expected to reduce federal revenues by approximately $5 million over the next two fiscal years.
Property Leases for Wind and Solar Power Equipment
Wind and solar energy represent clean and sustainable alternative sources of electricity, helping to reduce air pollutants and address climate change.
Budget 2008 proposes to expand GST/HST relief currently available in respect of land leased to explore for or exploit mineral, peat, forestry, water or fishery resources to include land leased to situate wind or solar power equipment for the production of electricity, applicable to lease payments due on or after February 26, 2008. This proposed change will result in consistent tax treatment of leases for wind and solar power and those for other natural resources.
Further details on the tax measures in Budget 2008 are set out in Annex 4.

Effective Environmental Law Enforcement
Environmental laws alone are not enough to guarantee a cleaner, better environment. These laws also need to be enforced. In Budget 2007, resources were provided to hire more than 100 new officers to bolster enforcement capacity. Budget 2008 provides $21 million over two years to Environment Canada to increase the effectiveness of enforcement officers with better forensic laboratory support, data collection, analysis and management systems.
Budget 2008 also provides up to $12 million over two years to Parks Canada for the implementation of an enhanced law enforcement program within Canada’s National Parks.
Promoting Conservation and Sustainable Economic Development
The United Nations Educational, Scientific and Cultural Organization has recognized 13 regions in Canada that demonstrate a balanced approach to conservation and economic development. These biosphere reserves are geographical regions in which community-based initiatives protect the natural environment, while ensuring the continued growth of the local economy in an ecologically sustainable way. The Canadian Biosphere Reserves Association is a not-for-profit organization that provides networking and expert support to communities in the designated biosphere reserves. Budget 2008 provides $2 million over two years to Environment Canada to support the operations of the Canadian Biosphere Reserves Association.
Investing in Culture and Sports
While many of our athletes compete in various sporting events around the world, the Olympic and Paralympic Games are a special competition which represent the pinnacle of accomplishment. In 2010, Vancouver and Whistler will be hosting the Olympic and Paralympic Winter Games. As part of the preparations for these Games, Budget 2008 provides funding for the community torch relay celebration program. In the lead-up to the Beijing Olympics this year, and building on current federal investments of over $140 million per year for amateur sports, Budget 2008 provides additional support for our summer athletes to help them prepare for these and future Olympics.

Building National Pride: 2010 Olympic and Paralympic Torch Relays
The Government has already made significant investments in the 2010 Olympics and Paralympics. It is a time for celebration. The 2010 Olympic Torch Relay will pass through over 350 communities from November 2009 to February 2010, reaching over 80 per cent of the Canadian population. The relay route will be announced in the fall of 2008, and it is expected that there will be up to 12,000 torch bearers and escorts. Canada’s 2010 Olympic and Paralympic Torch Relays will provide an opportunity to connect and inspire all Canadians.
Budget 2008 provides $25 million to make the Torch Relays the centrepiece of the Government’s outreach to communities across the country, building community and national pride as part of the Olympic and Paralympic Games.
Supporting Our Athletes: Summer Sport Excellence
Canada’s Olympians and Paralympians are dedicated to the pursuit of excellence, and their accomplishments on the world stage make all Canadians proud.
The Government of Canada is the single largest investor in Canada’s sport system. Through Sport Canada, it helps our athletes by providing funding for such things as coaching and equipment. Following the award of the 2010 Olympic and Paralympic Winter Games to Vancouver, the Government announced significant financial support for our Winter Olympians and Paralympians.
The Government is also committed to ensuring that our summer athletes have the support they need to perform at the top levels of international competition. Budget 2008 provides funding of $24 million over the next two years and $24 million per year ongoing to support the Road to Excellence. This funding will enhance the Government’s excellence programming for summer athletes, increasing the number of coaches, training camps and opportunities for our athletes to compete internationally.

Renewing Our National Museums
The Government is committed to making investments in the renewal of its four National Museums (the National Gallery of Canada, the Canadian Museum of Civilization, the Canada Science and Technology Musuem and the Canadian Museum of Nature) to address operating and infrastructure pressures. The Government is reinvesting $9 million over two years from strategic review savings to address these pressures. These investments will assist in strengthening Canada’s cultural institutions and protecting its cultural heritage for future generations.
Promoting Official Languages
The Government’s five-year Action Plan for Official Languages was launched in 2003. A cross-country consultation process, led by Mr. Bernard Lord, has recently been concluded on the future of official languages programming in Canada. Over the next year, the Government will build on previous investments through the development of a new Action Plan on Official Languages that will respond to Canada’s evolving demographic reality, to promote and protect linguistic duality across the country.
Tackling Crime and Bolstering Security
The Speech from the Throne identified tackling crime and bolstering the security of Canadians as a priority. Budget 2008 provides funding to protect Canadian families and communities, building on the important investments this government has made in previous budgets.
Creating a Police Officers Recruitment Fund
A paramount responsibility of government is to protect the right to safety and security. A Safer Communities strategy will be implemented, in part through effective law enforcement. The Government takes this responsibility seriously to help ensure every Canadian is safe and secure.
Budget 2008 provides funding to provinces and territories to support them in recruiting 2,500 new front-line police officers. It sets aside up to $400 million in 2007—08 to be paid into a third-party trust for provinces and territories, allocated proportionately, to meet this objective.

Funding will be paid into the trust, once legislation has been passed, for those provinces and territories that have publicly committed by March 31, 2008 to participate in a national effort to hire an additional 2,500 police officers across the country and thus make communities safer. Provinces and territories will have the flexibility to draw down the funding as they require over the next five years. Provincial and territorial governments are encouraged to report directly to their residents on the expenditures financed and outcomes achieved with the funding provided through the Police Officers Recruitment Fund.
A New Vision for Correctional Service of Canada
Over the past decade, the federal corrections system has been facing tough new challenges. In April 2007, the Government established an independent panel chaired by Mr. Rob Sampson to review the federal corrections system. The panel’s report, which was published in December 2007, sets out a vision for transforming the federal corrections system based on an increased emphasis on offender responsibility and accountability; the elimination of drugs from prisons; the provision of more employment and employability skills for offenders; and the modernization of physical infrastructure based on more efficient and effective design, construction and operations.
This vision requires a fundamental transformation of federal corrections to achieve better public safety results. It will require a long-term commitment and a phased approach.
Building on the significant funding provided in Budget 2007, Budget 2008 invests in this new vision by addressing some of the panel’s key recommendations and by setting the foundation for changes to the federal corrections system. Budget 2008 stabilizes funding for Correctional Service of Canada while detailed planning for the transformation is undertaken. In addition, Budget 2008 provides funding for the first critical stage of transformation to allow Correctional Service of Canada to increase control of its institutions through enhanced safety and security, by dealing more effectively with the growing number of offenders with gang affiliations, and by detecting and eliminating drugs in penitentiaries. These investments will provide correctional staff with the tools and training they need to do their jobs safely and more effectively.
Budget 2008 commits $122 million over the next two years to ensure that the federal correctional system is firmly on track to respond comprehensively to the recommendations of the independent panel led by Mr. Sampson.

Strengthening the Public Prosecution Service of Canada
Getting tough on crime does not end with greater investments in enforcement. The whole criminal justice system must work together to ensure those who are charged with offences are brought to trial in a timely fashion. The Public Prosecution Service of Canada is responsible for prosecuting offences under more than 50 federal statutes and for providing prosecution-related legal advice to law enforcement agencies.
To support the ongoing work of the Public Prosecution Service of Canada, Budget 2008 provides $32 million over the next two years to prosecute drug cases more effectively and to provide greater support for Crown agents across Canada.
Funding a Strong National Crime Prevention Program
Budget 2008 provides $60 million over the next two years, for the National Crime Prevention Strategy, in addition to the existing annual investment of $33 million. National Crime Prevention Strategy efforts are focused on priorities established in partnership with community-based not-for-profit organizations. Priorities for funding include providing support for vulnerable families and children at risk, preventing youth gang and drug-related crime, and preventing recidivism among high-risk groups.
Firearms Action Plan
As part of the strategy on tackling crime, the Government is committed to effective gun control and action against those who use firearms for criminal purposes. Effective gun control requires the licensing of all individuals who legally possess guns. The Government will bring forward a short-term action plan which will include measures to facilitate compliance and the extension of the waiver on firearms renewal fees until May 2009.

Table 4.1
Leadership at Home
(millions of dollars)

	2007—08	2008—09	2009—10	Total

Supporting the Vulnerable
Mental Health Commission of Canada innovative projects	110			110
Veterans: enhancing support for survivors	259	12	11	282
Canadian MedicAlert Foundation		3		3
Protecting seniors from abuse		5	6	10

Subtotal—Supporting the Vulnerable	369	20	17	406

Protecting the Health and Safety of Canadians
Modernizing and strengthening Canada’s safety system for food, consumer and health products		42	71	113
Ensuring safe, effective and high-quality natural health products		17	17	33
Enhancing the safety of our laboratories		3	6	9
Understanding the impact of the environment on our health		6	19	25
Tobacco taxation		-5	-5	-10
Medical Expense Tax Credit eligibility		5	5	10
GST/HST health measures		15	15	30

Subtotal—Protecting the Health and Safety of Canadians		82	127	209

Strengthening Partnerships With Aboriginal Canadians
New framework for economic development		20	50	70
Enhancing education outcomes		20	50	70
Strengthening First Nations and Inuit health		111	36	147
Expanding First Nations child and family services		21	22	43
First Nations water and wastewater action plan		165	165	331

Subtotal—Strengthening Partnerships With Aboriginal Canadians		337	323	660
Less existing source of funds		-202	-188	-390

Subtotal—Strengthening Partnerships With Aboriginal Canadians		135	135	270

Table 4.1 (cont’d)
Leadership at Home
(millions of dollars)

	2007—08	2008—09	2009—10	Total

A Vision for a New North
Northern Residents Deduction		10	10	20
Geological mapping		12	22	34
Mineral Exploration Tax Credit		145	-25	120
Pangnirtung, Nunavut, commercial harbour		4	4	8
Seabed mapping		3	17	20

Subtotal—A Vision for a New North		175	28	203

Ensuring a Cleaner, Healthier Environment
Curbing greenhouse gas emissions		35	31	66
Carbon capture and storage	250			250
Accelerating access to renewable fuels
Biofuels research		5	5	10
E85 demonstration		1	2	3
Investing in nuclear energy		300		300
Tax incentives for clean energy generation			5	5
Effective environmental law enforcement		7	14	21
Enhance law enforcement in Canada’s National Parks		9	3	12
Promoting conservation and sustainable economic development		1	1	2

Subtotal—Ensuring a Cleaner, Healthier Environment	250	358	61	669

Investing in Culture and Sports
2010 Olympic and Paralympic Torch Relays			25	25
Supporting our athletes: summer sport excellence		8	16	24

Subtotal—Investing in Culture and Sports		8	41	49

Tackling Crime and Bolstering Security
Police Officers Recruitment Fund	400			400
New Vision for the Correctional Service of Canada		12	110	122
Strengthening the Public Prosecution Service of Canada		15	17	32
Strong National Crime Prevention Program		30	30	60
Firearms Action Plan		14	2	16

Subtotal—Tackling Crime and Bolstering Security	400	70	159	630

Total—Leadership at Home	1,019	848	567	2,434

Note: Totals may not add due to rounding.

Highlights
Throughout its history, Canada has served as a shining example of what is possible. The Government is resolved to uphold this heritage by protecting our sovereignty at home and projecting our values abroad. By focusing our efforts and acting decisively, the Government is restoring Canada’s influence in world affairs.
Canada First Defence Strategy
Protecting Canadians and Canada is a fundamental responsibility of government. With the Canada First Defence Strategy, clear priorities will be in place to guide future actions. This is why Budget 2008 is:
•	Providing the Canadian Forces with stable and predictable funding to permit long-term planning.
Communications Security
•	Providing $43 million over the next two years to the Communications Security Establishment to make the necessary investments to keep pace with rapid advancements in information and communications technologies.

International Assistance
Canadians are a compassionate and generous people. Budget 2008 provides the resources and direction required to enable Canada to reassert its influence in global affairs by:
•	Delivering on our promise to double international assistance to $5 billion by 2010—11.

•	Meeting the commitment to double aid to Africa by 2008—09, and being the first Group of Eight (G8) country to deliver on this promise.

•	Providing $450 million over the next three years to the Global Fund to Fight AIDS, Tuberculosis and Malaria.

•	Providing an additional $100 million for the reconstruction and development of Afghanistan, bringing Canada’s total projected Afghan aid program to $280 million in 2008—09.

•	Dedicating an initial $50 million over the next two years to a new Development Innovation Fund, to create breakthrough discoveries with the potential to significantly improve the lives of millions in the developing world.
Canada’s Representation Abroad
The Government is providing leadership in global efforts to assist developing countries. It will also provide leadership closer to home in the Americas and in global affairs more generally.
These efforts include:
•	Reinvesting $89 million over two years to improve services for Canadians travelling, living and investing abroad by strengthening Canada’s overseas network.

Improving Canada’s Borders
Our borders have to facilitate trade, travel and commerce while protecting us from external threats. This is why Budget 2008 is investing in borders by:
•	Committing $75 million over two years to ensure the Canada Border Services Agency has the resources it needs to effectively manage the border.

•	Introducing a higher-security electronic passport by 2011.

•	Doubling the validity period of Canadian passports to 10 years when this electronic passport is launched.

•	Providing $14 million over two years to expand the joint Canada-United States NEXUS program for low-risk frequent travellers across the border.

•	Providing $6 million over two years for federal activities to support provinces and territories planning to introduce enhanced driver’s licences.

•	Allocating $26 million over two years to introduce the use of biometric data into visas issued to foreign nationals entering Canada.

•	Providing $15 million over two years to establish a permanent facility to enhance the security of the Great Lakes/St. Lawrence Seaway region.

•	Allocating $29 million over two years to meet priorities under the Security and Prosperity Partnership of North America.

Canadians make a difference every day and serve as an example of what energy, innovation and determination can accomplish. They are proud of their nation’s history of compassion and courage, and look to their government to ensure this hard-earned reputation is strengthened.
The Government is resolved to uphold this heritage by protecting our sovereignty at home and by projecting our values abroad. By focusing our efforts and acting decisively, the Government is restoring Canada’s influence in global affairs.
Budget 2008 follows through on the priorities identified in the Speech from the Throne: supporting the United Nations—sanctioned mission led by NATO in Afghanistan; playing an active role in the Americas; and promoting our trade and investment interests around the world through increased diplomatic resources abroad. The Government is bringing a long-term vision to the defence of our nation through reinvestments and predictable funding for the Canada First Defence Strategy, as well as investments in the Communications Security Establishment. The Government is delivering on its commitments to increase international assistance, while getting the most out of our aid dollars. It is designing innovative approaches to development assistance. And, in an uncertain world, the Government is bolstering security for Canadians at home and abroad through secure borders, world-class travel documents and a strengthened North American partnership.
Canada First Defence Strategy
In an unpredictable and volatile world, protecting Canadians and Canada is a fundamental responsibility of the Government. The foundation for building the Canadian Forces of tomorrow was laid with the $5.3-billion, five-year Canada First defence plan announced in Budget 2006. Significant progress has already been made, with several major procurement projects announced and being implemented.
Building on this foundation, the Government is developing a long-term Canada First Defence Strategy. The strategy will set long-term objectives and make a long-term commitment of support for the Canadian Forces. This is a new and innovative approach to rebuilding the military where predictable long-term funding will support the modernization and growth of the Forces. The result will be a stronger, more flexible and high-tech military for Canada.

The Canada First Defence Strategy will also strengthen Canada’s industrial and technological advantages by setting the foundations for a new relationship with industry. A stable, predictable and long-term investment program will create new, significant and long-term opportunities for communities and businesses across Canada. Canadian industry will have the opportunity to position itself as high-tech leaders, invest proactively in research, and develop technologies that can be used at home and exported to foreign markets.
This budget provides the funding stability and predictability that will allow for the successful implementation of the Canada First Defence Strategy by increasing the automatic annual increase on defence spending to 2 per cent (from the current 1.5 per cent) beginning in 2011—12. Over the next 20 years, this is expected to provide the Canadian Forces with an additional $12 billion.
Communications Security
The Communications Security Establishment (CSE) plays a key role in safeguarding Canada’s national security. CSE is Canada’s national cryptologic agency and provides the Government with foreign signals intelligence services and information technology security. It also provides technical and operational assistance to federal law enforcement and security agencies.
Budget 2008 provides $43 million over the next two years in order for CSE to make the necessary investments to keep pace with rapid technological advancements in information and communication technologies.
International Assistance
Canadians are a compassionate and generous people. We are proud of our commitment to help the poorest and most vulnerable at home and abroad. Canadians expect their government to lead by example in the area of international assistance by delivering on its promises, ensuring aid is effective and implementing innovative approaches to development cooperation.
Budget 2008 provides the resources and direction required to enable Canada to reassert its influence in global affairs.

Delivering on Canada’s Promises
Canada committed to double international assistance by 2010—11 from 2001—02 levels. Budget 2008 delivers on this promise. It ensures that the funding is in place to bring Canada’s total international assistance to $5 billion by 2010—11.
Canada also promised, along with its Group of Eight (G8) partners, to double its aid to Africa. Canada will double its aid to Africa in 2008—09 from its 2003—04 levels, making it the first G8 country to deliver on this commitment, more than a year ahead of other countries.
Additionally, Canada agreed to provide long-term predictable financing for the Global Fund to Fight AIDS, Tuberculosis and Malaria. This important initiative has demonstrated results in addressing some of the world’s most serious communicable diseases, which kill over 6 million people each year, primarily in developing countries. Canada has been instrumental in the success of the Global Fund, providing over $500 million to date. The Government is pledging a further $450 million over the next three years. These resources will be sourced from existing international assistance funding.
Afghanistan Reconstruction and Development
Afghanistan is a central focus of our international assistance, and Canada is committed to helping rebuild a free, democratic and peaceful country. To this end, the Government is providing an additional $100 million for reconstruction and development, bringing Canada’s 2008—09 assistance budget for Afghanistan to a projected $280 million. Additional resources will help the Afghan people, including through the provision of more training to the Afghan National Police and Afghan National Army to allow them to take increasing responsibility for security in Kandahar and throughout the country. These additional funds are above and beyond the commitment to double international assistance by 2010—11, and will increase Canada’s total aid commitment to Afghanistan to $1.3 billion over 10 years.

Making Canada’s Aid More Effective
Canadians are eager to help the poorest of the poor, but they want assurances that their tax dollars are making a real difference in the lives of the people they are intended to help. Budget 2007 set out a three-point agenda to reform Canada’s aid program to make it more focused, more efficient and more accountable.
Since then, the Government has been developing a concrete plan to transform how Canada delivers aid around the world. The Minister of International Cooperation has led its development and will soon articulate the details of this plan.
Designing Innovative Solutions
Delivering on our promises builds the credibility needed for leadership. But leadership also requires finding innovative solutions to the challenges of development. Through Budget 2007, Canada helped to pioneer an Advance Market Commitment (AMC) for vaccines expected to save close to 6 million lives. The AMC is one creative example of how international aid can spur the development and production of needed vaccines for the poorest countries.
Budget 2008 builds on our expertise in AMCs to further position Canada as a leader in the design and implementation of innovative approaches to development cooperation.
Development Innovation Fund
When Sir Frederick Banting and Charles Best isolated insulin in 1921, they transformed the lives of Canadians and people around the world. Similarly, today, scientific innovation has the potential to improve the lives of the world’s poor. For example, new vaccines and cures could save millions of lives lost to tropical diseases. Higher-yield, drought-resistant crops could prevent future famines. And lower-emission energy sources could power industrial development and job creation with a minimal carbon footprint.

Budget 2008 provides an initial $50 million over the next two years for a new Development Innovation Fund, sourced from planned growth in international assistance. The fund will support the best minds in the world as they search for breakthroughs in global health and other areas that have the potential to bring about enduring changes in the lives of millions of people in poor countries.
The fund will be implemented by strategic partners in the research community working with the International Development Research Centre.
Donated Medicines
Budget 2007 introduced a tax incentive for corporations that make donations of medicines for use in the developing world. To ensure that donated medicines benefit recipients in developing countries to the greatest extent possible, Budget 2008 proposes that the eligibility of charities that may accept donations of medicines for the purpose of this tax incentive be determined by the Minister of International Cooperation. The Minister of International Cooperation will implement a process, to be developed by the Canadian International Development Agency, to ensure that eligible charities have relevant experience and appropriate policies and practices with respect to the delivery of international development assistance, and that they operate in a manner consistent with the principles and objectives of the World Health Organization Guidelines for Drug Donations. This will ensure appropriate oversight and accountability of those charities.
Budget 2008 also proposes that eligible gifts must be donated at least six months prior to the expiration date of the medicines.
These changes will apply to eligible donations of medicines made on or after July 1, 2008.

Canada’s Representation Abroad
The Government is providing leadership in global efforts to assist developing countries. It will also provide leadership in global affairs more generally, and will concentrate its efforts in areas where Canada can make a lasting difference.
The Government has committed to play an active role in the Americas for the long term, ensuring that it works side by side with the citizens and governments of other countries in the hemisphere to advance our shared interests and values.
The Government has also invested in a comprehensive Global Commerce Strategy to ensure that Canadian businesses can take on the world and succeed. This renewed focus on trade and investment has already produced results, with Canada concluding free trade agreements with the European Free Trade Association countries and with Peru—the first new agreements in more than six years.
To be effective, we have to be on the ground. Accordingly, the Minister of Foreign Affairs will ensure that Canada’s diplomatic resources are positioned to advance Canada’s priorities abroad. The Minister has already begun a transformative process that will reduce headquarters staff at the Department of Foreign Affairs and International Trade and reinvest in new positions abroad. This will enhance services to Canadians when travelling abroad.
To be effective, we must also be focused. These new overseas positions, along with resources already on the ground, will be focused on a limited number of priorities that reflect changing international realities, emerging trade interests and important Canadian objectives. The Minister will also add new embassies and missions to Canada’s overseas network, beginning with investments to increase Canada’s commercial presence in rapidly-growing markets and to support Canadian investment abroad.
Budget 2008 reinvests $89 million over two years to support this strategy. Along with the Global Commerce Strategy investments of Budget 2007, this brings the total investment towards making Canada’s foreign service as modern and agile as any in the world to $189 million over the next two years.

Improving Canada’s Borders
Our two-way trade with the world is equivalent to approximately two-thirds of our gross domestic product, and one out of five jobs is directly linked to trade. On a typical day, 266,000 people, 18,200 trucks, 77,900 courier shipments and 5,000 marine containers enter into Canada. These numbers reflect the increased mobility of people and goods in today’s world. This openness brings important benefits to Canada’s economy and society, but it also presents a number of risks.
Given the importance of trade to our continued prosperity, our borders have to facilitate trade, travel and commerce, while protecting us from external threats. This is why Budget 2008 is investing in initiatives to:
•	Ensure that the Canada Border Services Agency (CBSA) has the resources it needs to deliver innovative border services given current economic realities and a new security environment.

•	Provide Canadians with access to better and more secure travel documents to cross international borders, particularly our border with the United States.

•	Ensure the integrity of Canada’s immigration program so that our borders are secure and our communities are safe.

•	Enhance the security of the Great Lakes/St. Lawrence Seaway region.

•	Address obstacles to cross-border trade through the Security and Prosperity Partnership of North America.
Strengthened Front-Line Capacity
Better borders start with a stronger on-the-ground presence. The CBSA provides a critical front-line contribution to the prosperity and security of Canada by managing the access of people and goods to and from the country. Budget 2008 commits $75 million over the next two years to ensure that the CBSA has the resources it needs to deliver efficient and secure border services at more than 1,200 domestic and international locations. These funds will increase the number of on-site border services officers at key border installations in order to meet evolving operational demands resulting from increased trade and travel.

World-Class Travel Documents
Better borders also require better travel documents that address concerns over document vulnerability. Budget 2008 takes the steps needed to introduce a higher-security electronic passport by 2011. The validity period of the new passport will be doubled to 10 years. Canada will join other countries that have taken steps to strengthen the security of their passports.
Budget 2008 also invests $14 million over the next two years to expand the joint Canada/United States NEXUS program by adding dedicated infrastructure, increasing the number of users from 160,000 to 350,000 and better targeting frequent travellers. The NEXUS program has been successful in reducing border transit times. Expediting crossings for low-risk frequent travellers will also free up resources to improve the clearance of regular traffic, thereby improving border security and reducing border congestion.
Finally, Budget 2008 provides $6 million over the next two years for federal activities to support provinces and territories planning to introduce enhanced driver’s licences. Enhanced driver’s licences are optional licences that denote citizenship and are expected to be recognized as a valid travel document for land entry into the United States under the Western Hemisphere Travel Initiative. The United States is the primary travel and business destination for many Canadians who do not hold a passport, and many Americans visit and tour Canada every year without carrying a passport. The development of enhanced driver’s licences by provinces, territories and U.S. states is intended to provide Canadians and Americans who do not hold a passport with an accessible and convenient alternative. British Columbia and the state of Washington are currently deploying and testing enhanced driver’s licences. Other provinces and U.S. states are also in the process of developing enhanced driver’s licences for their citizens.
Taken together, these investments will facilitate the secure movement of Canadians across international borders by providing access to reliable and accessible travel documents, in line with evolving international standards. These investments will also ensure a smooth transition to the U.S. Western Hemisphere Travel Initiative.

More Secure Borders
Canada continues to be a destination of choice for millions of individuals seeking to stay temporarily to travel, work or study. While our economy and society are enriched by the movement of people across our borders, it also poses a number of risks.
Border security remains a priority for Canadians. Criminals are increasingly more sophisticated and well funded, including those who engage in document fraud to illegally move people or goods across borders. Further to biometric field trials in Canada that were successfully completed in 2007, the Government will introduce the use of biometric data, such as fingerprints and live photographs, in its visa-issuing process to accurately verify identity and travel documents of foreign nationals who enter Canada. This initiative will enhance the integrity and efficiency of the border by preventing criminals from entering Canada, and facilitating the processing of legitimate applicants. Budget 2008 provides $26 million over two years for this initiative. Canada will join other countries such as Australia, the United States and the United Kingdom, which have recognized the value of using biometrics in their immigration and border processes.
Marine Security—Great Lakes/St. Lawrence Seaway
The Great Lakes/St. Lawrence Seaway region is a key economic region with several international bridges and tunnels. It is a high marine security priority for both Canada and the United States. This area is also heavily travelled by both small pleasure craft and large commercial vessels.
In 2005, an interim Marine Security Operations Centre in the Great Lakes/St. Lawrence Seaway region was established. Budget 2008 provides $15 million over two years to establish a permanent facility. The operations centre will help departments and agencies work collaboratively to collect, analyze and share information on marine and transborder traffic that is important to the security of the Great Lakes/St. Lawrence Seaway region. A permanent operations centre will also allow representatives from provincial/municipal and United States law enforcement agencies to participate.

A Stronger North American Partnership
The North American Free Trade Agreement (NAFTA) has helped make North America one of the most dynamic and prosperous economic regions in the world. Advantage Canada, the Government’s long-term economic plan, recognizes that Canadian companies must continue to profit from the commercial benefits of NAFTA, particularly as they strive to compete in North American and world markets.
In August 2007, the Prime Minister met with the Presidents of the United States and Mexico in Montebello, Quebec, to discuss priorities under the Security and Prosperity Partnership of North America. The Government is addressing these priorities by allocating $29 million over the next two years towards:
•	Greater efficiency at the Canada-U.S. border through better cross-border communication systems and improved wait-time information.

•	The future elimination of duplicate baggage screening on connecting flights in North America.

•	Increased regulatory cooperation on projects in the chemical, automotive and transportation sectors.

•	Greater protection of the North American food supply through vulnerability assessments.

•	Improved trilateral cooperation on energy research and achieving compatibility of energy efficiency standards for key consumer products.
These investments will address consumer needs, increase business competitiveness and enhance North American security. They will be sourced from the Security and Prosperity Partnership allocation made in Budget 2006.

Table 4.2
Leadership Abroad
(millions of dollars)

	2007—08	2008—09	2009—10	Total

Communications Security		14	29	43
International Assistance
Afghanistan reconstruction and development		100		100
Improving Canada’s Borders
Strengthened front-line capacity		25	50	75
World-class travel documents
10-year electronic passport by 2011			9	9
Expansion of the NEXUS program		7	7	14
Enhanced driver’s licences		5	1	6
More secure borders		11	15	26
Marine security—Great Lakes/ St. Lawrence Seaway		5	10	15
A stronger North American partnership		14	15	29

Subtotal		66	108	174
Less existing source of funds		-14	-15	-29

Subtotal—Improving Canada’s Borders		52	93	145

Total—Leadership Abroad	0	167	121	288

Note: Totals may not add due to rounding.

Highlights
The Government’s fiscal position remains strong. The strength in the economy in 2007 means that fiscal results for 2007—08 are expected to be somewhat better than at the time of the October 2007 Economic Statement. Over the next two years, the Government is planning on continued surpluses, despite downward revisions to private sector forecasts for economic growth.
•	Budget 2008 continues to focus on a two-year horizon, where uncertainties are fewer and the Government can reasonably be held to account for its fiscal plan.

•	Planned debt reduction is $10.2 billion in 2007—08, $2.3 billion in 2008—09 and $1.3 billion in 2009—10.

•	In light of global economic uncertainty, it is appropriate to update the five-year fiscal projections presented in the Economic Statement.

•	Surpluses are expected to rise from $3.1 billion in 2010—11 to $5.3 billion in 2012—13, allowing for debt reduction of at least $3 billion per year in those years. This means that total debt reduction by the Government since coming into office will be more than $50 billion by 2012—13.

•	After taking into account planned debt reduction, remaining surpluses are $0.1 billion in 2010—11, rising to $2.3 billion in 2012—13.

•	The federal tax burden, measured by total revenues as a share of the economy, is projected to decline from 16.3 per cent in 2006—07 to 15.3 per cent in 2009—10—the lowest level in nearly 50 years.

•	Spending as a share of gross domestic product (GDP) is below the track set out in Budget 2007.

Budget Planning and Fiscal Forecasting
The Government is committed to budget planning that is accountable and transparent.
•	To incorporate objective economic assumptions, the Government’s fiscal projections are based on the average of the private sector economic forecasts.

•	Budget 2008 continues to focus on a two-year horizon, where the Government can reasonably be held to account. However, in light of global economic uncertainty, Budget 2008 provides an update of the five-year fiscal projections presented in the October 2007 Economic Statement.

•	Planned debt reduction totals $13.8 billion over the current and next two years. Interest savings from federal debt reduction will continue to be dedicated to personal income tax reductions through the Government’s Tax Back Guarantee.

•	The fiscal projections in Budget 2008 reflect financial results through December 2007.

•	Quarterly updates of the fiscal outlook for the current year are provided in the monthly Fiscal Monitor. The next update will be provided with the March fiscal results in May 2008. The final results for the 2007—08 surplus will be published in the fall.

Fiscal Outlook Before the Measures Proposed in Budget 2008
Table 5.1 provides a summary of the main changes in the fiscal projections since the October 2007 Economic Statement. The underlying budgetary surplus presented in the Economic Statement was $11.6 billion for 2007—08, $4.4 billion for 2008—09 and $4.3 billion for 2009—10.
Table 5.1
Changes in the Status Quo Fiscal Outlook
Since the October 2007 Economic Statement
(billions of dollars)

	Projection
	2007—08	2008—09	2009—10

October 2007 Economic Statement underlying surplus	11.6	4.4	4.3
Impact of economic and fiscal developments
Budgetary revenues
Personal income tax	-1.0	-2.5	-2.3
Corporate income tax	0.9	-1.0	-1.3
Goods and services tax	0.4	0.2	0.3
Other revenues	0.3	-0.3	0.2

Total	0.6	-3.7	-3.1
Program expenses
Major transfers to persons	0.2	0.2	0.2
Major transfers to other levels of government	-0.1	-0.5	-0.4
Direct program expenses	-0.2	1.0	0.3

Total	-0.1	0.8	0.1
Public debt charges	0.8	2.2	1.7

Total economic and fiscal developments	1.4	-0.6	-1.3
Revised underlying planning surplus (before Budget 2008 measures)	12.9	3.8	3.0

Notes:	A positive number implies an improvement in the budgetary balance.
A negative number implies a deterioration in the budgetary balance.
Totals may not add due to rounding.
The 2007—08 underlying planning surplus is expected to be $12.9 billion, somewhat stronger than was projected at the time of the October 2007 Economic Statement. The upward revision largely reflects higher-than-expected revenues and lower-than-expected public debt charges.

Consistent with the weaker private sector economic outlook, underlying surpluses of $3.8 billion and $3.0 billion are projected for 2008—09 and 2009—10 respectively. The current projections are down from those presented in the Economic Statement by $0.6 billion in 2008—09 and $1.3 billion in 2009—10. In both years, revenues are projected to be significantly weaker than at the time of the Economic Statement, reflecting private sector forecasts of slower economic growth. However, weaker revenues are projected to be partially offset by significantly lower public debt charges resulting from lower interest rates. In the short term, lower public debt charges occur largely because of lower interest payments on debt issued at shorter maturities. In recent years, the Government has taken steps to increase the variable portion of the debt in order to achieve additional debt cost savings when interest rates fall (see Annex 2).
Budgetary revenues in 2007—08 are expected to be $0.6 billion higher than at the time of the Economic Statement, largely due to stronger-than-expected corporate income tax and Goods and Services Tax (GST) collections through December 2007. In spite of the stronger starting point, revenues in 2008—09 and 2009—10 are projected to be $3.7 billion and $3.1 billion lower respectively, primarily driven by downward revisions to private sector forecasts of economic growth in 2008. When compared to the Economic Statement:
•	The underlying projection for personal income tax revenues in 2007—08 is $1.0 billion lower, reflecting slightly lower than expected personal income tax collections thus far in 2007—08. Personal income tax revenues are projected to be $2.5 billion lower in 2008—09 and $2.3 billion lower in 2009—10, as a result of a downward revision to forecast growth in personal income in 2008—09.

•	Corporate income tax revenues are projected to be $0.9 billion higher in 2007—08, reflecting strong growth in collections so far this year. In 2008—09 and 2009—10, corporate income tax revenues are forecast to be lower by $1.0 billion and $1.3 billion, respectively, reflecting a downward revision to the forecast for corporate profits.

•	GST revenues in 2007—08 are now projected to be $0.4 billion higher, reflecting upward revisions to consumption in 2007—08 and higher collections through December. These upward revisions largely carry forward over the planning period, dampened somewhat by a downward revision to growth in the tax base in 2008—09.

•	Other revenues are expected to be $0.3 billion higher in 2007—08, mainly due to higher projected receipts attributable to the Atlantic Offshore Revenue Accounts. This upward revision is offset by a corresponding upward revision of projected revenue transfers to Newfoundland and Labrador and Nova Scotia under the Atlantic Offshore Accords, such that there is no net impact on the budgetary balance.
Program expenses are also projected to be lower than estimated in the
Economic Statement, by $0.8 billion in 2008—09 and $0.1 billion in 2009—10. These changes take into account economic developments, the results of the Government’s strategic reviews and recent action to reduce spending on public opinion research by $10 million per year. Compared to the Economic Statement:
•	Transfers to persons are expected to be lower by $0.2 billion in each year, largely due to lower projected elderly benefit payments resulting from lower expected inflation.

•	Projected transfers to other levels of government are higher than expected as a result of increases to Equalization and Territorial Formula Financing (TFF) for 2008—09 that were announced in December 2007. As the data required to calculate Equalization payments for 2009—10 are not yet available, it is assumed that Equalization will grow at the rate of growth in the private sector forecast of nominal GDP, adjusted for changes in the share of the recipient provinces’ population. Equalization and TFF entitlements for 2009—10 will be released in December 2008.

•	Direct program expenses are lower than expected in 2008—09 and 2009—10, reflecting the Government’s commitment to implement programs only when they are ready and to ensure that spending is necessary and effective.

•	Public debt charges in 2007—08 are projected to be $0.8 billion lower. In 2008—09 and 2009—10, public debt charges are expected to be $2.2 billion and $1.7 billion lower, due to significantly lower forecast interest rates.

Fiscal Costs of Measures Proposed in Budget 2008
The measures proposed in Budget 2008 total $2.7 billion for 2007—08, $1.5 billion for 2008—09 and $1.7 billion for 2009—10. When combined with the actions taken in the Economic Statement, this brings total measures to $29.4 billion over these three years, of which $23.9 billion, or over 80 per cent, is dedicated to tax relief. The costs of these measures are reflected in the projections of revenues and expenses presented in the following pages.
After accounting for the cost of the measures proposed in Budget 2008, planned debt reduction in 2007—08 amounts to $10.2 billion. The Government is planning on debt reduction of $2.3 billion in 2008—09 and $1.3 billion in 2009—10.
Table 5.2
Fiscal Outlook
(Including Budget 2008 Measures)
(billions of dollars)

	Projection
	2007—08	2008—09	2009—10	Total

Revised Budget 2008 underlying surplus	12.9	3.8	3.0	19.7
Measures proposed in Budget 2008	2.7	1.5	1.7	5.9

Planned debt reduction	10.2	2.3	1.3	13.8
Memorandum
Measures since Budget 2007:
Spending	2.7	1.3	1.4	5.4
Tax reductions	4.8	9.6	9.5	23.9

Total	7.6	10.9	10.9	29.4

Note: Totals may not add due to rounding.

Accounting Treatment of Surpluses at Year-End
The Government’s fiscal year runs from April 1 to March 31. All revenues and expenses are reported on an accrual basis, meaning that the financial statements take into account not only cash receipts and disbursements, but also estimates of amounts ultimately payable and receivable.
The Government’s accounting policies are based on generally accepted accounting principles for the public sector.
Under these policies, transfer payments can be expensed in a given fiscal year if:
•	The decision to make the transfer to an independent third party is announced, and relevant conditions met, before the end of the fiscal year (i.e. March 31); and

•	Enabling legislation or authorization for the payment receives parliamentary approval prior to the completion of the financial statements.
This means that surpluses in one year cannot be used to account for expenses in ongoing programs in future years. Once the fiscal year is over, any surplus reduces the federal debt and increases the Tax Back Guarantee. Under the Guarantee, the Government dedicates the effective interest savings from debt reduction each year to permanent and sustainable personal income tax reductions.
Summary Statement of Transactions
Table 5.3 provides a summary of the Government’s financial position, including the cost of all measures proposed in Budget 2008. Budgetary revenues are expected to increase at a rate below that of overall growth in the economy on average through 2009—10, reflecting the impact of tax reduction measures implemented since Budget 2006 (see the box entitled “Recap: Major Tax Relief Measures” in Chapter 3). These include the 2-percentage-point reduction in the GST rate, increases in the basic personal amount, the reduction of the lowest personal income tax rate to 15 per cent, and the general federal corporate income tax rate reductions to 15 per cent by 2012. Over the forecast horizon, program expenses as a share of GDP are projected to remain below the track set out in Budget 2007. Public debt charges are projected to continue to decline as a percentage of GDP.

Table 5.3
Summary Statement of Transactions
(Including Budget 2008 Measures)
(billions of dollars)

	Actual	Projection
	2006—07	2007—08	2008—09	2009—10

Budgetary revenues	236.0	244.5	241.9	252.0
Program expenses	188.3	201.2	208.1	218.3
Public debt charges	33.9	33.1	31.5	32.4

Total expenses	222.2	234.3	239.6	250.7

Planned debt reduction[1]	14.2	10.2	2.3	1.3

Federal debt	467.3	457.1	454.8	453.5

Per cent of GDP
Budgetary revenues	16.3	16.0	15.3	15.3
Program expenses	13.0	13.2	13.1	13.2
Public debt charges	2.3	2.2	2.0	2.0
Total expenses	15.4	15.3	15.1	15.2
Federal debt	32.3	29.9	28.7	27.5

Note: Totals may not add due to rounding.

[1]	Actual debt reduction in 2006—07 (includes other comprehensive income of $479 million).
The federal debt-to-GDP ratio stood at 32.3 per cent in 2006—07, down significantly from its peak of 68.4 per cent in 1995—96. Taking into account the projected debt reduction, the debt ratio is expected to fall to 27.5 per cent by 2009—10, the lowest level since 1978—79.

Outlook for Budgetary Revenues
Revenues as a share of GDP are projected to fall to 15.3 per cent by 2009—10 from 16.4 per cent in 2004—05. The tax burden in 2009—10 is projected to be the lowest since 1963—64. The decline in the revenue ratio reflects tax relief measures announced in this and previous budgets.

Table 5.4
Revenue Outlook
(Including Budget 2008 Measures)
(millions of dollars)

	Actual	Projection
	2006—07	2007—08	2008—09	2009—10

Tax revenues
Income tax
Personal income tax	110,477	112,515	118,595	125,475
Corporate income tax	37,745	42,405	36,830	36,570
Other income tax	4,877	5,910	5,890	6,100

Total income tax	153,099	160,830	161,315	168,145

Excise taxes/duties
Goods and Services Tax	31,296	30,680	27,565	28,860
Customs import duties	3,704	3,975	4,190	4,405
Other excise taxes/duties	10,317	10,075	10,050	10,090

Total excise taxes/duties	45,317	44,730	41,800	43,355

Total tax revenues	198,416	205,560	203,115	211,500

Employment Insurance premium revenues	16,789	16,520	16,530	17,330
Other revenues	20,761	22,430	22,265	23,170

Total budgetary revenues	235,966	244,510	241,910	252,000
Per cent of GDP
Personal income tax	7.6	7.4	7.5	7.6
Corporate income tax	2.6	2.8	2.3	2.2
Goods and Services Tax	2.2	2.0	1.7	1.7
Other excise	1.0	0.9	0.9	0.9
Tax revenues	13.7	13.4	12.8	12.8
Employment Insurance premium revenues	1.2	1.1	1.0	1.0
Other revenues	1.4	1.5	1.4	1.4
Total	16.3	16.0	15.3	15.3

Note: Totals may not add due to rounding.

Personal income tax revenues—the largest component of budgetary revenues—are projected to increase by $2 billion, or 1.8 per cent, to $112.5 billion in 2007—08. This is below the projected growth rate in personal income, reflecting the impact of recent tax relief measures. Starting in 2008—09, personal income tax revenues increase somewhat faster than personal income, reflecting the progressive nature of the income tax system combined with real income gains.
Corporate income tax revenues are expected to increase by 12.3 per cent in 2007—08, to $42.4 billion, significantly higher than the projected rate of growth in National Accounts profits of 6.9 per cent. The higher projected growth largely reflects significant year-end settlement payments related to one-time factors not reflected in National Accounts profits. These gains are not projected to carry forward over the forecast period. Moreover, corporate income taxes are projected to be dampened by tax relief measures. Therefore, corporate income tax revenues are projected to decline by 13.1 per cent in 2008—09 and by 0.7 per cent in 2009—10.
Other income tax revenues—largely withholding taxes levied on payments to non-residents—are expected to increase by 21.2 per cent to $5.9 billion in 2007—08, reflecting strong growth in underlying collections through the first nine months of the fiscal year. Other income tax revenues are projected to remain relatively flat in 2008—09, reflecting the January 1, 2008 elimination of the withholding tax in respect of arm’s length interest paid to non-resident lenders, as well as the pending elimination, under the Canada-United States Tax Treaty, of withholding tax on non-arm’s length payments of interest to lenders resident in the U.S.
GST revenues are expected to decline by 2.0 per cent in 2007—08, largely reflecting the impact of the 1-percentage-point reduction in the GST rate to 5 per cent, effective January 1, 2008. GST revenues are projected to decline further, by 10.2 per cent in 2008—09, the first full fiscal year under the lower 5-per-cent rate. They are projected to grow by 4.7 per cent in 2009—10, in line with the taxable consumption base.
All other excise taxes and duties are projected to rise by 0.2 per cent in 2007—08, after a 6.7-per-cent increase in 2006—07. The increase in 2006—07 largely reflected the introduction of an export charge on softwood lumber exports to the U.S. effective October 12, 2006, consistent with the Canada-United States Softwood Lumber Agreement, as well as a one-time charge on returned duty deposits under the Agreement. Other excise taxes and duties are projected to increase by 1.4 per cent in 2008—09 and by 1.8 per cent in 2009—10.

Employment Insurance (EI) premium revenues are projected to decrease by 1.6 per cent in 2007—08, reflecting the declines in the premium rate to $1.80 per $100 of insurable earnings, effective January 1, 2007, and to $1.73 effective January 1, 2008. Consistent with the proposed new rate-setting mechanism, which will guarantee that the EI Account will break even over the business cycle, EI premium revenues are assumed to match projected EI program costs over the planning period. This results in relatively unchanged EI premium revenues in 2008—09 followed by an increase of 4.8 per cent in 2009—10, reflecting the private sector expectation of slightly weaker labour market conditions.
Other revenues include those of consolidated Crown corporations, net gains/losses from enterprise Crown corporations, foreign exchange revenues, returns on investments and proceeds from the sales of goods and services. These revenues are volatile, owing partly to the impact of exchange rate movements on the Canadian-dollar value of foreign- denominated interest-bearing assets and to net gains/losses from enterprise Crown corporations. Other revenues are projected to rise 8.0 per cent in 2007—08, due in part to strong growth in year-to-date receipts under the Atlantic Offshore Revenue Accounts, which results in turn from strong growth in offshore production and oil prices to date in 2007—08. This revenue is transferred to Newfoundland and Labrador and Nova Scotia under the Atlantic Offshore Accords, such that there is no net impact on the budgetary balance. Other revenues are projected to decline slightly as a share of GDP in 2008—09 and then remain stable as a share of GDP in 2009—10.
Outlook for Program Expenses
As shown in Chart 5.2, program expenses as a share of GDP rose rapidly between 2000—01 and 2004—05. This trend was reversed in 2005—06, when nominal spending fell by 1 per cent, the first absolute decline in nine years. Since that time, the Government has made important investments to restore fiscal balance, provide historic long-term funding for infrastructure and strengthen Canada’s armed forces. Spending decisions in Budget 2008 continue to be focused and disciplined. As a result, spending as a share of the economy has remained well below the recent high reached in 2004—05, and is expected to remain below the track set out in Budget 2007.

Table 5.5 provides an overview of the projections for program expenses by major component, including the cost of measures proposed in Budget 2008. Program expenses are divided into three components: major transfers to persons, major transfers to other levels of government and direct program expenses—the latter includes subsidies and other transfers, expenses of Crown corporations, and departmental operating expenses.

Table 5.5
Program Expense Outlook
(Including Budget 2008 Measures)
(millions of dollars)

	Actual	Projection
	2006—07	2007—08	2008—09	2009—10

Major transfers to persons
Elderly benefits	30,284	31,845	33,265	34,760
Employment Insurance benefits[1]	14,084	14,445	15,295	15,875
Children’s benefits[2]	11,214	11,910	11,905	11,980

Total	55,582	58,200	60,465	62,615
Major transfers to other levels of government
Federal transfers in support of health and other programs	28,640	31,345	33,185	35,105
Fiscal arrangements[3]	13,066	14,530	15,250	15,800
Alternative Payments for Standing Programs[4]	-3,177	-3,050	-3,255	-3,435
Canada’s cities and communities	590	800	1,000	2,000
Community Development Trust		1,000
Public transit		500
Police Officers Recruitment Fund		400
Early learning and child care	650
Clean Air and Climate Change Trust	1,519
Patient Wait Times Guarantee Trust	612
Transition Trust	614

Total	42,514	45,525	46,180	49,470
Direct program expenses	90,173	97,445	101,450	106,205
Total program expenses	188,269	201,165	208,095	218,290

Per cent of GDP
Major transfers to persons	3.8	3.8	3.8	3.8
Major transfers to other levels of government	2.9	3.0	2.9	3.0
Direct program expenses	6.2	6.4	6.4	6.4
Total program expenses	13.0	13.2	13.1	13.2

Note: Totals may not add due to rounding.

[1]	EI benefits include regular EI benefits, sickness, maternity, parental, compassionate care, fishing and work-sharing benefits, and employment benefits and support measures. These represent 90 per cent of total EI program expenses. The remaining EI costs (amounting to $1.6 billion in 2006—07) relate to administration costs.

[2]	Consists of the Canada Child Tax Benefit and the Universal Child Care Benefit.

[3]	Fiscal arrangements include Equalization, Territorial Formula Financing, the Youth Allowances Recovery and statutory subsidies.

[4]	Alternative Payments for Standing Programs are a recovery from Quebec to offset additional tax point transfers.

Major transfers to persons consist of elderly, EI and children’s benefits, including the Universal Child Care Benefit.
•	Elderly benefits are projected to grow in line with the growth in the elderly population and changes in consumer prices, to which benefits are fully indexed.

•	EI benefits are projected to increase by $0.4 billion in 2007—08 due to the increase in average EI benefits in 2007, reflecting the indexation of maximum insurable earnings under the EI program to the growth in the average industrial wage. In 2008—09 and 2009—10, higher projected EI benefits are attributable to a projected moderate increase in the number of beneficiaries as well as higher average EI benefits.

•	Children’s benefits, consisting the Canada Child Tax Benefit and the Universal Child Care Benefit, increase slightly over the budget forecast horizon, largely reflecting growth in the population of children.
Major transfers and targeted support to other levels of government are projected to increase from $42.5 billion in 2006—07 to $49.5 billion in 2009—10, averaging 5.2 per cent growth per year. This reflects actions taken to restore fiscal balance by placing transfers on a predictable and principled footing and to significantly increase funding for those transfers. This includes increased funding for Equalization, Territorial Formula Financing and the Canada Social Transfer (CST). It also includes a one-time adjustment to increase CST protection levels against declines relative to CST and related child care payments in 2007—08.
Direct program expenses include subsidies and other transfers, expenses of Crown corporations, and departmental operating expenses. The growth in direct program expenses reflects the impact of previous measures, such as the Canada First Defence Strategy and the Building Canada Plan, as well as initiatives announced in Budget 2008, including investments to increase grants for post-secondary education and improve health and safety. Growth also incorporates increases in the cost of ongoing operations, including wage increases.
Subsidies and other transfers are also expected to increase over the budget horizon, reflecting a number of items including the higher transfers to Newfoundland and Labrador and Nova Scotia under the Offshore Accords discussed earlier and transfers to the agriculture sector. The Government will ensure, where appropriate, that royalties to be remitted to the provinces pursuant to federal-provincial agreements proceed in a timely manner under a statutory payment process.

Five-Year Fiscal Projections
Budget 2008 focuses on a two-year horizon, where the Government can reasonably be held to account. However, in light of global economic uncertainty, it is appropriate to update the five-year fiscal projections presented in the Economic Statement.
Table 5.6 shows the average of private sector economic projections of nominal GDP growth and interest rates through 2012, along with changes since the Economic Statement.
Table 5.6
Private Sector Economic Forecasts, 2007—2012
(per cent)

	Projection
				2010—2012
	2007	2008	2009	Average

Nominal GDP growth	5.7	3.5	4.3	4.4
Change since Economic Statement	-0.2	-1.3	-0.3	0.0
3-month treasury bill rate	4.2	3.2	3.8	4.5
Change since Economic Statement	0.0	-1.2	-0.9	-0.1
10-year Government of Canada bond rate	4.3	3.6	4.2	4.9
Change since Economic Statement	-0.1	-1.1	-0.8	-0.1

Source: December 2007 Department of Finance survey of private sector forecasters, updated in January 2008.
Private sector forecasters have revised projected nominal GDP down in every year going forward, resulting in lower projected revenues. As well, the overall average effective tax rate is expected to be weaker over the medium term. Program expenses are expected to be somewhat higher in the outer years relative to the Economic Statement, largely due to the introduction of new measures included in Budget 2008. Projected interest rates are down sharply in the early years of the projection, but are virtually back in line with levels projected at the time of the Economic Statement by the latter years of the projection. As a result, projected debt charges are significantly lower in the early years of the projection, but little changed in the outer years, compared to the Economic Statement.
In 2010—11, the surplus is projected to be $3.1 billion. It is projected to steadily rise to $5.3 billion by 2012—13 (Table 5.7).

Table 5.7
Summary Statement of Transactions (Including Budget 2008 Measures)
(billions of dollars)

	Projection
	2007—08	2008—09	2009—10	2010—11	2011—12	2012—13

Budgetary revenues	244.5	241.9	252.0	263.5	273.9	283.2
Program expenses	201.2	208.1	218.3	226.8	235.4	244.8
Public debt charges	33.1	31.5	32.4	33.7	33.8	33.2

Total expenses	234.3	239.6	250.7	260.5	269.2	277.9

Budgetary surplus	10.2	2.3	1.3	3.1	4.7	5.3

Planned debt reduction	10.2	2.3	1.3	3.0	3.0	3.0

Remaining surplus	0.0	0.0	0.0	0.1	1.7	2.3

Federal debt	457.1	454.8	453.5	450.5	447.5	444.5
Per cent of GDP
Budgetary revenues	16.0	15.3	15.3	15.2	15.1	15.1
Program expenses	13.2	13.1	13.2	13.1	13.0	13.0
Public debt charges	2.2	2.0	2.0	1.9	1.9	1.8
Total expenses	15.3	15.1	15.2	15.1	14.9	14.8
Federal debt	29.9	28.7	27.5	26.0	24.7	23.6

Note: Totals may not add due to rounding.
Planned debt reduction over the budget horizon—2007—08 to 2009—10—is $13.8 billion. Together with planned debt reduction of $3 billion per year for 2010—11 to 2012—13, total debt reduction by the Government since coming into office will be more than $50 billion.
After taking into account planned debt reduction, remaining surpluses are $0.1 billion in 2010—11, rising to $2.3 billion in 2012—13.

The federal debt-to-GDP ratio (accumulated deficit) stood at 32.3 per cent in 2006—07, down significantly from its peak of over 68.4 per cent in 1995—96. Taking into account planned debt reduction, along with projected growth in the economy, the debt-to-GDP ratio is expected to fall to 27.5 per cent by 2009—10. The Government is on track to meet the medium-term objective of reducing the ratio to 25 per cent by 2011—12.
As outlined in Advantage Canada, the Government proposes that Canada should aim to eliminate total government net debt by 2021. With the federal fiscal plan set out in Budget 2008 and with a continued solid provincial fiscal outlook, Canada remains on track to meet this objective.
Federal Debt (Accumulated Deficit)
Since 2002—03, the financial statements of the Government of Canada are presented on a full accrual basis of accounting. Under the previous accounting standard—modified accrual accounting—net debt and the accumulated deficit were identical. Under the new standard, net debt now includes a comprehensive costing for financial liabilities but excludes non-financial assets. The accumulated deficit includes both. It is the sum of all surpluses and deficits in the past, as well as an adjustment for other comprehensive income.

Financial Source/Requirement
The budgetary balance is presented on a full accrual basis of accounting, recording government liabilities and assets when they are incurred or acquired, regardless of when the cash is paid or received.
Table 5.8
Budgetary Balance, Non-Budgetary Transactions
and Financial Source/Requirement
(billions of dollars)

	Actual	Projection
	2006—07	2007—08	2008—09	2009—10

Budgetary balance	13.8	10.2	2.3	1.3

Non-budgetary transactions
Pensions and other accounts	5.1	4.5	3.9	3.4
Non-financial assets	-1.2	-2.5	-1.4	-1.1
Loans, investments and advances	-2.7	-6.2	-17.3	-8.5
Other transactions	-6.5	11.0	-2.9	2.8

Total	-5.3	6.8	-17.7	-3.4

Financial source/requirement	8.5	17.0	-15.4	-2.1

Note: Totals may not add due to rounding.
In contrast, the financial source/requirement measures the difference between cash coming in to the Government and cash going out. This measure is affected not only by the budgetary balance but also by the Government’s non-budgetary transactions. These include changes in federal employee pension accounts; changes in non-financial assets; investing activities through loans, investments and advances; changes in other financial assets and liabilities; and foreign exchange activities. Non-budgetary transactions also include adjustments made to convert the Government’s financial statements from full accrual to cash accounting.
With a projected budgetary surplus of $10.2 billion and a source of $6.8 billion from non-budgetary transactions, a financial source of $17.0 billion is projected for 2007—08. In 2008—09, a financial requirement of $15.4 billion is projected, due in part to budget measures that are expensed in 2007—08 and for which cash payments will be made in 2008—09. It also reflects loans to three major Crown corporations as a consequence of the Budget 2007 decision to consolidate borrowing of certain Crown corporations (see Annex 2). A financial requirement of $2.1 billion is expected in 2009—10.

Pensions and other accounts include the activities of the Government of Canada’s employee superannuation plans, as well as those of federally appointed judges and members of Parliament. Since April 2000, the net amount of contributions less benefit payments related to post-March 2000 service has been invested in capital markets. Contributions and payments pertaining to pre-April 2000 service are recorded in the pension accounts. The Government is committed to efficient and cost-effective administration of the public service pension plans.
The Government also sponsors a variety of future benefit plans, such as health care and dental plans and disability and other benefits for war veterans and others. The financial source associated with pension and other accounts is expected to be $4.5 billion in 2007—08.
Non-financial assets include the cash outlay for the acquisition of new tangible capital assets, proceeds from the sale of tangible capital assets, the amortization of existing tangible assets, losses on the disposal of tangible capital assets, the change in inventories, and prepaid expenses. In the calculation of the budgetary balance, the acquisition of new capital assets is not included; only the amortization of existing tangible assets is included. In the calculation of the financial source/requirement, this is reversed. A net cash requirement of $2.5 billion for non-financial assets is estimated for 2007—08.
Loans, investments and advances include the Government’s investments in enterprise Crown corporations, such as Canada Mortgage and Housing Corporation (CMHC), Canada Post Corporation, Export Development Canada and the Business Development Bank of Canada (BDC). They also include loans, investments and advances to national and provincial governments and international organizations, and for government programs. As announced in Budget 2007, the Government plans to meet all of the borrowing needs of BDC, CMHC and Farm Credit Canada through direct lending to these Crown corporations in order to reduce overall borrowing costs and improve the liquidity of the government securities market. Loans to these Crown corporations are included in this component of the financial source/requirement. Net financial requirements in this component are also attributable to the share of annual profits retained by enterprise Crown corporations and loans made under the Canada Student Loans Program.
Other transactions primarily include the conversion of other accrual adjustments included in the budgetary balance into cash, as well as foreign exchange activities.

Risks to the Fiscal Projections
Risks associated with the fiscal projections primarily relate to risks to the Canadian economic outlook and volatility in the relationship between fiscal variables and the underlying economic activity to which they relate.
As discussed in Chapter 2, there are considerable uncertainties to the economic outlook, with the risks tilted to the downside.
•	The U.S. economy could slow more than expected.

•	Turbulence in financial markets could persist longer than expected.

•	Together, these two risks increase uncertainties for global growth and commodity prices.
Tables illustrating the sensitivity of the budget balance to a number of economic shocks are provided later in this chapter. These tables are generalized rules of thumb that provide a guide to the impact of changes in economic assumptions on the fiscal projections.
Even if the economic outlook were known with certainty, there would still be risks associated with the fiscal projections because of the uncertainty in the translation of economic developments into spending and tax revenues. The following are the key sources of uncertainty:
•	The sensitivity of personal income tax revenues to changes in personal income is summarized by a measure called personal income tax elasticity, which is the ratio of growth in personal income tax revenues to growth in personal income. Consistent with the benchmark forecasting assumption adopted in Budget 2007, underlying personal income tax elasticity—excluding the impact of policy changes—is projected to remain at about 1.3 over the planning period. In other words, growth in underlying personal income tax revenues is projected to be about 30 per cent faster than growth in personal incomes. While this is in line with the average observed over the last decade, underlying personal income tax elasticity can be very volatile on a year-to-year basis, and is often lower than average in periods of weak economic growth and higher than average in periods of strong economic growth.

•	Projected corporate income tax revenues in 2007—08 have been revised up since the Economic Statement, reflecting growth in corporate income tax revenues to date, which has been well in excess of growth in profits. However, collections over the final three months of the fiscal year, which generally account for over 30 per cent of annual receipts, will have a significant bearing on the outcome for the year as a whole.

Over the planning period, underlying corporate income tax revenues are expected to grow in line with corporate profits, leaving underlying average effective tax rates close to their current levels. In 2006—07, the average effective tax rate increased in part as a result of a decline in corporate loss pools. In 2007—08, corporate income tax revenues could come in higher than projected if loss pools continue to decline. Over the medium term, however, there is some risk that average effective tax rates could return to their lower, pre-2006 levels.

•	On the expense side, the extent to which departments and agencies do not fully use all of the resources appropriated by Parliament varies from year to year and can materially affect the fiscal outcome. In addition, during the course of the fiscal year, departments and agencies often incur liabilities for which no payments are made. These liabilities are recognized throughout the year and are updated following the close of the fiscal year as part of the normal year-end accrual adjustments. Changes in estimates of liabilities can be significant.
Sensitivity of the Budget Balance to Economic Shocks
Changes in economic assumptions affect the projections for revenues and expenses. The following tables illustrate the sensitivity of the budgetary balance to a number of economic shocks:
•	A one-year, 1-percentage-point decrease in real GDP growth driven equally by lower productivity and employment growth.

•	A decrease in nominal GDP resulting solely from a one-year, 1-percentage-point decrease in the GDP inflation.

•	A sustained 100-basis-point decrease in all interest rates.
These sensitivities are generalized rules of thumb that assume any decrease in economic activity is proportional across income and expenditure components. EI premium rates are assumed to be fixed during the first calendar year in which the shock occurs, and to adjust for subsequent years, such that EI revenues exactly offset program expenses, consistent with existing legislation governing EI rate setting. Equal and opposite impacts would result from an increase of equal magnitude in real or nominal GDP growth and interest rates.

Table 5.9
Estimated Impact of a One-Year, 1-Percentage-Point
Decrease in Real GDP Growth on Federal Revenues,
Expenses and Budgetary Balance
(billions of dollars)

	Year 1	Year 2

Federal revenues
Tax revenues
Personal income tax	-1.7	-1.8
Corporate income tax	-0.4	-0.4
Goods and Services Tax	-0.3	-0.3
Other tax revenues	-0.2	-0.2

Total tax revenues	-2.7	-2.8

Employment Insurance premium revenues	-0.1	0.7
Other revenues	0.0	0.0
Total budgetary revenues	-2.8	-2.1
Federal expenses
Major transfers to persons
Elderly benefits	0.0	0.0
Employment Insurance benefits	0.6	0.6
Children’s benefits	0.0	0.0

Total	0.6	0.6

Other program expenses	-0.1	-0.1
Public debt charges	0.1	0.2
Total expenses	0.5	0.7

Budgetary balance	-3.3	-2.8

Note: Numbers may not add due to rounding.
A 1-percentage-point decrease in real GDP growth reduces the budgetary balance by $3.3 billion in the first year and $2.8 billion in the second year.
•	Tax revenues from all sources fall by a total of $2.7 billion in the first year and $2.8 billion in the second year. Personal income tax revenues decrease as employment and wages and salaries fall. Corporate income tax revenues fall as output and profits decrease. GST revenues decrease as a result of lower consumer spending associated with the fall in employment and personal income.

•	For the purpose of the simulations, it is assumed that EI premium rates are increased in the second year as a result of the weaker economy.

•	Expenses rise, mainly reflecting higher EI benefits (due to an increase in the number of unemployed) and higher public debt charges (reflecting a higher stock of debt due to the lower budgetary balance).
Table 5.10
Estimated Impact of a One-Year, 1-Percentage-Point
Decrease in GDP Inflation on Federal Revenues,
Expenses and Budgetary Balance
(billions of dollars)

	Year 1	Year 2

Federal revenues
Tax revenues
Personal income tax	-1.7	-1.8
Corporate income tax	-0.4	-0.4
Goods and Services Tax	-0.3	-0.3
Other tax revenues	-0.2	-0.2

Total tax revenues	-2.7	-2.8

Employment Insurance premium revenues	-0.1	-0.1
Other revenues	-0.1	-0.1
Total budgetary revenues	-2.8	-3.0

Federal expenses
Major transfers to persons
Elderly benefits	-0.2	-0.4
Employment Insurance benefits	-0.1	-0.1
Children’s benefits	-0.1	-0.1

Total	-0.4	-0.5

Other program expenses	-0.3	-0.3
Public debt charges	-0.3	0.1
Total expenses	-1.0	-0.8

Budgetary balance	-1.8	-2.2

Note: Numbers may not add due to rounding.
A 1-percentage-point decrease in GDP inflation (assuming that the Consumer Price Index moves in line with GDP inflation) lowers the budgetary balance by $1.8 billion in the first year and by $2.2 billion in the second.
•	Lower prices result in lower nominal income and, as a result, personal income tax, corporate income tax, GST and other tax revenues all decrease, reflecting declines in the underlying nominal tax bases.

•	EI premium revenues decrease marginally in the price shock in response to lower earnings. However, unlike the real GDP shock, EI benefits do not rise since unemployment is unaffected by price changes.

•	Partly offsetting lower revenues are the declines in the cost of statutory programs that are indexed to inflation, such as elderly benefit payments and the Canada Child Tax Benefit, as well as federal wage and non-wage expenses. Payments under these programs are smaller if inflation is lower. Public debt charges decline in the first year due to lower costs associated with Real Return Bonds, then rise due to the higher stock of debt.
Table 5.11
Estimated Impact of a Sustained 100-Basis-Point
Decrease in All Interest Rates on Federal Revenues,
Expenses and Budgetary Balance
(billions of dollars)

	Year 1	Year 2

Federal revenues	-0.6	-0.8
Federal expenses	-1.3	-1.9

Budgetary balance	0.7	1.1

A decrease in interest rates raises the budgetary balance by $0.7 billion in the first year and $1.1 billion in the second. The improvement stems entirely from decreased expenses associated with public debt charges. The impact on debt charges rises through time as longer-term debt matures and is refinanced at lower rates. Moderating the overall impact is a fall in revenues associated with the decrease in the rate of return on the Government’s interest-bearing assets, which are recorded as part of non-tax revenues.

Summary
This annex presents the fiscal situation of the federal and provincial-territorial government sector in Canada. It also compares Canada’s total government fiscal position with those of the other Group of Seven (G7) countries as well as several other countries from the Organisation for Economic Co-operation and Development (OECD).
Fiscal Performance of Canada’s Federal and Provincial-Territorial Governments
•	The federal government posted a surplus of $13.8 billion in 2006—07, while the provincial-territorial governments posted a surplus of $16.5 billion, for a combined federal-provincial-territorial surplus of $30.3 billion. This is the third consecutive year that the provincial-territorial surplus has exceeded the federal surplus.

•	In both 2005—06 and 2006—07, the federal government and all provincial-territorial governments posted surpluses. In 2006—07, the federal government and six of the provinces and territories recorded budgetary surpluses of 1.0 per cent of gross domestic product (GDP) or more.

•	For 2007—08, the federal government is projecting a 10.2 billion surplus, while the provincial-territorial sector is forecasting a $7.8 billion surplus. If the $0.9 billion in contingency reserves currently included in provincial government budget plans are removed, the provincial-territorial surplus would be $8.7 billion.

•	Federal cash transfers to the provinces and territories have been the fastest-growing component of federal spending over the past eight years. As a result, they are expected to rise to almost 19 per cent of federal spending in 2007—08, their highest level in almost 30 years.

Canada’s Fiscal Performance in an International Context
To enable international comparisons, the OECD publishes National Accounts data for the total government sector. For Canada, the figures include the federal, provincial-territorial and local government sectors, as well as the Canada Pension Plan and the Québec Pension Plan. Based on OECD data, Canada’s fiscal position is stronger than that of the other G7 countries (United States, United Kingdom, France, Germany, Japan and Italy).
•	The OECD expects Canada to record the largest budgetary surplus as a share of GDP in the G7 in 2007, 2008 and 2009.

•	It projects that Canada’s total government net debt-to-GDP ratio, which has been the lowest in the G7 since 2004, will continue to decline in future years.

•	Canada is on track to eliminate its total government net debt by 2021. By doing so, it will be able to count itself among the few OECD countries that are in a net asset position.

The fiscal position of the federal and provincial-territorial governments remains strong
•	Both the federal and provincial-territorial governments remain in a strong fiscal position.

•	The federal government posted a surplus of $13.8 billion or 1.0 per cent of GDP in 2006—07, while the provincial-territorial sector recorded a surplus of $16.5 billion or 1.1 per cent of GDP. This is the third consecutive year that the provincial-territorial surplus has exceeded the federal surplus.

•	In 2007—08, the federal government is projecting a surplus of 10.2 billion or 0.7 per cent of GDP, while the provincial-territorial sector is forecasting a surplus of $7.8 billion or 0.5 per cent of GDP. If the $0.9 billion in contingency reserves currently included in provincial government budget plans are removed, the provincial-territorial surplus would be $8.7 billion.

The federal government and all provincial-territorial governments recorded surpluses in 2006—07
•	The strong provincial-territorial fiscal performance is widespread. In 2005—06 (for the first time in 60 years) and in 2006—07, all provinces and territories recorded budgetary surpluses.

•	All provinces and territories recorded better-than-expected budgetary surpluses in 2006—07, relative to the forecasts contained in their 2007 budgets, thanks largely to higher-than-forecast revenues and, to a lesser degree, lower-than-expected expenditures. The improvements are not limited to resource-rich provinces, as provinces with a large manufacturing base have also posted better-than-expected fiscal results.

•	When the budgetary surpluses are expressed as a share of GDP, which enables country-wide comparisons that take into account the varying sizes of jurisdictions, the federal government and six of the provinces and territories recorded budgetary surpluses of 1.0 per cent of GDP or more in 2006—07.

•	Ten of the 13 provinces and territories expect surpluses in 2007—08. These surpluses are generally forecast to be smaller than in 2006—07, reflecting both prudent forecasts of tax revenues and the impact of the slowdown in the U.S. economy.

Provincial-territorial revenues are increasingly higher than federal revenues
•	Provincial-territorial revenues (including federal transfers such as Equalization and the Canada Health Transfer) continue to exceed federal revenues. The gap has widened in recent years as a result of federal tax relief and the impact of growing federal transfers and higher energy prices on provincial-territorial revenues.

•	In 2000—01, provincial-territorial revenues stood at 18.6 per cent of GDP, compared to 18.1 per cent at the federal level. Since then, federal revenues as a share of GDP have been on a steady downward trend, declining by 2.1 percentage points to a projected 16.0 per cent in 2007—08, reflecting cuts in personal and corporate income taxes and the 2-percentage-point reduction in the Goods and Services Tax rate.

•	In contrast, provincial-territorial revenues as a share of GDP increased significantly between 2003—04 and 2006—07 as a result of strong growth in personal and corporate income tax revenues, natural resource revenues and federal cash transfers. In 2007—08, provincial-territorial revenues are forecast to decline slightly as a share of GDP, to 18.3 per cent, reflecting personal income tax cuts and one-time gains in 2006—07.

•	Thus, provincial-territorial revenues are forecast to be 2.3 percentage points of GDP (or almost $36 billion) higher than federal revenues in 2007—08, compared to a gap of just 0.5 percentage points (or $5 billion) in 2000—01. The gap will likely continue to grow over the coming years, reflecting the actions announced in Budget 2007 to restore fiscal balance, notably increased funding for Equalization, the Canada Social Transfer and Territorial Formula Financing.

Cash transfers to provinces and territories have been the fastest-growing component of federal spending
•	After several years of fiscal retrenchment during the mid-1990s, the federal government has significantly increased cash transfers to the provinces and territories.

•	Since 1999—2000, federal cash transfers to provincial and territorial governments have been the fastest-growing component of federal spending.

•	In 2007—08, cash transfers are at an all-time high and have grown to almost 19 per cent of total federal spending, their highest level in almost 30 years.

•	These transfers are expected to continue to increase as a share of federal spending in the coming years, reflecting the Government’s policies that restored fiscal balance.

The federal and provincial-territorial debt burdens continue to decline...
•	As a result of their improved fiscal situations, the provincial-territorial and federal governments have made significant progress in reducing their debt burdens.

•	The provincial-territorial debt-to-GDP ratio is expected to fall to 18.4 per cent in 2007—08, a decline of 10.8 percentage points or almost 40 per cent from its peak of 29.2 per cent in 1999—2000.

•	The federal debt-to-GDP ratio is expected to fall to 29.9 per cent in 2007—08. Although it is significantly lower than its peak of 68.4 per cent in 1995—96, it remains higher than the provincial-territorial debt-to-GDP ratio. The Government remains on track to reduce the federal debt to 25 per cent of GDP by 2011—12.

...resulting in a steep decline in debt charges as a share of total revenues
•	Reflecting a reduction in public debt and lower interest rates, the federal and provincial-territorial governments are spending less of their revenues on debt-servicing costs.

•	At the peak in 1990—91, 37.6 cents of each federal revenue dollar went to service the federal debt. This ratio is expected to fall to 13.6 cents in 2007—08, the lowest level since the late 1970s.

•	Provincial-territorial governments continue to face much lower debt charges than the federal government. In 2007—08, they are expected to spend 8.0 cents of each revenue dollar on debt-servicing costs.

Canada is expected to have the strongest budgetary position in the G7 from 2007 to 2009
•	International comparisons rely on the standardized System of National Accounts estimates for the total government sector (i.e. the combined national and subnational levels). The OECD produces a complete series of estimates based on this system. These figures facilitate international comparisons by taking into account two important factors: differences in accounting methods among countries, which affect the comparability of data, and differences in financial responsibilities among orders of government within countries.

•	In 2007, Canada recorded a total government surplus of 1.3 per cent of GDP, which reflects surpluses at the federal and provincial-territorial-local levels, as well as in the Canada Pension Plan and Québec Pension Plan.

•	The OECD expects Canada and Germany to be the only G7 countries in surplus from 2007 to 2009, although Canada’s surpluses as a share of GDP are projected to be considerably larger than Germany’s. The G7 as a whole is expected to record a deficit of approximately 2.6 per cent of GDP during that time.

Canada’s debt burden has declined from the second highest to the lowest in the G7
•	Since 2004, Canada has had the lowest ratio of total government net debt to GDP in the G7.

•	The OECD projects that Canada’s net debt-to-GDP ratio will decline to 19.5 per cent in 2009, less than half of the projected average of 51.9 per cent for all G7 countries. According to these projections, Canada’s debt burden will have fallen over 50 percentage points from the peak in 1995, when it was the second highest in the G7.

•	In contrast, the debt burdens of all other G7 countries, except the United States and Italy, have increased since 1995. The average net debt-to-GDP ratio in the G7 is projected to continue to rise in 2008 and 2009.

Further debt reduction is necessary to better situate Canada to deal with the pressures of population aging
•	Continued debt reduction will release resources currently allocated to debt-servicing costs and better enable Canada to deal with the fiscal pressures of population aging.

•	Similar to Canada, other OECD countries have significantly reduced their debt levels as a share of GDP over the past decade and a few have recently moved into total government net asset positions.

Purpose
The Debt Management Strategy sets out the Government of Canada’s objectives, strategy and plans for the management of its domestic debt and foreign currency liabilities. Borrowing activities support the ongoing refinancing of government debt coming to maturity, the execution of the budget plan, and other financial operations of the Government, including borrowing on behalf of some Crown corporations.
The Financial Administration Act requires that the Government table the Debt Management Strategy in Parliament prior to the start of the fiscal year. Further information on the management of the Government’s debt and liquid financial assets, including a description of the governance framework and details on program activities and outcomes, can be found in two annual reports that are tabled in Parliament following the tabling of the Public Accounts of Canada: the Debt Management Report and the Report on the Management of Canada’s Official International Reserves, both of which can be found on the Department of Finance website.

Highlights of 2008—2009 Debt Management Strategy
•	In 2008—09, the Government’s Debt Management Strategy incorporates the borrowing needs of three financial Crown corporations: the Business Development Bank of Canada, Farm Credit Canada and Canada Mortgage and Housing Corporation.

•	Consolidating the borrowings of the three Crown corporations into the federal debt program, as announced in Budget 2007, will reduce overall borrowing costs and enhance the liquidity of the Government of Canada debt program.

•	The 2008—09 bond program will maintain gross and net bond issuance in the four nominal benchmark bonds and in the 30-year Real Return Bond at levels comparable to 2007—08.

•	Gross issuance of domestic marketable bonds is planned to be $34 billion, just under $1 billion less than in 2007—08.

•	The size of the regular bond buyback program will be scaled back from its 2007—08 level as the bond stock becomes concentrated in fewer old benchmark bonds. The target for 2008—09 is to conduct $6 billion in regular bond buyback operations, $1 billion less than in 2007—08.

•	Correspondingly, planned net issuance of domestic marketable bonds is expected to be largely unchanged from 2007—08 at $28 billion. The stock of bonds is expected to fall by about $1 billion over the year to $252 billion.

•	The total outstanding amount of treasury bills is expected to increase from about $117 billion at the end of 2007—08 to about $140 billion by the end of 2008—09.

•	The fixed-rate share of the debt, now measured on a net and quarterly average basis, is expected to hold steady at about 62 per cent in 2008—09, somewhat higher than the previously anticipated 60-per-cent level, reflecting a decision to maintain the size of the bond program against the backdrop of a larger-than-expected financial source in 2007—08.

•	As in 2007—08, one 2-year and one 5-year auction that are fungible with outstanding bonds are planned to be forgone. The forgone 5-year auction will be in the third quarter and the forgone 2-year auction will be in the fourth quarter of the fiscal year.

•	The timing of the auction cycle of the 30-year nominal bond will be changed to the first and third quarters of the fiscal year from the current timing of issues in the second and fourth quarters, maintaining two 30-year nominal bond auctions in 2008—09.

Debt Management Framework
Composition of the Debt
The focus of the Government’s debt strategy is the market debt, which is a component of gross debt. The federal debt consists of the total liabilities of the Government of Canada (gross debt) minus financial and non-financial assets. The following diagram illustrates the relationships between the components of the federal debt.
For accounting purposes, gross debt is decomposed into: market debt, which is issued and outstanding in financial markets; value adjustments to market debt (for the foreign exchange value of swap liabilities and the net of unamortized premiums and discounts of new issues and buybacks); capital leases; and other liabilities. The rest of the liabilities comprise liabilities held outside capital markets and include obligations to public sector pension plans as well as accounts payable and accrued liabilities and allowances.

Financial assets comprise cash on deposit with the Bank of Canada, chartered banks and other financial institutions; accounts receivable (including tax receivables); foreign exchange accounts; and loans, investments and advances.
Non-financial assets comprise tangible capital assets, inventories and prepaid expenses.
The liabilities that are actively managed under the debt strategy include wholesale and retail debt denominated in Canadian dollars, together with foreign currency liabilities. The latter category comprises both direct foreign currency debt and derivatives (where domestic debt issues are converted to foreign currency via cross-currency swaps).
Borrowing activities support the ongoing refinancing of government debt coming to maturity, the execution of the budget plan, and other financial operations of the Government, including borrowing on behalf of some Crown corporations (Table A2.1).
Table A2.1
Composition of Domestic and Foreign Liabilities and
Liquid Financial Assets (Forecast at March 31, 2008)
(per cent)

Canadian-Dollar-Denominated Liabilities[1]
Marketable bonds	66
Treasury bills and cash management bills	31
Retail debt (Canada Savings Bonds and Canada Premium Bonds)	3

Total	100

Foreign Currency Liabilities
Cross-currency swaps	76
Global bonds	14
Other debt	10

Total	100

Liquid Financial Assets
Cash balances	20
Foreign exchange reserves	80

Total	100

[1]	Includes 8 per cent of Canadian-dollar-denominated debt later swapped to foreign currencies.

Borrowing Authority
Authority to borrow in financial markets is provided by Part IV of the Financial Administration Act (FAA), which authorizes the Minister of Finance, with the approval of the Governor in Council, to issue securities and undertake related activities, including entering into financial contracts and derivatives transactions.
Amendments made to the FAA in 2007 regarding the Government’s borrowing activities provide for greater transparency and accountability and increased flexibility to meet future borrowing needs, particularly with respect to the consolidation of Crown corporation borrowings. To satisfy these new requirements, anticipated borrowing and planned uses of funds are presented in the next section. Actual borrowing and uses of funds compared to those forecast will be reported in the 2008—09 Debt Management Report, and detailed information on outcomes will be provided in the 2008 Public Accounts of Canada. Both documents will be tabled in Parliament in the fall of 2009.
The Debt Management Strategy sets out the aggregate principal amount expected to be borrowed (see the following section). A margin for prudence is added to facilitate intra-year management of the debt and foreign exchange reserves to determine the amount of borrowing authority to be requested from the Governor in Council. In 2008—09, this amount is $206 billion, the same as last year.1 The sources and uses of borrowings are described in the following section, and are set out in Table A2.2.

[1]	Approved Orders in Council are available on the Privy Council Office website at www.pco-bcp.gc.ca/oic-ddc/oic-ddc.asp?LANG=en.

Planned Borrowing Activities for 2008—09
Sources of Borrowing
Over the 2008—09 fiscal year, the aggregate principal amount of money borrowed by the federal government from financial markets is expected to be $181 billion, sourced mainly through a change in the stock of treasury bills and issuance of marketable bonds (Table A2.2).
Uses of Borrowing
Refinancing Needs
The Government’s commitment to debt reduction has resulted in a declining federal debt burden. Nonetheless, the Government of Canada continues to have an outstanding amount of market debt. As a result, there is a requirement for borrowing that is driven primarily by the need to refinance debt coming to maturity during the year. In 2008—09, it is projected that refinancing needs will be approximately $166 billion.
The main source of refinancing needs during the year stems from the turnover of the treasury bill stock, which has a term to maturity of one year or less. The next largest component is the $23 billion in bonds maturing in 2008—09, which represents 9 per cent of the outstanding stock of marketable bonds. Other lesser amounts include retail debt (Canada Savings Bonds and Canada Premium Bonds) and foreign-denominated bonds that mature in 2008—09.
Financial Source/Requirement
The other main determinant of borrowing needs is the Government’s financial source or requirement. If the Government has a financial source, it can use the source for some of its refinancing needs. If it has a financial requirement, then it must meet that requirement along with its refinancing needs.
The financial source/requirement measures the difference between cash coming in to the Government and cash going out. This measure is affected not only by the budgetary balance but also by the Government’s non-budgetary transactions. The budgetary balance is presented on a full accrual basis of accounting, recording government liabilities and assets when they are incurred or acquired, regardless of when the cash is paid or received.

Non-budgetary transactions include changes in federal employee pension accounts; changes in non-financial assets; investing activities through loans, investments and advances (including loans to three Crown corporations —the Business Development Bank of Canada, Farm Credit Canada and Canada Mortgage and Housing Corporation); and other transactions (e.g. changes in other financial assets and liabilities and foreign exchange activities). Non-budgetary transactions also include adjustments made to convert the Government’s financial statements from full accrual to cash accounting.
For 2008—09, a budget surplus of $2 billion and a financial requirement of $15 billion are projected. This requirement reflects an expected $15 billion of loans to the three Crown corporations.
As the planned amount to be borrowed is equal to the planned uses of borrowings, the year-end cash position is planned to be unchanged.
Actual borrowing for the year may differ from the forecast due to uncertainty associated with economic and fiscal projections, the timing of cash transactions and other factors, such as changes in foreign reserve needs. A full account of actual borrowing against the plan presented here will be provided in the Debt Management Report, which will be tabled in Parliament in the fall of 2009.

Table A2.2
Planned Sources and Uses of Borrowing for 2008—09
(billions of dollars)

Sources of Borrowings
Payable in Canadian currency
Treasury bills[1]	140
Bonds	34
Retail debt	2

Canadian-currency borrowings issued	176
Payable in foreign currencies	5
Total cash raised through borrowing activities	181

Uses of Borrowings
Refinancing needs
Payable in Canadian currency
Treasury bills	117
Bonds	23
Regular bond buybacks	6
Buybacks of bonds prior to maturity	6
Retail debt	5
Canada Pension Plan bonds and notes	1

Canadian-currency borrowings—repayments	158
Payable in foreign currencies	8
Total refinancing needs	166

Financial source/requirement
Budgetary balance	-2
Non-budgetary transactions
Pension and other accounts	-4
Non-financial assets	1
Loans, investments and advances	17
Of which:
Loans to Crown corporations	15
Other transactions	3

Total non-budgetary transactions	18
Total financial source/requirement	15

Total uses of borrowings	181

Net Increase or Decrease (-) in Cash	0

Notes: Numbers may not add due to rounding. A negative sign denotes a financial source.

[1]	These securities are rolled over, or refinanced, a number of times during the year. This results in a larger number of new issues per year than the stock outstanding at the end of the fiscal year, which is presented in the table.

2008—09 Debt Strategy
Objectives
The main objective of the federal debt strategy is to raise stable and low-cost funding to meet the operational needs of the Government. An associated objective is to maintain a well-functioning Government of Canada securities market, which helps to keep debt costs low and contributes to efficient capital markets by providing key pricing and hedging tools.
Debt Structure
In general, achieving stable, low-cost funding involves striking a balance between cost and risk in the debt structure, which is itself achieved through the selection of debt instruments. Currently, the main operational measure used to describe the debt structure is the fixed-rate share, which is the proportion of all interest-bearing debt that does not mature or need to be repriced within one year relative to the total amount of Government of Canada interest-bearing debt. The fixed-rate measure is used in combination with other measures to assess the Government’s exposure to changes in interest rates over time.
In 2003, it was announced that the fixed-rate share of the debt would be reduced in an orderly and transparent manner from two-thirds to 60 per cent by the end of fiscal year 2007—08 to achieve debt cost savings while retaining a prudent debt structure. In the 2007—08 Debt Management Strategy, the Government indicated that the transition to the target fixed-rate debt structure of 60 per cent was expected to be completed in 2007—08.
During 2007—08, improvements were made to the calculation of the fixed-rate share of the debt to more appropriately reflect the Government’s exposure to interest rate risk. The fixed-rate share is now calculated on a net basis rather than a gross basis by excluding components of the debt that are matched with financial assets of the same term and therefore do not represent an exposure to interest rate risk. The federal liabilities netted out from the fixed-rate share calculation include liabilities funding the assets in the Exchange Fund Account; debt securities matched with corresponding loans to Crown corporations; Government of Canada debt securities held by the Bank of Canada; and the debt offset by Receiver General cash and deposit balances.2

[2]	Netting these liabilities, of which a large proportion is fixed-rate, has the impact of reducing the fixed-rate share of the debt by approximately 1 percentage point as at March 31, 2007.

In 2007—08, there was a larger-than-projected financial source. Given the objective to support a well-functioning market for government securities, the bond program was maintained largely as planned, resulting in reduced treasury bill issuance. As a result, the fixed-rate share of the debt is projected to average 62 per cent, using the new revised measure, over the final quarter of 2007—08, and to remain at that level in 2008—09. The actual outcome will be affected by such factors as the amount and maturity of Crown corporation borrowings (see the section “Borrowing by Major Crown Corporations”) and the Government’s financial source.
Maintaining a Well-Functioning Government Securities Market
To support a liquid and well-functioning market for its securities, the Government strives to maintain transparent, regular and diversified borrowing programs. In the prevailing environment of declining Government of Canada debt, the strategic and operational focus of federal debt management is to support the functioning of debt programs and to promote competition and participation, which helps to keep debt costs low and benefits a wide array of domestic market participants.
Market Consultations
As in past years, market participants were consulted as part of the process of developing the debt strategy. Views were sought to help identify and assess potential measures that could be taken to best achieve the Government’s debt management objectives given the projected continuing decline in its borrowing needs and the consolidation of the borrowings of three Crown corporations.
Overall, the main messages were that the Government of Canada securities market is functioning well, despite recent turbulence in the financial markets, and is adapting to an environment of declining borrowing needs. Participants indicated that the market could accommodate some variation in issuance in the annual bond program relative to what had been announced at the beginning of the year, e.g. as could arise with the consolidation of the borrowings of the Crown corporations.
Given the views received from market participants and the Government’s borrowing plans, no major adjustments to debt programs or operations are considered necessary in the short run. More details on the subjects of discussion and the views expressed during the consultations can be found at www.bankofcanada.ca/en/notices_fmd/index.html.

Borrowing by Major Crown Corporations
As announced in Budget 2007, starting in 2008—09, the Government will fully consolidate the borrowings of three financial Crown corporations—the Business Development Bank of Canada (BDC), Canada Mortgage and Housing Corporation (CMHC) and Farm Credit Canada (FCC)—into the federal debt program. Export Development Canada, the Canadian Wheat Board and the Canada Housing Trust, which administers the Canada Mortgage Bond (CMB) program, will continue to borrow on a stand-alone basis.3
Consolidating the borrowings of BDC, CMHC and FCC will reduce borrowing costs by eliminating the “agency spread” otherwise paid by Crown-backed entities. It will also enhance the liquidity of the Government of Canada debt market. For 2008—09, it is estimated to increase federal marketable debt issuance by roughly $15 billion.4 For planning purposes, based on discussion with the individual Crown corporations, $10 billion of this amount has been allocated to treasury bill issuance and $5 billion to bond issuance.
The consolidation of Crown borrowing activity will not affect the federal debt (accumulated deficit) or total government net debt, since increased federal borrowing will be matched by additional assets in the form of loans to the Crown corporations. Under the new arrangement, BDC, CMHC and FCC unmatured debt issued prior to consolidation will remain outstanding in the marketplace. The Minister of Finance will continue to approve all Crown borrowing plans within the context of annual corporate plan approvals. Crown corporations will continue to be responsible for the governance and management of their treasury functions, including decisions on how much to borrow from the Government of Canada and at what maturity.

[3]	An evaluation of the CMB program, begun in 2006—07, is expected to be completed in the spring of 2008. The evaluation assesses the effectiveness of the program during its first five years in achieving its objectives of improving the competitiveness of the mortgage sector and helping ensure Canadians have access to affordable mortgage financing.

[4]	Estimated borrowings on behalf of the three Crown corporations in 2007—08 is roughly $4 billion.

2008—09 Debt Program
Bond Program
The size of the bond program is based on the financial source/requirement forecast in the budget, the amount of bonds maturing, forecast Crown corporation borrowing requirements, the plan for regular buybacks and the need for fixed-rate borrowing for other purposes, such as funding the foreign reserves (Chart A2.1). The bond program for 2008—09 will support liquidity in the key maturities (i.e. 2, 5, 10 and 30 years).
In 2008—09, the level of gross bond issuance will be largely maintained, at about $34 billion. The total stock of bonds is planned to decline by about $1 billion to $252 billion (Table A2.3).

Table A2.3
Bond Issuance Plan for 2008—09
(billions of dollars)

	2006—07	2007—08	2008—09
	Actual	Estimate	Plan

Gross bond issuance	33.4	34.6	34
Buybacks	-9.9	-7.2	-6
Net issuance	23.5	27.4	28
Maturing bonds and adjustments[1]	-27.1	-32.4	-29
Change in bond stock	-3.6	-5.0	-1

[1]	Includes cash management bond buybacks and the inflation adjustment for Real Return Bonds.
Benchmark Bond Targets
In 2008—09, the 2-, 5-, 10- and 30-year benchmark target sizes will be maintained:
•	2-year bonds: $7 billion to $10 billion.

•	5-year bonds: $9 billion to $12 billion.

•	10-year bonds: $10 billion to $14 billion.

•	30-year bonds: $12 billion to $15 billion.
For bond issues that are fungible with existing old benchmarks (2- and 5-year bonds with a June 1 maturity), benchmark target sizes are deemed to be attained once the combined size of the new benchmark and the old benchmark have largely reached the target sizes mentioned above.
Bond Auction Schedule
Quarterly auctions of 2-, 5- and 10-year bonds and semi-annual auctions of 30-year bonds will continue, and will be announced through the Quarterly Bond Schedule on the Bank of Canada website before the start of each quarter (www.bankofcanada.ca/cars/bd_auction_schedule.html).
As in 2007—08, one 2-year and one 5-year auction that are fungible with outstanding bonds are planned to be forgone. The forgone 5-year auction will be in the third quarter while the forgone 2-year auction will be in the fourth quarter of the fiscal year.

While maintaining two 30-year bond auctions, the auction cycle of the 30-year bond will be changed to the first and third quarters of the fiscal year to facilitate cash management operations (Table A2.4).
The order of bond auctions within each quarter may be adjusted to facilitate cash management operations, with any changes announced before the start of each quarter through the release of the Quarterly Bond Schedule.
As in the past, for small variations in funding requirements, the Government may adjust its borrowing plans intra-year as needed by fine-tuning either auction or buyback operation sizes. If foreign funding needs or Crown corporation borrowings are larger than planned, adjustments to the bond auction plan are possible, e.g. one or both of the forgone 2-year and 5-year auctions may be restored. Any change would be announced in conjunction with the release of the Quarterly Bond Schedule.
Table A2.4
Bond Auctions by Quarter

	Fiscal Year 2007—08				Fiscal Year 2008—09
Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

2-year	2-year	2-year	—	2-year	2-year	2-year	—
5-year	5-year	—	5-year	5-year	5-year	—	5-year
10-year	10-year	10-year	10-year	10-year	10-year	10-year	10-year
—	30-year	—	30-year	30-year	—	30-year	—

Bond Buyback Programs
Two types of bond buyback operations will continue to be conducted: regular bond buybacks and cash management bond buybacks. Regular bond buybacks permit the maintenance of a liquid new bond issue program by buying existing bonds with a remaining term to maturity from 18 months to 25 years. Effective April 1, 2008, the lower bound for bonds eligible for the bond buyback program will be changed to 12 months. Cash management bond buybacks aid in the management of cash balances by repurchasing bonds maturing within the next 18 months.

Regular Bond Buyback Operations
The size of the regular bond buyback program will be scaled back. A reduction in buybacks is appropriate as the bond stock becomes concentrated in fewer old benchmark bonds. While buybacks have helped support the maintenance of gross bond issuance, the need for buybacks has diminished with the consolidation of the borrowings of three Crown corporations.
The target for 2008—09 is to conduct $6 billion in regular bond buyback operations, $1 billion less than in 2007—08. The date of each operation will be announced through the Quarterly Bond Schedule.
Cash Management Bond Buyback Operations
The cash management bond buyback program helps manage the Government’s cash requirements by reducing the high levels of cash balances needed ahead of large bond maturities. No major change is planned to cash management bond buyback operations in 2008—09.
Operational Changes
Minor operational changes will be made to the bond buyback program to broaden the eligible basket of securities available for buyback operations. These changes will be updated in Details on Bond Buyback Operations on the Bank of Canada website (www.bankofcanada.ca/en/auction/bond_back070406.pdf) effective April 1, 2008.
Treasury Bill Program
By the end of 2008—09, the treasury bill stock is projected to reach an estimated level of $140 billion, about $23 billion more than at the end of 2007—08 (Chart A2.2). The Government plans to continue issuing 3-, 6- and 12-month maturities.
Cash management bills (CMBs) (i.e. short-dated treasury bills) help the Government manage its cash requirements in an efficient manner. The Government intends to continue to actively use CMBs in 2008—09.

Retail Debt Program
The objectives of the retail debt program for 2008—09 are to deliver cost-effective funding to the Government and to maintain public awareness of and access to current products (Canada Savings Bonds and Canada Premium Bonds). These products provide Canadians with a safe and secure investment option.
The volume of new sales is expected to remain stable. Redemptions are expected to exceed sales in an environment of increased competition from other retail savings instruments in the marketplace. As a result, the retail debt stock is expected to decline. Over the coming year, the Government will look for opportunities to reduce overall program delivery costs.
Further information on the retail debt program is available at www.csb.gc.ca.

Foreign Currency Funding
The Government’s foreign currency reserves are financed through foreign currency liabilities to minimize exposure to currency risk. The purpose of the Exchange Fund Account (EFA) is to aid in the control and protection of the external value of the Canadian dollar. EFA assets are held to provide foreign currency liquidity to the Government and to promote orderly conditions for the Canadian dollar in the foreign exchange markets, if required.
The Government has access to a range of direct sources of funding for its foreign currency assets. These include a short-term US-dollar paper program, medium-term note issuance in various markets, international bond issues, and short-term purchases and sales of US dollars in foreign exchange markets. Cross-currency swaps, which are derivatives that involve exchanging domestic liabilities for US-dollar and euro-denominated liabilities, have proven to be a cost-effective alternative to issuing government debt in foreign currencies and have been actively used in recent years. They currently total some $30 billion, and represent 76 per cent of total foreign currency liabilities.
The mix of funding sources used in 2008—09 will depend on a number of considerations, including relative cost, market conditions, and the objective of maintaining a prudent foreign-currency-denominated debt maturity structure. A significant amount of foreign liabilities are maturing during the year, and the Debt Management Strategy assumes that all of these maturities will be refinanced. However, the amount of foreign currency funding may vary from the plan, depending on market conditions and government foreign currency needs. It is expected that cross-currency swaps of domestic obligations will continue to be the primary source of reserves funding.
Further information on foreign currency reserves management and funding objectives is provided in the Report on the Management of Canada’s Official International Reserves, which is available on the Department of Finance website.

Overview
The Government is committed to delivering programs and services that are efficient and effective, aligned with the priorities of Canadians and sustainable over the long term.
To achieve these objectives, the Government has introduced a new approach to managing spending. Central to the new Expenditure Management System is the ongoing review of existing spending. These reviews will assess whether programs are achieving their intended results, are effectively managed, and are appropriately aligned with the priorities of Canadians and with federal responsibilities. This exercise is about good management and responsible spending.
Strategic Reviews
In 2007, 17 organizations undertook strategic reviews of their programs and spending. In this initial review year, ministers examined departmental spending amounting to $13.6 billion, or about 15 per cent of total direct program spending.
As a result of these reviews, departments are streamlining operations, realigning their activities and transforming their organizations in order to deliver better programs and better results to Canadians. They have identified expenditures totalling $386 million per year that present opportunities to:
•	Increase efficiency and effectiveness: Change the way the Government delivers programs and services to be more effective and efficient.

•	Focus on core roles: Focus on providing programs that are consistent with the federal role and responsibilities, and ensure services are delivered by those best positioned to do so.

•	Meet the priorities of Canadians: Align federal activities with the needs and priorities of Canadians and eliminate programs that are no longer necessary.
The resulting savings are being redirected to fund new initiatives, both within departments and to broader spending priorities in Budget 2008 (Table A3.1).

Table A3.1
Strategic Review Savings
(millions of dollars)

	2008—09	2009—10	2010—11

Savings identified[1]	199.3	310.6	386.2
Reinvestments
Strategic review reinvestments (includes reinvestments in the International Assistance Envelope)	136.8	216.0	258.3
Budget 2008 reinvestments in review departments	39.1	83.8	81.5
Other investments in Budget 2008 priorities	23.4	10.8	46.5

Total	199.3	310.6	386.2

Note: Totals may not add due to rounding.

[1]	Some of the reviews are not yet finalized. In particular, reviews relating to the International Assistance Envelope (IAE) and Transport Canada will be finalized in the coming months. Expected savings from the IAE and initial savings from Transport Canada are included in these totals.

Canadian Food Inspection Agency
The Canadian Food Inspection Agency is transforming the way it performs its core role, so that it can pursue smarter ways of managing risks to human and animal health. These savings are being used to help fund a major reinvestment in the Food Safety Action Plan. This will ensure that Canada better manages emerging health risks, and ensure the quality and safety of products Canadians purchase.
Table A3.2
Strategic Review Savings
(millions of dollars)

	2008—09	2009—10	2010—11

Increasing Efficiency and Effectiveness
Reallocating funding from equipment purchases that are not required	17.0	4.1	4.1
Consolidate import document review		1.1	1.1
Meeting the Priorities of Canadians
Take advantage of private sector innovation to strengthen oversight		1.0	1.5

	17.0	6.1	6.6
Reinvestments in Budget 2008
Food Safety Action Plan	21.6	40.6	54.8

Note: Totals may not add due to rounding.

Canada Revenue Agency
The Canada Revenue Agency is making better use of technology and internal resources to enhance its services to Canadians and maintain the integrity of the tax system, while reducing its overall costs. The savings generated by these increased efficiencies will be directed to other government programs that are a high priority for Canadians.
Table A3.3
Strategic Review Savings
(millions of dollars)

	2008—09	2009—10	2010—11

Increasing Efficiency and Effectiveness
Improved services to Canadians through:
Better use of new and emerging technologies	(0.1)	1.3	3.5
More effective use of internal resources	6.0	13.0	20.4

	5.9	14.3	23.9

Note: Totals may not add due to rounding.

Canadian Heritage
Canadian Heritage examined its programs and operations related to culture, identity and amateur sport. As a result, it has identified a number of programs that have now achieved their original goals. The Government will redirect all savings toward other Canadian Heritage programs, including investments to strengthen that department’s Official Languages Action Plan, and support in Budget 2008 toward the 2010 Olympic and Paralympic Torch Relays and toward the Government’s Road to Excellence for summer Olympic athletes.
Table A3.4
Strategic Review Savings
(millions of dollars)

	2008—09	2009—10	2010—11

Increasing Efficiency and Effectiveness
Funding to federal agencies for digitization no longer required		11.6	11.6
Funding for over-the-air transmission no longer required upon transition to satellite			2.1
Improve alignment of programs with demand	1.0	4.9	4.9
Focusing on Core Role
Make better use of new and emerging technologies	4.9	9.9	10.0
Align program activities with core mandate		0.5	0.5

	5.9	26.9	29.1

Reinvestments in Canadian Heritage Programs
2010 Olympic and Paralympic Torch Relays		24.5
Road to Excellence for summer Olympic athletes	8.0	16.0	24.0
Official Languages Action Plan[1]		to be determined

Note: Totals may not add due to rounding.

[1]	Pending the recommendations from the Consultations on Linguistic Duality and Official Languages.

National Museums
Canada’s National Museums (the National Gallery of Canada, the Canadian Museum of Civilization, the Canada Science and Technology Museum and the Canadian Museum of Nature) have undertaken a full review of their programming to identify improvements and efficiencies. The Government is committed to making investments in the renewal of these four flagship museums to address operating and infrastructure pressures. These investments will assist in strengthening Canada’s cultural institutions and protecting its cultural heritage for future generations.
Table A3.5
Strategic Review Savings
(millions of dollars)

	2008—09	2009—10	2010—11

Increasing Efficiency and Effectiveness
Better use of internal resources and administrative efficiencies	0.9	2.4	2.4
Realignment of programs to be more cost-effective	0.3	0.4	0.4
Focusing on Core Role
Phase-out of activities not aligned with core mandate	0.8	0.9	0.9
Meeting the Priorities of Canadians
Improve alignment of programs with demand	0.5	2.4	2.4

	2.4	6.1	6.1

Reinvestments in Budget 2008
Capital and operating	2.7	6.7	7.3

Note: Totals may not add due to rounding.

Parks Canada
Parks Canada is streamlining operations in order to enhance its ability to achieve its core mandate of protecting sensitive land and species and ensuring that Canada’s cultural and natural heritage are preserved. These efforts will include the rationalization of some activities that can be delivered more effectively and efficiently by local communities and the private sector. The savings realized will be used, among other things, to protect sensitive areas and enhance public safety by strengthening Parks Canada’s ability to respond effectively to wildfires and enhancing law enforcement in Canada’s National Parks.
Table A3.6
Strategic Review Savings
(millions of dollars)

	2008—09	2009—10	2010—11

Increasing Efficiency and Effectiveness
Achieve efficiencies in communications, outreach, research and reporting activities	3.5	4.3	4.3
Focusing on Core Role
Renewal of contribution agreements for conservation of Historic Places Initiative no longer required			5.9
Work with local communities on the management of Parks Canada facilities, including privatizing some recreation services	(0.6)	4.2	4.9
Partially recover the costs of municipal services in five National Park town sites			0.4

	2.9	8.5	15.6

Reinvestments in Budget 2008
Wildfire suppression in National Parks	8.0	8.0	8.0
Enhance law enforcement in National Parks	9.5	2.7	2.7

Note: Totals may not add due to rounding.

Statistics Canada
Statistics Canada is achieving internal efficiencies and streamlining its operations to ensure that its research resources are aligned with the needs and priorities of research communities and Canadians, while preserving the integrity of Canada’s national statistical system. The savings realized by Statistics Canada will be directed to other government programs that are a high priority for Canadians.
Table A3.7
Strategic Review Savings
(millions of dollars)

	2008—09	2009—10	2010—11

Increasing Efficiency and Effectiveness
Greater internal efficiencies	3.0	5.9	8.8
Streamlining research programs to reduce costs	1.7	1.7	1.7
Meeting the Priorities of Canadians
Reducing research activities in lower-demand areas	6.7	10.3	11.0

	11.5	17.9	21.5

Note: Totals may not add due to rounding.

Library and Archives Canada
Library and Archives Canada is streamlining its administrative structures and discontinuing services that are a low priority for Canadians to focus its operations on preserving records of national significance to ensure that future generations are able to make use of these important cultural resources. These savings will be directed to other government programs that are a high priority for Canadians.
Table A3.8
Strategic Review Savings
(millions of dollars)

	2008—09	2009—10	2010 — 11

Increasing Efficiency and Effectiveness
Streamlined administration	0.6	0.6	0.6
Focusing on Core Role
Phase out book redistribution program	0.5	0.5	0.5

	1.1	1.1	1.1

Note: Totals may not add due to rounding.

Department of Finance Canada
The Department of Finance Canada and two of its agencies, the Financial Transactions and Reports Analysis Centre of Canada (FINTRAC) and the Canadian International Trade Tribunal, have realized savings from improving the efficiency of operations through innovation and refocusing activities on core responsibilities and emerging priorities. Savings realized by FINTRAC are being directed in Budget 2008 toward increasing compliance activities and producing strategic information for Canadian intelligence and enforcement activities.
Table A3.9
Strategic Review Savings
(millions of dollars)

	2008—09	2009—10	2010—11

Increasing Efficiency and Effectiveness
Improving efficiency of operations through innovation	4.6	4.6	4.6
Focusing on Core Role
Refocusing activities on core responsibilities and emerging priorities	3.4	3.4	3.4

	8.0	8.0	8.0

Reinvestments in Budget 2008
Savings realized by FINTRAC will be reinvested toward increasing compliance activities and producing strategic information	2.2	2.2	2.2

Note: Totals may not add due to rounding.

Canadian International Development Agency and International Development Research Centre
The Canadian International Development Agency and the International Development Research Centre reviews will be finalized in the coming months. The Canadian International Development Agency is streamlining its internal operations and realigning multilateral programs to focus on fewer organizations to ensure that its programs remain focused on reducing poverty, promoting democracy, freedom and human rights, and supporting a sustainable environment in developing countries.
The International Development Research Centre is reviewing its programs to ensure that research dollars are directed to areas of the world that are the highest priorities for Canadians.
Consistent with the Budget 2006 commitment to double international assistance from its 2001—02 level by 2010—11, all savings realized by these reviews will be reinvested in the International Assistance Envelope. Budget 2008 reinvests part of these resources towards the replenishment of the Global Fund to Fight AIDS, Tuberculosis and Malaria (GFATM), thus fulfilling an important Group of Eight (G8) commitment.
Table A3.10
Strategic Review Savings
(millions of dollars)

	2008—09	2009—10	2010—11

Savings Expected From Reviews	59.1	114.5	142.9
Reinvestments (to Match Realized Savings)
International Assistance Envelope	59.1	114.5	142.9
Of which: GFATM	44.0	59.0	59.0

Foreign Affairs and International Trade Canada
Foreign Affairs and International Trade Canada has streamlined its internal operations in Ottawa to concentrate on its core business, reduce overhead and improve management in order to strengthen and focus representation abroad to advance Canada’s interests and values on the world stage. These changes will help to improve the delivery of core services in Canada and vital consular, business and diplomatic services abroad.
Table A3.11
Strategic Review Savings
(millions of dollars)

	2008—09	2009—10	2010—11

Increasing Efficiency and Effectiveness
Reorganize internal operations in Ottawa to increase presence overseas	29.3	39.4	45.7
Streamline administrative and IT support functions overseas	9.4	11.4	11.4
Consolidation of overseas operations	2.0	14.2	19.6
Meeting the Priorities of Canadians
Streamline business processes at Passport Canada to improve service delivery	12.0	6.2	6.3
International Assistance Envelope (savings not yet realized)
Realignment of international assistance	20.4	21.7	22.1

	73.1	92.8	105.1

Reinvestments in Budget 2008
Canada’s representation abroad	32.4	56.7	69.5
Enhancing service delivery at Passport Canada	12.0	6.2	6.3
International Assistance Envelope (to match realized savings)	20.4	21.7	22.1

Note: Totals may not add due to rounding.

Tax Measures: Supplementary Information
Overview	271
Personal Income Tax Measures	273
Tax-Free Savings Account	273
Registered Education Savings Plans	279
Northern Residents Deduction	280
Medical Expense Tax Credit	281
Registered Disability Savings Plans	283
Mineral Exploration Tax Credit	284
Capital Gains and Donations: Exchangeable Securities	285
Private Foundations: Excess Corporate Holdings	286
Dividend Tax Credit	290

Business Income Tax Measures	292
Scientific Research and Experimental Development Program	292
Manufacturing and Processing: Accelerated CCA	295
Clean Energy Generation: Accelerated CCA	297
Aligning CCA Rates with Useful Life	301
Remittance of Source Deductions	303
Business Number Initiative	304
Cross-Border Business and Investment	305
Donations of Medicines	307
SIFT Tax: Provincial Component	308

Sales and Excise Tax Measures	310
GST/HST Health Measures	310
GST/HST Treatment of Long-Term Residential Care Facilities	313
GST/HST Treatment of Property Leases for Wind and Solar Power Equipment	316
Tobacco Taxation	316
Excise Duty on Imitation Spirits	319

Other Tax Measures	320
Aboriginal Tax Policy	320

Previously Announced Measures	321

Notices of Ways and Means Motions
Notice of Ways and Means Motion to Amend the Income Tax Act	325
Notice of Ways and Means Motion to Amend the Excise Tax Act Relating to the Goods and Services Tax and Harmonized Sales Tax (GST/HST)	339
Notice of Ways and Means Motion to Amend the Excise Act, 2001, the Excise Act, and the Customs Tariff	363
Draft Amendments and Explanatory Notes to the Income Tax Regulations	373

Overview
This annex provides detailed information on each of the tax measures proposed in the Budget.
Table A4.1 lists these measures and provides estimates of their budgetary impact.
The annex also provides Notices of Ways and Means Motions to amend the Income Tax Act, the Excise Tax Act, the Excise Act, 2001, the Excise Act and the Customs Tariff. Draft amendments to the Income Tax Regulations are included as well.

Table A4.1
Cost of Proposed Tax Measures
(millions of dollars)

	2007—08	2008—09	2009—10	Total

Tax-Free Savings Account	—	5	50	55
Registered Education Savings Plans	—	—	—	—
Northern Residents Deduction	—	10	10	20
Medical Expense Tax Credit	—	5	5	10
Registered Disability Savings Plans*	—	—	—	—
Mineral Exploration Tax Credit	—	145	-25	120
Capital Gains and Donations:
Exchangeable Securities	—	—	—	—
Private Foundations: Excess corporate holdings*	—	—	—	—
Dividend Tax Credit*	—	—	-25	-25
Scientific Research and Experimental Development Program[1]	—	10	45	55
Manufacturing and Processing: Accelerated CCA	—	—	155	155
Clean Energy Generation: Accelerated CCA	—	—	5	5
Aligning CCA Rates with Useful Life	—	—	5	5
Remittance of Source Deductions*	—	—	—	—
Business Number Initiative*	—	—	—	—
Cross-Border Business and Investment	—	—	—	—
Donations of Medicines	—	—	—	—
SIFT Tax: Provincial component*	—	—	—	—
GST/HST Health Measures	—	15	15	30
GST/HST Treatment of Long-Term Residential Care Facilities*	15	15	15	45
GST/HST Treatment of Property Leases for Wind and Solar Power Equipment	—	—	—	—
Tobacco Taxation	—	-5	-5	-10
Excise Duty on Imitation Spirits*	—	—	—	—
Aboriginal Tax Policy*	—	—	—	—

[1]	Does not include the additional funding provided to the Canada Revenue Agency for administrative improvements.
A “—” indicates a nil amount or a small amount (less than $5 million).
An “*” indicates a measure described only in this annex.

Personal Income Tax Measures
Tax-Free Savings Account
To improve the taxation of savings, Budget 2008 proposes to introduce the Tax-Free Savings Account (TFSA)—a flexible, registered account that will help Canadians with their different savings needs over their lifetime. The design elements of the TFSA are described below.
Eligibility
Any individual (other than a trust) who is resident in Canada and 18 years of age or older will be eligible to establish a TFSA. The individual will be required to provide the issuer of the account with his or her Social Insurance Number when the account is established. An individual will be permitted to hold more than one TFSA.
Contribution Limits
An individual will be able to make total TFSA contributions up to the contribution room he or she has available.
Starting in 2009, individuals 18 years of age and older will acquire $5,000 of TFSA contribution room each year. The $5,000 limit will be indexed to inflation and the annual additions to contribution room will be rounded to the nearest $500.
Unused contribution room will be carried forward to future years. For example, if an individual contributes $2,000 to a TFSA in 2009, the individual’s contribution room for 2010 will be $8,000 ($5,000 for 2010 plus $3,000 carried forward from 2009). There will be no limit on the number of years that unused contribution room can be carried forward.
Any amounts withdrawn from an individual’s TFSA in a year will be added to the individual’s contribution room for the following year. This will give individuals who access their TFSA savings the ability to re-contribute an equivalent amount in the future.
Excess contributions will be subject to a tax of one per cent per month.

Treatment of TFSA Income for Tax and Income-Tested Benefit Purposes
While contributions to a TFSA will not be deductible in computing income for tax purposes, income, losses and gains in respect of investments held within a TFSA, as well as amounts withdrawn, will not be included in computing income for tax purposes or taken into account in determining eligibility for income-tested benefits or credits delivered through the income tax system (for example, the Canada Child Tax Benefit, the Goods and Services Tax Credit and the Age Credit). Nor will such amounts be taken into account in determining other benefits that are based on the individual’s income level, such as Old Age Security benefits, the Guaranteed Income Supplement or Employment Insurance benefits.
Qualified Investments
A TFSA will generally be permitted to hold the same investments as a Registered Retirement Savings Plan (RRSP). The RRSP qualified investment rules accommodate a broad range of investments including, for example, mutual funds, publicly-traded securities, government and corporate bonds, guaranteed investment certificates and, in certain cases, shares of small business corporations.
To address certain concerns that arise from the special tax treatment of a TFSA, Budget 2008 proposes some limitations on TFSA investments. Specifically, a TFSA will be prohibited from holding investments in any entities with which the account holder does not deal at arm’s length— including for this purpose an entity of which the account holder is a “specified shareholder” as defined in the Income Tax Act or in which the account holder has an analogous interest (generally a 10 per cent or greater interest, together with non-arm’s length persons).
Interest Deductibility and Collateralization
Because the investment income within, and withdrawals from, a TFSA will not be taxable, interest on money borrowed to invest in a TFSA will not be deductible in computing income for tax purposes.
There will be no prohibition in the Income Tax Act on an individual’s ability to use their TFSA assets as collateral for a loan.

Attribution Rules
If an individual transfers property to the individual’s spouse or common-law partner, the income tax rules generally treat any income earned on that property as income of the individual. An exception to these “attribution rules” will allow individuals to take advantage of the TFSA contribution room available to them using funds provided by their spouse or common- law partner: the rules will not apply to income earned in a TFSA that is derived from such contributions.
Treatment Upon Death
Generally, an individual’s TFSA will lose its tax-exempt status upon the death of the individual. (That is, investment income and gains that accrue in the account after the individual’s death will be taxable, while those that accrued before death will remain exempt.) However, an individual will be permitted to name his or her spouse or common-law partner as the successor account holder, in which case the account will maintain its tax-exempt status. Alternatively, the assets of a deceased individual’s TFSA may be transferred to a TFSA of the surviving spouse or common-law partner, regardless of whether the survivor has available contribution room, and without reducing the survivor’s existing room.
Transfers
On the breakdown of a marriage or a common-law partnership, an amount may be transferred directly from the TFSA of one party to the relationship to the TFSA of the other. In this circumstance, the transfer will not re-instate contribution room of the transferor, and will not be counted against the contribution room of the transferee.
Non-Residents
An individual who becomes non-resident will be allowed to maintain his or her TFSA and continue to benefit from the exemption from tax on investment income and withdrawals. However, no contributions will be permitted while the individual is non-resident, and no contribution room will accrue for any year throughout which the individual is non-resident.
Issuers
Financial institutions currently eligible to issue RRSPs will be permitted to issue TFSAs. This includes Canadian trust companies, life insurance companies, banks and credit unions.

Reporting
The Canada Revenue Agency (CRA) will determine TFSA contribution room for each eligible individual who files an annual income tax return. Individuals who have not filed returns for prior years (because, for example, there was no tax payable) will be permitted to establish their entitlement to contribution room by filing a return for those years or by other means acceptable to the CRA.
To provide the CRA with adequate means to determine contribution room and monitor compliance, TFSA issuers will be required to file annual information returns. The information required to be reported is expected to include, for example, the value of an account’s assets at the beginning and end of the year and the amount of contributions, withdrawals and transfers made in the year.
Entry Into Force
This measure will have effect after 2008.
Additional Information
The following section provides additional information on how TFSAs will complement existing individual savings plans.

Features of TFSA and Other Registered Savings Vehicles
The introduction of the TFSA will complement existing registered savings plans such as RRSPs and Registered Education Savings Plans (RESPs).

Savings Need	RRSP	RESP	TFSA

Education	• Withdrawals of up to $20,000 allowed under the Lifelong Learning Plan (amounts included in income if not repaid)	• Primary purpose of plan • Contributions attract grants of 20% or more up to $7,200	• Contributions not deductible; neither investment income nor withdrawals included in income; withdrawals can be used for any purpose; withdrawals generate new contribution room

Home ownership	• Withdrawals of up to $20,000 allowed under the Home Buyers’ Plan (amounts included in income if not repaid)	• Not intended for these purposes	• Investment earnings and withdrawals will not affect eligibility for GIS or other federal income-tested benefits and credits

General purpose, pre-retirement	• Intended for retirement, although withdrawals allowed at any time • Withdrawals included in income		• Provides savings vehicle to meet any on-going savings needs

Retirement
•   Primary purpose of plan
•   Allows tax-deferral on savings over working years (i.e. contributions deductible, investment income accrues tax-free)
•   Withdrawals included in income and taken into account for purposes of GIS and other federal income-tested benefits and credits

General purpose, post-retirement	• Accumulated savings must be drawn down

Tax Treatment and After-Tax Returns: TFSAs, RRSPs and Unregistered Savings
The tax assistance provided by a TFSA is, in many ways, a mirror image of that provided through RRSPs.
•	RRSP contributions are tax deductible, with both the contributions and the investment earnings taxable upon withdrawal.

•	TFSA contributions are made from after-tax income, with both the contributions and the investment earnings exempt from tax upon withdrawal.
The following table shows that the net after-tax rates of return on TFSA and RRSP savings are equivalent when effective tax rates are the same at the time of contribution and withdrawal: the value of the tax deduction available for RRSP contributions is equivalent to the value of withdrawing funds from a TFSA on a tax-free basis. The rate of return from saving in either a TFSA or an RRSP is superior to unregistered saving. The following table shows the after tax return of a TFSA, an RRSP and unregistered savings.
Net Proceeds From Saving in a TFSA Relative to Other Savings Vehicles

			Unregistered
	TFSA	RRSP	Savings

Pre-tax income	1,000	1,000	1,000
Tax (40% rate)	400	—	400
Net contribution[1]	600	1,000	600
Investment income (20 years at 5.5%)	1,151	1,918	707	[2]
Gross proceeds (Net contribution + investment income)	1,751	2,918	1,307
Tax (40% rate)	—	1,167	—
Net proceeds	1,751	1,751	1,307
Net annual after-tax rate of return[3] (%)	5.5	5.5	4.0

[1]	Forgone consumption (saving) is $600 in all cases. In the RRSP case, the person contributes $1,000 but receives a $400 reduction in tax, thereby sacrificing net consumption of $600.

[2]	For unregistered saving case, tax rate on investment income is 28%, representing a weighted average tax rate on an investment portfolio comprised of 30% dividends, 30% capital gains and 40% interest.

[3]	Measured in relation to forgone consumption of $600. Assumes annual nominal pre-tax rate of return is 5.5% invested for 20 years.
A TFSA will provide a net rate of return equal to the pre-tax rate of return (5.5 per cent in the example). RRSP saving will provide a net rate of return higher than the TFSA when the effective tax rate on the withdrawal is lower than the effective tax rate on the contribution, and a net rate of return lower than the TFSA when the effective tax rate on the withdrawal is higher than at the time of contribution.
Given their complementary nature, whether to save in a TFSA, an RRSP or both will depend on Canadians’ particular savings needs as well as their current and expected future financial situation and income level.

Registered Education Savings Plans
A Registered Education Savings Plan (RESP) is a tax-assisted savings vehicle designed to help families accumulate savings for the post-secondary education of their children. Contributions to an RESP are not deductible for income tax purposes and are not taxed upon withdrawal. Investment income accruing in the plan is generally included in the income of the plan’s beneficiary on withdrawal. For each beneficiary of an RESP, there is a lifetime contribution limit of $50,000, but no annual limit on contributions. The Government of Canada provides additional assistance through the Canada Education Savings Grant and the Canada Learning Bond.
To increase the flexibility of the RESP program, Budget 2008 proposes changes to the applicable RESP time limits.
Contributions and Plan Termination
Currently, contributions to an RESP can be made for 21 years following the year in which the plan is generally entered into. An RESP must be terminated by the end of the year that includes the 25th anniversary of the opening of the plan. These limits are extended by an additional four and five years, respectively, for single-beneficiary RESPs if the beneficiary qualifies for the Disability Tax Credit (DTC). Finally, no contributions may be made to a family plan for a beneficiary who is 21 years of age or older.
To provide additional flexibility to parents who save in RESPs, and to students who later use these savings to help finance their post-secondary education, Budget 2008 proposes to increase each of these limits by an additional 10 years.

Table A4.2
Proposed Changes to RESP Time Limits

Time Limit		Current		Proposed

Number of contribution years after plan entered into	•	21 years	•	31 years
	•	For DTC beneficiary plans, 25 years	•	For DTC beneficiary plans, 35 years

Deadline for plan termination	•	Year that includes the 25th anniversary of the plan	•	Year that includes the 35th anniversary of the plan

	•	For DTC beneficiary plans, year that includes the 30th anniversary of the plan	•	For DTC beneficiary plans, year that includes the 40th anniversary of the plan

Contribution age limit for family plan	•	No contributions for beneficiary who is 21 years of age or older	•	No contributions for beneficiary who is 31 years of age or older
These changes will apply for the 2008 and subsequent taxation years.
Educational Assistance Payments
At present, RESP beneficiaries are eligible to receive Educational Assistance Payments (EAPs) from the plan if, at the time of the payment, they are enrolled as a student in a qualifying post-secondary program.
To provide more flexibility for a beneficiary to access RESP savings,
Budget 2008 proposes to allow a six-month grace period for receiving EAPs. Under this measure, an RESP beneficiary will be eligible to receive EAPs for up to six months after ceasing to be enrolled in a qualifying program, provided that the payment would have qualified under the rules for EAPs if it had been made immediately before the student’s enrolment ceased.
This measure will apply to RESP beneficiaries who cease to be enrolled in a qualifying program after 2007.
Northern Residents Deduction
Individuals who live in prescribed areas in northern Canada for at least six consecutive months beginning or ending in a taxation year may claim the northern residents deductions in computing their taxable income for that year. The northern residents deductions provide taxpayers with a basic residency deduction to each member of a household of up to $7.50 per day.

Alternatively, one member of a household can claim a maximum of $15 per day if no other member of the household claims this basic amount (including where there is no other member of the household). In addition, the northern residents deductions provide a deduction to offset taxable benefits in respect of up to two employer-paid vacation trips per year and an unlimited number of employer-paid medical trips.
The amount that a taxpayer may deduct depends on whether the taxpayer resides in the Northern Zone (which is generally more isolated) or the Intermediate Zone. Residents of the Northern Zone are eligible for the full deduction, while residents of the Intermediate Zone are eligible for a half deduction.
Budget 2008 proposes to increase the residency deduction by 10 per cent, increasing the maximum deductions referred to above to $8.25 and $16.50, respectively. This amendment will apply to the 2008 and subsequent taxation years.
Medical Expense Tax Credit
The Medical Expense Tax Credit (METC) recognizes the effect of above-average specific medical and disability-related expenses on an individual’s ability to pay income tax.
Currently, the METC provides tax relief equal to 15 per cent of eligible medical and disability-related expenses in excess of a threshold. In particular, eligible medical and disability-related expenses incurred by a taxpayer, including those incurred on behalf of a spouse or common-law partner and minor children, may be claimed by the taxpayer to the extent that they exceed the taxpayer’s minimum expense threshold—that is, the lesser of 3 per cent of the taxpayer’s net income and $1,962. Caregivers may also claim expenses they incur on behalf of a dependent relative.
The list of expenses eligible for the METC is regularly reviewed and updated in light of new technologies and other disability-specific or medically related developments. Budget 2008 proposes to add to the list the cost to purchase, operate, and maintain the following devices prescribed by a medical practitioner:
•	altered auditory feedback devices for the treatment of a speech disorder;

•	electrotherapy devices for the treatment of a medical condition or a severe mobility impairment;

•	standing devices for standing therapy in the treatment of a severe mobility impairment;and

•	pressure pulse therapy devices for the treatment of a balance disorder.
In addition, Budget 2008 proposes to extend eligibility under the METC to recognize eligible expenses for service animals specially trained to assist an individual who is severely affected by autism or epilepsy to cope with the individual’s impairment. Eligible expenses are the cost and the care and maintenance of the service animal, as well as reasonable travel expenses incurred for the individual to attend a school, institution or other place that trains the individual in the handling of such an animal. Currently, the only expenses that are eligible for the METC are those incurred for a service animal that is specially trained to assist an individual who is blind, deaf or has a severe impairment that markedly restricts the use of the individual’s arms or legs.
Budget 2008 also proposes to clarify the METC provisions regarding the eligibility of drugs and medications.
Currently, drugs, medications and other preparations are eligible for the METC when they are both prescribed by a recognized medical practitioner (or a dentist) and recorded by a pharmacist. These two requirements are intended to ensure that only costs for substances not generally available to the public and required for medical reasons receive tax relief. However, recent court decisions have interpreted this measure to include, in some cases, the cost of vitamins, supplements and drugs that could otherwise be purchased without a prescription. Such an interpretation goes beyond the policy intent of the METC.
Budget 2008 therefore proposes to clarify the wording for eligible drugs and medications to ensure that those that may be purchased without a prescription remain ineligible.
The additions to the list of eligible expenses for the METC will be effective for the 2008 and subsequent taxation years. The clarification in respect of eligible drugs and medications will be effective for expenses incurred after February 26, 2008.

Registered Disability Savings Plans
Budget 2007 introduced the Registered Disability Savings Plan (RDSP) to help parents and others save to ensure the long-term financial security of a child with a severe disability. Legislation to implement the RDSP has received Royal Assent and regulations under the Canada Disability Savings Act, providing details of the requirements for Canada Disability Savings Grants (CDSGs) and Canada Disability Savings Bonds (CDSBs) to be paid to an RDSP, are being finalized. The Government is working with financial institutions to put the necessary administrative mechanisms in place to allow them to offer RDSPs, with the objective that plans be made available in 2008.
Three-Year Review of Registered Disability Savings Plans
To ensure that RDSPs meet the needs of Canadians with severe disabilities and their families, the RDSP program will be reviewed three years after plans become operational, as recommended in the December 2006 report of the Expert Panel on Financial Security for Children with Severe Disabilities.
Preventing the Premature Collapse of a Registered Disability Savings Plan
For an individual to qualify as a beneficiary under an RDSP, the individual must be eligible for the Disability Tax Credit (DTC). There are two conditions that must be met for an individual to be DTC-eligible:
•	the individual must have one or more severe and prolonged impairments in mental or physical functions, the effects of which meet specified criteria, and

•	the certification of a qualified health practitioner attesting to the effects of the impairment must be filed with the Canada Revenue Agency.
If an RDSP beneficiary ceases to be DTC-eligible, the RDSP rules require that the proceeds of the plan (less any repayment of CDSGs and CDSBs) be paid out to the beneficiary and the plan collapsed.
An important consideration for a parent establishing an RDSP for a child with a severe disability is assurance that the savings in the plan will serve their intended purpose of ensuring the long-term financial security of their child. In this regard, despite the fact that only a plan holder can collapse a plan, concerns have been raised over the possibility that the beneficiary of a parent-initiated plan who continues to meet the DTC criteria related to the effects of an impairment might be able to force the premature collapse of the plan by rescinding his or her DTC certification.

This would enable the beneficiary to gain full access to the RDSP savings (less any required repayments of CDSGs and CDSBs), which could be contrary to the wishes of the parent.
To address this concern and provide greater certainty for parents planning to establish an RDSP for their child, Budget 2008 proposes to amend the RDSP rule that provides for a mandatory collapse of the plan if the beneficiary ceases to be DTC-eligible, to provide instead for a mandatory collapse of the plan only where the beneficiary’s condition has factually improved to the extent that the beneficiary no longer qualifies for the DTC. This change will not affect a plan holder’s ability to voluntarily collapse the plan.
The measure will be effective for 2008 and subsequent taxation years.
Mineral Exploration Tax Credit
Flow-through shares allow companies to renounce or flow through tax expenses associated with their Canadian exploration activities to investors, who can deduct the expenses in calculating their own taxable income. This facilitates the raising of equity to fund exploration by enabling companies to sell their shares at a premium. The mineral exploration tax credit is an additional benefit, available to individuals who invest in flow-through shares, equal to 15 per cent of specified mineral exploration expenses incurred in Canada and renounced to them. After expiring at the end of 2005, the temporary credit was re-introduced effective May 2, 2006 and is currently scheduled to expire at the end of March 2008.
Budget 2008 proposes to extend eligibility for the mineral exploration tax credit to flow-through share agreements entered into on or before March 31, 2009. Under the existing look-back rule, funds raised in one calendar year with the benefit of the credit can be spent on eligible exploration up to the end of the following calendar year. Therefore, funds raised with the credit during the first three months of 2009 can support eligible exploration until the end of 2010.
Mineral exploration, as well as new mining and related processing activity that could follow from successful exploration efforts, can be associated with a variety of environmental impacts to soil, water and air. All such activity, however, is subject to applicable federal and provincial environmental regulations, including project-specific environmental assessments where required.

Capital Gains and Donations: Exchangeable Securities
When a taxpayer donates certain publicly traded securities of a Canadian or foreign company to a registered charity or other qualified donee, the full value of the securities is eligible for a charitable donations tax credit (individuals) or deduction (corporations), and any gain on the securities is exempt from capital gains tax.
Budget 2008 proposes to extend the existing capital gains tax exemption for donations of publicly traded securities to capital gains realized on the exchange of unlisted securities that are shares or partnership interests (other than prescribed interests in a partnership) for publicly traded securities, where
•	those unlisted securities included, at the time they were issued, a condition allowing the holder to exchange them for the publicly traded securities;

•	the publicly traded securities are the only consideration received on the exchange; and

•	the publicly traded securities are donated to a registered charity or other qualified donee within 30 days of the exchange.
Special rules will apply where the exchangeable securities are partnership interests, in order to ensure that only capital gains that reflect economic appreciation of the partnership interests are exempted, and not gains that arise because of various reductions to the adjusted cost base of partnership interests. In general, the taxable capital gain to be recognized on the exchange of a partnership interest under this proposal will be the lesser of the taxable capital gain otherwise determined and one-half of the amount, if any, by which the cost to the donor of the exchanged units exceeds the adjusted cost base to the donor of those interests (determined without reference to distributions of partnership capital).
This measure will apply to donations made on or after February 26, 2008.

Private Foundations: Excess Corporate Holdings
Budget 2007 introduced a capital gains exemption for donations of publicly-listed securities to private charitable foundations. To limit potential opportunities for persons connected with a foundation to use their own and the foundation’s shareholdings for their own benefit, Budget 2007 introduced an excess corporate holdings regime for private foundations. All private foundations are subject to the excess corporate holdings regime in respect of both publicly-listed and unlisted shares. The regime places limits on foundations’ share ownership that take into account the holdings of relevant persons, that is, generally those not dealing at arm’s length with the foundation.
A foundation is not subject to the rules in respect of a class of shares if it owns two per cent or less of the class. Where a foundation and relevant persons together own more than 20 per cent of a class, the foundation is required to divest itself of enough shares such that it meets the two per cent limit or it and relevant persons together do not exceed the 20 per cent limit. Transitional rules allow foundations to divest themselves, over a period of from five to 20 years, of excess corporate shares held on March 18, 2007.
No obligation to divest is imposed in respect of shares, known as “entrusted shares”, that were donated before March 19, 2007 and that are subject to a condition that they be retained by the foundation. The same provisions apply to any donation made on or after March 19, 2007 and before March 19, 2012 pursuant to the terms of a will signed, or an inter vivos trust settled, before March 19, 2007 that included such a condition and was not amended after that date. However, entrusted shares are taken into account in determining the application of the excess corporate holdings regime to other shares of the same class.
Budget 2008 proposes to exempt from this regime certain holdings of shares that are not listed on a designated stock exchange (“unlisted shares”) and that were held on March 18, 2007. Other unlisted shares, and all listed shares, held on March 18, 2007 will continue to be subject to the transitional excess corporate holdings rules. Budget 2008 also introduces technical amendments dealing with entrusted shares and the substitution of shareholdings with new shareholdings, and proposes to extend an existing anti-avoidance rule in respect of the holding of an interest in a corporation via a trust.
Except as indicated below, these amendments will apply to taxation years that begin on or after March 19, 2007.

Relief in Respect of Unlisted Shares Held on March 18, 2007
Unlisted shares can be difficult to sell: they often represent unique assets with no ready market. To provide foundations with relief in respect of unlisted shares held on March 18, 2007, it is proposed that foundations generally not be required to divest these “exempt” shares, as is already the case for entrusted shares. In particular, for the purpose of calculating a private foundation’s divestment obligation at the end of a taxation year, unlisted shares in a corporation held on March 18, 2007 by the foundation will be considered exempt shares unless, at that time,
•	the foundation owns, indirectly as a result of that shareholding in that corporation, an interest in listed shares of a class of another corporation;

•	that indirect interest is held through a “controlled corporation”, being a corporation controlled by the foundation, by a relevant person, by a group of relevant persons, or by a foundation together with a relevant person or such a group;

•	if the foundation had instead owned those listed shares itself, it would, together with relevant persons, hold more than 20 per cent of those listed shares; and

•	the foundation, together with all controlled corporations, holds more than two per cent of those listed shares.
If a share becomes or ceases to be exempt under these conditions at the end of any taxation year, that change in status will not affect the foundation’s divestment obligation for any previous taxation year. Shares that cease to be exempt will generally be treated as if they had not been exempt as of March 18, 2007, and therefore subject to the existing transitional rules, for taxation years of a foundation that end after the time that the shares cease to be exempt. However, such shares could once again become exempt if, after that time, the shares again meet the conditions for exempt shares.
Under these rules, a controlled corporation will never be required to divest itself of shares. However, as explained above, a controlled corporation’s holdings of non-exempt shares could result in a divestment obligation on a foundation in respect of unlisted shares owned by the foundation. Alternatively, the controlled corporation could opt to divest itself of non-exempt shares in order to eliminate the divestment obligation of the foundation.

As with entrusted shares, all exempt shares will be taken into account in applying the excess corporate holdings regime to other shareholdings. Where a foundation divests itself of exempt shares, its exemption is reduced accordingly: a foundation cannot consider that its original level of shareholdings on March 18, 2007 will allow it to reacquire shares by using the forgone portion of its exemption (subject to the substituted share rules described below). If a foundation holds both exempt and non-exempt shares of the same class, the non-exempt shares will be presumed to be divested first.
Shares Held Through a Trust on March 18, 2007
A trust may be a relevant person in respect of a private foundation. In such a case, shares in a corporation held by the trust are taken into account in applying the excess corporate holdings regime and its transitional provisions.
In addition, Budget 2008 proposes new rules to attribute to a foundation, in certain circumstances, shares held by a trust on March 18, 2007.
In applying the transitional rules for the excess corporate holdings regime (including the exemption for unlisted shares) a foundation will be deemed to own shares held by a trust on March 18, 2007, in proportion to the value of the foundation’s interest in the trust, where the foundation is the sole trustee of the trust or the following conditions are met:
•	the foundation is a “majority interest beneficiary”, as that term is currently defined in the Income Tax Act, of the trust, and

•	a majority of the trustees of the trust consist of the foundation and relevant persons.
Where such a trust holds entrusted shares or exempt shares, the excess corporate holdings rules will respect the terms under which the trust holds the actual shares. For example, shares held by the trust that are subject to a condition that they may not be disposed of will not, by themselves, result in a divestment obligation to the foundation.
This measure will apply in respect of private foundations’ divestment obligations for taxation years that begin on or after February 26, 2008.

Substituted Shares
It is proposed that the concept of “substituted shares” be introduced. Substituted shares will generally be shares acquired by a person in the context of a corporate reorganization, in exchange for other shares. In particular, this would apply to shares acquired in the course of a transaction to which section 51, subparagraph 85.1(1)(a)(i) or section 86 or 87 of the Income Tax Act applies. Substituted shares will be treated the same as the shares for which they were exchanged for the purposes of
•	applying the exemption from the excess corporate holdings regime, where the exchanged shares were exempt shares or entrusted shares, and

•	the timing of any applicable divestment obligations, including those associated with transitional relief.
Entrusted Shares
The excess corporate holdings rules require a divestment if a foundation holds more than two per cent of the non-exempt outstanding shares of a given class, and the foundation and all relevant persons together hold more than 20 per cent of that class. The divestment obligation is an obligation upon the foundation. However, in certain circumstances where a foundation holds entrusted shares, the existing rules could impose a divestment obligation that a foundation cannot itself meet, implying that a relevant person is required to divest. Budget 2008 proposes an amendment to correct this ambiguity and make clear that entrusted shares need not be divested in these circumstances.
Avoidance Transactions Involving Trusts
The excess corporate holdings regime includes anti-avoidance rules that address attempts by private foundations to circumvent the regime’s reporting or divestment obligations.
Budget 2008 proposes to extend these anti-avoidance provisions to certain inappropriate uses of trusts. In particular, the provisions will apply to circumstances in which it may reasonably be considered that one of the purposes of the establishment of a trust is to hold or acquire shares or other interests or rights in one or more corporations that would, if they were held by a beneficiary of the trust that is a private foundation or a relevant person, result in a divestment obligation to the foundation. In such a case, the foundation or relevant person will be deemed to hold shares in the corporation that reflect the value of their indirect interest in the corporation.

This anti-avoidance provision will apply in respect of private foundations’ divestment obligations for taxation years that begin on or after February 26, 2008.
Dividend Tax Credit
Income earned by corporations is subject to corporate income tax and, on distribution as dividends to individuals, personal income tax. The result is that dividends received by Canadian taxpayers are taxed at both the corporate and the personal levels. The personal income tax system, through the dividend tax credit (DTC), compensates the individual for corporate income taxes that are presumed to have been paid.
The DTC mechanism calculates a proxy for pre-tax corporate profits and then provides a tax credit to individuals in recognition of corporate level tax. Under this approach an individual is first required to include the grossed-up amount of dividends in income. Using this gross-up the tax system in effect treats the individual as having earned directly the amount that the corporation is assumed to have earned in order to pay the dividend. The DTC then compensates the individual for corporate-level tax on that amount. This serves to integrate the personal and corporate tax systems at the federal level.
Since 2006, “eligible dividends” (generally those received from large corporations) have been subject to a higher gross-up and an enhanced DTC, in recognition that these dividends are generally paid out of income that has been taxed at the general corporate rate, rather than income that has borne a special tax rate such as that for small business corporations.
The 2007 Economic Statement reduced the general corporate income tax rate to 15 per cent by 2012 and stated that consideration would be given to adjusting the enhanced DTC to ensure the appropriate tax treatment of dividend income.
Budget 2008 proposes to adjust the dividend gross-up factor and DTC rate for eligible dividends, to reflect those corporate income tax rate reductions.

Specifically, Budget 2008 proposes to reduce the eligible dividend gross-up from its current level of 45 per cent to 44 per cent effective January 1, 2010, 41 per cent effective January 1, 2011, and 38 per cent effective January 1, 2012. The enhanced DTC rate will also change on the same schedule, moving from 11/18 of the gross-up amount to 10/17, 13/23 and 6/11.
Expressed as a percentage of an eligible dividend amount received, the effective credit will as a result of these changes remain in line with the general corporate income tax rate of 18 per cent in 2010, 16.5 per cent in 2011, and 15 per cent in 2012.
Table A4.3
Enhanced DTC Adjustments
(per cent)

	2008	2009	2010	2011	2012

Existing:
Enhanced DTC	19	19	19	19	19
Gross-Up	45	45	45	45	45

Proposed:
Enhanced DTC	19	19	18	16.5	15
Gross-Up	45	45	44	41	38

Business Income Tax Measures
Scientific Research and Experimental Development Program
The federal income tax incentives for Scientific Research and Experimental Development (SR&ED) provide broad-based support for SR&ED performed in every industrial sector in Canada, and support small businesses in the performance of SR&ED. Under the SR&ED program, eligible current and capital expenditures are fully deductible. In addition, these expenditures are eligible for an investment tax credit (ITC) if they are incurred in Canada. There are two rates of ITCs for SR&ED. The general rate is 20 per cent and there is an enhanced rate of 35 per cent for small Canadian-controlled private corporations (CCPCs).
CCPCs are eligible to claim the enhanced ITC rate of 35 per cent on up to $2 million of qualified SR&ED expenditures annually. Unused ITCs are fully refundable in respect of the first $2 million of current expenses per year. Unused ITCs earned in respect of current expenses exceeding the $2 million limit, and in respect of capital expenditures, qualify for a 40 per cent refund. The $2 million expenditure limit is phased out for CCPCs whose taxable income for the previous taxation year is between $400,000 and $600,000 or whose taxable capital employed in Canada for the previous taxation year is between $10 million and $15 million.
Consultations were undertaken in 2007 on ways to make the SR&ED program more effective for Canadian businesses. In response to the comments provided by stakeholders on areas for improvement, the Government is proposing several improvements to the SR&ED program and its administration. The administrative improvements are discussed in Chapter 3.
Support for Small and Medium-Sized Businesses
Budget 2008 proposes to increase the expenditure limit for the enhanced ITC rate of 35 per cent, and to provide the enhanced SR&ED ITC to medium-sized CCPCs by increasing the phase-out ranges on taxable income and taxable capital.

Expenditure Limit
Budget 2008 proposes to increase the maximum qualified expenditures on which the enhanced 35 per cent rate can be earned to $3 million from $2 million. As a result of the increase in the expenditure limit to $3 million, the maximum amount of fully refundable SR&ED ITCs available for qualifying CCPCs will increase from $700,000 to $1.05 million.
Taxable Income Phase-Out Limit
Budget 2008 proposes to increase the upper limit of the phase-out range for prior-year taxable income to $700,000 from $600,000. This change means that the expenditure limit will continue to be reduced by $10 for each $1 by which taxable income for the previous taxation year exceeded $400,000.
Taxable Capital Phase-Out Limit
Budget 2008 also proposes to increase the upper limit of the phase-out range for prior-year taxable capital to $50 million from $15 million.
Table A4.4
Current and Proposed Expenditure Limit and Taxable Income and Capital Phase-Out Ranges

	Current	Proposed
	System	System

Expenditure Limit	$2 million	$3 million

Taxable Income
Phase-Out Range	$400,000 — $600,000	$400,000 — $700,000

Taxable Capital
Phase-Out Range	$10 million — $15 million	$10 million — $50 million

Table A4.5
Illustrative Examples of Maximum ITCs Earned at the Enhanced
35-Per-Cent Rate Under the Current and Proposed Systems

		Current Amount	Proposed Amount
Prior-Year	Prior-Year	of Fully Refundable	of Fully Refundable
Taxable Income	Taxable Capital	ITC	ITC

$400,000	$10 million	$700,000	$1,050,000
$400,000	$30 million	0	$525,000
$500,000	$10 million	$350,000	$700,000
$600,000	$10 million	0	$350,000

Table A4.6
Proposed Structure: Maximum Fully Refundable ITCs Earned With
$3 Million Expenditure Limit

Taxable Capital ($ millions)	Taxable Income ($ thousands)
	400	500	600	700

10	$1,050,000	700,000	350,000	0
20	787,500	525,000	262,500	0
30	525,000	350,000	175,000	0
40	262,500	175,000	87,500	0
50	0	0	0	0

The proposed increases to the expenditure limit, and the taxable income and taxable capital phase-out limits, will be applicable for taxation years that end on or after February 26, 2008, pro-rated based on the number of days in that taxation year that are after February 25, 2008.
SR&ED Carried On Outside Canada
Currently, expenditures incurred on SR&ED carried on outside Canada do not qualify for the SR&ED ITC. Budget 2008 proposes to recognize, for the purpose of the SR&ED ITC, certain salary or wages incurred by a taxpayer in respect of SR&ED carried on outside Canada.
Specifically, the SR&ED ITC will be available to a taxpayer for permissible salary or wages incurred by the taxpayer in respect of Canadian-resident employees carrying on SR&ED activities outside Canada. The activities outside Canada must be directly undertaken by the taxpayer and must be done solely in support of SR&ED carried on by the taxpayer in Canada. Permissible salary or wages incurred by a taxpayer in a taxation year will be limited to 10 per cent of the total salary and wages directly attributable to SR&ED carried on in Canada by the taxpayer during the year.
In addition, permissible salary or wages will not include remuneration based on profits or bonus, or salary or wages subject to an income or profits tax imposed by a foreign country.
The proposal will apply to salary or wages incurred by a taxpayer in respect of SR&ED carried on outside Canada on or after February 26, 2008. For the first taxation year ending on or after February 26, 2008, the 10 per cent limit will be pro-rated based on the number of days that are in that taxation year that are after February 25, 2008.

Manufacturing and Processing: Accelerated CCA
In general, machinery and equipment used in manufacturing or processing are included in Class 43 of Schedule II to the Income Tax Regulations and are eligible for a 30-per-cent declining-balance capital cost allowance (CCA) rate. Budget 2007 proposed a temporary incentive for eligible machinery and equipment acquired on or after March 19, 2007 and before 2009 that are used in manufacturing or processing. Under regulations proposed to implement this incentive, machinery and equipment eligible for the temporary incentive are included in Class 29 in Schedule II to the Income Tax Regulations and are eligible for a 50-per-cent straight-line CCA rate.
Budget 2008 proposes to extend accelerated CCA treatment for investment in the manufacturing and processing sector for three additional years. This will include a one-year extension of the 50-per-cent straight-line accelerated CCA, followed by a two-year period during which accelerated CCA will be provided on a declining basis.
In particular, businesses will be allowed to apply the current accelerated 50-per-cent straight-line CCA treatment to investment in manufacturing and processing machinery and equipment acquired in 2009 that would otherwise be included in Class 43. Such assets will be included in Class 29.
In addition, Budget 2008 proposes a two-year transition that will apply to eligible assets acquired in calendar years 2010 and 2011. Eligible assets acquired in 2010 will generally be eligible for a 50-per-cent declining-balance rate in the first taxation year ending after the assets are acquired, a 40-per-cent declining-balance rate in the following taxation year and the regular 30-per-cent declining balance rate thereafter. Eligible assets acquired in 2011 will generally be eligible for a 40-per-cent declining-balance rate in the first taxation year ending after the assets are acquired and the regular 30-per-cent declining-balance treatment thereafter.
To implement this transition, eligible assets acquired in 2010 and 2011 will be placed in a separate Class 43 for each year and will be eligible for the regular 30-per-cent declining balance rate. An asset acquired in 2010 will be eligible for an additional allowance of 20 per cent in the first taxation year ending after the asset is acquired and in which the asset is first available for use, and an additional allowance of 10 per cent in the following taxation year. As well, an asset acquired in 2011 will be eligible for an additional allowance of 10 per cent in the first taxation year ending after the asset is acquired and in which the asset is first available for use by the taxpayer.

In general, once the additional allowances no longer apply, the separate classes will be terminated and the assets will be re-integrated into the existing CCA system.
The 30-per-cent declining-balance rate will apply to all Class 43 assets acquired after 2011.
The “half-year rule”, which allows half the CCA write-off otherwise available in the year the asset is first available for use by the taxpayer, will apply to the properties that are subject to this measure, including the additional allowance.
Examples:
Aco, a manufacturing corporation, has a taxation year that coincides with the calendar year. In the examples below, machinery that Aco purchases is available for use in the year of acquisition (and the half-year rule applies for that year).
Asset acquired in 2009:
In 2009, Aco acquires eligible machinery that will qualify for a 50-per-cent straight-line rate in respect of that machinery.
Asset acquired in 2010:
In 2010, Aco acquires eligible machinery that will qualify for (a) a 50-per-cent declining-balance CCA rate (made up of the regular 30-per-cent rate and an additional allowance of 20 per cent) in the first taxation year ending after the asset is acquired (i.e., 2010); (b) a 40-per-cent declining-balance rate (made up of the regular 30-per-cent rate and an additional allowance of 10 per cent) in the following taxation year (i.e., 2011); and (c) a 30-per-cent declining-balance rate in subsequent years.
Asset acquired in 2011:
In 2011, Aco acquires eligible machinery that will qualify for (a) a 40-per-cent declining-balance CCA rate (comprised of the regular 30-per-cent rate and an additional allowance of 10 per cent) in the first taxation year ending after the asset is acquired (i.e., 2011); and (b) a 30-per-cent declining-balance rate in subsequent years.

Clean Energy Generation: Accelerated CCA
Under the capital cost allowance (CCA) regime in the income tax system, Class 43.2 of Schedule II to the Income Tax Regulations provides accelerated CCA (50 per cent per year on a declining balance basis) for specified clean energy generation equipment acquired before 2020. The class incorporates by reference a detailed list of eligible equipment that generates energy in the form of electricity or heat, by:
•	using a renewable energy source (e.g. wind, solar, small hydro);

•	using waste fuel (e.g. landfill gas, wood waste, manure); or

•	making efficient use of fossil fuels (e.g. high efficiency cogeneration systems, which produce electricity and heat simultaneously).
Providing accelerated CCA in this context is an explicit exception to the general practice of setting CCA rates based on the useful life of assets. Accelerated CCA provides a financial benefit by deferring taxation. This incentive for investment is premised on the environmental benefits of low-emission or no-emission energy generation equipment.
Accelerated CCA for Clean Energy Generation
CCA Class 43.2 was introduced in 2005 and is currently available for assets acquired on or after February 23, 2005 and before 2020. For assets acquired before February 23, 2005, accelerated CCA is provided under Class 43.1 (30 per cent). The eligibility criteria for these classes are generally the same except that cogeneration systems that use fossil fuels must meet a higher efficiency standard in the case of fossil fuel for Class 43.2 than for Class 43.1. Systems that meet only the lower efficiency standard continue to be eligible for Class 43.1.
Class 43.2 covers a variety of stationary clean energy generation equipment that is used to produce electricity or heat, or used to produce certain fuels from waste that are in turn used to produce electricity or heat. Subject to the detailed rules in the regulations, eligible equipment includes:
Electricity
•	High efficiency cogeneration equipment;

•	Wind turbines;

•	Small hydroelectric facilities;

•	Fuel cells;

•	Photovoltaic equipment;

Accelerated CCA for Clean Energy Generation (cont’d)
•	Wave and tidal power equipment;

•	Equipment that generates electricity using geothermal energy;

•	Equipment that generates electricity using certain waste sources.
Heat
•	Active solar equipment;

•	District heating equipment that distributes heat from cogeneration;

•	Equipment that generates heat for an industrial process using certain waste sources;

•	Heat recovery equipment used in electricity generation and industrial processes.
Fuels from Waste
•	Equipment that recovers landfill gas or digester gas;

•	Equipment used to convert biomass into bio-oil;

•	Equipment used to produce biogas through anaerobic digestion.
Where the majority of the tangible property in a project is eligible for Class 43.2, certain intangible project start-up expenses (e.g. engineering and design work, feasibility studies) are treated as Canadian Renewable and Conservation Expenses. These expenses may be deducted in full in the year incurred, carried forward indefinitely for use in future years, or transferred to investors using flow-through shares.
Budget 2008 proposes a number of measures to expand eligibility for Class 43.2 to important additional applications.
Ground Source Heat Pump Systems
A typical ground source heat pump (GSHP) system consists of an underground loop through which an energy transfer fluid is circulated in order to collect solar heat from the ground. A heat pump gathers thermal energy from the loop and upgrades it for uses such as space heating or hot water. In the summer, GSHPs can be reversed to provide air cooling.

Currently, GSHP equipment is eligible for Class 43.2 treatment only if it is used to generate heat for use in an industrial process or a greenhouse. The industrial applications of GSHP systems are limited, however, because these systems typically produce low grade heat that is suitable primarily for space heating and hot water.
Budget 2008 proposes to broaden Class 43.2 to include GSHP systems used in applications other than industrial processes or greenhouses, such as space and water heating (but not including swimming pool heating) in industrial, commercial and residential buildings used for an income-earning purpose.
Qualifying GSHP system equipment will include underground piping systems, heat pumps, and ancillary equipment. Back-up energy equipment that supplements a GSHP system and equipment that distributes energy within a building will not be included. Installations will be required to meet relevant Canadian Standards Association (CSA) standards for earth energy systems in order to be eligible for Class 43.2.
By encouraging investment in GSHP systems, in cases where GSHP systems displace use of fossil fuels, this measure will contribute to a reduction in emissions of greenhouse gases and air pollutants. In cases where GSHP systems do not displace fossil fuels because heating needs are predominantly met by electrical heating from a no-emission source, use of GSHP systems can reduce demand for electricity by using it more efficiently.
These changes will apply to eligible assets acquired on or after February 26, 2008.
Biogas Production Equipment
Class 43.2 includes equipment used to produce biogas through anaerobic digestion of specified organic wastes. A biogas plant consists primarily of a large heated airtight tank in which bacteria act on the organic waste to produce a gas composed mainly of methane. The gas is cleaned and can then be burned, like natural gas, to produce electricity or heat. Biogas facilities contribute to a reduction in greenhouse gas emissions both by capturing and burning methane, a potent greenhouse gas, and by potentially displacing the use of fossil fuels for energy generation. Further processing of the residual waste from biogas production may be undertaken to improve its quality for use as fertilizer.

Using a variety of feedstocks in an anaerobic digester can improve its efficiency by increasing the amount of biogas produced from a given amount of input, making the project more economic and further encouraging the use of fuel from waste. Budget 2007 announced an expansion of the list of feedstocks for eligible biogas production systems from manure to include food waste, plant residue and wood waste. Budget 2008 proposes to further expand this list to include animal matter, which is a good source of biogas, and sludge from a licensed sewage treatment facility, which can help stabilize the biogas production process. To ensure environmental and health standards are met, eligibility will be conditional on such inputs being disposed of in accordance with applicable federal and provincial laws.
These changes will apply to eligible assets acquired on or after February 26, 2008.
Waste-To-Energy Applications—User Restrictions
In many instances, Class 43.2 allows a taxpayer to sell the output—heat, electricity, or fuel from waste—produced by the eligible equipment. There are, however, several instances where the heat output or fuel produced from waste is required to be used for a specified purpose by a taxpayer:
•	Thermal energy systems that generate heat from the combustion of specified fuels from waste are currently eligible for Class 43.2 only if the heat is used directly in an industrial process, or in a greenhouse, of the taxpayer.

•	Bio-oil is produced through a thermo-chemical conversion process that uses biomass that is wood waste or other plant residues. Equipment used to produce bio-oil is eligible for Class 43.2 only if the taxpayer is also the user of the bio-oil and uses it to generate electricity, or electricity and heat.

•	Biogas production equipment is eligible for Class 43.2 only if the taxpayer is also the user of the biogas and uses it to produce electricity, heat for use in an industrial process or a greenhouse, or both.

Budget 2008 proposes to expand the eligibility criteria of Class 43.2 for equipment used to produce heat from waste sources and equipment used to produce bio-oil by removing the requirement that the industrial process, greenhouse, electrical generating facility, or cogeneration facility be operated by the taxpayer. Allowing the taxpayer to sell the bio-oil or heat from waste sources to third parties for the designated uses is consistent with the intent of Class 43.2 in diverting materials that would otherwise be waste into the energy stream. For equipment used to produce bio-oil, eligibility will be expanded to include use of the bio-oil to produce heat for an industrial process or a greenhouse.
Budget 2008 also proposes to remove the requirements that biogas produced by a taxpayer’s eligible anaerobic digester system be used by the taxpayer and that it be used to produce heat for use in an industrial process or a greenhouse or to produce electricity. This will allow biogas to displace natural gas in applications such as commercial and residential space and water heating, thereby reducing fossil fuel use. In addition, biogas will be added as an eligible fuel for waste-fuelled thermal and electrical energy generation systems. This will ensure that equipment using purchased biogas to produce heat for use in an industrial process or a greenhouse, or to produce electricity, will qualify for Class 43.2.
By expanding the range of business models in which technologies eligible for the Class 43.2 incentive can be used, these measures will help to increase the viability of waste-to-energy systems. By promoting investment in these technologies, these measures will contribute to a reduction in greenhouse gas emissions, increased diversification of Canada’s energy supply, and the diversion into energy generation of waste materials.
These changes will apply to eligible assets acquired on or after February 26, 2008.
Aligning CAA Rates with Useful Life
A portion of the capital cost of depreciable property is deductible as capital cost allowance (CCA) each year, with the CCA rate for each type of property set out in the Income Tax Regulations. Alignment of CCA rates with the useful life of assets ensures that the tax system accurately allocates the cost of capital assets over their useful lives, resulting in a better measurement of income for tax purposes.

The useful life of assets can change over time for several reasons, including technological change. The assessment of CCA rates is therefore an ongoing process. As part of this continuing review, Budget 2008 proposes adjustments to CCA rates for railway locomotives and carbon dioxide pipelines and related pumping and compression equipment on such pipelines.
The Government will continue to assess the appropriateness of CCA rates to ensure that they reflect, as closely as possible, the useful life of assets.
Railway Locomotives
Railway locomotives are currently eligible for a 15-per-cent CCA rate under paragraph (i) of Class 7 of Schedule II to the Income Tax Regulations.
A review of the CCA rate for railway locomotives indicates that a higher CCA rate would better reflect the useful life of these assets. Budget 2008 proposes to increase the CCA rate for railway locomotives acquired on or after February 26, 2008, that have neither been used, nor acquired for use, before February 26, 2008, to 30 per cent from 15 per cent. Expenses of a capital nature that are incurred on or after February 26, 2008 for the refurbishment or reconditioning of a railway locomotive will also be eligible for the 30-per-cent CCA rate.
Carbon Dioxide Pipelines and Related Equipment
For income tax purposes, carbon dioxide (CO2) pipelines are generally eligible for a 4-per-cent CCA rate under paragraph (l) of Class 1 of Schedule II to the Income Tax Regulations. Budget 2008 proposes that the CCA rate for CO2 pipelines be increased to 8 per cent, the same rate that applies to oil and gas transmission pipelines, to reflect better the typical useful life of these assets. Included will be control and monitoring devices, valves and other ancillary equipment (other than pumping and compression equipment on the pipeline, discussed below). This change will not apply to buildings or other structures or to gas or oil well equipment.
Budget 2008 also proposes to set the CCA rate for pumping and compression equipment, and equipment ancillary to it, on a CO2 pipeline at 15 per cent, consistent with the rate that applies to such equipment on oil and gas pipelines, to reflect better the typical useful life of these assets. This change will not apply to buildings or other structures or to gas or oil well equipment.
The new CCA rates for CO2 pipelines and pumping and compression equipment on CO2 pipelines will apply to property acquired on or after February 26, 2008.

Remittance of Source Deductions
Taxpayers are required to withhold and remit source deductions on certain payments. For example, employers are required to withhold certain amounts from their employees’ wages and salaries (e.g., employee taxes, Canada Pension Plan and Employment Insurance premiums) and to remit those amounts to the Receiver General for Canada on a timely basis.
The frequency of remittances depends on a remitter’s average monthly withholding amount (as defined by the Income Tax Regulations). For example, large remitters may be required to remit their payroll withholdings up to four times a month.
Two changes are proposed to the current withholding requirements relating to:
•	late remittances of source deductions; and

•	mandatory remittances to financial institutions.
Corresponding changes will also be made to the Employment Insurance Act and the Canada Pension Plan.
Late Remittances of Source Deductions
Currently, the Income Tax Act provides that, if a remittance is late, the remitter must pay a penalty equal to 10 per cent of the amount required to be remitted, or 20 per cent if the failure to remit is made knowingly or in circumstances that amount to gross negligence. The penalty applies in full even if the remittance is only one day late. In addition, interest is charged on both until the remittance and the related penalty are paid.
In 2003, the Canada Revenue Agency (CRA) created a “pilot project” for payroll remittances that replaces the 10 per cent fixed penalty with a graduated penalty ranging from 3 per cent to 10 per cent of the amount required to be remitted, depending on the lateness of a remittance. The penalty is 3 per cent of the amount required to be remitted if the remittance is one to three days late; 5 per cent if it is four or five days late; 7 per cent if it is six or seven days late; and 10 per cent if it is more than seven days late. The pilot project appears to have worked well and led to fairer and more appropriate results. Between 2003 and 2006, late remittances declined, despite payroll remittances increasing during the period.
The government proposes to enact the graduated penalty regime described above, effective for remittances that are due on or after February 26, 2008.

Mandatory Remittances to Financial Institutions
Large remitters are subject to the existing penalties described above if they fail to remit their withholdings directly to a financial institution. This rule was enacted in 1992 in response to some large remitters’ practice of intentionally remitting their withholdings on time but in a manner that delayed the ability of the CRA to deposit withholdings in the Government’s account.
The enforcement of the mandatory financial institution remittance requirement has resulted in certain unintended effects. In particular, remitters may be penalized for remitting their withholdings directly to the CRA, even if they do so well before the due date—in which case there will ordinarily be no question of delay arising with respect to the deposit in the Government’s account.
In response, the government is proposing that a remittance that is received by the CRA at least one full day before the due date will be considered to be in compliance with the requirement that it be remitted to a financial institution. The graduated penalties regime described above will also apply to late remittances under this rule. These changes apply to remittances due on or after February 26, 2008.
Business Number Initiative
The Canada Revenue Agency (CRA) uses the Business Number (BN) as the main identifier for a specific business or organization and for tracking information relating to that business or organization. The BN is also used to determine eligibility for government programs and promote voluntary compliance with the tax law. The use of the BN ensures reduced compliance costs for businesses through integrated service delivery and greater government efficiency by sharing information and computing resources.
The BN and BN-related information cannot be disclosed to anyone by CRA without express statutory authorization. Currently CRA is able to share a limited amount of BN-related information with certain federal and provincial government departments (BN Partners).
As part of the government’s initiative to reduce the paper burden on small business, Budget 2008 proposes to:
•	broaden the scope of the BN-related information that may be shared with BN Partners to include a range of relevant contact, identification and status information;

•	expand the type of government entities that qualify as BN Partners to include other levels of government in Canada such as municipalities and Aboriginal governments; and

•	allow for the publication of the BN by BN Partners in connection with programs or services provided by the BN Partner.
While this measure promises to improve efficiency and reduce paper burden on businesses, it will involve more information sharing by government. Privacy considerations regarding this initiative have been carefully considered. The CRA will be precluded from sharing any personal information naming individuals except where it relates to a business activity and, in any case, only the business name and business number may be released to the public. All other BN-related information will be available only to BN Partners. In addition, CRA sharing of BN-related information with BN Partners will occur only pursuant to a Memorandum of Understanding with the BN Partner to ensure that security issues have been addressed and that the information is used by the BN Partner only in relation to the intended program or activity.
The legislation to implement this measure will be developed in the coming months, in consultation with the Office of the Privacy Commissioner.
Cross-Border Business and Investment
Where a “taxable Canadian property” (TCP)—that is, a property the nonresident’s income or gain from the disposition of which may be taxable in Canada—is disposed of by a non-resident, generally the purchaser must withhold a portion of the amount paid, and remit it to the Government on account of the non-resident vendor’s possible Canadian tax liability. However, the purchaser’s obligation to withhold does not apply if the nonresident vendor obtains a “clearance certificate” from the Canada Revenue Agency (CRA) or the property is “excluded property” (most business inventory, listed shares, mutual fund trust units, etc.). To obtain a clearance certificate, the non-resident vendor needs to remit an amount, post security, or satisfy the CRA that no tax will be owing. These rules are contained in section 116 of the Income Tax Act (the Act).
Most tax treaties allow Canada to tax capital gains only on Canadian real and resource properties and on shares of companies that derive most of their value from such properties. (The otherwise taxable properties the income or gains on which a treaty prevents Canada from taxing are called “treaty-protected properties”.)

Currently, section 116 of the Act and its associated rules take no account of the effect of tax treaties. Accordingly, Budget 2008 proposes three changes to streamline and simplify the rules that apply to non-residents’ dispositions of TCP. These changes will make the section 116 process more efficient.
Exemption From Withholding Requirements
The first change will exempt from the withholding requirements a disposition of property if the property is, at the time of its disposition, a treaty-protected property (as defined in subsection 248(1) of the Act) and, in the case of a disposition between related persons, the purchaser sends to the Minister of National Revenue, on or before the day that is 30 days after the date of the disposition, a notice setting out basic information about the transaction and the vendor. This change does not relieve any person of tax, but relieves the section 116 requirements in a way that matches the protection afforded by the applicable tax treaty, if any.
“Reasonable Inquiry” Protection
The second change will expand the scope of an existing “reasonable inquiry” protection for purchasers of TCP from non-resident vendors. This “safe-harbour” provision currently applies only in respect of the vendor’s residence in Canada: if, after reasonable inquiry, the purchaser has no reason to believe that the vendor is non-resident, the purchaser is not liable for failing to withhold under section 116 of the Act. Budget 2008 proposes to expand this safe-harbour provision to ensure that the purchaser of property from a non-resident vendor need not withhold if:
•	the purchaser concludes after reasonable inquiry that the vendor is, under a tax treaty that Canada has with a particular country, resident in that country;

•	the property would be treaty-protected property of the vendor if the vendor were, under the tax treaty referred to above, resident in the particular country; and

•	the purchaser sends to the Minister of National Revenue, on or before the day that is 30 days after the date of the acquisition, a notice setting out basic information about the transaction and the vendor.

Exemption From Filing Returns
The third change will exempt certain non-residents from filing a Canadian income tax return in respect of dispositions of TCP.
Currently, a non-resident must file a Canadian income tax return for any taxation year in which the non-resident disposes of a TCP, even if the nonresident can claim tax treaty benefits or no Canadian income tax is actually payable. Budget 2008 proposes to exempt non-residents from filing Canadian income tax returns for any taxation year in which the non-resident satisfies all of the following criteria:
•	no tax is payable under Part I of the Act by the non-resident for the taxation year;

•	the non-resident is not currently liable to pay any amount under the Act in respect of any previous taxation year (other than an amount for which the Minister of National Revenue has accepted, and holds, adequate security under section 116 or 220 of the Act); and

•	each TCP disposed of by the non-resident in the year is
(a)	“excluded property” for section 116 purposes—which, under the first change described above, will now include certain treaty-protected property, or

(b)	a property in respect of the disposition of which the Minister of National Revenue has issued to the non-resident a certificate under section 116 of the Act.
These changes will apply in respect of dispositions that take place after 2008.
Donations of Medicines
Donations by corporations of property held in inventory to Canadian registered charities and other qualified donees are eligible for a charitable donation deduction equal to the fair market value of the property gifted. However, since the fair market value of the property is also included in business income, the net deduction to the corporation is the cost of the property. This result places the corporation in the same after-tax position whether the inventory is sold, donated or otherwise disposed of.

To encourage the donation of excess inventories of medicine, Budget 2007 introduced an incentive for corporations to participate in international programs for the distribution of medicines. This measure allows corporations that make donations from their inventory to claim a special additional deduction equal to the lesser of:
•	50 per cent of the amount, if any, by which the fair market value of the donated medicine exceeds its cost; and

•	the cost of the donated medicine.
The additional deduction is currently available only when the donee is a registered charity that has received a disbursement under a program of the Canadian International Development Agency (CIDA) and the gift is made in respect of activities of the charity outside of Canada. Budget 2008 proposes to change the definition of an eligible charity for this purpose. An eligible charity will be a registered charity that, in the opinion of the Minister of International Cooperation, meets conditions prescribed by regulation. (In the event that no such Minister has been appointed, the opinion will be required of the Minister responsible for CIDA.) The main purpose of these conditions will be to ensure that eligible charities:
•	act in a manner consistent with the principles and objectives of the World Health Organization Guidelines for Drug Donations;

•	have expertise in delivering medical donations to the developing world; and

•	implement appropriate policies and practices with respect to the delivery of international development assistance.
Currently, the additional deduction is available in respect of medicines that meet the requirements of the Food and Drugs Act even if those medicines’ expiry date is imminent. Budget 2008 proposes that eligible gifts must be donated at least six months prior to the expiration date of the medicines.
These changes will apply to eligible donations of medicines made on or after July 1, 2008.
SIFT Tax: Provincial Component
“Specified Investment Flow-Through” trusts and partnerships (SIFTs)—publicly traded income trusts (including business and energy trusts) and partnerships—are subject to a tax (SIFT Tax) on their distributions of what are termed “non-portfolio earnings”. (For SIFTs that existed on October 31, 2006, the SIFT Tax will not apply until 2011, as long as their growth does not exceed certain limits.)

The rate of the SIFT Tax is made up of two components. The first is equal to the federal general corporate tax rate, and will be reduced in step with the reduction of that federal corporate tax rate to 15 per cent by 2012. The second component is an additional tax in lieu of provincial tax: its rate is currently 13 per cent, which approximates the average provincial corporate income tax rate. Revenues from the additional rate are to be distributed to provincial governments.
Budget 2008 proposes that for a SIFT’s 2009 and subsequent taxation years the provincial component of the SIFT Tax (and thus the provincial share of the resulting revenue) be based instead on the general provincial corporate income tax rate in each province in which the SIFT has a permanent establishment. This will ensure that the rate of the SIFT Tax is the same as the federal-provincial tax rate for large public corporations with the same activities.
To determine this rate for a particular SIFT, the taxable distributions of the SIFT will be notionally allocated to provinces according to the general corporate taxable income allocation formula. Specifically, the SIFT’s taxable distributions will be allocated to provinces by taking half of the aggregate of:
•	that proportion of the SIFT’s taxable distributions for the year that the SIFT’s wages and salaries in the province are of its total wages and salaries in Canada; and

•	that proportion of the SIFT’s taxable distributions for the year that the SIFT’s gross revenues in the province are of its total gross revenues in Canada.
Applying the relevant provincial tax rates to these notionally allocated amounts will generate a dollar amount that, when expressed as a proportion of the SIFT’s total taxable distributions, will provide an average rate of provincial tax. This average rate will in turn be the provincial component of the SIFT Tax rate of the particular SIFT for the taxation year.
Taxable distributions that are not allocated to any province would instead be subject to a 10 per cent rate constituting the provincial component. The provincial tax rate applied to taxable distributions allocated to the Province of Quebec will be deemed to be nil to take into account the SIFT Tax imposed by that province.

Sales and Excise Tax Measures
GST/HST Health Measures
There are two key policies underlying the goods and services tax/harmonized sales tax (GST/HST) treatment of health-related goods and services. First, basic health care services are exempt from the GST/HST. This means that suppliers of exempt health care services do not charge GST/HST to patients, but they cannot claim input tax credits to recover the GST/HST paid on their inputs. Second, prescription drugs and certain medical devices are zero-rated. This means that suppliers do not charge purchasers tax on these drugs and devices and are entitled to claim input tax credits.
Budget 2008 proposes to improve the application of the GST/HST to a range of health care services, prescription drugs and medical devices to reflect the evolving nature of the health sector. A number of clarifying measures are also proposed.
Training for Individuals with Autism or Other Disabilities
Individuals with a disorder or disability can require training to assist them in coping with their disorder or disability. For instance, children with autism spectrum disorder often receive training based upon methods that apply psychology-based principles of Applied Behavioural Analysis to facilitate new behaviours and teach learning and social skills. In many circumstances, current exemptions for basic health and education services relieve such specially-designed training from the GST/HST. Inconsistent tax treatment can, however, occur because the exemptions apply to some specially-designed training but not to other similar training.
Budget 2008 proposes to expand the exemptions for basic health and education services to include training that is specially designed to assist individuals to cope with the effects of a disorder or disability if:
•	the training is supplied by a government;

•	the cost of training is fully or partially reimbursed under a government program; or

•	a health professional whose services are GST/HST exempt identifies the training, in the course of a professional-client relationship with the individual coping with the disorder or disability, as an appropriate means of coping with the disability or disorder.
The exemption will apply to supplies of specially-designed training made after February 26, 2008.

Nursing Services
Nursing services provided in institutional and residential settings by registered or licensed nurses are exempt from GST/HST. For instance, a nursing service rendered by a registered nurse to an individual in a health care facility, such as a hospital, or the individual’s home is exempt.
Nursing has evolved since the inception of the GST and nurses are increasingly providing their services outside of institutional and residential settings. This has resulted in certain anomalies. For example, a vaccination performed by a registered nurse in a hospital or medical clinic is exempt, whereas the same service performed in the office of a registered nurse in private practice is subject to GST/HST.
Budget 2008 proposes to exempt from GST/HST nursing services rendered to an individual by a registered nurse, a registered nursing assistant, a licensed or registered practical nurse or a registered psychiatric nurse if the service is provided within a nurse-patient relationship, regardless of where the service is performed.
Budget 2008 also proposes to expand the exemption for diagnostic services that are prescribed by regulation, such as blood tests and X-rays, to include those ordered by registered nurses. Currently, nurse practitioners and certain other registered nurses are authorized to order such services.
The proposed changes will apply to supplies made after February 26, 2008.
Prescription Drugs
The policy underlying the GST/HST treatment of drugs is that all sales of prescription drugs are tax-free when sold to a final consumer. There are two ways in which the supply of a drug may be zero-rated:
•	Drugs that must under federal legislation be sold under prescription are unconditionally zero-rated, as are certain non-prescription drugs that are used to treat life-threatening conditions; and

•	Supplies of other drugs are zero-rated when they are dispensed by a medical practitioner (i.e., a physician or dentist) or by a pharmacist on the prescription of a medical practitioner.
Drugs that are not unconditionally zero-rated and that are ordered on the prescription of health professionals who are not medical practitioners are subject to GST/HST.

Increasingly, health professionals who are not medical practitioners, such as nurse practitioners and midwives, are authorized under provincial or territorial legislation to prescribe a range of drugs. As a result, drugs that are not unconditionally zero-rated are treated differently for GST/HST purposes depending on whether they are sold on the prescription of a medical practitioner or another health professional.
Budget 2008 proposes to zero-rate all supplies to final consumers of drugs prescribed by health professionals who are authorized to prescribe them under provincial or territorial legislation. The proposed measure will apply to supplies made after February 26, 2008 and supplies made on or before February 26, 2008 if GST/HST was neither charged nor collected in respect of the supply.
Budget 2008 also proposes to clarify the wording of some of the zero-rating provisions for prescription drugs to ensure that they continue to be zero-rated in the future. The clarifying amendments will provide certainty to vendors and purchasers by avoiding a potential interpretation of the current provisions that would render those drugs taxable. The proposed clarifying amendments will apply to supplies made after February 26, 2008.
Medical and Assistive Devices
The GST/HST legislation lists a number of medical and assistive devices that are zero-rated. In establishing which medical and assistive devices qualify for zero-rating, the emphasis has traditionally been on the nature of the product itself and the relationship it bears to an individual’s condition, whether that condition is a chronic illness or disease or a disability. This approach ensures that only those devices specially designed for use by an individual with a chronic illness or disease or a disability qualify for zero-rating and that where a device has other potential uses it is generally denied GST/HST relief.
Budget 2008 proposes the following additions to the list of zero-rated medical and assistive devices:
•	Devices, for use by an individual with a severe mobility impairment or paralysis, that are specially designed for neuromuscular stimulation or standing therapy when supplied on the written order of a medical practitioner;

•	Chairs that are specially designed for use by an individual with a disability, when supplied on the written order of a medical practitioner;

•	Chest wall oscillation systems for use in airway clearance therapy; and

•	Service animals specially trained to assist an individual with a disability or impairment, if they are supplied to or by an organization that is operated for the purpose of supplying such specially-trained animals.
Budget 2008 also proposes to amend the GST/HST legislation to clarify that only those medical and assistive devices that are intended for human use are zero-rated.
The proposed changes will apply to supplies made after February 26, 2008.
Exempt Health Services Supplied Through a Corporation
Consistent with the tax policy objective of exempting basic health care services from GST/HST, most professional services rendered by doctors, dentists and a number of other provincially-regulated health professionals are exempt. Under the GST/HST legislation, however, corporations must charge GST/HST for the services of a health professional in certain circumstances, although the same services would be exempt if supplied directly by the professional.
Budget 2008 proposes that the services of these health professionals be treated as GST/HST exempt regardless of whether their services are supplied directly by the health professional or through a corporation. This change will ensure that the GST/HST exemption for the services of health professionals applies consistently.
The proposed change will apply to supplies made after February 26, 2008.
GST/HST Treatment of Long-Term Residential Care Facilities
Long-term residential care facilities are residential facilities at which individuals intend to reside for an indefinite period and may also receive nursing care, personal care or assistance with the activities of daily living. Currently, long-term residential care facilities offering a high level of health or personal care may not qualify for the GST New Residential Rental Property Rebate, nor for the GST/HST exempt treatment that applies to residential leases and sales of used residential rental buildings. This is due to the fact those facilities may not be considered to be supplying “residential units” but may instead be viewed as supplying a mix of health, personal care and accommodation services that include long-term occupancy of those units as a place of residence.

A further issue has arisen as a result of a recent decision of the Federal Court of Appeal, which found that an owner of a long-term residential care facility was not able to self-assess and pay GST on the facility it constructed. As a result, owners in similar situations cannot benefit from the GST/HST exempt treatment for subsequent sales of these facilities, in addition to not being able to claim the GST New Residential Rental Property Rebate.
Budget 2008 proposes to clarify the GST/HST treatment of long-term residential care facilities to ensure that the GST New Residential Rental Property Rebate and GST/HST exempt treatment apply to such facilities on a going forward basis. This change will also apply to certain past transactions where the owner has paid tax on the facility or elects to have the new rules apply as described below.
GST New Residential Rental Property Rebate
Generally, the GST New Residential Rental Property Rebate (that came into effect on February 28, 2000) provides an owner of a long-term residential rental facility with a 36 per cent rebate of the GST paid on either the purchase price of newly-constructed or substantially renovated residential rental units, or, where the owner constructed or substantially renovated the facility and self-assessed tax, the units’ fair market value. The Rebate is phased out for residential rental units valued between $350,000 and $450,000. The maximum rebate, which corresponds to a residential unit with a value of $350,000, is $6,300 per unit at a 5 per cent GST rate.
To clarify the application of the GST New Residential Rental Property Rebate to these facilities, Budget 2008 proposes to modify the Rebate provisions to replace the current condition that residential units in the facility be “supplied” to individuals under a lease, licence or similar arrangement with a requirement that the “possession” or “use” of the residential units in the facility be given to individuals for the purpose of their “occupancy” as a place of residence under a lease, licence or similar arrangement. Generally, this measure will be effective after February 26, 2008.
The measure will also apply for past transactions where tax has been paid on the purchase of the facility or on self-assessment where the facility was constructed or substantially renovated by the owner. Further, Budget 2008 proposes an election where GST/HST has not been self-assessed on the facility on or before February 26, 2008 and the relevant legislative requirements for claiming the rebate, as amended, have been met.

The election would allow for an adjustment to net tax so as to claim the GST New Residential Rental Property Rebate. The owner will be required to adjust its net tax for self-assessed GST/HST, any unrecovered GST/HST paid on construction costs and the GST New Residential Rental Property Rebate. This election with respect to past transactions will apply only where the owner has not sold the facility on or before February 26, 2008.
Leases of Long-Term Residential Care Facilities (“Head Leases”)
Budget 2008 also proposes to clarify the GST/HST exempting provisions to ensure that “head lease” payments by an operator to an owner of a long-term residential care facility are exempt. The exemption will apply if “possession” or “use” of all or substantially all of the residential units of the facility has been given by the operator to individuals under a lease, licence or similar arrangement entered into for the purpose of their “occupancy” as a place of residence. This clarifying change is consistent with the change proposed to the GST New Residential Rental Property Rebate.
Generally, this clarifying measure will be effective after February 26, 2008. The measure will also apply to transactions on or before February 26, 2008, where the owner treated all head lease payments on or before that day as exempt.
Changes to Self-Assessment Rules
To address the issues raised by the Federal Court of Appeal’s decision discussed above, Budget 2008 proposes to amend the self-assessment rules to clarify that they apply where either “possession” or “use” of a residential unit in a residential facility is given to an individual under a lease, licence or similar arrangement for the purpose of occupying the unit as a place of residence. This measure will allow owners that constructed or substantially renovated long-term residential care facilities to benefit from the GST New Residential Rental Property Rebate as well as ensure that the subsequent sale of the facility will be exempt under the GST/HST.
This measure will be effective after February 26, 2008 and will also apply for transactions on or before February 26, 2008 where the owner has self-assessed GST/HST or an election to claim the new residential rental property rebate, as discussed above, has been made.

GST/HST Treatment of Property Leases for Wind and Solar Power Equipment
Currently, the supply of a right to explore for or exploit a mineral deposit, a peat deposit, or a forestry, water, or fishery resource is deemed not to be a “supply”, and the payments made for that right are deemed not to be “consideration”, for GST/HST purposes. As a result, GST/HST is generally not applicable to the payments for the right to explore for or exploit these natural resources. This GST/HST relief does not apply to the supply of such a right if the supply is made directly to a consumer or to a person who is not a GST/HST registrant and who acquires the right in the course of a business of making supplies to consumers.
Budget 2008 proposes that this relief be expanded to include a supply of a right of entry or use to generate, or evaluate the feasibility of generating, electricity from the sun or wind. Consistent with current rules, this expanded GST/HST relief will not apply if the supply is made directly to a consumer or to a person who is not a GST/HST registrant and who acquires the right in the course of a business of making supplies to consumers.
The proposal will apply to supplies made on or after February 26, 2008. It will also apply to supplies made before February 26, 2008 but only in respect of the portion of the consideration for the supply that becomes payable, or is paid without having become payable, on or after February 26, 2008.
Tobacco Taxation
Taxing tobacco products at a high and sustainable level is an important element of the Government’s health strategy to discourage smoking among Canadians. To ensure that the tobacco tax system continues to support the Government’s health goals, Budget 2008 proposes a number of changes to enhance tobacco taxation enforcement and compliance, and minor changes to the duty on certain tobacco products.

Tobacco Tax Enforcement and Compliance
Controls on Tobacco Manufacturing Equipment
Manufacturers of tobacco products must hold a licence under the Excise Act, 2001. To make it more difficult for a non-licensee to produce contraband tobacco products, Budget 2008 proposes to limit the possession and importation of tobacco manufacturing equipment to persons holding a license. The limits on possession and importation will not apply to equipment that is designed for use by an individual to make tobacco products for their personal use. These controls will apply as of the date the proposed amendments receive Royal Assent.
Licences
The Excise Act, 2001 provides the Minister of National Revenue with the authority to issue, refuse to issue, or cancel licences where it is in the public interest or in circumstances set out in regulations. Amendments are proposed to make explicit the Minister’s authority to refuse to issue, or cancel, a licence where access to the premises of a licensee or registrant is impeded. These amendments will apply as of the date they receive Royal Assent.
Excise Duty Rate on Manufactured Tobacco
Manufactured tobacco (e.g., fine-cut tobacco used in roll-your-own cigarettes) is currently subject to an excise duty of $57.85 per kilogram, and the rate can be calculated pro rata regardless of the package weight. To discourage the multiplicity of package sizes, thereby facilitating the Canada Revenue Agency’s implementation of the new stamping and marking regime, Budget 2008 proposes that manufactured tobacco will be subject to a duty of $2.8925 per 50 grams or fraction thereof effective July 1, 2008. Expressing the rate per unit of 50 grams will also discourage the production of packages of less than 50 grams, thus reducing the availability of small-sized packages to youth. This change will not impact the excise duty payable for packages of 50 grams or multiples of 50 grams.
Other Changes to Tobacco Excise Duties
Excise Duty Rate on Tobacco Sticks
Tobacco sticks are pre-portioned rolls of tobacco that require further assembly by the consumer, such as being inserted into paper tubes, to produce “roll-your-own” cigarettes. These products are currently subject to a lower rate of duty than cigarettes because of the further assembly required.

However, over time, the product has evolved, and now tobacco sticks differ very little from cigarettes. To equalize the tax treatment of tobacco sticks and cigarettes, Budget 2008 proposes that, effective February 27, 2008, the rate of duty on tobacco sticks will be increased to $0.085 per stick ($17 per carton of 200), the same rate that applies to cigarettes.
Excise Duty on Tobacco for Duty Free Markets
Canadian- and foreign-made cigarettes sold in the domestic market are subject to an excise duty of $17 per carton and must display a special stamp indicating that duty has been paid. To reduce the availability of low-cost cigarettes and support health goals, in 2001 a special excise duty, currently at the rate of $15 per carton, was imposed on all Canadian-made cigarettes for sale in domestic and foreign duty free shops, imports by returning travellers, and imports for sale in Canadian duty free shops.
The current rules allow Canadian producers to supply their normal stamped products to duty free shops and pay the special $15 per carton duty on that product. This simplifies compliance at the border for returning travellers since the stamp indicates that duty has already been paid.
To help limit access to untaxed tobacco products and to simplify compliance at the border for returning travellers, Budget 2008 proposes that stamped imported tobacco products also be allowed to be delivered to duty free markets. This change will provide foreign producers the same opportunity that Canadian producers have to pre-pay the duty on tobacco products intended for duty free shops if they so choose, thus relieving Canadian duty free shop operators and returning travellers from paying the special $15 per carton duty that would otherwise apply on the importation of such products.
To facilitate the payment of the special excise duty rates on imported stamped tobacco products sold in duty free markets, a new refund mechanism will be introduced. Under this approach, full domestic duties (e.g., $17 per carton of cigarettes) must first be paid on stamped imported tobacco products. Any stamped imports that are subsequently delivered to domestic or foreign duty free shops will then be eligible for a refund of the difference in the domestic and duty free market rate ($2 per carton of cigarettes).
The proposed changes to the stamping requirements and the proposed new refund mechanism will be effective February 27, 2008; however, the refund amounts will not be paid to claimants until after the provisions have received Royal Assent.

Excise Duty on Imitation Spirits
For the purpose of applying excise duties, there are three principal categories of alcohol products: spirits, wine and beer, with different rates for each category.
Recently, high-alcohol spirit-flavoured brewed products, also known as imitation spirits, have been introduced to the Canadian marketplace. These products are derived from a brewing process, but utilize flavourings to introduce the desired spirits flavour and a secondary production process to elevate the alcohol content to about 20 per cent alcohol by volume (ABV). In contrast, most consumer beers contain about 5 per cent ABV. The new products compete against traditional spirits products, but qualify and are subject to the lower excise duty rate on beer ($0.3122 per litre) because they are derived from a brewing process.
Budget 2008 proposes to make Canada’s alcohol excise taxation system fairer by treating imitation spirits like its competition, spirits, rather than like beer. Effective February 27, 2008, a maximum allowable alcohol concentration of 11.9 per cent ABV will be established for the excise duty rate on beer to apply to a product derived from a brewing process. Brewed products (including imitation spirits) above this threshold will qualify as spirits and be subject to an excise duty of $11.696 per litre of absolute alcohol. The 11.9 per cent represents the highest alcohol concentration achievable via traditional yeast fermentation processes, and thus the change will not affect most consumer beers.
As a result of this change, producers or importers of imitation spirits with an alcohol content above 11.9 per cent will be required to obtain a licence to produce spirits and report and remit the appropriate excise duty. To assist such producers or importers with the transition to the different licensing regime, their existing licence to produce or import beer will be treated as a licence to produce or import spirits until 30 days after this measure receives Royal Assent, and they will have the same deadline to apply for and receive a spirits licence.

Other Tax Measures
Aboriginal Tax Policy
Taxation is an integral part of good governance as it promotes greater accountability and self-sufficiency and provides the revenues for important public services and investments. Therefore, the Government of Canada supports initiatives encouraging the exercise of direct taxation powers by Aboriginal governments.
To date, the Government of Canada has entered into 30 sales tax arrangements whereby Indian Act bands and self-governing Aboriginal groups levy a sales tax within their reserves or their settlement lands. In addition, 13 arrangements respecting personal income taxes are in effect with self-governing Aboriginal groups under which they impose a personal income tax on all residents within their settlement lands. The Government reiterates its willingness to discuss and put into effect direct taxation arrangements with interested Aboriginal governments.
The Government of Canada also supports direct taxation arrangements between interested provinces or territories and Aboriginal governments and enacted legislation to facilitate such arrangements in 2006.

Previously Announced Measures
Budget 2008 confirms the Government’s intention to proceed with the following previously announced tax measures, as modified to take into account consultations and deliberations since their release:
•	Certain measures relating to the income taxation of foreign affiliates that were released in draft form on February 27, 2004 and have not since been enacted;

•	Proposed improvements to the application of the GST/HST to the financial services sector announced on January 26, 2007;

•	Draft amendments released on November 7, 2007, to improve the taxation of financial institutions by aligning the applicable income tax rules more closely to accounting standards;

•	Technical modifications announced on December 20, 2007 to the income tax rules that apply to “specified investment flow-through” (SIFT) trusts and partnerships, together with measures to facilitate the conversion of SIFTs to corporations;

•	The 2008 automobile expense figures announced on December 24, 2007; and

•	The extension, from 10 years to 20 years, of the carry-forward period for Canadian businesses’ unused investment tax credits, as announced on January 29, 2008.

Notice of Ways and Means Motion to Amend the Income Tax Act
That it is expedient to amend the Income Tax Act to provide among other things:
Tax-Free Savings Accounts
(1) For the introduction of Tax-Free Savings Accounts, in accordance with proposals described in the budget documents tabled by the Minister of Finance in the House of Commons on February 26, 2008.
Registered Education Savings Plans
(2) That, for the 2008 and subsequent taxation years,
(a) paragraphs (b) and (c) of the definition “specified plan” in subsection 146.1(1) of the Act be replaced by the following:
(b) under which the beneficiary is an individual in respect of whom paragraphs 118.3(1)(a) to (b) apply for the beneficiary’s taxation year that ends in the 31st year following the year in which the plan was entered into, and
(c) that provides that, at all times after the end of the 35th year following the year in which the plan was entered into, no other individual may be designated as a beneficiary under the plan;
(b) subparagraphs 146.1(2)(h)(i) and (ii) of the Act be replaced by the following:
(i) in the case of a specified plan, the 35th year following the year in which the plan was entered into, and
(ii) in any other case, the 31st year following the year in which the plan was entered into;
(c) subparagraphs 146.1(2)(i)(i) and (ii) of the Act be replaced by the following:
(i) in the case of a specified plan, the 40th year following the year in which the plan was entered into, and
(ii) in any other case, the 35th year following the year in which the plan was entered into;
(d) clause 146.1(2)(j)(ii)(A) of the Act be replaced by the following:
(A) the beneficiary had not attained 31 years of age before the time of the contribution, or

(3) That section 146.1 of the Act be amended, in respect of cessations of enrolment that occur after 2007, by adding the following after subsection (2.2):
Extension for making educational assistance payments
     (2.21) Notwithstanding paragraph (2)(g.1), an education savings plan may allow for the payment of an educational assistance payment to or for an individual at any time in the six-month period immediately following the particular time at which the individual ceases to be enrolled as a student in a qualifying educational program or a specified educational program, as the case may be, if the payment would have complied with the requirements of paragraph (2)(g.1) had the payment been made immediately before the particular time.
Timing of payment
     (2.22) An educational assistance payment that is made at any time in accordance with subsection (2.21) but not in accordance with paragraph (2)(g.1) is deemed, for the purposes of applying that paragraph at and after that time, to have been made immediately before the particular time referred to in subsection (2.21).
Excess Corporate Holdings by Private Foundations
(4) That the provisions of the Act relating to the ownership of shares of corporations by private foundations be modified in accordance with proposals described in the budget documents tabled by the Minister of Finance in the House of Commons on February 26, 2008.
Dividend Tax Credit
(5) That, for the 2009 and subsequent taxation years,
(a) subparagraph 82(1)(b)(ii) of the Act be replaced by the following:
(ii) the product of the amount determined under paragraph (a.1) in respect of the taxpayer for the taxation year multiplied by
(A) for the 2009 taxation year, 45%
(B) for the 2010 taxation year, 44%,
(C) for the 2011 taxation year, 41%, and
(D) for taxation years after 2011, 38%;

(b) paragraph 121(b) of the Act be replaced by the following:
(b) the product of the amount, if any, that is required by subparagraph 82(1)(b)(ii) to be included in computing the individual’s income for the year multiplied by
(i) for the 2009 taxation year, 11/18,
(ii) for the 2010 taxation year, 10/17,
(iii) for the 2011 taxation year, 13/23, and
(iv) for taxation years after 2011, 6/11.
Medical Expense Tax Credit
(6) That, for the 2008 and subsequent taxation years, the portion of paragraph 118.2(2)(l) of the Act before subparagraph (i) be replaced by the following:
(l) on behalf of the patient who is blind or profoundly deaf or has severe autism or severe epilepsy or has a severe and prolonged impairment that markedly restricts the use of the patient’s arms or legs,
(7) That, for expenses incurred after February 25, 2008, paragraph 118.2(2)(n) of the Act be replaced by the following:
(n) for drugs, medicaments or other preparations or substances (other than those described in paragraph (k))
(i) that are manufactured, sold or represented for use in the diagnosis, treatment or prevention of a disease, disorder or abnormal physical state, or its symptoms, or in restoring, correcting or modifying an organic function,
(ii) that can lawfully be acquired for use by the patient only if prescribed by a medical practitioner or dentist, and
(iii) the purchase of which is recorded by a pharmacist;
Registered Disability Savings Plan
(8) That, for the 2008 and subsequent taxation years,
(a) subparagraph 146.4(4)(p)(ii) of the Act be replaced by the following:
(ii) the first calendar year throughout which the beneficiary has no severe and prolonged impairments with the effects described in paragraph 118.3(1)(a.1).

(b) paragraph 146.4(12)(d) of the Act be replaced by the following:
(d) if the failure consists of the plan not being terminated by the time set out in paragraph (4)(p) and the failure was due to the issuer being unaware of, or there being some uncertainty as to, the existence of circumstances requiring that the plan be terminated,
(i) the Minister may specify a later time by which the plan is to be terminated (but no later than is reasonably necessary for the plan to be terminated in an orderly manner), and
(ii) paragraph (4)(p) and the plan terms are, for the purposes of paragraphs (11)(a) and (b), to be read as though they required the plan to be terminated by the time so specified.
Donations of Securities (exchangeable shares)
(9) That the provisions of the Act relating to taxable capital gains arising on the donation of publicly-traded securities be modified in accordance with proposals described in the budget documents tabled by the Minister of Finance in the House of Commons on February 26, 2008.
Northern Residents Deduction — Residency Amount
(10) That for the 2008 and subsequent taxation years, clauses 110.7(1)(b)(ii)(A) and (B) of the Act by replaced by the following:
(A) $8.25 multiplied by the number of days in the year included in the qualifying period in which the taxpayer resided in the particular area, and
(B) $8.25 multiplied by the number of days in the year included in that portion of the qualifying period throughout which the taxpayer maintained and resided in a self-contained domestic establishment in the particular area (except any day included in computing a deduction claimed under this paragraph by another person who resided on that day in the establishment).

Mineral Exploration Tax Credit
(11) That, for expenses renounced under a flow through share agreement made after March 2008,
(a) paragraph (a) of the definition “flow-through mining expenditure” in subsection 127(9) of the Act be replaced by the following:
(a) that is a Canadian exploration expense incurred by a corporation after March 2008 and before 2010 (including, for greater certainty, an expense that is deemed by subsection 66(12.66) to be incurred before 2010) in conducting mining exploration activity from or above the surface of the earth for the purpose of determining the existence, location, extent or quality of a mineral resource described in paragraph (a) or (d) of the definition “mineral resource” in subsection 248(1),
(b) paragraphs (c) and (d) of the definition “flow-through mining expenditure” in subsection 127(9) of the Act be replaced by the following:
(c) an amount in respect of which is renounced in accordance with subsection 66(12.6) by the corporation to the taxpayer (or a partnership of which the taxpayer is a member) under an agreement described in that subsection and made after March 2008 and before April 2009, and
(d) that is not an expense that was renounced under subsection 66(12.6) to the corporation (or a partnership of which the corporation is a member), unless that renunciation was under an agreement described in that subsection and made after March 2008 and before April 2009;
Scientific Research and Experimental Development
(12) That, subject to subsection (14), in respect of expenditures made on or after February 26, 2008, section 37 of the Act be amended by adding the following after subsection (1.3):
Salary or wages for SR&ED outside Canada
     (1.4) For the purposes of this section, section 127 and Part XXIX of the Income Tax Regulations, the amount of a taxpayer’s expenditure for a taxation year determined under subsection (1.5) is deemed to be made in the taxation year in respect of scientific research and experimental development carried on in Canada by the taxpayer.

Salary or wages outside Canada — limit determined
     (1.5) The amount of a taxpayer’s expenditure for a taxation year determined under this subsection is the lesser of
(a) the amount that is the total of all expenditures made by the taxpayer in the taxation year, each of which is an expenditure made in respect of an expense incurred in the taxation year
(i) for salary or wages paid to an employee who was resident in Canada at the time the expense was incurred,
(ii) in respect of scientific research and experimental development that
(A) was carried on outside Canada,
(B) was directly undertaken by the taxpayer,
(C) related to a business of the taxpayer, and
(D) was solely in support of scientific research and experimental development carried on in Canada by the taxpayer; and
(b) the amount that is 10 per cent of the total of all expenditures, made by the taxpayer in the year, each of which would, if this Act were read without reference to subsection (1.4), be an expenditure made in respect of an expense incurred in the year for salary or wages paid to an employee in respect of scientific research and experimental development that was carried on in Canada, that was directly undertaken by the taxpayer and that related to a business of the taxpayer.
(13) That, in respect of taxation years that end on or after February 26, 2008,
(a) paragraph 37(2)(a) of the Act be replaced by the following:
(a) on scientific research and experimental development carried on outside Canada, directly undertaken by or on behalf of the taxpayer, and related to the business (except to the extent that subsection (1.4) deems the expenditures to have been made in Canada); or
(b) subsection 37(9) of the Act be replaced by the following:
Salary or wages
     (9) An expenditure of a taxpayer

(a) does not include, for the purposes of clauses (8)(a)(ii)(A) and (B), remuneration based on profits or a bonus, where the remuneration or bonus, as the case may be, is in respect of a specified employee of the taxpayer; and
(b) includes, for the purpose of paragraph (1.5)(a), an amount paid in respect of an expense incurred in the year for salary or wages paid to an employee only if the taxpayer reasonably believes that the salary or wages is not subject to an income or profits tax imposed, because of the employee’s presence or activity in a country other than Canada, by the government of that other country.
(14) That, for taxation years that include February 26, 2008 the reference in paragraph 37(1.5)(b) of the Act, as proposed by subsection (12), to “10 per cent” be read as a reference to the percentage determined by the formula
10% x A/B
where
A	is the number of days in the taxation year that are after February 25, 2008; and

B	is the total number of days in the taxation year.
(15) That, subject to subsection (16), for taxation years that end on or after February 26, 2008, subsection 127(10.2) of the Act be replaced by the following:
Expenditure limit determined
     (10.2) For the purpose of subsection (10.1), a particular corporation’s expenditure limit for a particular taxation year is the amount determined by the formula
($7 million — 10A) × ($40 million — B)/$40 million
where
A is the greater of
     (a) $400,000, and
     (b) the amount that is
(i) if the particular corporation is not associated with any other corporation in the particular taxation year, the particular corporation’s taxable income for its immediately preceding taxation year (determined before taking into consideration the specified future tax consequences for that preceding year), or

(ii) if the particular corporation is associated with one or more other corporations in the particular taxation year, the total of all amounts each of which is the taxable income of the particular corporation for its, or of one of the other corporations for its, last taxation year that ended in the last calendar year that ended before the end of the particular taxation year (determined before taking into consideration the specified future tax consequences for that last taxation year); and
B is
(a) nil, if the following amount is less than or equal to $10 million:
(i) where the particular corporation is not associated with any other corporation in the particular taxation year, the amount that is its taxable capital employed in Canada (within the meaning assigned by section 181.2) for its immediately preceding taxation year, or
(ii) where the particular corporation is associated with one or more other corporations in the particular taxation year, the amount that is the total of all amounts, each of which is the taxable capital employed in Canada (within the meaning assigned by section 181.2) of the particular corporation for its, or of one of the other corporations for its, last taxation year that ended in the last calendar year that ended before the end of the particular taxation year; or
(b) in any other case, the lesser of $40 million and the amount by which the amount determined under subparagraph (a)(i) or (ii), as the case may be, exceeds $10 million.
(16) That, for taxation years that include February 26, 2008, the expenditure limit of a corporation for the taxation year in subsection 127(10.2) of the Act be determined by the formula
A + [(B-A) × (C/D)]
where
A	is the expenditure limit of the corporation for the taxation year determined in accordance with the formula in subsection 127(10.2) as that subsection read in its application to a taxation year that ended immediately before February 26, 2008;

B	is the expenditure limit of the corporation for the taxation year determined in accordance with the formula in subsection 127(10.2) as that subsection is proposed to be inacted by subsection (15);

C	is the number of days in the taxation year that are after February 25, 2008; and

D	is the total number of days in the taxation year.

Graduated Penalties and Remittance of Source Deductions
(17) That, in respect of remittances by a prescribed person that are first due on or after February 26, 2008, section 153 of the Act be amended to add after subsection (1.3) the following:
Exception — remittance to designated financial institution
     (1.4) For the purpose of subsection (1), a prescribed person referred to in that subsection is deemed to have remitted an amount to the account of the Receiver General at a designated financial institution if the prescribed person has remitted the amount to the Receiver General at least one day before the day upon which the amount is due.
(18) That, in respect of payments and remittances that are required to be made on or after February 26, 2008, paragraph 227(9)(a) of the Act be replaced by the following:
     (a) subject to paragraph (b), if
(i) the Receiver General receives that amount on or before the day it was due, but that amount is not paid in the manner required, 3% of that amount,
(ii) the Receiver General receives that amount
(A) one to three days after it was due, 3% of that amount,
(B) four or five days after it was due, 5% of that amount,
(C) six or seven days after it was due, 7% of that amount, or
(iii) that amount is not paid or remitted on or before the seventh day after it was due, 10% of that amount; or
Enhancing Canada’s Cross-Border Business
and Investment Environment
(19) That, in respect of dispositions of property that take place after 2008,
(a) subsection 116(5) of the Act be amended by deleting the word “or” at the end of paragraph (a) and by adding the following after that paragraph:
     (a.1) subsection (5.01) applies to the acquisition, or
(b) section 116 of the Act be amended by adding the following after subsection (5):

Treaty-protected property
     (5.01) This subsection applies to the acquisition of a property by a person (referred to in this subsection as the “purchaser”) from a non-resident person if
(a) the purchaser concludes after reasonable inquiry that the nonresident person is, under a tax treaty that Canada has with a particular country, resident in the particular country;
(b) the property would be treaty-protected property of the non-resident person if the non-resident person were, under the tax treaty referred to in paragraph (a), resident in the particular country; and
(c) the purchaser provides notice under subsection (5.02) in respect of the acquisition.
Notice by purchaser in respect of an acquisition of property
     (5.02) A person (referred to in this subsection as the “purchaser”) who acquires property from a non-resident person provides notice under this subsection in respect of the acquisition if the purchaser sends to the Minister, on or before the day that is 30 days after the date of the acquisition, a notice setting out
(a) the date of the acquisition;
(b) the name and address of the non-resident person;
(c) a description of the property sufficient to identify it;
(d) the amount paid or payable, as the case may be, by the purchaser for the property; and
(e) the name of the particular country.
(c) subsection 116(6) of the Act be amended by deleting the word “and” at the end of paragraph (g), by adding the word “and” at the end of paragraph (h) and by adding the following after paragraph (h):
(i) a property that is, at the time of its disposition, a treaty-exempt property of the person;

(d) section 116 of the Act be amended by adding the following after subsection (6):
Treaty-exempt property
     (6.1) For the purpose of subsection (6), a property is a treaty-exempt property of a non-resident person, at the time of the non-resident person’s disposition of the property to another person (referred to in this subsection as the “purchaser”), if
(a) it is, at that time, a treaty-protected property of the non-resident person; and
(b) where the purchaser and the non-resident person are related at that time, the purchaser provides notice under subsection (5.02) in respect of the disposition.
(e) clauses 150(1)(a)(i)(C) and (D) of the Act be replaced by the following
(C) has a taxable capital gain (otherwise than from an excluded disposition), or
(D) disposes of a taxable Canadian property (otherwise than in an excluded disposition), or
(f) subparagraph 150(1)(a)(ii) of the Act be replaced by the following:
(ii) tax under this Part
(A) is payable by the corporation for the year, or
(B) would be, but for a tax treaty, payable by the corporation for the year (otherwise than in respect of a disposition of taxable Canadian property that is treaty-protected property of the corporation);
(g) subparagraph 150(1.1)(b)(iii) of the Act be replaced by the following:
(iii) where the individual is non-resident throughout the year, the individual has a taxable capital gain (otherwise than from an excluded disposition) or disposes of a taxable Canadian property (otherwise than in an excluded disposition) in the year, or
(h) section 150 of the Act be amended by adding the following after subsection (4):
Definition of “excluded disposition”
     (5) For the purposes of this section, a disposition of a property by a taxpayer at any time in a taxation year is an excluded disposition if
     (a) the taxpayer is non-resident at that time;

(b) no tax is payable under this Part by the taxpayer for the taxation year;
(c) the taxpayer is, at that time, not liable to pay any amount under this Act in respect of any previous taxation year (other than an amount for which the Minister has accepted, and holds, adequate security under section 116 or 220); and
(d) each taxable Canadian property disposed of by the taxpayer in the taxation year is
(i) excluded property within the meaning assigned by subsection 116(6), or
(ii) a property in respect of the disposition of which the Minister has issued to the taxpayer a certificate under subsection 116(2), (4) or (5.2).
Donation of Medicines for the Developing World
(20) That, in respect of gifts of medicine that are made on or after July 1, 2008,
(a) paragraphs 110.1(8)(b) and (c) of the Act be replaced by the following:
(b) the property that is the subject of the gift is a medicine that is available to be used by the donee at least six months prior to the expiration date, within the meaning of the Food and Drug Regulations, of the medicine;
(c) the medicine qualifies as a drug, within the meaning of the Food and Drugs Act, and the drug
(i) meets the requirements of that Act, or would meet those requirements if that Act were read without reference to its subsection 37(1), and
(ii) is not a food, cosmetic or device (as those terms are defined in that Act), a natural health product (as defined in the Natural Health Products Regulations) or a veterinary drug;
(b) paragraph 110.1(8)(e) of the Act be replaced by the following:
(e) the donee is a registered charity that, in the opinion of the Minister of International Cooperation (or, if there is no such Minister, the Minister responsible for the Canadian International Development Agency) meets conditions prescribed by regulation.

Provincial Component of SIFT Tax
(21) That, for the 2009 and subsequent taxation years,
(a) the description of D in subsection 122(1) of the Act be replaced by the following:
D is the provincial SIFT tax rate of the SIFT trust for the taxation year, and
(b) the description of C in the definition “taxable SIFT trust distributions” in subsection 122(3) of the Act be replaced by the following:
C is the provincial SIFT tax rate of the SIFT trust for the taxation year.
(c) the description of C in subsection 197(2) of the Act be replaced by the following:
C	is the provincial SIFT tax rate of the SIFT partnership for the taxation year.
(d) the definition “provincial SIFT tax factor” in subsection 248(1) of the Act be replaced by the following:
“provincial SIFT tax rate”
« taux d’imposition provincial des EIPD »
“provincial SIFT tax rate” of a SIFT trust or SIFT partnership for a taxation year means the prescribed amount determined in respect of the SIFT trust or SIFT partnership for the taxation year;

Notice of Ways and Means Motion to Amend the Excise Tax Act Relating to the Goods and Services Tax and Harmonized Sales Tax (GST/HST)
That it is expedient to amend the Excise Tax Act as follows:
Health Measures
     1. (1) Section 5 of Part II of Schedule V to the Excise Tax Act is replaced by the following:
     5. A supply of a consultative, diagnostic, treatment or other health care service (other than a surgical or dental service that is performed for cosmetic purposes and not for medical or reconstructive purposes) that is rendered by a medical practitioner to an individual.
     (2) Subsection (1) applies to any supply made after February 26, 2008.
     2. (1) Section 6 of Part II of Schedule V to the Act is replaced by the following:
     6. A supply of a nursing service rendered to an individual by a registered nurse, a registered nursing assistant, a licensed or registered practical nurse or a registered psychiatric nurse, if the service is rendered within a nurse-patient relationship.
     (2) Subsection (1) applies to any supply made after February 26, 2008.
     3. (1) The portion of section 7 of Part II of Schedule V to the Act before paragraph (a) is replaced by the following:
     7. A supply of any of the following services if the service is rendered to an individual by a practitioner of the service:
     (2) Subsection (1) applies to any supply made after February 26, 2008.
     4. (1) Sections 7.1 and 7.2 of Part II of Schedule V to the Act are replaced by the following:
     7.1 A supply of a dietetic service rendered by a practitioner of the service, if the service is rendered to an individual or the supply is made to a public sector body or to the operator of a health care facility.

7.2 A supply of a service rendered in the practice of the profession of social work where
(a) the service is rendered to an individual within a professional-client relationship between the particular individual who renders the service and the individual and is provided for the prevention, assessment or remediation of, or to assist the individual in coping with, a physical, emotional, behavioural or mental disorder or disability of the individual or of another individual to whom the individual is related or to whom the individual provides care or supervision otherwise than in a professional capacity; and
(b) either
(i) if the particular individual is required to be licensed or otherwise certified to practise the profession of social work in the province in which the service is supplied, the particular individual is so licensed or certified, or
(ii) if the particular individual is not required to be licensed or otherwise certified to practise that profession in that province, the particular individual has the qualifications equivalent to those necessary to be licensed or certified to practise that profession in a province in which such a requirement exists.
     (2) Subsection (1) applies to any supply made after February 26, 2008.
     5. (1) Section 10 of Part II of Schedule V to the Act is replaced by the following:
     10. A supply of a prescribed diagnostic, treatment or other health care service rendered to an individual if made on the order of
(a) a medical practitioner or practitioner; or
(b) a registered nurse authorized under the laws of a province to order such a service if the order is made within a nurse-patient relationship.
     (2) Subsection (1) applies to any supply made after February 26, 2008.
     6. (1) Part II of Schedule V to the Act is amended by adding the following after section 13:
     14. A supply (other than a zero-rated supply or a prescribed supply) of a training service if

(a) the training is specially designed to assist individuals with a disorder or disability in coping with the effects of the disorder or disability or to alleviate or eliminate those effects and is given to a particular individual with the disorder or disability or to another individual who provides personal care or supervision to the particular individual otherwise than in a professional capacity; and
(b) one of the following circumstances exists:
(i) a person acting in the capacity of a practitioner, medical practitioner, social worker or registered nurse, and in the course of a professional-client relationship between the person and the particular individual, has certified in writing that the training is an appropriate means to assist the particular individual in coping with the effects of the disorder or disability or to alleviate or eliminate those effects,
(ii) a prescribed person, or a member of a prescribed class of persons, has, subject to prescribed circumstances or conditions, certified in writing that the training is an appropriate means to assist the particular individual in coping with the effects of the disorder or disability or to alleviate or eliminate those effects, or
(iii) the supplier
(A) is a government,
(B) is paid an amount to make the supply by a government or organization administering a government program targeted at assisting individuals with a disorder or disability, or
(C) receives evidence satisfactory to the Minister that, for the purpose of the acquisition of the service, an amount has been paid or is payable to a person by a government or organization administering a government program targeted at assisting individuals with a disorder or disability.
     15. For the purposes of section 14, a training service does not include training that is similar to the training ordinarily given to individuals who
     (a) do not have a disorder or disability; and
     (b) do not provide personal care or supervision to an individual with a disorder or disability.
     (2) Subsection (1) applies to any supply made after February 26, 2008.

     7. (1) The definition of “prescription” in section 1 of Part I of Schedule VI to the Act is replaced by the following:
“prescription”
« ordonnance »
“prescription” means a written or verbal order, given to a pharmacist by a medical practitioner or authorized individual, directing that a stated amount of any drug or mixture of drugs specified in the order be dispensed for the individual named in the order.
     (2) Section 1 of Part I of Schedule VI to the Act is amended by adding the following in alphabetical order:
“authorized individual”
« particulier autorisé »
“authorized individual” means an individual, other than a medical practitioner, who is authorized under the laws of a province to make an order directing that a stated amount of a drug or mixture of drugs specified in the order be dispensed for the individual named in the order;
(3) Subsections (1) and (2) apply to any supply made
(a) after February 26, 2008; or
(b) on or before February 26, 2008 if no amount was charged, collected or remitted on or before that day as or on account of tax under Part IX of the Act in respect of the supply.
     8. (1) Paragraph 2(b) of Part I of Schedule VI to the Act is replaced by the following:
(b) a drug included in Schedule F to the Food and Drug Regulations, other than a drug or mixture of drugs that may, pursuant to the Food and Drugs Act or those Regulations, be sold to a consumer with neither a prescription nor a written order signed by the Director (as defined in those Regulations),
     (2) Paragraph 2(d) of Part I of Schedule VI to the Act is replaced by the following:
(d) a drug that contains a substance included in the schedule to the Narcotic Control Regulations, other than a drug or mixture of drugs that may, pursuant to the Controlled Drugs and Substances Act or regulations made under that Act, be sold to a consumer with neither a prescription nor an exemption by the Minister of Health in respect of the sale,
     (3) Subsections (1) and (2) apply to any supply made after February 26, 2008.

     9. (1) Paragraph 3(b) of Part I of Schedule VI to the Act is replaced by the following:
(b) on the prescription of a medical practitioner or authorized individual for the personal consumption or use of the individual named in the prescription.
     (2) Subsection (1) applies to any supply made
(a) after February 26, 2008; or
(b) on or before February 26, 2008 if no amount was charged, collected or remitted on or before that day as or on account of tax under Part IX of the Act in respect of the supply.
     10. (1) Part II of Schedule VI to the Act is amended by adding the following after section 1:
     1.1 For the purposes of this Part, other than section 33, a supply of property that is not designed for human use or for assisting an individual with a disability or impairment is deemed not to be included in this Part.
     (2) Subsection (1) applies to any supply made after February 26, 2008.
     11. (1) Section 6 of Part II of Schedule VI to the Act is replaced by the following:
     6. A supply of a mechanical percussor for postural drainage treatment or a chest wall oscillation system for airway clearance therapy.
     (2) Subsection (1) applies to any supply made after February 26, 2008.
     12. (1) Section 14 of Part II of Schedule VI to the Act is replaced by the following:
     14. A supply of a chair, walker, wheelchair lift or similar aid to locomotion, with or without wheels, including motive power and wheel assemblies therefor, that is specially designed to be operated by an individual with a disability for locomotion of the individual.
     14.1 A supply of a chair that is specially designed for use by an individual with a disability if the chair is supplied on the written order of a medical practitioner for use by a consumer named in the order.
     (2) Subsection (1) applies to any supply made after February 26, 2008.

     13. (1) Section 20 of Part II of Schedule VI to the Act is replaced by the following:
     20. A supply of a toilet seat, bath seat, shower seat or commode chair that is specially designed for use by an individual with a disability.
     (2) Subsection (1) applies to any supply made after February 26, 2008.
     14. (1) Sections 33 to 34 of Part II of Schedule VI to the Act are replaced by the following:
     33. A supply of an animal that is or is to be specially trained to assist an individual with a disability or impairment with a problem arising from the disability or impairment, or a supply of a service of training an individual to use the animal, if the supply is made to or by an organization that is operated for the purpose of supplying such specially trained animals to individuals with the disability or impairment.
     34. A supply of a service (other than a service the supply of which is included in any provision of Part II of Schedule V except section 9 of that Part and a service related to the provision of a surgical or dental service that is performed for cosmetic purposes and not for medical or reconstructive purposes) of installing, maintaining, restoring, repairing or modifying a property the supply of which is included in any of sections 2 to 32 and 37 to 41 of this Part, or any part for such a property if the part is supplied in conjunction with the service.
     (2) Subsection (1) applies to any supply made after February 26, 2008.
     15. (1) Part II of Schedule VI to the Act is amended by adding the following after section 40:
     41. A supply of a device that is specially designed for neuromuscular stimulation therapy or standing therapy, if supplied on the written order of a medical practitioner for use by a consumer with paralysis or a severe mobility impairment who is named in the order.
     (2) Subsection (1) applies to any supply made after February 26, 2008.
Treatment of Long-Term Residential Care Facilities
     16. (1) Subparagraph 191(1)(b)(i) of the Act is replaced by the following:
(i) gives possession or use of the complex to a particular person under a lease, licence or similar arrangement (other than an arrangement, under or arising as a consequence of an agreement of purchase and sale of the complex, for the possession or occupancy of the complex until ownership of the complex is transferred to the purchaser under the agreement) entered into for the purpose of its occupancy by an individual as a place of residence,
     (2) The portion of subparagraph 191(1)(b)(ii) of the Act before clause (A) is replaced by the following:
(ii) gives possession or use of the complex to a particular person under an agreement for
     (3) Paragraph 191(1)(c) of the Act is replaced by the following:
(c) the builder, the particular person, or an individual who has entered into a lease, licence or similar arrangement in respect of the complex with the particular person, is the first individual to occupy the complex as a place of residence after substantial completion of the construction or renovation,
     (4) Paragraph 191(1)(d) of the Act is replaced by the following:
(d) to have made and received, at the later of the time the construction or substantial renovation is substantially completed and the time possession or use of the complex is so given to the particular person or the complex is so occupied by the builder, a taxable supply by way of sale of the complex, and
     (5) Subparagraph 191(3)(b)(i) of the Act is replaced by the following:
(i) gives, to a particular person who is not a purchaser under an agreement of purchase and sale of the complex, possession or use of any residential unit in the complex under a lease, licence or similar arrangement entered into for the purpose of the occupancy of the unit by an individual as a place of residence,
     (6) The portion of subparagraph 191(3)(b)(i.1) of the Act before clause (A) is replaced by the following:
(i.1) gives possession or use of any residential unit in the complex to a particular person under an agreement for
     (7) Paragraph 191(3)(c) of the Act is replaced by the following:
(c) the builder, the particular person, or an individual who has entered into a lease, licence or similar arrangement in respect of a residential unit in the complex with the particular person, is the first individual to occupy a residential unit in the complex as a place of residence after substantial completion of the construction or renovation,

     (8) Paragraph 191(3)(d) of the Act is replaced by the following:
(d) to have made and received, at the later of the time the construction or substantial renovation is substantially completed and the time possession or use of the unit is so given to the particular person or the unit is so occupied by the builder, a taxable supply by way of sale of the complex, and
     (9) Subparagraph 191(4)(b)(i) of the Act is replaced by the following:
(i) gives, to a particular person who is not a purchaser under an agreement of purchase and sale of the complex, possession or use of any residential unit in the addition under a lease, licence or similar arrangement entered into for the purpose of the occupancy of the unit by an individual as a place of residence,
     (10) The portion of subparagraph 191(4)(b)(i.1) of the Act before clause (A) is replaced by the following:
(i.1) gives possession or use of any residential unit in the addition to a particular person under an agreement for
     (11) Paragraph 191(4)(c) of the Act is replaced by the following:
(c) the builder, the particular person, or an individual who has entered into a lease, licence or similar arrangement in respect of a residential unit in the addition with the particular person, is the first individual to occupy a residential unit in the addition as a place of residence after substantial completion of the construction of the addition,
     (12) Paragraph 191(4)(d) of the Act is replaced by the following:
(d) to have made and received, at the later of the time the construction of the addition is substantially completed and the time possession or use of the unit is so given to the particular person or the unit is so occupied by the builder, a taxable supply by way of sale of the addition, and

     (13) The portion of subsection 191(10) of the Act before paragraph (c) is replaced by the following:
Transfer of possession attributed to builder
(10) For the purposes of this section, if
(a) a builder of a residential complex or an addition to a multiple unit residential complex makes a supply of the complex or a residential unit in the complex or addition by way of lease, licence or similar arrangement and the supply is an exempt supply described by section 6.1 or 6.11 of Part I of Schedule V,
(b) the recipient of the supply is acquiring the complex or unit for use or supply in the course of making exempt supplies and, as part of an exempt supply, possession or use of the complex, unit or residential units in the complex is given under a lease, licence or similar arrangement entered into for the purpose of the occupancy of the complex or unit by an individual as a place of residence or lodging, and
     (14) For the purposes of subsection (15), the particular time in respect of a residential complex or an addition to a residential complex is the later of
(a) the time the construction or substantial renovation of the residential complex or addition is substantially completed; and
(b) the earlier of the time the builder of the complex or addition first gives possession or use of the complex, or of a residential unit in the complex or addition, to a person for the purpose of the occupancy of the complex or unit by an individual as a place of residence and the time the complex or a residential unit in the complex or addition is occupied by the builder as a place of residence.
     (15) Subsections (1) to (12) apply in respect of a residential complex or an addition to a residential complex if the particular time is
(a) after February 26, 2008; or
(b) on or before February 26, 2008 and the builder of the complex or addition, as the case may be,
(i) would have been deemed under section 191 of the Act to have made, at the particular time, a taxable supply by way of sale of the complex or addition if that section, as amended by subsections (1) to (13), had applied at that time, and

(ii) has reported an amount as or on account of tax, as a result of the builder applying section 191 of the Act in respect of the complex or addition, in the builder’s return under Division V of Part IX of the Act for any reporting period the return for which is filed, or is required under that Division to be filed on or before a day that is, on or before February 26, 2008.
     (16) For the purposes of subsection (17), the particular time in respect of a residential complex or an addition to a residential complex is the later of the time
(a) the construction or substantial renovation of the residential complex or addition is substantially completed; and
(b) possession of the complex, or of a residential unit in the complex or addition, is given to a person for use or supply in the course of making exempt supplies.
     (17) Subsection (13) applies in respect of a residential complex or an addition to a residential complex if the particular time is
(a) after February 26, 2008; or
(b) on or before February 26, 2008 and the builder of the complex or addition, as the case may be,
(i) would have been deemed under section 191 of the Act to have made, at the particular time, a taxable supply by way of sale of the complex or addition if that section, as amended by subsections (1) to (13), had applied at that time, and
(ii) has reported an amount as or on account of tax, as a result of the builder applying section 191 of the Act in respect of the complex or addition, in the builder’s return under Division V of Part IX of the Act for any reporting period the return for which is filed, or is required under that Division to be filed on or before a day that is, on or before February 26, 2008.
     (18) For the purposes of the Act, if a person
(a) is the builder of a residential complex or of an addition to a multiple unit residential complex,

(b) is deemed under subsection 191(1), (3) or (4) of the Act to have made and received, at a particular time that is on or after February 26, 2008, a taxable supply by way of sale of the residential complex or addition and to have paid as a recipient and to have collected as a supplier a particular amount of tax in respect of the taxable supply, and
(c) has not claimed or deducted an amount (in this subsection referred to as an “unclaimed credit”) in respect of property or a service in determining the net tax for any reporting period of the person the return for which is filed, or is required under Division V of Part IX of the Act to be filed on or before a day that is, on or before February 26, 2008 and
(i) the property or service, in a particular reporting period that ends before February 26, 2008,
(A) was acquired, imported or brought into a participating province for consumption or use in making the taxable supply, or
(B) was, in relation to the complex or addition, acquired, imported or brought into a participating province and would have been acquired, imported or brought into the participating province for consumption or use in making the taxable supply if section 191 of the Act were read as amended by this Act, and
(ii) the unclaimed credit is, or would be if section 191 of the Act were read as amended by this Act, an input tax credit of the person, the unclaimed credit of the person is deemed to be an input tax credit of the person for the reporting period of the person that includes February 26, 2008 and not to be an input tax credit of the person for any other reporting period.
     (19) For the purposes of this section,
(a) subsection 191(9) of the Act applies in determining the time the construction or substantial renovation of a residential complex or an addition to a residential complex is substantially completed; and
(b) subsection 191(10) of the Act, as amended by subsection (13), applies in determining the time possession of a residential complex or a residential unit in a residential complex or addition to a residential complex is given to a person.

     17. (1) The portion of paragraph 191.1(2)(b) of the Act before subparagraph (i) is replaced by the following:
(b) possession or use of at least 10% of the residential units in the complex is intended to be given for the purpose of their occupancy as a place of residence or lodging by
     (2) Subparagraphs 191.1(2)(b)(vi) and (vii) of the Act are replaced by the following:
(vi) individuals whose eligibility for occupancy of the units as a place of residence or lodging, or for reduced payments in respect of their occupancy as a place of residence or lodging, is dependent on a means or income test,
(vii) individuals for whose benefit no other persons (other than public sector bodies) pay consideration for supplies that include giving possession or use of the units for occupancy by the individuals as a place of residence or lodging and who either pay no consideration for the supplies or pay consideration that is significantly less than the consideration that could reasonably be expected to be paid for comparable supplies made by a person in the business of making such supplies for the purpose of earning a profit, or
     (3) For the purposes of subsection (4), the particular time in respect of a residential complex or an addition to a residential complex is the later of
(a) the time the construction or substantial renovation of the residential complex or addition is substantially completed; and
(b) the earlier of the time the builder of the complex or addition first gives possession or use of the complex or of a residential unit in the complex or addition to a person for the purpose of the occupancy of the complex or unit by an individual as a place of residence and the time the complex or a residential unit in the complex or addition is occupied by the builder as a place of residence.
     (4) Subsections (1) and (2) apply in respect of a residential complex or an addition to a residential complex if the particular time is
(a) after February 26, 2008; or

(b) on or before February 26, 2008 and the builder of the complex or addition, as the case may be,
(i) would have been deemed under section 191 of the Act to have made, at the particular time, a taxable supply by way of sale of the complex or addition if that section, as amended by subsections 16(1) to (13), had applied at that time, and
(ii) has reported an amount as or on account of tax, as a result of the builder applying section 191 of the Act in respect of the complex or addition, in the builder’s return under Division V of Part IX of the Act for any reporting period the return for which is filed, or is required under that Division to be filed on or before a day that is, on or before February 26, 2008.
(5) For the purposes of this section,
(a) subsection 191(9) of the Act applies in determining the time the construction or substantial renovation of a residential complex or an addition to a residential complex is substantially completed; and
(b) subsection 191(10) of the Act, as amended by subsection 16(13), applies in determining the time possession of a residential complex or a residential unit in a residential complex or addition to a residential complex is given to a person.
     18. (1) The Act is amended by adding the following after section 236.3:
Election for a residential complex
     236.4 (1) A person may make an election in respect of a residential complex, or in respect of an addition to a multiple unit residential complex, for a particular reporting period of the person if
(a) the person is the builder of the residential complex or addition;
(b) the person is deemed under subsection 191(1), (3) or (4) to have made and received, at a particular time that is on or before February 26, 2008, a taxable supply by way of sale of the residential complex or addition and to have paid as a recipient and to have collected as a supplier a particular amount of tax in respect of that supply;
(c) the person has not reported an amount as or on account of tax in respect of the taxable supply in the person’s return under Division V for any reporting period the return for which is filed, or is required under that Division to be filed on or before a day that is, on or before February 26, 2008;

(d) the person would be entitled to claim a rebate under subsection 256.2(3) in respect of the residential complex or addition that is determined based on the particular amount of tax if
(i) section 256.2 were read without reference to subsection (7), and
(ii) the amount determined for B in the first formula in subsection 256.2(3) for a qualifying residential unit, as defined in subsection 256.2(1), that forms part of the residential complex or addition were less than $450,000;
(e) the person did not supply to another person by way of sale the residential complex or addition on or before February 26, 2008;
(f) the particular reporting period ends on or before February 26, 2010;
(g) the election is filed in prescribed form containing prescribed information not later than the day on or before which the return under Division V is required to be filed for the particular reporting period; and
(h) the person has not made another election under this subsection in respect of the residential complex or addition.
Adjustment to net tax
     (2) If a person makes an election under subsection (1) in respect of a residential complex, or in respect of an addition to a multiple unit residential complex, for a reporting period of the person, the person shall, in determining the net tax for the reporting period, add the positive amount or deduct the negative amount determined by the formula
(A — B) — C
where
A	is the particular amount of tax referred to in paragraph (1)(b);

B	is the amount of the rebate that the person would be entitled, if section 256.2 were read without reference to subsection (7), to claim under subsection 256.2(3) in respect of the residential complex or addition that is determined based on the particular amount of tax; and

C	is the amount determined by the formula
C1 - C 2
where
C1 is the total of all amounts each of which is an input tax credit of the person

(i) that is in respect of property or a service acquired, imported or brought into a participating province before the particular time referred to in paragraph (1)(b) for consumption or use for the purpose of making the supply referred to in that paragraph, and
(ii) in respect of which the person satisfies the requirements of subsection 169(4) at the time the election under subsection (1) is filed, and
C2	is the total of all amounts each of which is an amount included in the determination of C1, but only to the extent that the amount can reasonably be regarded as an amount that
(i) was claimed or included as an input tax credit or deduction in determining the net tax for the reporting period or a preceding reporting period of the person,
(ii) has previously been rebated, refunded or remitted to the person, or that the person is entitled to obtain as a rebate, refund or remission, under this or any other Act of Parliament, or
(iii) is included in an adjustment, refund or credit for which a credit note referred to in subsection 232(3) has been received by the person or a debit note referred to in that subsection has been issued by the person.
Consequences of election
     (3) For the purposes of this Part, if a person makes an election under subsection (1) in respect of a residential complex, or in respect of an addition to a multiple unit residential complex, for a reporting period of the person, the person is deemed
(a) to have been deemed to have made and received, at the particular time referred to in paragraph (1)(b), a taxable supply of the residential complex or addition by way of sale and to have paid as a recipient and to have collected as a supplier tax in respect of the supply equal to the particular amount of tax referred to in that paragraph under
(i) in the case of a single unit residential complex or a residential condominium unit, subsection 191(1),
(ii) in the case of a multiple unit residential complex, subsection 191(3), and
(iii) in the case of an addition, subsection 191(4);

(b) to have claimed each amount that is included in the determination of C1 in the second formula in subsection (2) as an input tax credit in determining the net tax for the reporting period, but only to the extent that the amount is not included in the determination of C2 in the same formula;
(c) to have claimed and received a rebate under subsection 256.2(3), in respect of the complex or addition, equal to the amount determined for B in the first formula in subsection (2); and
(d) not to be required to include the particular amount of tax deemed to have been collected under paragraph (a) for the purpose of determining the net tax of the person for the reporting period that includes the particular time, other than for the purpose of including the particular amount in the determination of A in the first formula in subsection (2).
Input tax credit
     (4) For the purposes of subsection 225(4), if a person makes an election under subsection (1), any input tax credit of the person in respect of the complex or addition that the person is deemed to have received under paragraph (3)(a) is deemed to be an input tax credit of the person for the reporting period of the person that includes February 26, 2008 and not an input tax credit of the person for any other period.
Limitation period where election
     (5) If a person makes an election under subsection (1) in respect of a residential complex, or in respect of an addition to a multiple unit residential complex, section 298 applies to any assessment, reassessment or additional assessment of an amount added to, or deducted from, net tax by the person in respect of the residential complex or addition, but the Minister has until the day that is four years after the day on which the election under subsection (1) is filed with the Minister to make any assessment, reassessment or additional assessment for the purpose of taking into account any amount that is, or is required to be, added or subtracted in determining the amount determined under the first formula in subsection (2).
Residential complex separate from addition
     (6) For the purposes of this section, if a person is the builder of an addition to a residential complex and is eligible to make an election under subsection (1) in respect of the addition or the remainder of the residential complex, the addition and the remainder of the residential complex are each deemed to be a separate property.

     (2) Subsection (1) applies to any reporting period that ends on or after February 26, 2008.
     (3) Despite any other provision of this Act, sections 191, 191.1 and 256.2 of the Act shall be read as amended by this Act in applying section 236.4 of the Act, as enacted by subsection (1).
     19. (1) The portion of subsection 256.1(1) of the Act before the formula is replaced by the following:
Rebate to owner of land leased for residential purposes
     256.1 (1) If an exempt supply of land described by section 6.1 or 6.11 of Part I of Schedule V is made to a particular lessee who is acquiring the land for the purpose of making a particular supply of property or a service that includes the land or a particular supply of a lease, licence or similar arrangement in respect of property that includes the land, and the particular supply
(a) is an exempt supply of property or a service, other than a supply that is exempt only by virtue of paragraph 6(b) of Part I of Schedule V, that
(i) includes giving possession or use of a residential complex, or of a residential unit forming part of a residential complex, to another person under a lease, licence or similar arrangement entered into for the purpose of its occupancy by an individual as a place of residence or lodging, or
(ii) is described by section 7 of Part I of Schedule V, other than an exempt supply described by paragraph 7(a) of that Part made to a person described in subparagraph 7(a)(ii) of that Part, and
(b) will result in the particular lessee being deemed under any of subsections 190(3) to (5) and section 191 to have made a supply of property that includes the land at a particular time, the Minister shall, subject to subsection (2), pay a rebate, to each person (in this subsection referred to as the “landlord”) who is an owner or lessee of the land and who is not the particular lessee, equal to the amount determined by the formula
     (2) Subsection (1) applies in respect of
(a) a supply of land made to a particular lessee that is deemed under any of subsections 190(3) to (5) and section 191 of the Act to have made, after February 26, 2008, another supply of property that includes the land; and

(b) a supply of land made by a person to a particular lessee if
(i) the particular lessee was deemed under any of subsections 190(3) to (5) and section 191 of the Act to have made, on or before February 26, 2008, another supply of property that includes the land,
(ii) the supply would be included in section 6.11 of Part I of Schedule V to the Act if that section were read as enacted by this Act, and
(iii) the person did not, on or before February 26, 2008, charge, collect or remit any amount as or on account of tax under Part IX of the Act in respect of the supply or any other supply of the land made by the person that would be included in section 6.1 or 6.11 of Part I of Schedule V to the Act if those sections were read as amended by this Act.
(3) If paragraph 2(b) applies,
(a) each person (in this subsection referred to as the “landlord”) who is an owner or lessee of the land and who is not the particular lessee may, despite subsection 256.1(2) of the Act, file an application for a rebate under subsection 256.1(1) of the Act on or before February 26, 2010;
(b) the application may, despite subsection 262(2) of the Act, be the second application of the landlord for the rebate if the landlord has filed, on or before February 26, 2008, another application for the rebate and the other application has been assessed before the landlord files the application;
(c) for the purposes of Part IX of the Act in respect of the application, sections 6.1 and 6.11 of Part I of Schedule V to the Act shall be read as amended by this Act; and
(d) a rebate is not payable under subsection 256.1(1) of the Act, as amended by subsection (1), to a person who is not a landlord of the land at the time the application for the rebate is filed.

     20. (1) Clause (a)(ii)(A) of the definition “qualifying residential unit” in subsection 256.2(1) of the Act is replaced by the following:
(A) for the purpose of making exempt supplies of the unit that are included in section 5.1, 6.1, 6.11 or 7 of Part I of Schedule V,
(A.1) for the purpose of making exempt supplies of property or a service that includes giving possession or use of the unit to a person under a lease to be entered into for the purpose of its occupancy by an individual as a place of residence, or
     (2) Subparagraph 256.2(3)(a)(ii) of the Act is replaced by the following:
(ii) is a builder of a residential complex, or of an addition to a multiple unit residential complex, that gives possession or use of a residential unit in the complex or addition to another person under a lease entered into for the purpose of its occupancy by an individual as a place of residence that results in the particular person being deemed under section 191 to have made and received a taxable supply by way of sale (in this subsection referred to as the “deemed purchase”) of the complex or addition,
     (3) Section 256.2 of the Act is amended by adding the following after subsection (6):
Adjustment for transitional rebate
     (6.1) For the purposes of determining the amount of a particular rebate in respect of a residential complex, an interest in a residential complex or an addition to a multiple unit residential complex payable to a person under any of subsections (3) to (5), the amount of the total tax under subsection 165(1) included in the calculation made under the formulae in subsections (3) to (5) shall be reduced by the total of all rebates payable to the person under any of sections 256.3 to 256.77 in respect of the residential complex, interest or addition, as the case may be, if the person
(a) was not entitled to the particular rebate under this section as it read immediately after it was last amended by an Act of Parliament that received Royal Assent before February 26, 2008; and
(b) is entitled to the particular rebate under this section as it reads immediately after the Act of Parliament implementing this Notice of Ways and Means Motion has been assented to.

(4) Subsections (1) and (2) apply in respect of
(a) a taxable supply by way of sale
(i) of a residential complex, or of an addition to a multiple unit residential complex, that is deemed to have been made under section 191 of the Act, if tax in respect of the supply is deemed under that section to have been paid after February 26, 2008, or
(ii) of a residential complex, or of an interest in a residential complex, to a person from another person, if tax under Part IX of the Act in respect of the supply first becomes payable after February 26, 2008; and
(b) a taxable supply by way of sale
(i) of a residential complex, or of an addition to a multiple unit residential complex, that is deemed to have been made under section 191 of the Act, if
(A) tax in respect of the supply is deemed under that section to have been paid by a person on a particular day that is on or before February 26, 2008,
(B) the person has reported the tax in the person’s return under Division V of Part IX of the Act for the reporting period of the person that includes the particular day, and
(C) the person has remitted all net tax remittable, if any, as reported in that return, or
(ii) of a residential complex, or of an interest in a residential complex, to a person that is not a builder of the complex from another person, if tax under Part IX of the Act in respect of the supply first becomes payable on or before February 26, 2008 and the person has paid all of the tax.
     (5) Subsection (3) is deemed to have come into force on July 1, 2006.
     (6) If paragraph (4)(b) applies,
(a) the person referred to in that paragraph may, despite paragraph 256.2(7)(a) of the Act, file a particular application for a rebate in respect of the tax under subsection 256.2(3) of the Act (in this subsection referred to as the “rental property rebate”) on or before February 26, 2010; and

(b) the particular application may, despite subsection 262(2) of the Act, be the second application of the person for the rental property rebate if the person has filed, on or before February 26, 2008, another application for the rental property rebate and the other application has been assessed before the person files the particular application.
     21. (1) The portion of section 6.1 of Part I of Schedule V to the Act before paragraph (d) is replaced by the following:
6.1 A supply of property that is
(a) land, or
(b) a building, or that part of a building, that consists solely of residential units made by way of lease, licence or similar arrangement to a recipient (in this section referred to as a “lessee”) for a lease interval (within the meaning assigned by subsection 136.1(1) of the Act) throughout which the lessee or any sub-lessee makes, or holds the property for the purpose of making, one or more supplies of the property, parts of the property or leases, licences or similar arrangements in respect of the property or parts of it and all or substantially all of those supplies
     (2) Subsection (1) applies to any supply for which consideration becomes due after February 26, 2008, without having been paid on or before that day, or is paid after that day without having become due.
     22. (1) Part I of Schedule V to the Act is amended by adding the following after section 6.1:
     6.11 A supply made by way of lease, licence or similar arrangement of property that is a residential complex or that is land, a building or that part of a building, that forms or is reasonably expected to form part of a residential complex if the supply is made to a recipient (in this section referred to as the “lessee”) for a lease interval (within the meaning assigned by subsection 136.1(1) of the Act) throughout which all or substantially all of the property is
     (a) supplied, or is held for the purpose of being supplied, in one or more supplies, by the lessee or any sub-lessee for the purpose of the occupancy of the property or parts of the property by individuals as a place of residence or lodging and all or substantially all of the supplies of the property or parts of the property are exempt supplies described by section 6, or

(b) used, or held for the purpose of being used, by the lessee or any sub-lessee in the course of making exempt supplies and, as part of one or more exempt supplies, possession or use of all or substantially all of the residential units situated in the property is given under a lease, licence or similar arrangement for the purpose of their occupancy by an individual as a place of residence.
     (2) Subsection (1) applies to any supply of property made by a supplier for which
(a) consideration becomes due after February 26, 2008 without having been paid on or before that day, or is paid after that day without having become due; or
(b) all of the consideration became due or was paid on or before February 26, 2008 if the supplier did not, on or before that day, charge, collect or remit any amount as or on account of tax under Part IX of the Act in respect of the supply or any other supply of the property made by the supplier that would be included in section 6.1 or 6.11 of Part I of Schedule V to the Act, if those sections were read as amended by this Act.
     (3) If, as a result of the enactment of section 6.11 of Part I of Schedule V to the Act by subsection (1),
(a) a person ceases to use land of the person, or reduces the extent to which land is used, in commercial activities of the person,
(b) the person is deemed under subsection 206(4) or (5) or 207(1) or (2) of the Act to have made a supply of the land, or a portion of it,
(c) the person would have become entitled, at a particular time on or before February 26, 2008, to a rebate under subsection 256.1(1) of the Act in respect of the land equal to an amount, if that subsection, as amended by this Act, had applied at the particular time, and
(d) in determining the basic tax content (as defined in subsection 123(1) of the Act) of the land of the person on or after the particular time, the amount would have been included in determining the total for B in that definition if the person had been entitled to the rebate at the particular time, for the purpose of determining, on or after the particular time, the basic tax content of the land of the person, the amount shall be included in determining the total for B in that definition.
     (4) If, as a result of the enactment of section 6.11 of Part I of Schedule V to the Act by subsection (1),
(a) a person ceases to use a residential complex of the person, or reduces the extent to which the residential complex is used, in commercial activities of the person,
(b) the person is deemed under subsection 206(4) or (5) or 207(1) or (2) of the Act to have made a supply of the residential complex, or a portion of it,
(c) the person would have become entitled, at a particular time on or before February 26, 2008, to a rebate under subsection 256.2(3) of the Act in respect of the residential complex equal to an amount, if section 256.2 as amended by this Act had applied at the particular time, and
(d) in determining the basic tax content (as defined in subsection 123(1) of the Act) of the residential complex of the person on or after the particular time, the amount would have been included in determining the total for B in that definition if the person had been entitled to the rebate at the particular time, for the purpose of determining, on or after the particular time, the basic tax content of the residential complex of the person, the amount shall be included in determining the total for B in that definition.
Treatment of Property Leases for Wind and Solar Power Equipment
     23. (1) Subsection 162(2) of the Act is amended by striking out the word “or” at the end of paragraph (b), by adding the word “or’’ at the end of paragraph (c) and by adding the following after that paragraph:
(d) a right to enter or use land to generate, or evaluate the feasibility of generating, electricity from the sun or wind,

     (2) Subsection 162(3) of the Act is replaced by the following:
Exception
     (3) Subsection (2) does not apply to a supply of a right to take or remove forestry products, products that grow in water, fishery products, minerals or peat, a right of entry or user relating thereto or a right referred to in paragraph (2)(d), if the supply is made to
(a) a consumer; or
(b) a person who is not a registrant and who acquires the right in the course of a business of the person of making supplies of the products, minerals, peat or electricity to consumers.
     (3) Subsections (1) and (2) apply to
(a) any supply made on or after February 26, 2008; and
(b) any supply made before February 26, 2008 but only in respect of the portion of the consideration for the supply that becomes payable, or is paid without having become payable, on or after February 26, 2008.

Notice of Ways and Means Motion to Amend the Excise Act, 2001, the Excise Act and the Customs Tariff
That it is expedient to amend the Excise Act, 2001, the Excise Act and the Customs Tariff as follows:
Tobacco
EXCISE ACT, 2001
     1. (1) Section 2 of the Excise Act, 2001 is amended by adding the following in alphabetical order:
“tobacco manufacturing equipment"
« matériel de fabrication du tabac »
“tobacco manufacturing equipment” means any machinery or equipment designed or modified specifically for the manufacture of a tobacco product.
     (2) Subsection (1) comes into force on the day on which that subsection is assented to.
     2. (1) Section 5 of the Act is replaced by the following:
Constructive possession
     5. (1) For the purposes of subsections 30(1), 32(1) and 32.1(1), section 61, subsections 70(1) and 88(1) and sections 230 and 231, if one of two or more persons, with the knowledge and consent of the rest of them, has anything in the person’s possession, it is deemed to be in the custody and possession of each and all of them.
Meaning of “possession”
     (2) In this section and in subsections 30(1), 32(1) and 32.1(1), section 61 and subsections 70(1) and 88(1), “possession” means not only having in one’s own personal possession but also knowingly
(a) having in the actual possession or custody of another person; or
(b) having in any place, whether belonging to or occupied by one’s self or not, for one’s own use or benefit or that of another person.
     (2) Subsection (1) comes into force on the day on which that subsection is assented to.

     3. (1) Subsection 23(1) of the Act is replaced by the following:
Refusal to issue licence or registration
     23. (1) The Minister may refuse to issue a licence or registration to a person if the Minister has reason to believe
(a) that access to the premises of the person will be denied or impeded by any person; or
(b) that the refusal is otherwise in the public interest.
     (2) Section 23 of the Act is amended by adding the following after subsection (2):
Cancellation, etc. — access to premises
     (2.1) The Minister may amend, suspend or cancel any licence or registration of a person if
(a) access to the premises of the licensee or registrant is denied or impeded by any person; or
(b) it is otherwise in the public interest.
     (3) Subsections (1) and (2) come into force on the day on which those subsections are assented to.
     4. (1) The Act is amended by adding the following after section 32:
Prohibition — possession of tobacco manufacturing equipment
     32.1 (1) No person shall possess tobacco manufacturing equipment with the intent of manufacturing a tobacco product unless
(a) the person is a tobacco licensee; or
(b) the person is an individual manufacturing manufactured tobacco or cigars for their personal use as permitted under subsection 25(3).
Prohibition — importation of tobacco manufacturing equipment
(2) No person shall import tobacco manufacturing equipment unless
(a) the person is a tobacco licensee;
(b) the equipment is designed for use by an individual manufacturing manufactured tobacco or cigars for their personal use as permitted under subsection 25(3) and is not designed for commercial manufacturing;
(c) the person provides evidence satisfactory to the Minister of Public Safety and Emergency Preparedness that the equipment is imported

(i) on behalf of a tobacco licensee,
(ii) for the sole purpose of maintenance, alteration or repair in Canada, if the equipment is intended to be exported as soon after the maintenance, alteration or repair is completed,
(iii) by or on behalf of a person that carries on a business of supplying that equipment, or
(iv) for in-transit movement through Canada; or
(d) it is imported in prescribed circumstances or under prescribed terms and conditions.
     (2) Subsection (1) comes into force on the day on which that subsection is assented to.
     5. (1) The portion of subsection 38(2) of the Act before paragraph (a) is replaced by the following:
No delivery of imported tobacco without markings
     (2) Subject to subsections (2.1) and (3), no person shall deliver a container of imported manufactured tobacco or cigars that does not have printed on it or affixed to it tobacco markings and other prescribed information to
     (2) Section 38 of the Act is amended by adding the following after subsection (2):
Delivery of imported stamped tobacco
     (2.1) A container of imported manufactured tobacco that was manufactured outside of Canada and is stamped may be delivered to
(a) a duty free shop for sale or offer for sale in accordance with the Customs Act; or
(b) a customs bonded warehouse.
     (3) Subsections (1) and (2) are deemed to have come into force on February 27, 2008.
     6. (1) Section 47 of the Act is renumbered as subsection 47(1) and the following is added after that subsection:
Duty relieved — re-importation of stamped tobacco by individual
     (2) The duty imposed under section 42 is relieved on manufactured tobacco imported by an individual for their personal use if it was manufactured outside of Canada, was previously imported into Canada and is stamped.

     (2) Subsection (1) is deemed to have come into force on February 27, 2008.
     7. (1) Subsection 53(1) of the Act is replaced by the following:
Special duty on imported manufactured tobacco delivered to duty free shop
     53. (1) A special duty is imposed, at the rates set out in section 1 of Schedule 3, on imported manufactured tobacco that is delivered to a duty free shop and that is not stamped.
     (2) Subsection (1) applies to imported manufactured tobacco that is delivered after February 26, 2008.
     8. (1) Subsection 54(4) of the Act is replaced by the following:
Exception
     (4) The special duty is not imposed on traveller’s tobacco imported by an individual for their personal use if duty under section 42 was previously imposed on the tobacco and the tobacco is stamped.
     (2) Subsection (1) is deemed to have come into force on February 27, 2008.
     9. (1) The Act is amended by adding the following after section 180:
Refund — imported black stock tobacco
     180.1 (1) The Minister may refund to a person who has imported manufactured tobacco an amount determined in accordance with subsection (2) in respect of the tobacco if
(a) the person provides evidence satisfactory to the Minister that
(i) duty was imposed on the tobacco under section 42 at a rate set out in paragraph 1(b), 2(b) or 3(b) of Schedule 1 and paid, and
(ii) the tobacco is black stock
(A) delivered to a duty free shop or customs bonded warehouse or to a person for use as ships’ stores in accordance with the Ships’ Stores Regulations; or
(B) exported for delivery to a foreign duty free shop or as foreign ships’ stores, and
(b) the person applies to the Minister for the refund within two years after the tobacco was imported.

Determination of refund
     (2) The amount of the refund under subsection (1) is equal to the amount by which
     (a) the duty referred to in paragraph (1)(a)(i)
exceeds
(b) the duty that would have been imposed under section 42 on the tobacco if the applicable rate of duty had been the rate set out in paragraph 1(a), 2(a) or 3(a) of Schedule 1.
     (2) Subsection (1) applies to imported manufactured tobacco that is black stock and that is, after February 26, 2008,
(a) delivered to a duty free shop or customs bonded warehouse or to a person for use as ships’ stores in accordance with the Ships’ Stores Regulations; or
(b) exported for delivery to a foreign duty free shop or as foreign ships’ stores.
     10. (1) Section 206 of the Act is amended by adding the following after subsection (2):
Keeping records — tobacco manufacturing equipment
     (2.1) Every person who possesses tobacco manufacturing equipment (other than equipment that is designed for use by an individual manufacturing manufactured tobacco or cigars for their personal use as permitted under subsection 25(3) and that is not designed for commercial manufacturing) shall keep records that will enable the determination of the source, the type and the disposition of that equipment.
     (2) Subsection (1) comes into force on the day on which that subsection is assented to.
     11. (1) The portion of section 214 before paragraph (a) is replaced by the following:
Unlawful production, sale, etc., of tobacco or alcohol
     214. Every person who contravenes section 25, 27 or 29, subsection 32.1(1) or section 60 or 62 is guilty of an offence and liable
     (2) Subsection (1) comes into force on the day on which that subsection is assented to.

     12. (1) Subparagraph 216(2)(a)(ii) of the Act is replaced by the following:
(ii) $0.17 multiplied by the number of tobacco sticks to which the offence relates,
     (2) Subparagraph 216(3)(a)(ii) of the Act is replaced by the following:
(ii) $0.255 multiplied by the number of tobacco sticks to which the offence relates,
     (3) Subsections (1) and (2) come into force on the day on which those subsections are assented to.
     13. (1) Paragraph 240(b) of the Act is replaced by the following:
(b) $0.361448 per tobacco stick that was removed in contravention of that subsection, and
     (2) Subsection (1) comes into force on the day on which that subsection is assented to.
     14. (1) The portion of paragraph 2(a) of Schedule 1 to the Act before subparagraph (i) is replaced by the following:
(a) $0.074975 per stick, if the tobacco sticks are black stock
     (2) Paragraph 2(b) of Schedule 1 to the Act is replaced by the following:
(b) $0.085 per stick, in any other case.
     (3) Subsections (1) and (2) are deemed to have come into force on February 27, 2008.
     15. (1) The portion of paragraph 3(a) of Schedule 1 to the Act before subparagraph (i) is replaced by the following:
(a) $2.49915 per 50 grams or fraction of 50 grams contained in any package, if the manufactured tobacco is black stock
     (2) Paragraph 3(b) of Schedule 1 to the Act is replaced by the following:
(b) $2.8925 per 50 grams or fraction of 50 grams contained in any package, in any other case.
     (3) Subsections (1) and (2) come into force, or are deemed to have come into force, on July 1, 2008.

     16. (1) Paragraphs 1(b) and (c) of Schedule 3 to the Act are replaced by the following:
(b) $0.075 per stick, in the case of tobacco sticks; and
(c) $2.50 per 50 grams or fraction of 50 grams contained in any package, in the case of manufactured tobacco other than cigarettes or tobacco sticks.
     (2) Paragraph 1(b) of Schedule 3 to the Act, as amended by subsection (1), is deemed to have come into force on February 27, 2008.
     (3) Paragraph 1(c) of Schedule 3 to the Act, as amended by subsection (1), comes into force, or is deemed to have come into force, on July 1, 2008.
     17. (1) Paragraphs 2(b) and (c) of Schedule 3 to the Act are replaced by the following:
(b) $0.075 per stick, in the case of tobacco sticks; and
(c) $2.50 per 50 grams or fraction of 50 grams contained in any package, in the case of manufactured tobacco other than cigarettes or tobacco sticks.
     (2) Paragraph 2(b) of Schedule 3 to the Act, as amended by subsection (1), is deemed to have come into force on February 27, 2008.
     (3) Paragraph 2(c) of Schedule 3 to the Act, as amended by subsection (1), comes into force, or is deemed to have come into force, on July 1, 2008.
     18. (1) Paragraph 3(b) of Schedule 3 to the Act is replaced by the following:
(b) $0.075 per stick, in the case of tobacco sticks; and
     (2) Subsection (1) is deemed to have come into force on February 27, 2008.
     19. (1) Paragraphs 4(b) and (c) of Schedule 3 to the Act are replaced by the following:
(b) $0.095724 per stick, in the case of tobacco sticks; and
(c) $2.3001 per 50 grams or fraction of 50 grams contained in any package, in the case of tobacco products other than cigarettes or tobacco sticks.

     (2) Paragraph 4(b) of Schedule 3 to the Act, as amended by subsection (1), is deemed to have come into force on February 27, 2008.
     (3) Paragraph 4(c) of Schedule 3 to the Act, as amended by subsection (1), comes into force, or is deemed to have come into force, on July 1, 2008.
Application
     20. For the purposes of applying the provisions of the Customs Act that provide for the payment of, or the liability to pay, interest in respect of any amount, the amount shall be determined and interest shall be computed on it as though
(a) sections 14 and 18, paragraph 1(b) of Schedule 3 to the Act, as amended by subsection 16(1), paragraph 2(b) of Schedule 3 to the Act, as amended by subsection 17(1), and paragraph 4(b) of Schedule 3 to the Act, as amended by subsection 19(1), had come into force on February 27, 2008; and
(b) section 15, paragraph 1(c) of Schedule 3 to the Act, as amended by subsection 16(1), paragraph 2(c) of Schedule 3 to the Act, as amended by subsection 17(1), and paragraph 4(c) of Schedule 3 to the Act, as amended by subsection 19(1), had come into force on July 1, 2008.
Customs Tariff
     21. (1) Subsection 92(3) of the Customs Tariff is replaced by the following:
Non-application to manufactured tobacco
     (3) This section does not apply to any duty imposed under the Excise Act, 2001 in respect of manufactured tobacco that is manufactured in Canada and imported manufactured tobacco that is stamped in accordance with that Act.
     (2) Subsection (1) is deemed to have come into force on February 27, 2008.
Alcohol

Excise Act
     22. (1) The definition “beer” or “malt liquor” in section 4 of the Excise Act is replaced by the following:
“beer” or “malt liquor”
« bière » ou « liqueur de malt »
“beer” or “malt liquor“means all fermented liquor that is brewed in whole or in part from malt, grain or any saccharine matter without any process of distillation and that has an alcoholic strength not in excess of 11.9% absolute ethyl alcohol by volume, but does not include wine as defined in section 2 of the Excise Act, 2001;
     (2) With respect to fermented liquor that is brewed by a brewer in whole or in part from malt, grain or any saccharine matter without any process of distillation and that has an alcoholic strength in excess of 11.9% absolute ethyl alcohol by volume, a valid licence held by the brewer under the Excise Act is deemed to be a valid spirits licence issued under section 14 of the Excise Act, 2001 until the day that is 30 days after the day on which subsection (1) is assented to.
     (3) For the purposes of applying the provisions of the Excise Act, 2001 and of the Customs Act that provide for the payment of, or the liability to pay, interest in respect of any amount, the amount shall be determined and interest shall be computed on it as though this section had come into force on February 27, 2008.
     (4) Subsections (1) and (2) are deemed to have come into force on February 27, 2008.

Customs Tariff
     23. (1) The definition “spirits” in section 21 of the Customs Tariff is amended by striking out the word “or” at the end of paragraph (a) and by adding the following after that paragraph:
(a.1) of an alcoholic strength by volume exceeding 11.9%, of heading No. 22.03, that are classified under that heading or with the container in which they are imported; or
     (2) For the purposes of applying the provisions of the Excise Act, 2001 and of the Customs Act that provide for the payment of, or the liability to pay, interest in respect of any amount, the amount shall be determined and interest shall be computed on it as though this section had come into force on February 27, 2008.
     (3) Subsection (1) is deemed to have come into force on February 27, 2008.

Draft Amendments to the Income Tax Regulations
A. Measures arising from Budget 20081
REGULATIONS AMENDING
THE INCOME TAX REGULATIONS
(Medical Devices and Equipment)
1. (1) Section 5700 of the Regulations is amended by striking out the word “and” at the end of paragraph (y), by adding the word “and” at the end of paragraph (z) and by adding the following after paragraph (z):
(z.1) altered auditory feedback device designed to be used by an individual who has a speech impairment;
(z.2) electrotherapy device designed to be used by an individual with a medical condition or by an individual who has a severe mobility impairment;
(z.3) standing device designed to be used by an individual who has a severe mobility impairment to undertake standing therapy; and
(z.4) pressure pulse therapy device designed to be used by an individual who has a balance disorder.
(2) Subsection (1) applies to the 2008 and subsequent taxation years.

[1]	In some cases these Regulations modify measures proposed in the 2007 Budget. Readers may refer to Part B “Other Measures”.

REGULATIONS AMENDING THE
INCOME TAX REGULATIONS
(Capital Cost Allowance — 2008 Budget Measures)
1. Subsection 1100(1) of the Regulations is amended by striking out the word “and” at the end of paragraph (zg), by adding the word “and” at the end of subparagraph (zh) and by adding the following after subparagraph (zh):
Additional Allowance — Class 43
(zi) such additional amount as the taxpayer claims in respect of property for which a separate class is prescribed by subsection 1101(5s.1) or (5s.3), not exceeding
(i) if subsection 1101(5s.1) or (5s.2) applies to the property, for the first taxation year of the taxpayer in which the property is available for use for the purposes of subsection 13(26) of the Act 20 per cent, and for the next taxation year 10 per cent, of the undepreciated capital cost to the taxpayer of the property of that class as of the end of that taxation year (before making any deduction under this subsection for that taxation year), and
(ii) if subsection 1101(5s. 3) or (5s.4) applies to the property, for the first taxation year of the taxpayer in which the property is available for use for the purposes of subsection 13(26) of the Act, 10 per cent of the undepreciated capital cost to the taxpayer of the property of that class as of the end of that taxation year (before making any deduction under this subsection for that taxation year);
2. Section 1101 of the Regulations is amended by adding the following after subsection (5s):
     (5s.1) Subject to subsection (5s.2), for the purposes of this Part and Schedule II, a separate Class 43 is prescribed for all of the property of a taxpayer
(a) that is acquired by the taxpayer in 2010 and in a particular taxation year of the taxpayer;
(b) that is included in Class 43 for the particular taxation year because of paragraph (a) of that class; and
(c) to which neither subsection (5p) nor (5s) applies.

     (5s.2) For the purposes of this Part and Schedule II, if a taxpayer elects (by letter attached to the return of income of the taxpayer filed with the Minister in accordance with section 150 of the Act for the particular taxation year) to apply this subsection to one or more properties of the taxpayer to which subsection (5s.1) would otherwise apply, a separate Class 43 is prescribed for the property or properties included in that election.
     (5s.3) Subject to subsection (5s.4), for the purposes of this Part and Schedule II, a separate Class 43 is prescribed for all of the property of a taxpayer
(a) that is acquired by the taxpayer in 2011 and in a particular taxation year of the taxpayer;
(b) that is included in Class 43 for the particular taxation year because of paragraph (a) of that class; and
(c) to which neither subsection (5p) nor (5s) applies.
     (5s.4) For the purposes of this Part and Schedule II, if a taxpayer elects (by letter attached to the return of income of the taxpayer filed with the Minister in accordance with section 150 of the Act for the particular taxation year) to apply this subsection to one or more properties of the taxpayer to which subsection (5s.3) would otherwise apply, a separate Class 43 is prescribed for the property or properties included in that election.
(5s.5) For the purposes of this Part and Schedule II, if a taxpayer elects (by letter attached to the return of income of the taxpayer filed with the Minister in accordance with section 150 of the Act for the particular taxation year) to apply this subsection to one or more properties of the taxpayer to which subsection (5s.1) or (5s.3) would otherwise apply, those subsections and subsections (5s.2) and (5s.4) do not apply to those properties.
     3. (1) Subsection 1102(16.1) of the Regulations is replaced by the following:
     (16.1) A taxpayer that acquires a property that is manufacturing or processing machinery or equipment to which Class 43.1 or 43.2 in Schedule II would otherwise apply may (by letter attached to the return of income of the taxpayer filed with the Minister in accordance with section 150 of the Act for the taxation year in which the property is acquired) elect to include the property in
(a) Class 29 in Schedule II if the property was acquired after March 18, 2007 and before 2010 and that class would apply to the property if Schedule II were read without reference to Classes 43.1 and 43.2; or

(b) Class 43 in Schedule II if the property was acquired after 2009 and before 2012 and that class would apply to the property if Schedule II were read without reference to Classes 43.1 and 43.2.
     (2) Section 1102 of the Regulations is amended by adding the following after subsection (19):
     (19.1) For the purposes of this Part and Schedule II, if subsection (19.2) applies to the refurbishment or reconditioning of a railway locomotive of a taxpayer, any property acquired by the taxpayer after February 25, 2008 that is incorporated into the locomotive in the course of the refurbishment or reconditioning is, except as otherwise provided in this Part or in Schedule II, deemed to be included in paragraph (y) of Class 10.
     (19.2) This subsection applies to the refurbishment or reconditioning of a railway locomotive, of a taxpayer, that
(a) is included in a class in Schedule II other than Class 10; and
(b) would be included in Class 10 in Schedule II if it had not been used or acquired for use for any purpose by any taxpayer before February 26, 2008.
4. Section 1103 of the Regulations is amended by adding the following after subsection (2g):
(2g.1) Subject to subsection (2g.2), for the purposes of this Part and Schedule II,
(a) all of the properties that are, pursuant to subsection 1101(5s.1), included in a separate class at the time that is immediately after the end of the taxpayer’s second taxation year referred to in subparagraph 1100(1)(zi)(i) shall be transferred at that time from the separate class to the class in which the property would, but for subsection (5s.1), have been included; and
(b) all of the properties that are, pursuant to subsection 1101(5s.3), included in a separate class at the time that is immediately after the end of the taxpayer’s taxation year referred to in subparagraph 1100(1)(zi)(ii) shall be transferred at that time from the separate class to the class in which the property would, but for subsection (5s.3), have been included.

     (2g.2) For the purposes of this Part and Schedule II, where one or more properties of a taxpayer are included in a separate Class 43 pursuant to an election filed by the taxpayer in accordance with subsection 1101(5s.2) or (5s.4), all of the properties that are in that separate class at the particular time that is immediately after the beginning of the taxpayer’s fifth taxation year that begins after the end of the first taxation year in which an additional allowance is deductible by the taxpayer under paragraph 1100(1)(zi) shall be transferred at the particular time from the separate Class 43 to the class in which the property would, but for the election, have been included.
5. (1) The definition “food waste” in subsection 1104(13) of the Regulations is repealed.
     (2) The definitions “biogas” and “eligible fuel waste” in subsection 1104(13) of the Regulations are replaced by the following:
“biogas” means the gas produced by the anaerobic digestion of organic waste that is sludge from an eligible sewage treatment facility, food and animal waste, manure, plant residue, or wood waste. (biogaz)
“eligible waste fuel” means biogas, bio-oil, digester gas, landfill gas, municipal waste, pulp and paper waste and wood waste. (combustible résiduaire admissible)
     (3) Subsection 1104(13) of the Regulations is amended by adding the following in alphabetical order:
“food and animal waste” means organic waste that is disposed of in accordance with the applicable laws of Canada or a province and that is (a) generated during the preparation or processing of food for human or animal consumption;
(b) food that is no longer fit for human or animal consumption; or
(c) animal remains. (déchets alimentaires et animaux)
6. Paragraph (j) of Class 6 in Schedule II to the Regulations is replaced by the following:
(j) a railway locomotive acquired after May 25, 1976 and before February 26, 2008, but not including an automotive railway car;
7. (1) Paragraph (i) of Class 7 in Schedule II to the Regulations is replaced by the following:
(i) property acquired after February 27, 2000 (other than property included in paragraph (y) of Class 10) that is a railway locomotive, but not including an automotive railway car;

     (2) Class 7 in Schedule II to the Regulations is amended by adding the word “or” at the end of paragraph (j) and by adding the following after paragraph (j):
(k) pumping or compression equipment acquired after February 25, 2008, including equipment ancillary to pumping and compression equipment, that is on a pipeline and that pumps or compresses carbon dioxide for the purpose of moving it through the pipeline.
8. Class 10 in Schedule II to the Regulations is amended by striking out the word “or” at the end of paragraph (w), by adding the word “or” at the end of paragraph (x) and by adding the following after paragraph (x):
(y) a railway locomotive (other than, for greater certainty, an automotive railway car) that was not used or acquired for use for any purpose by any taxpayer before February 26, 2008.
9. The portion of subparagraph (c)(iii) of Class 29 in Schedule II to the Regulations that is before clause (A) is replaced by the following:
(iii) after March 18, 2007 and before 2010 if the property is machinery, or equipment,
10. (1) The portion of subparagraph (d)(i) of Class 43.1 in Schedule II to the Regulations that is after subclause (A)(i) is replaced by the following:
(II) equipment that is part of a ground source heat pump system that meets the standards set by the Canadian Standards Association for the design and installation of earth energy systems, including such equipment that consists of underground piping, energy conversion equipment, energy storage equipment, control equipment and equipment designed to interface the system with other heating equipment, and
(B) it is not a building, part of a building (other than a solar collector that is not a window and that is integrated into a building), equipment used to heat water for use in a swimming pool, energy equipment that backs up equipment described in subclause (A)(I) or (II) nor equipment that distributes heated air or water in a building,

     (2) Subparagraph (d)(ix) of Class 43.1 in Schedule II to the Regulations is replaced by the following:
(ix) equipment used by the taxpayer, or by a lessee of the taxpayer, primarily for the purpose of generating heat energy from the consumption of eligible waste fuel, and using only fuel that is eligible waste fuel, fossil fuel or a combination of both, if the heat energy is used directly in an industrial process, or in a greenhouse, including such equipment that consists of fuel handling equipment used to upgrade the combustible portion of the fuel and control, feedwater and condensate systems, and other ancillary equipment, but not including buildings or other structures, heat rejection equipment (such as condensers and cooling water systems), fuel storage facilities, other fuel handling equipment and electrical generating equipment, and property otherwise included in Class 10 or 17,
(3) Subparagraph (d)(xi) of Class 43.1 in Schedule II to the Regulations is replaced by the following:
(xi) equipment used by the taxpayer, or a lessee of the taxpayer, in a system that converts wood waste or plant residue into bio-oil, if that bio-oil is used primarily for the purpose of generating heat that is used directly in an industrial process or a greenhouse, electricity or electricity and heat, other than equipment used for the collection, storage or transportation of wood waste or plant residue, buildings or other structures and property otherwise included in Class 10 or 17,
(4) Subparagraph (d)(xiii) of Class 43.1 in Schedule II to the Regulations is replaced by the following:
(xiii) property that is part of a system that is used by the taxpayer, or by a lessee of the taxpayer, primarily to produce and store biogas, which property includes equipment that is an anaerobic digester reactor, a buffer tank, a pre-treatment tank, biogas piping, a biogas storage tank, and biogas scrubbing equipment but not including
(A) property (other than a buffer tank) that is used to collect, move or store organic waste,
(B) equipment used to process the residue after digestion or to treat recovered liquids,
(C) buildings or other structures, and
(D) property otherwise included in Class 10 or 17, or

11. Class 49 in Schedule II to the Regulations is replaced by the following:
Class 49
     Property that is a pipeline, including control and monitoring devices, valves and other equipment ancillary to the pipeline, that
(a) is acquired after February 22, 2005, is used for the transmission (but not the distribution) of petroleum, natural gas or related hydrocarbons, and is not
(i) a pipeline described in subparagraph (l)(ii) of Class 1,
(ii) property that has been used or acquired for use for any purpose by any taxpayer before February 23, 2005,
(iii) equipment included in Class 7 because of paragraph (j) of that Class, nor
(iv) a building or other structure; or
(b) is acquired after February 25, 2008, is used for the transmission of carbon dioxide, and is not
(i) equipment included in Class 7 because of paragraph (k) of that Class, nor
(ii) a building or other structure.
12. (1) Sections 1 to 4, 6 to 9 and 11 are deemed to have come into force on February 26, 2008.
       (2) Sections 5 and 10 apply to property acquired after February 25, 2008.

Explanatory Notes — Regulations Amending The Income Tax
Regulations (Capital Cost Allowance — 2008 Budget Measures)
The following explanatory notes accompany proposed amendments to the Income Tax Regulations announced in the February 26, 2008 Budget.
Section 1
CCA Rates
ITR
1100(1)
Subsection 1100(1) of the Income Tax Regulations (the “Regulations”) sets out the capital cost allowance (CCA) rates that taxpayers may claim with respect to specified classes of depreciable property.
Additional Allowances
ITR
1100(1)(zi)
New paragraph 1100(1)(zi) of the Regulations provides for additional allowances in respect of certain machinery and equipment used in qualifying Canadian manufacturing or processing activity.
Subparagraph 1100(1)(zi)(i) applies to manufacturing or processing equipment
•	that is described in paragraph (a) of Class 43 in Schedule II to the Regulations,

•	that is acquired by a taxpayer in the calendar year 2010, and

•	that is included in a separate prescribed Class 43 pursuant to new subsection 1101(5s.1) or an election filed under new subsection (5s.2) of the Regulations.
In such cases, and subject to the half-year rule in subsection 1100(2), a taxpayer may deduct an additional CCA amount of 20 per cent and 10 per cent, respectively, of the undepreciated capital cost of the class at the end of the first and second taxation years of the taxpayer in which the equipment included in the separate Class 43 is available for use for the purposes of subsection 13(26) of the Income Tax Act.

Subparagraph 1100(zi)(ii) applies to manufacturing or processing equipment
•	that is described in paragraph (a) of Class 43 in Schedule II to the Regulations,

•	that is acquired by a taxpayer in the calendar year 2011, and

•	that is included in a separate prescribed Class 43 pursuant to new subsection 1101(5s.3) or an election filed under new subsection (5s.4) of the Regulations.
In such cases, and subject to the half-year rule in subsection 1100(2), a taxpayer may deduct an additional CCA amount of 10 per cent of the undepreciated capital cost of the class in the first taxation year of the taxpayer in which the equipment included in the separate Class 43 is available for use for the purposes of subsection 13(26) of the Income Tax Act.
Equipment that is eligible for one of these two additional allowance mechanisms is to be transferred back into the general Class 43 after the expiry of the period provided for in new subsection 1103(2g.1) or (2g.2). For further details, see the explanatory note accompanying new subsections 1103(2g.1) and (2g.2).
These amendments apply to property acquired after February 25, 2008.
Section 2
Separate Class Election
ITR
1101
Section 1101 of the Regulations provides separate classes in respect of certain property described in Schedule II to the Regulations.

Election — Manufacturing and Processing Equipment
ITR
1101(5s.1) to (5s.5)
New subsection 1101(5s.1) of the Regulations provides that a separate Class 43 is prescribed for all of the manufacturing or processing equipment acquired by a taxpayer in 2010; that would be included in the taxpayer’s Class 43 because of paragraph (a) of that class and to which neither subsection 1101(5p) nor (5s) applies. However, if the taxpayer elects to apply new subsection 1101(5s.2), a separate Class 43 is prescribed for the property or properties included in that election. A taxpayer is to file this election by letter attached to the taxpayer’s return of income for the taxation year in which the property is acquired.
New subsection 1101(5s.3) of the Regulations provides that a separate Class 43 is prescribed for all of the manufacturing or processing equipment acquired by a taxpayer in 2011, that is included in the taxpayer’s Class 43 because of paragraph (a) of that class and to which neither subsection 1101(5p) nor (5s) applies. However, if the taxpayer elects to apply new subsection 1101(5s.4), a separate Class 43 is prescribed for the property or properties included in that election. A taxpayer is to file this election by letter attached to the taxpayer’s return of income for the taxation year in which the property is acquired.
If subsections 1101(5s.1) to (5s.4) apply to manufacturing or processing equipment of a taxpayer, the taxpayer is eligible to claim additional CCA amounts in respect of the equipment as allowed under new paragraph 1100(1)(zi).
New subsection 1101(5s.5) of the Regulations provides that a taxpayer may elect not to have a separate prescribed class that would otherwise arise under subsection 1101(5s.1) or (5s.3). If this election is made, subsections 1101(5s.1) to (5s.4) do not apply to the taxpayer’s property.
These amendments apply to property acquired after February 25, 2008.

Section 3
Special Rules
Election for Certain M&P Equipment
ITR
1102(16.1)
Subsection 1102(16.1) of the Regulations provides that a taxpayer, who acquires manufacturing or processing machinery and equipment that otherwise would be included in Class 43.1 or 43.2 in Schedule II to the Regulations, may elect to include the property in Class 29 if the property is acquired after March 18, 2007 and before 2009 and Class 29 applies to the property. The election is to be made by letter attached to the taxpayer’s return of income for the taxation year in which the property is acquired.
Subsection 1102(16.1) is amended in two respects. The first amendment extends the subsection’s application to manufacturing or processing equipment acquired before 2010, instead of before 2009. The second amendment provides an analogous election in respect of manufacturing or processing machinery and equipment that is acquired in 2010 and 2011 to allow a taxpayer to claim Class 43 treatment.
Railway Locomotives
ITR
1102(19.1) and (19.2)
In general, new subsections 1102(19.1) and (19.2) provide that any property acquired by a taxpayer after February 25, 2008 that is incorporated into a railway locomotive (other than a locomotive included in Class 10) of the taxpayer, is included in Class 10.
Section 4
Inclusions and Transfers between Classes
Transfers
ITR
1103(2g.1) and (2g.2)
New subsection 1103(2g.1) of the Regulations provides a special transfer rule where new subsection 1101(5s.1) or (5s.3) applies to include property in a separate prescribed Class 43. The property is to be transferred to the general Class 43 immediately after the end of the period during which the additional allowances may be claimed.

New subsection 1103(2g.2) of the Regulations provides a special transfer rule where new subsection 1101(5s.2) or (5s.4) applies to include one or more properties of a taxpayer in a separate prescribed Class 43. The property is to be transferred to the general Class 43 immediately after the end of the period during which the additional allowance may be claimed. In general, such a transfer occurs immediately after the beginning of the taxpayer’s fifth taxation year of being eligible to deduct an additional allowance if subsection 1101(5s.2) or (5s.4) applies.
Subsection 13(5) of the Income Tax Act provides special rules that apply to depreciable property that is included in one prescribed class of a taxpayer and becomes included in another prescribed class of the taxpayer.
Section 5
Classes 43.1 and 43.2 — Energy Conservation Property
ITR
1104(13)
Subsection 1104(13) of the Regulations sets out various definitions that apply for the purpose of determining whether property is depreciable property to which Class 43.1 or 43.2 applies.
Consequential to the extension of Classes 43.1 and 43.2 to certain property as announced in the 2008 Budget, subsection 1104(13) is amended in four respects.
First, the definition “food waste” is repealed. Second, the definition “food and animal waste” is added. Third, the definition “biogas” is amended to replace the reference to “food waste” with “food and animal waste” and to add a reference to “sludge from an eligible sewage treatment facility”. Fourth, the definition “eligible waste fuel” is amended to add a reference to “biogas”.
These amendments apply to property acquired after February 25, 2008.
Sections 6-11
Schedule II to the Regulations — Classes of Property
Schedule II to the Regulations provides a list of classes of depreciable properties for the purposes of claiming CCA, and the descriptions of properties that are to be included in each Class.

Section 6
Class 6 (10% rate)
Paragraph (j) of Class 6 is amended consequential to the inclusion of railway locomotives in Class 10 (30% rate) applicable to acquisition made after February 25, 2008.
Section 7
Class 7 (15% rate)
Class 7 is amended in two respects.
First, paragraph (i) of Class 7 is amended consequential to the inclusion of certain railway locomotives in Class 10 (30% rate) applicable to acquisitions after February 25, 2008.
Second, new paragraph (k) includes in Class 7 pumping or compression equipment acquired after February 25, 2008 that is on a pipeline and that pumps or compresses carbon dioxide for the purpose of moving it through the pipeline.
Section 8
Class 10 (30%)
New paragraph (y) of Class 10 includes in that class railway locomotives that were not used or acquired for use for any purpose by any taxpayer before February 26, 2008.
Section 9
Class 29 (3-year write-off)
Class 29 in Schedule II to the Regulations provides accelerated CCA for certain manufacturing or processing machinery and equipment acquired after March 18, 2007 and before 2009. Class 29 is extended to also apply to such equipment acquired in 2009.

Section 10
Class 43.1 (30% rate) and Class 43.2 (50% rate)
Class 43.1 provides a 30% accelerated CCA rate for certain energy conservation equipment. Class 43.2 provides a 50% accelerated CCA rate. In general terms, Class 43.2 applies to property described in Class 43.1 if the property is acquired on or after February 23, 2005 and before 2020. Unlike Class 43.1, however, Class 43.2 applies to co-generation property described in paragraphs (a) to (c) of Class 43.1 only if the heat efficiency of fuels used in an eligible co-generation system does not exceed a 4,750 BTU requirement instead of the 6,000 BTU requirement.
Class 43.1 (and indirectly Class 43.2) is amended in the following respects.
1.	Ground Source Heat Pump System
Subparagraph (d)(i) of Class 43.1 applies to certain active solar heating equipment and ground source heat pump system equipment.
Subclause (d)(i)(A)(II) is amended to remove the requirement that the liquid or gas heated by equipment that is part of a ground source heat pump system be used directly in an industrial process or in a greenhouse. Under the revised provision, the equipment must be part of a ground source heat pump system that meets the standards set by the Canadian Standards Association for the design and installation of earth energy systems.
Subclause (d)(i)(B) is amended to exclude energy equipment that backs up equipment described in subclause (A)(I) or (II).
2.	Waste-Fuelled Thermal Energy Systems
Subparagraph (d)(ix) of Class 43.1 is amended to remove the requirement that the heat energy generated by equipment of a taxpayer, or a lessee of the taxpayer, be used in the taxpayer’s (or lessee’s) industrial process or greenhouse. Under the revised test, the heat must be used directly in an industrial process or in a greenhouse regardless of who owns it.
3.	Bio-oil Equipment
Subparagraph (d)(xi) of Class 43.1 applies to certain equipment that is part of a system that is used to convert wood waste or plant residue into bio-oil. Currently, the bio-oil must be used by the taxpayer, or a lessee of the taxpayer, primarily for the purpose of generating electricity, or electricity and heat. The reference to “taxpayer, or lessee of the taxpayer” is removed and generation of “heat that is used directly in an industrial process or in a greenhouse” is added as an eligible use.

Consequently, bio-oil may be used for the specified purposes regardless of who owns the generating equipment.
     4. Biogas Equipment
Subparagraph (d)(xiii) of Class 43.1 currently applies to property of a taxpayer that is part of a system that is used by the taxpayer, or a lessee of the taxpayer, primarily to produce, store and use biogas in a certain manner. The following two requirements are removed: the biogas no longer need be used by the taxpayer; and the biogas no longer need be used to produce electricity or to produce heat that is used directly in an industrial process. This will allow the biogas to be sold.
Two additional changes are made consequential to the removal of the production of electricity in subparagraph (d)(xiii). The first change is to remove reference to electrical generating equipment in clause (d)(xiii)(A). The second change is to remove references in clause (d)(xiii)(B) to auxiliary electrical generating equipment, transmission equipment, distribution equipment and equipment used to store electrical energy and to subparagraph (a.1)(i) of Class 17 (which applies to electrical generating equipment). As a result of the inclusion of the definitions “biogas” and “eligible waste fuel” in subsection 1104(13), the equipment that generates the electricity or heat using the biogas may be included in paragraph (a) or subparagraph (d)(ix) of Class 43.1.
These amendments apply to property acquired after February 25, 2008.
Section 11
Class 49 (8% rate)
Class 49 currently applies, in general, to pipelines used for the transmission of petroleum, natural gas or related hydrocarbons. Class 49 is amended to apply to pipelines used for the transmission of carbon dioxide. This amendment applies to a pipeline acquired after February 25, 2008.

B. Other Measures
REGULATIONS AMENDING
THE INCOME TAX REGULATIONS
(Capital Cost Allowance — 2007 Budget Measures)
1. (1) The portion of paragraph 1100(1)(a) of the English version of the Income Tax Regulations before subparagraph (i) is replaced by the following:
(a) subject to subsection (2), such amount as the taxpayer may claim in respect of property of each of the following classes in Schedule II not exceeding in respect of property
     (2) Paragraph 1100(1)(a) of the Regulations is amended by striking out “and” at the end of subparagraph (xxxiv) and by adding the following after subparagraph (xxxv):
(xxxvi) of Class 50, 55 per cent, and
(xxxvii) of Class 51, 6 per cent,
     (3) The portion of paragraph 1100(1)(a) of the English version of the Regulations after subparagraph (xxxvii) is replaced by the following:
of the undepreciated capital cost to the taxpayer as of the end of the taxation year (before making any deduction under this subsection for the taxation year) of property of the class;
     (4) Subsection 1100(1) of the Regulations is amended by adding the following after paragraph (a):
Class 1
(a.1) where a separate class is prescribed by subsection 1101(5b.1) for a property of a taxpayer that is a building and at least 90 per cent of the floor space of the building is used at the end of the taxation year for the manufacturing or processing in Canada of goods for sale or lease, such amount as the taxpayer may claim not exceeding six per cent of the undepreciated capital cost to the taxpayer of the property of that class as of the end of the taxation year (before making any deduction under this subsection for the taxation year);

(a.2) where a separate class is prescribed by subsection 1101(5b.1) for a property of a taxpayer that is a building, at least 90 per cent of the floor space of the building is used at the end of the taxation year for a non-residential use in Canada and an additional allowance is not allowed for the year under paragraph (a.1) in respect of the property, such amount as the taxpayer may claim not exceeding two per cent of the undepreciated capital cost to the taxpayer of the property of that class as of the end of the taxation year (before making any deduction under this subsection for the taxation year);
     (5) Subparagraph 1100(1.13)(a)(i.1) of the Regulations is replaced by the following:
(i.1) general-purpose electronic data processing equipment and ancillary data processing equipment, included in Class 45 or 50 in Schedule II, other than any individual item of that type of equipment having a capital cost to the taxpayer in excess of $1,000,000,
     (6) Paragraph 1100(17)(b) of the Regulations is replaced by the following:
(b) computer tax shelter property, or
     (7) Subsection 1100(20.1) of the Regulations and the heading before it are replaced by the following:
Computer Tax Shelter Property
     (20.1) The total of all amounts each of which is a deduction in respect of computer tax shelter property allowed to the taxpayer under subsection (1) in computing a taxpayer’s income for a taxation year shall not exceed the amount, if any, by which
     (a) the total of all amounts each of which is
(i) the taxpayer’s income for the year from a business in which computer tax shelter property owned by the taxpayer is used, computed without reference to any deduction under subsection (1) in respect of such property, or
(ii) the income of a partnership from a business in which computer tax shelter property of the partnership is used, to the extent of the share of such income that is included in computing the taxpayer’s income for the year, exceeds
     (b) the total of all amounts each of which is
(i) a loss of the taxpayer from a business in which computer tax shelter property owned by the taxpayer is used, computed without reference to any deduction under subsection (1) in respect of such property, or
(ii) a loss of a partnership from a business in which computer tax shelter property of the partnership is used, to the extent of the share of such loss that is included in computing the taxpayer’s income for the year.
     (8) The portion of subsection 1100(20.2) of the Regulations before paragraph (a) is replaced by the following:
     (20.2) For the purpose of this Part, computer tax shelter property is computer software, and property described in Class 50 in Schedule II, that is depreciable property of a prescribed class of a person or partnership where
2. (1) Section 1101 of the Regulations is amended by adding the following after subsection (5b):
Eligible Non-Residential Building
     (5b.1) For the purposes of this Part, a separate class is prescribed for each eligible non-residential building of a taxpayer in respect of which the taxpayer has (by letter attached to the return of income of the taxpayer filed with the Minister in accordance with section 150 of the Act for the taxation year in which the building is acquired) elected that this subsection apply.
     (2) The heading before subsection 1101(5r) of the Regulations is replaced by the following:
Computer Tax Shelter Property
     (3) The portion of subsection 1101(5r) of the French version of the Regulations before paragraph (a) is replaced by the following:
     (5r) Pour l’application de la présente partie, sont compris dans une catégorie distincte les produits informatiques déterminés qui seraient compris par ailleurs dans une catégorie de l’annexe II qui présente les caractéristiques suivantes:

     (4) Paragraphs 1101(5r)(b) and (c) of the Regulations are replaced by the following:
     (b) one of the properties is a computer tax shelter property, and
     (c) one of the properties is not a computer tax shelter property,
3. (1) Section 1102 of the Regulations is amended by adding the following after subsection (16):
     Election For Certain Manufacturing Or Processing Equipments
     (16.1) A taxpayer that acquires a property after March 18, 2007 and before 2009 that is manufacturing or processing machinery or equipment may (by letter attached to the return of income for the taxation year in which the property is acquired) elect to include the property in Class 29 in Schedule II if
(a) Class 43.1 or 43.2 in Schedule II would otherwise apply to the property; and
(b) Class 29 would apply to the property if Schedule II were read without reference to Classes 43.1 and 43.2.
     (2) Section 1102 of the Regulations is amended by adding the following after subsection (22):
     Rules For Additions To And Alterations Of Certain Buildings
     (23) For the purposes of applying paragraphs 1100(1)(a.1) and (a.2) and subsection 1101(5b.1), the capital cost of an addition to or an alteration of a taxpayer’s building is deemed to be the capital cost to the taxpayer of a separate building if the building to which the addition or alteration was made is not included in a separate class under subsection 1101(5b.1).
     (24) If an addition or an alteration is deemed to be a separate building under subsection (23), the references in paragraphs 1100(1)(a.1) and (a.2) to “the floor space of the building” shall be read as references to “the total floor space of the separate building and the building to which the addition or alteration was made”.

Acquisition Costs Of Certain Buildings
     (25) For the purposes of this Part and Schedule II, if an eligible non-residential building of a taxpayer was under construction on March 19, 2007, the portion, if any, of the capital cost of the building that was incurred by the taxpayer before March 19, 2007 is deemed to have been incurred by the taxpayer on March 19, 2007 unless the taxpayer elects (by letter attached to the taxpayer’s return of income filed with the Minister in accordance with section 150 of the Act for the taxation year in which the building was acquired) that this subsection not apply to that cost.
4. (1) Subsection 1104(2) of the Regulations is amended by adding the following in alphabetical order:
“eligible non-residential building” means a taxpayer’s building (other than a building that was used, or acquired for use, by any person or partnership before March 19, 2007) that is located in Canada, that is included in Class 1 in Schedule II and that is acquired by the taxpayer on or after March 19, 2007 to be used by the taxpayer, or a lessee of the taxpayer, for a non-residential use; (bâtiment non résidentiel admissible)
     (2) The portion of subsection 1104(9) of the Regulations before paragraph (a) is replaced by the following:
(9) For the purposes of paragraph 1100(1)(a.1), subsection 1100(26) and Class 29 in Schedule II, “manufacturing or processing” does not include
     (3) The definition “plant residue” in subsection 1104(13) of the Regulations is replaced by the following:
“plant residue” means the residue of plants that would, but for its use in a system that converts biomass into bio-oil or biogas, be waste material, but does not include wood waste or waste that no longer has the chemical properties of the plants of which it is a residue. (résidus végétaux)
     (4) Subsection 1104(13) of the Regulations is amended by adding the following in alphabetical order:
“biogas” means the gas produced by the anaerobic digestion of organic waste that is manure, food waste, plant residue or wood waste. (biogaz)
“eligible waste fuel” means bio-oil, digester gas, landfill gas, municipal waste, pulp and paper waste, and wood waste. (combustible résiduaire admissible)

“food waste” means organic waste that is
(a) generated during the preparation or processing of food for human animal consumption; or
(b) food that is no longer fit for human or animal consumption. (déchets alimentaires)
“pulp and paper waste” means
(a) tall oil soaps, crude tall oil and turpentine that are produced as by-products of the processing of wood into pulp or paper; and
(b) the by-product of a pulp or paper plant’s effluent treatment, or its de-inking processes, if that by-product has a solid content of at least 40 per cent before combustion. (déchets d’usines de pâtes ou papiers)
5. (1) The portion of Class 29 in Schedule II to the Regulations before paragraph (a) is replaced by the following:
Property (other than property included in Class 41 solely because of paragraph (c) or (d) of that Class or property included in Class 47 because of paragraph (b) of that Class) that would otherwise be included in another class in this Schedule
     (2) Paragraph (c) in Class 29 in Schedule II to the Regulations is amended by striking out “or” at the end of subparagraph (i), by adding “or” at the end of subparagraph (ii) and by adding the following after subparagraph (ii):
(iii) after March 18, 2007 and before 2009 if the property is machinery, or equipment,
(A) that would be described in paragraph (a) if subparagraph (a)(ii) were read without reference to “in Canadian field processing carried on by the lessee or”, or
(B) that is described in subparagraph (b)(i) or (ii).
6. (1) Subparagraph (c)(i) of Class 41 in Schedule II to the Regulations is replaced by the following:
(i) Class 29 were read without reference to
(A) the words “property included in Class 41 solely because of paragraph (c) or (d) of that Class or”,
(B) its subparagraphs (b)(iii) and (v), and
(C) its paragraph (c),

     (2) Subparagraph (d)(i) of Class 41 in Schedule II to the Regulations is replaced by the following:
(i) Class 29 were read without reference to
(A) the words “property included in Class 41 solely because of paragraph (c) or (d) of that Class or”,
(B) its subparagraphs (b)(iii) and (v), and
(C) its paragraph (c), and
7. (1) Subparagraph (a)(ii.1) of Class 43.1 in Schedule II to the Regulations is replaced by the following:
(ii.1) fixed location fuel cell equipment that uses hydrogen generated only from internal, or ancillary, fuel reformation equipment,
     (2) The portion of paragraph (a) of Class 43.1 in Schedule II to the Regulations after subparagraph (v) is replaced by the following:
other than buildings or other structures, heat rejection equipment (such as condensers and cooling water systems), transmission equipment, distribution equipment, fuel handling equipment that is not used to upgrade the combustible portion of the fuel and fuel storage facilities,
     (3) Clause (c)(i)(A) of Class 43.1 in Schedule II to the Regulations is replaced by the following:
(A) is used by the taxpayer, or by a lessee of the taxpayer, to generate electrical energy, or both electrical and heat energy, using only fuel that is fossil fuel, eligible waste fuel, spent pulping liquor, or any combination of those fuels, and
     (4) Subparagraph (d)(i) of Class 43.1 in Schedule II to the Regulations is replaced by the following:
(i) property that meets the following conditions:
(A) it is used by the taxpayer, or by a lessee of the taxpayer, primarily for the purpose of heating an actively circulated liquid or gas and is
(I) active solar heating equipment, including such equipment that consists of above ground solar collectors, solar energy conversion equipment, solar water heaters, energy storage equipment, control equipment and equipment designed to interface solar heating equipment with other heating equipment, or

(II) equipment that is a part of a ground source heat pump system that is used primarily for the purpose of heating a liquid or gas used directly in an industrial process or in a greenhouse, including such equipment that consists of underground piping, energy conversion equipment, energy storage equipment, control equipment and equipment designed to interface the system with other heating equipment, and
(B) it is not a building, part of a building (other than a solar collector that is not a window and that is integrated into a building), equipment used to heat water for use in a swimming pool, nor equipment that distributes heated air or water in a building,
     (5) Subparagraph (d)(vi) of Class 43.1 in Schedule II to the Regulations is replaced by the following:
(vi) fixed location photovoltaic equipment that is used by the taxpayer, or a lessee of the taxpayer, primarily for the purpose of generating electrical energy from solar energy if the equipment consists of solar cells or modules and related equipment including inverters, control, conditioning and battery storage equipment, support structures and transmission equipment, but not including
(A) a building or a part of a building (other than a solar cell or module that is integrated into a building),
(B) auxiliary electrical generating equipment, property otherwise included in Class 10 and property that would be included in Class 17 if that Class were read without reference to its subparagraph (a.1)(i), and
(C) distribution equipment,

     (6) Subparagraph (d)(ix) of Class 43.1 in Schedule II to the Regulations is replaced by the following:
(ix) equipment used by the taxpayer, or by a lessee of the taxpayer, primarily for the purpose of generating heat energy from the consumption of eligible waste fuel, and using only fuel that is eligible waste fuel, fossil fuel or a combination of both, if the heat energy is used directly in an industrial process, or in a greenhouse, of the taxpayer or lessee, including such equipment that consists of fuel handling equipment used to upgrade the combustible portion of the fuel and control, feedwater and condensate systems, and other ancillary equipment, but not including buildings or other structures, heat rejection equipment (such as condensers and cooling water systems), fuel storage facilities, other fuel handling equipment and electrical generating equipment, and property otherwise included in Class 10 or 17,
     (7) Subparagraph (d)(xii) of Class 43.1 in Schedule II to the Regulations is replaced by the following:
(xii) fixed location fuel cell equipment used by the taxpayer, or by a lessee of the taxpayer, that uses hydrogen generated only from ancillary electrolysis equipment (or, if the fuel cell is reversible, the fuel cell itself) using electricity all or substantially all of which is generated by photovoltaic, wind energy conversion or hydro-electric equipment, of the taxpayer or the lessee, and equipment ancillary to the fuel cell equipment other than buildings or other structures, transmission equipment, distribution equipment, auxiliary electrical generating equipment and property otherwise included in Class 10 or 17,
     (8) The portion of subparagraph (d)(xiii) of Class 43.1 in Schedule II to the Regulations before clause (A) is replaced by the following:
(xiii) property that is part of a system that is used by the taxpayer, or by a lessee of the taxpayer, primarily to produce, store and use biogas if that biogas is used by the taxpayer or the lessee primarily to produce electricity, heat that is used directly in an industrial process or in a greenhouse, or electricity and such heat, which property

     (9) Clause (d)(xiii)(B) of Class 43.1 in Schedule II to the Regulations is replaced by the following:
(B) does not include property (other than a buffer tank) that is used to collect, move or store organic waste, equipment used to process the residue after digestion or to treat recovered liquids, auxiliary electrical generating equipment, buildings or other structures, transmission equipment, distribution equipment, equipment designed to store electrical energy, property otherwise included in Class 10 and property that would be included in Class 17 if that class were read without reference to its subparagraph (a.1)(i), or
     (10) Paragraph (d) of Class 43.1 in Schedule II to the Regulations is amended by adding the following after subparagraph (xiii):
(xiv) property that is used by the taxpayer, or by a lessee of the taxpayer, primarily for the purpose of generating electricity using wave or tidal energy (otherwise than by using physical barriers or dam-like structures), including support structures, control, conditioning and battery storage equipment, submerged cables and transmission equipment, but not including buildings, distribution equipment, auxiliary electricity generating equipment, property otherwise included in Class 10 and property that would be included in Class 17 if that class were read without reference to its subparagraph (a.1)(i), and
8. The portion of Class 43.2 in Schedule II to the Regulations before paragraph (a) is replaced by the following:
Property that is acquired after February 22, 2005 and before 2020 (other than property that was included, before it was acquired, in another class in this Schedule by any taxpayer) and that is property that would otherwise be included in Class 43.1
9. The portion of Class 45 in Schedule II to the Regulations before paragraph (a) is replaced by the following:
Property acquired after March 22, 2004 and before March 19, 2007 (other than property acquired before 2005 in respect of which an election is made under subsection 1101(5q)) that is general-purpose electronic data processing equipment and systems software for that equipment, including ancillary data processing equipment, but not including property that is principally or is used principally as

10. Class 47 in Schedule II to the Regulations is replaced by the following:
Property that is
(a) transmission or distribution equipment (which may include for this purpose a structure) acquired after February 22, 2005 and that is used for the transmission or distribution of electrical energy, other than
(i) property that is a building, and
(ii) property that has been used or acquired for use for any purpose by any taxpayer before February 23, 2005; or
(b) equipment acquired after March 18, 2007 that is part of a liquefied natural gas facility that liquefies or regasifies natural gas, including controls, cooling equipment, compressors, pumps, storage tanks, vaporizers and ancillary equipment, loading and unloading pipelines on the facility site used to transport liquefied natural gas between a ship and the facility, and related structures, other than property that is
(i) acquired for the purpose of producing oxygen or nitrogen,
(ii) a breakwater, a dock, a jetty, a wharf, or a similar structure, or
(iii) a building.
11. Schedule II to the Regulations is amended by adding the following after Class 49:
Class 50
Property acquired after March 18, 2007 that is general-purpose electronic data processing equipment and systems software for that equipment, including ancillary data processing equipment, but not including property that is principally or is used principally as
(a) electronic process control or monitor equipment;
(b) electronic communications control equipment;
(c) systems software for equipment referred to in paragraph (a) or (b); or
(d) data handling equipment (other than data handling equipment that is ancillary to general-purpose electronic data processing equipment).

Class 51
Property acquired after March 18, 2007 that is a pipeline, including control and monitoring devices, valves and other equipment ancillary to the pipeline, used for the distribution (but not the transmission) of natural gas, other than
(a) a pipeline described in subparagraph (l)(ii) of Class 1 or in Class 49;
(b) property that has been used or acquired for use for any purpose by a taxpayer before March 19, 2007; and

(c) a building or other structure.
12. (1) Subsections 1(1) to (3), 3(1), 4(1) and (2) and 5(2) and sections 8 to 11 are deemed to have come into force on March 19, 2007.
     (2) Subsections 1(4) to (8), section 2, subsections 4(3) and (4) and 5(1) and sections 6 and 7 apply to property acquired on or after March 19, 2007, except that subparagraph (d)(xii) of Class 43.1 in Schedule II to the Regulations, as enacted by subsection 7(7), is to be read as follows with respect to property acquired before February 26, 2008:
(xii) fixed location fuel cell equipment used by the taxpayer, or by a lessee of the taxpayer, that uses hydrogen generated only from ancillary electrolysis equipment (or, if the fuel cell is reversible, the fuel cell itself) using electricity generated by photovoltaic, wind energy conversion or hydro-electric equipment, of the taxpayer or the lessee, and equipment ancillary to the fuel cell equipment other than buildings or other structures, transmission equipment, distribution equipment, auxiliary electrical generating equipment and property otherwise included in Class 10 or 17,
     (3) Subsection 3(2) applies to additions and alterations made after March 18, 2007.
13. If a taxpayer files in writing an election referred to in subsection 1101(5b.1) of the Regulations, as enacted by subsection 2(1), or in subsection 1102(16.1) of the Regulations, as enacted by subsection 3(1), the election is deemed to have been filed in the manner and by the time required if the election is received by the Minister of National Revenue no later than 90 days after the day on which these Regulations are published in the Canada Gazette, Part II.

EXPLANATORY NOTES — REGULATIONS AMENDING THE INCOME TAX
REGULATIONS (CAPITAL COST ALLOWANCE — 2007 BUDGET MEASURES)
The following explanatory notes accompany proposed amendments to the Income Tax Regulations that were announced in the March 19, 2007 Budget, other than amendments concerning the phase-out of the accelerated capital cost allowance for oil sands projects. Details of the proposals are also discussed at pages 404 to 407 and 412 to 417 of Annex 5 to The Budget Plan 2007.
Section 1
CCA Rates
ITR
1100(1)
Subsection 1100(1) of the Income Tax Regulations (the “Regulations”) sets out the capital cost allowance (CCA) rates that taxpayers may claim with respect to specified classes of depreciable property.
ITR
1100(1)(a)
Paragraph 1100(1)(a) is amended in two respects. First, the words “he” and “him” in the English version of the paragraph’s pre-amble and post-amble, respectively, are replaced with “the taxpayer”. Second, new subparagraphs 1100(1)(a) (xxxvi) and (xxxvii) are introduced.
ITR
1100(1)(a)(xxxvi) and (xxxvii)
New subparagraph 1100(1)(a)(xxxvi) provides for a 55 per cent CCA rate for property included in new Class 50, which generally applies to computer equipment.
New subparagraph 1100(1)(a)(xxxvii) provides for a six per cent CCA rate for property included in new Class 51, which generally applies to a natural gas distribution pipeline.
These amendments apply after March 18, 2007.

Additional Allowances
ITR
1100(1)(a.1) and (a.2)
New paragraphs 1100(1)(a.1) and (a.2) of the Regulations provide for two new additional allowances in respect of certain buildings included in Class 1 in Schedule II to the Regulations.
New paragraph 1100(1)(a.1) provides a six per cent additional allowance in respect of an “eligible non-residential building” at least 90 per cent of the floor space of which is used at the end of a taxation year for the purpose of manufacturing or processing in Canada goods for sale or lease.
New paragraph 1100(1)(a.2) provides for a two per cent additional allowance in respect of an “eligible non-residential building” at least 90 per cent of which is used at the end of a taxation year for a non-residential use in Canada.
The note accompanying amended subsection 1104(2) provides commentary in respect of the new definition “eligible non-residential building.” The additional allowance applies only if the taxpayer who acquired the building elects under new subsection 1101(5b.1) to include the building in a separate prescribed class.
If the taxpayer has elected under subsection 1101(5b.1) to include a Class 1 building that meets the definition of “eligible non-residential building” in a separate prescribed class and the building meets one of the two use requirements mentioned in paragraphs 1100(1)(a.1) or (a.2) at the end of the taxpayer’s taxation year, the taxpayer is eligible to claim an additional allowance of either six per cent (where the non-residential building use is manufacturing or processing) or two per cent (where the non-residential use is not manufacturing or processing) in respect of the Class 1 building.
These amendments apply to property acquired after March 18, 2007.
Specified Leasing Property Rules — Exempt Property
ITR
1100(1.13)(a)
Paragraph 1100(1.13)(a) of the Regulations defines property that is “exempt property” for the purposes of the specified leasing property rules, which may apply to restrict a taxpayer’s deduction of CCA in respect of specified leasing property.

Subparagraph 1100(1.13)(a)(i.1) currently provides that certain computer equipment included in Class 45 (other than an individual piece of such property that has a capital cost in excess of $1 million) is exempt property for the purposes of the specified leasing property rules. This treatment is extended to apply to computer equipment included in new Class 50.
This amendment applies to property acquired after March 18, 2007.
Specified Leasing Property Rules — Leasing Property
ITR
1100(17)
Subsection 1100(17) of the Regulations defines property that is “leasing property” for the purposes of the specified leasing property rules, which may apply to restrict a taxpayer’s deduction of capital cost allowance in respect of specified leasing property.
ITR
1100(17)(b)
A reference to “computer software tax shelter property” in paragraph 1100(17)(b) is replaced, consequential to the changes to the computer software tax shelter property rules in subsection 1100(20.1) of the Regulations, with a reference to “computer tax shelter property”. This amendment applies to property acquired after March 18, 2007.
Computer Tax Shelter Property
ITR
1100(20.1)
Subsection 1100(20.1) of the Regulations precludes the deduction of capital cost allowance in respect of computer software tax shelter property to the extent the deductions otherwise would result in a loss.
The references to “computer software tax shelter property” in the heading before subsection 1100(20.1) and in the subsection itself are replaced with a reference to “computer tax shelter property.” This change is consequential to the extension of the tax shelter property rules to “general-purpose electronic data processing equipment”, including ancillary equipment, which terminology is defined in subsection 1104(2) — although colloquially it is called computer hardware.
This amendment applies to property acquired after March 18, 2007.

ITR
1100(20.2)
Subsection 1100(20.2) of the Regulations describes the computer tax shelter property for the purposes of the application of the specified leasing property rules.
The preamble in the subsection is amended in two respects. First, a reference to “computer software tax shelter property” is changed to a reference to “computer tax shelter property”. Second, a reference to the property described in Class 50 in Schedule II is added, consequential to the introduction of Class 50 for certain computer equipment.
This amendment applies to property acquired after March 18, 2007.
Section 2
Separate Class Election
ITR
1101
Section 1101 of the Regulations provides separate classes in respect of certain property described in Schedule II to the Regulations.
Election — Eligible non-residential building
ITR
1101(5b.1)
New subsection 1101(5b.1) of the Regulations provides that taxpayers may elect to include a building in a separate prescribed class if the building satisfies the definition “eligible non-residential building”, as defined in subsection 1104(2). A taxpayer who acquires such a building may be eligible to claim an additional capital cost allowance under new paragraphs 1100(1)(a.1) or (a.2) in respect of the building if a separate class election has been filed with the Minister of National Revenue in the taxation year in which the building is acquired.
This amendment applies to property acquired after March 18, 2007.

Computer Tax Shelter Property
ITR
1101(5r)
Subsection 1101(5r) of the Regulations provides that a separate class is prescribed for computer software tax shelter property. Subsection 1101(5r) is amended to replace references to “software” in the heading before the subsection and in its paragraphs (b) and (c) with “computer tax shelter property”. These changes are consequential to the extension of the computer software tax shelter property rules to “general-purpose electronic data processing equipment”, including ancillary equipment, which is defined in subsection 1104(2).
These amendments apply to property acquired after March 18, 2007.
Section 3
Special Rules
Election for Certain M&P Equipment
ITR
1102(16.1)
New subsection 1102(16.1) of the Regulations provides that a taxpayer, who acquires manufacturing or processing machinery or equipment that otherwise would be included in Class 43.1 or 43.2 in Schedule II to the Regulations, may elect to include the property in Class 29 if the property is acquired after March 18, 2007 and before 2009 and Class 29 applies to the property. The election is to be made by letter attached to the taxpayer’s return of income for the taxation year in which the property is acquired.
Rules for Additions and Alterations of Certain Buildings
ITR
1102(23)
New subsection 1102(23) of the Regulations provides a special rule that applies to additions to, or alterations of, a taxpayer’s building that is not an “eligible non-residential building” (as that term is defined in subsection 1104(2)) and that is not included in a separate class under subsection 1101(5b.1).

The rule provides that the capital cost of an addition to, or alternation of, a building is deemed to be a separate building for the purpose of applying the additional allowances available under paragraph 1100(1)(a.1) or (a.2), including the separate class election found in subsection 1101(5b.1). Consequently, a taxpayer who acquires an addition to, or alteration of, a building that itself is not an eligible non-residential building (e.g., the building was acquired before March 19, 2007) may qualify for an additional allowance in respect of the capital cost of the addition or alteration to that building if other conditions relating to claiming an additional allowance under those provisions are met.
This amendment applies to additions and alterations made after March 18, 2007.
Use Requirements — Additions and Alterations to Certain Buildings
ITR
1102(24)
New subsection 1102(24) of the Regulations provides a special rule for determining whether an addition to, or alteration of, a building to which the deemed building rule in subsection 1102(23) applies is used in the manner required by the additional allowance provisions in paragraphs 1100(1)(a.1) and (a.2). In general terms, the use of an addition or alteration that is included as a building in a separate prescribed class (because of an election under subsection 1101(5b.1)) is deemed to be determined on the basis of the use of the total floor space of the building after taking the addition or alteration into account.
This amendment applies to additions and alterations made after March 18, 2007.
Cost of Certain Buildings
ITR
1102(25)
New subsection 1102(25) of the Regulations ensures that the capital cost of the “eligible non-residential building” that was under construction on March 19, 2007, and that is eligible for a separate class election under subsection 1101(5b.1), includes the capital cost of the building that was incurred before March 19, 2007. If the election under subsection 1101(5b.1) applies in respect of such capital costs of a taxpayer, the taxpayer may be eligible for an additional allowance in respect of those costs under paragraph 1100(1)(a.1) or (a.2).

In addition, the new subsection provides for an election that allows a taxpayer to not include capital costs incurred before March 19, 2007 for the construction of an eligible non-residential building in the cost of the building.
This amendment applies to additions and alterations made after March 18, 2007.
Section 4
Definitions
ITR
1104(2)
Subsection 1104(2) sets out definitions that apply for the purposes of Part XI of the Regulations and in Schedule II to the Regulations. The subsection is amended to add the definition of an “eligible non-residential building.” This definition is relevant for the purpose of applying the additional allowances that may apply to such buildings under subsection 1100(1).
An “eligible non-residential building” means a taxpayer’s building
•	that is located in Canada;

•	that is included in Class 1 in Schedule II of the Regulations;

•	that has not been used, or acquired for use, by any person (including a partnership) before March 19, 2007; and

•	that has been acquired by the taxpayer on or after March 19, 2007 to be used by the taxpayer, or a lessee of the taxpayer, for a non-residential use.
This amendment applies after March 18, 2007.
Exclusions from the meaning of “manufacturing or processing”
ITR
1104(9)
Subsection 1104(9) of the Regulations lists various exclusions from the meaning of the phrase “manufacturing or processing” for the purposes of the specified energy property rules in subsection 1100(26) and for the purposes of manufacturing and processing property described in Class 29 in Schedule II to the Regulations.

Subsection 1104(9) is amended to also apply for the purpose of the new paragraph 1100(1)(a.1). New paragraph 1100(1)(a.1) provides a six per cent additional allowance in respect of an eligible non-residential building at least 90 per cent of the floor area of which building is used at the end of a taxation year for the purpose of manufacturing or processing in Canada goods for sale or lease.
This amendment applies after March 18, 2007.
Classes 43.1 and 43.2 — Energy Conservation Property
ITR
1104(13)
Subsection 1104(13) of the Regulations sets out various definitions that apply for the purpose of determining whether property is depreciable property to which Class 43.1 or 43.2 applies.
Consequential to the extension of Classes 43.1 and 43.2 to certain property as announced in the 2007 Budget, subsection 1104(13) is amended in two respects.
First, the existing definition of plant residue is amended to add a reference to biogas, consequential to the introduction of the new definition of biogas in subsection 1104(13).
Second the following four new definitions are added:
1.	“Biogas” means the gas produced by the anaerobic digestion of organic waste that is manure, food waste, plant residue or wood waste.

2.	“Eligible waste fuel” means bio-oil, digester gas, landfill gas, municipal waste, pulp and paper waste, and wood waste.

3.	“Food waste “ means organic waste that is
•	generated during the preparation or processing of food for human or animal consumption; or

•	food that is no longer fit for human or animal consumption.
4.	“Pulp and paper waste” means,
•	tall oil soaps, crude tall oil and turpentine that are produced as by-products of the processing of wood into pulp or paper; and

•	the by-product of a pulp or paper plant’s effluent treatment, or its de-inking processes, if that by-product has a solid content of at least 40 per cent before combustion.
These amendments apply to property acquired after March 18, 2007.

Sections 5-11
Schedule II to the Regulations — Classes of Property
Schedule II to the Regulations provides a list of classes of depreciable properties for the purposes of claiming CCA, and the descriptions of properties that are to be included in each Class.
Section 5
Class 29 (3-year write-off)
Class 29 in Schedule II to the Regulations provides accelerated CCA for certain property acquired before 1990 that is used directly or indirectly for the purpose of manufacturing or processing in Canada goods for sale or lease. Class 29 is amended in two respects.
First, the preamble of Class 29 is rewritten to clarify that Class 29 does not apply to certain property referred to in paragraphs (c) and (d) of Class 41. Second, new subparagraph (c)(iii) is added to apply to property acquired after March 18, 2007 and before 2009 that is machinery or equipment and
•	that would be described in paragraph (a) of Class 29 if subparagraph (ii) of that paragraph were read without reference to the phrase “in Canadian field processing carried on by the lessee of”; or

•	that is described in subparagraph (b)(i) or (ii) of Class 29.
In general, these amendments apply to property acquired after March 18, 2007.
Section 6
Class 41 (25% rate)
Class 41 in Schedule II to the Regulations is amended consequential to the amendments to Class 29. The amendments to Class 29 clarify that property described in paragraphs (c) or (d) of Class 41 is not to be included in Class 29.
These amendments apply to property acquired after March 18, 2007.

Section 7
Class 43.1 (30% rate) and Class 43.2 (50% rate)
Class 43.1 in Schedule II to the Regulations provides a 30% accelerated CCA rate for certain energy conservation equipment. Class 43.2 in Schedule II provides a 50% accelerated CCA rate. In general terms, Class 43.2 applies to property described in Class 43.1 if the property is acquired on or after February 23, 2005 and before 2012. Unlike Class 43.1, however, Class 43.2 applies to co-generation property described in paragraphs (a) to (c) of Class 43.1 only if the heat efficiency of fuels used in an eligible co-generation system does not exceed a 4,750 BTU requirement instead of the 6,000 BTU requirement.
Class 43.1 (and indirectly Class 43.2) is amended in a number of respects more fully described below.
1.	Small Photovoltaic and Fixed-Location Fuel Cell Systems
Subparagraph (d)(vi) of Class 43.1 applies to certain fixed location photovoltaic equipment that converts solar energy into electrical energy. Subparagraphs (a)(ii.1) and (d)(xii) of Class 43.1 apply to certain fixed location fuel cell equipment that uses hydrogen to produce electricity, or electricity and heat. Currently, photovoltaic equipment and fuel cell equipment is eligible only if they have a peak capacity of at least three kilowatts.

Subparagraph (a)(ii.1) is amended to remove the minimum three kilowatt capacity requirement.
Subparagraph (d)(vi) is amended in three respects. First, the subparagraph is reworded for clarity and simplicity. Second, reworded clause (vi)(A) ensures that a solar cell or module that is integrated into a building as part of fixed location photovoltaic system is not excluded from either of Class 43.1 and 43.2 merely because they may be considered to be part of a building. Third, the minimum three kilowatt capacity requirement in present clause (vi)(B) is removed.
Subparagraph (d)(xii) of Class 43.1 is amended in two respects. First, the minimum three kilowatt capacity requirement mentioned above in the subparagraph is removed. Second, the subparagraph is reworded to clarify that a fixed location fuel cell that uses hydrogen generated only from ancillary electrolysis equipment (or, if the fuel cell is reversible, the fuel cell itself) is eligible for inclusion in Class 43.1 or 43.2 only if it uses electricity all or substantially all of which is generated by photovoltaic equipment, wind energy conversion equipment or hydro-electric equipment.

2.	Fuel Upgrading Equipment
Generally fuel handling equipment is not included in either Class 43.1 or 43.2. However, this restriction does not apply to certain fuel handling equipment that is used for the purpose of upgrading an eligible waste fuel that is used to generate heat energy as described in subparagraph (d)(ix) of Class 43.1. This exception to the general rule is further extended to apply to fuel handling equipment that in general terms is used to upgrade waste fuel for combustion in an eligible co-generation system described in paragraphs (a) to (c) of Class 43.1, or in paragraph (a) of Class 43.2.
3.	List of Eligible Waste Fuels
Clause (c)(i)(A) and subparagraph (d)(ix) of Class 43.1 have been reworded for simplicity, consequential to the introduction of the definition “eligible waste fuel” in subsection 1104(13) of the Regulations.
4.	Conventional Active Solar Equipment and Ground Source Heat Pump Systems
Subparagraph (d)(i) of Class 43.1 applies to active solar heating equipment used to heat a liquid or gas for use in an industrial process or a greenhouse. Solar heating equipment included in subparagraph (d)(i) includes equipment used in an above ground active solar heating system and in a ground source heat pump system.
Subparagraph (d)(i) is amended in four respects:
First subparagraph (d)(i) is reworded for clarity by introducing new clauses (A) and (B). Clause (i)(A) describes property that is to be included in the subparagraph and clause (B) describes property that is to be excluded, even if it otherwise meets the criteria in clause (A).
Second, the use restriction for the use of heated liquid or gas in an industrial process or greenhouse is removed in the case of above ground active solar heating equipment, by introducing new subclause (d)(i)(A)(I). Third, new subclause (d)(i)(A)(II) clarifies that certain ground source heat assets are eligible assets if used primarily for purpose of heating a liquid or gas used directly in an industrial process or in a greenhouse. This change reflects current administrative practice and applies to property acquired after March 18, 2007.
Fourth, new clause (B) ensures that any of the following property is not included in either of Class 43.1 and Class 43.2 as part of the active solar heating equipment:
•	a building or a part of a building (other than a solar collector that is not a window and that is integrated into a building);

•	equipment used to heat water for use in a swimming pool; or

•	equipment that distributes heated air or water in a building.

5.	Waste-Fuelled Thermal Energy Systems
Class 43.1 applies to systems that generate heat for use in an industrial process or a greenhouse that are fuelled by particular waste fuels (e.g., wood waste and landfill gas). There currently is no restriction on the other fuels that may be combined with these particular fuels to fuel these systems. Subparagraph (d)(ix) of Class 43.1 is amended to apply only if the heat is generated primarily from the consumption of an eligible waste fuel and to ensure that no fuel other than a fossil fuel, eligible waste fuel or a combination of an eligible waste fuel and fossil fuel is used to generate heat for use in an industrial process or a greenhouse.
6.	Biogas Production Equipment
Subparagraph (d)(xiii) of Class 43.1 applies to certain equipment that is part of a system that is used primarily to produce, store and use biogas if that biogas is used primarily to produce electricity, heat that is used directly in an industrial process or in a greenhouse, or electricity and such heat. This subparagraph is amended consequential to the introduction of the definition “biogas” in subsection 1104(13), which expands the variety of feedstocks that can be used in a biogas production system.
7.	Pulp and Paper Waste
Class 43.1 currently applies to co-generation systems if they use one or a combination of certain listed fuels. These listed fuels currently do not include certain waste fuels that are a by-product of a pulp and paper plant’s processing activity. The types of waste fuels that are eligible fuels for the purpose of an eligible co-generation system under paragraphs (a) to (c) of Class 43.1, and systems that produce heat for use in an industrial process or a greenhouse in subparagraph (d)(ix), are extended to include pulp and paper waste. This change is enacted by defining “eligible waste fuel” in subsection 1104(13) to include pulp and paper waste, and by making consequential amendments to Class 43.1. Reference may be made to the note accompanying amendments to subsection 1104(13) for further details.
8.	Wave and Tidal Energy Equipment
Eligibility for Class 43.1 and 43.2 is extended to equipment that is primarily used to generate electricity using wave and tidal energy, if the system is not a physical barrier or dam-like structure. Eligible equipment will include support structures, control, conditioning and battery storage equipment, submerged cables, and transmission equipment. Excluded property includes buildings, distribution equipment, auxiliary electricity generating equipment and property otherwise included in Class 10 or in Class 17 if that class were read without reference to its subparagraph (a.1)(i).
In general, these amendments to Class 43.1 apply to property acquired after March 18, 2007.
Section 8
Class 43.2 (50% rate)
Class 43.2 is amended to extend its application to eligible equipment acquired before 2020, instead of before 2012.
This amendment applies after March 18, 2007.
Section 9
Class 45 (50% rate)
Class 45 is amended consequential to the introduction of new Class 50 for certain computer equipment. Class 45 will no longer apply to property that is general-purpose electronic data processing equipment and systems software for that equipment if the property is acquired after March 18, 2007, because the new class 50 will apply to such property.
This amendment applies after March 18, 2007.
Section 10
Class 47 (8% rate)
Class 47 in Schedule II to the Regulation currently applies to certain transmission and distribution equipment that is used for the transmission or distribution of electrical energy.
Paragraph (b) of that class extends that class to property that is equipment that is part of a liquefication or regasification plant for liquified natural gas acquired after March 18, 2007. The newly eligible property includes the following:
•	control equipment, cooling equipment, compressors, pumps, storage tanks, vaporizers and ancillary equipment;

•	loading and unloading pipelines on the facility site used to transport liquefied natural gas between a ship and the facility; and

•	related structures.

However, paragraph (b) of Class 47 does not apply to property acquired for the purpose of producing oxygen or nitrogen. Further, paragraph (b) of Class 47 excludes a breakwater, a dock, a jetty, a wharf, or a similar structure, or a building that may be part of a liquefication or regasification plant.
This amendment applies after March 18, 2007.
Section 11
Class 50 (55% rate)
New Class 50 in Schedule II to the Regulations provides a 55% capital cost allowance rate (computed on a declining balance basis) for general-purpose electronic data processing equipment and system software for that equipment, including ancillary data processing equipment. Such property must be acquired on or after March 19, 2007 and Class 50 treatment does not apply to property that is principally or is used principally as
•	electronic process control or monitor equipment;

•	electronic communications control equipment;

•	systems software for electronic control or monitor equipment, or electronic communications control equipment; or

•	data handling equipment (other than such equipment that is ancillary to general-purpose electronic data processing equipment).
This amendment applies after March 18, 2007.
Class 51 (6% rate)
Schedule II to the Regulations is amended by adding new CCA Class 51 to apply to property that is a natural gas distribution line acquired on or after March 19, 2007 (other than property used before that date). Such property includes control and monitoring devices, valves and other equipment ancillary to a distribution pipeline. This treatment does not apply to the following properties:
•	a pipeline described in subparagraph (l)(ii) of Class 1, or in Class 49;

•	property that has been used or acquired for use for any purpose by a taxpayer before March 19, 2007; and

•	a building or other structure.
This amendment applies after March 18, 2007.